[McDermott International Logo]

777 N. ELDRIDGE PARKWAY

HOUSTON, TEXAS 77079

[                    ], 2010

To Stockholders of McDermott International, Inc.:

We are pleased to inform you that, on [                    ], 2010, the board of directors of McDermott International, Inc., or McDermott, approved the spin-off of The Babcock & Wilcox Company, or B&W, an indirect, wholly owned subsidiary of McDermott, through a pro rata stock distribution to holders of McDermott common stock. B&W is a leading technology innovator in power generation systems, a specialty manufacturer of nuclear components and a premier service provider in its segments, with a rich legacy spanning over 140 years. We believe the spin-off, which will create two distinct businesses with separate publicly traded shares and, for each company, a dedicated board of directors and management, will better enable our offshore oil and gas construction business, which is conducted principally through J. Ray McDermott, S.A. and its subsidiaries, and our power generation systems and government operations businesses, which is conducted principally through B&W and its subsidiaries, to focus exclusively on realizing their own opportunities and addressing their distinct challenges. In addition, we believe that the two companies, each with its own financial and operating characteristics, will improve transparency for investors and may appeal to a wider combined investor base. For these reasons, we believe the spin-off is in the best interests of McDermott’s stockholders.

As a result of the spin-off, McDermott stockholders will receive one share of B&W common stock for every [            ] shares of McDermott common stock held as of 5:00 p.m. New York City time on [                    ], 2010, the record date. The distribution of B&W shares is expected to occur on [                    ], 2010. Stockholder approval of the spin-off is not required, and you do not need to take any action to receive shares of B&W common stock in the spin-off. The distribution, which is subject to several customary conditions, will be issued in book-entry form only, which means that no physical stock certificates representing interests in B&W will be issued. A book-entry account statement reflecting your ownership of shares of B&W common stock will be mailed to you, or your brokerage account will be credited for the shares on or about [                    ], 2010.

McDermott intends for the distribution of B&W common stock in the spin-off to be tax free for stockholders. To that end, McDermott has obtained a private letter ruling regarding the spin-off from the Internal Revenue Service. In addition, it is a condition to completing the spin-off that McDermott shall have received an opinion of counsel that the distribution of B&W common stock to McDermott stockholders will qualify as a distribution described in Section 355 of the Internal Revenue Code of 1986, as amended, for United States federal income tax purposes. The private letter ruling is, and the opinion will be, subject to certain qualifications and limitations. You should, of course, consult your own tax advisor as to the particular consequences of the spin-off to you, including the applicability and effect of any U.S. federal, state and local and foreign tax laws, which may result in the spin-off being taxable to you. The spin-off is also subject to other conditions, including necessary regulatory approvals.

If you sell your shares of McDermott common stock prior to or on the distribution date, you may also be selling your right to receive shares of B&W common stock. You are encouraged to consult with your financial advisor regarding the specific implications of selling your McDermott common stock prior to or on the distribution date.

Following the spin-off, McDermott common stock will continue to trade on the New York Stock Exchange under the ticker symbol “MDR” and B&W common stock will trade on the New York Stock Exchange under the ticker symbol “BWC.” You do not need to take any action to receive your shares of B&W common stock. You do not need to pay any consideration for your shares of B&W common stock or surrender or exchange your shares of McDermott common stock.

We encourage you to read the enclosed information statement, which is being mailed to all McDermott stockholders. It describes the spin-off in detail and contains important information about B&W, including financial statements.

We believe the spin-off is a positive event for McDermott’s stockholders, and we look forward to your continued support as a stockholder of McDermott. We remain committed to working on your behalf to build long-term stockholder value.

Sincerely,

Ronald C. Cambre	John A. Fees
Chairman of the Board	Chief Executive Officer

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[B&W Logo]

The Harris Building

13024 Ballantyne Corporate Place, Suite 700

Charlotte, North Carolina 28277

[                    ], 2010

To Stockholders of The Babcock & Wilcox Company:

It is my pleasure to welcome you as a stockholder of The Babcock & Wilcox Company. Following the spin-off, we will continue as a leading technology innovator in power generation systems, a specialty manufacturer of nuclear components and a premier service provider in our segments, with a rich legacy spanning over 140 years. We design, engineer, manufacture, construct and maintain power generation systems and environmental control systems, primarily for large utility and industrial customers, as well as provide related aftermarket parts and services. For our largest customer, the U.S. Government, we supply nuclear components for defense programs; manage, operate and maintain large government-owned facilities; and provide services for major capital construction and environmental projects. During the period from 2007 through 2009, we generated an average of over $3 billion in annual revenues, with approximately $350 million in average annual operating income. We employ approximately 13,000 people worldwide, not including approximately 10,000 joint venture employees.

Our strategy as an independent company will be to maximize the profitability of our operations by (1) continuing to serve our existing customer base, including the U.S. Government, unencumbered by recent changes in the rules under the Federal Acquisition Regulations, (2) increasing the contribution of international projects to our results and (3) pursuing opportunities to reorient and expand our portfolio to take advantage of significant growth opportunities in nuclear and renewable energy, as well as clean coal. We believe that our strengths, including our experienced management team, our existing customer and joint venture relationships, our manufacturing facilities and our operating expertise will enable us to achieve our goals. We are very excited about our prospects and believe that, as an independent company, we can more effectively focus on our operations and growth strategies.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “BWC.”

We thank you in advance for your support as a holder of B&W common stock, and I invite you to learn more about B&W by reviewing the enclosed information statement.

Sincerely,

Brandon C. Bethards

President and Chief Executive Officer

The Babcock & Wilcox Company

1

Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Subject to Completion, dated June 4, 2010

EXHIBIT 99.1

INFORMATION STATEMENT

The Babcock & Wilcox Company

Common Stock

(par value $0.01 per share)

This information statement is being furnished in connection with the distribution by McDermott International, Inc., or McDermott, to its stockholders of all the outstanding shares of common stock of The Babcock & Wilcox Company, or B&W. As of the date of this information statement, McDermott owns all of B&W’s outstanding common stock.

On [                    ], 2010, after consultation with financial and other advisors, McDermott’s board of directors approved the distribution of 100% of McDermott’s interest in B&W. You, as a holder of McDermott common stock, will be entitled to receive one share of B&W common stock for every [            ] shares of McDermott common stock held as of 5:00 p.m., New York City time, on the record date, [                    ], 2010. The distribution date for the spin-off will be [                    ], 2010.

You will not be required to pay any cash or other consideration for the shares of B&W common stock that will be distributed to you or to surrender or exchange your shares of McDermott common stock in order to receive shares of B&W common stock in the spin-off. The distribution will not affect the number of shares of McDermott common stock that you hold. No approval by McDermott stockholders of the spin-off is required or being sought. You are not being asked for a proxy and you are requested not to send a proxy.

As discussed under “The Spin-Off—Trading of McDermott Common Stock After the Record Date and Prior to the Distribution,” if you sell your shares of McDermott common stock in the “regular way” market after the record date and on or prior to the distribution date, you also will be selling your right to receive shares of B&W common stock in connection with the spin-off. You are encouraged to consult with your financial advisor regarding the specific implications of selling your shares of McDermott common stock on or prior to the spin-off.

There is no current trading market for our common stock. However, we expect that a limited market, commonly known as a “when-issued” trading market, for B&W common stock will begin on or about [            ] and will continue up to and including the spin-off date, and we expect that “regular way” trading of B&W common stock will begin the first day of trading following the spin-off. Subject to the consummation of the spin-off, B&W’s common stock has been approved for listing on the New York Stock Exchange under the symbol “BWC.”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

McDermott first mailed this information statement to its stockholders on or about [                    ], 2010.

The date of this information statement is [                    ], 2010.

Unless we otherwise state or the context otherwise indicates, all references in this information statement to “B&W,” “our company,” “we,” “our,” “ours” or “us” mean The Babcock & Wilcox Company and its subsidiaries as of the distribution date, and all references to “McDermott” mean McDermott International, Inc. and its subsidiaries, other than, for all periods following the spin-off, B&W.

The transaction in which B&W will be separated from McDermott and become an independent, publicly traded company is referred to in this information statement alternatively as the “distribution” or the “spin-off.”

This information statement is being furnished solely to provide information to McDermott stockholders who will receive shares of B&W common stock in connection with the spin-off. It is not provided as an inducement or encouragement to buy or sell any securities. This information statement describes our business, the relationship between McDermott and us, and how the spin-off affects McDermott and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the spin-off. You should be aware of certain risks relating to the spin-off, our business and ownership of our common stock, which are described under the heading “Risk Factors.” You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the front cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information contained in this information statement, unless we are required by applicable securities laws to do so.

i

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

Q:	What is the spin-off?

A:

The spin-off involves McDermott’s pro rata distribution to its stockholders of all the shares of our common stock. Following the spin-off, we will be a separate, publicly traded company, and McDermott will not retain any ownership interest in our company. You do not have to pay any consideration or give up any of your shares of McDermott common stock to receive shares of our common stock in the spin-off.

Q:	Why is McDermott separating B&W from McDermott’s business?

A:

McDermott’s board and management believe the benefits of the spinoff will include: the improved positioning of each of McDermott and B&W to accelerate growth; a more efficient allocation of capital for each company; the establishment of a distinct publicly traded stock for each company, which may be used as “currencies” to facilitate future acquisitions; the elimination of the risk to the combined businesses posed by recent modifications to the rules under the U.S. Federal Acquisition Regulations (“FAR”) that limit the U.S. Government’s ability to contract with “inverted” companies and their subsidiaries; and sharpened management focus and strategic vision and closer alignment of management incentives with stockholder value creation. Because of the likelihood that McDermott would be considered an “inverted” company under the recent modifications to the FAR (and, therefore, we would be considered a subsidiary of an “inverted” company), those modifications had a significant impact on the McDermott board’s decision to effect the spin-off at this time. In approving the spin-off, McDermott’s board of directors considered the fact that we derive a substantial amount of our revenues and profits from services provided to the U.S. Government, and the fact that any significant restriction on our ability to pursue future U.S. Government contract work consistent with our past operations would have a material adverse effect on the financial condition, results of operations and cash flows of the combined companies. The independent operation of the two businesses, with B&W as a Delaware corporation, will permit us to continue to serve the needs of our U.S. Government customers without interruption as a result of these rule modifications, while allowing McDermott the opportunity to pursue its independent business strategy. For more information, see “The Spin-Off—Reasons for the Spin-Off.”

Q:	What is being distributed in the spin-off?

A:

McDermott will distribute one share of B&W common stock for every [            ] shares of McDermott common stock outstanding as of the record date for the spin-off. Approximately [            ] million shares of our common stock will be distributed in the spin-off, based upon the number of shares of McDermott common stock outstanding on [                    ], 2010. The shares of our common stock to be distributed by McDermott will constitute all of the issued and outstanding shares of our common stock. For more information on the shares being distributed in the spin-off, see “Description of Capital Stock.”

Q:	What is the record date for the spin-off, and when will the spin-off occur?

A:

The record date is [                    ], 2010, and ownership is determined as of 5:00 p.m. New York City time on that date. Shares of B&W common stock will be distributed on [                    ], 2010, which we refer to as the distribution date.

Q:	As a holder of shares of McDermott common stock as of the record date, what do I have to do to participate in the spin-off?

A:

Nothing. You will receive one share of B&W common stock for every [            ] shares of McDermott common stock held as of the record date and retained through the distribution date. You may also participate in the spin-off if you purchase McDermott common stock in the “regular way” market and retain your McDermott shares through the distribution date. See “The Spin-Off—Trading of McDermott Common Stock After the Record Date and Prior to the Distribution.”

Q:	If I sell my shares of McDermott common stock before or on the distribution date, will I still be entitled to receive B&W shares in the spin-off?

A:	If you sell your shares of McDermott common stock prior to or on the distribution date, you may also be selling your right to receive shares of B&W common stock. See “The Spin-Off—Trading of McDermott Common Stock After the Record Date and Prior to the Distribution.” You are encouraged to consult with your financial advisor regarding the specific implications of selling your McDermott common stock prior to or on the distribution date.

Q:	How will fractional shares be treated in the spin-off?

A:

Any fractional share of our common stock otherwise issuable to you will be sold on your behalf, and you will receive a cash payment with respect to that fractional share. For an explanation of how the cash payments for fractional shares will be determined, see “The Spin-Off—Treatment of Fractional Shares.”

Q:	Will the spin-off affect the number of shares of McDermott I currently hold?

A:	The number of shares of McDermott common stock held by a stockholder will be unchanged. The market value of each McDermott share, however, will decline to reflect the impact of the spin-off.

Q:	What are the U.S. federal income tax consequences of the distribution of our shares of common stock to U.S. stockholders?

A:

McDermott has obtained a private letter ruling from the Internal Revenue Service (the “IRS”) and intends to obtain an opinion of Baker Botts L.L.P., in each case, substantially to the effect that, for U.S. federal income tax purposes, the spin-off will qualify under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), and certain transactions related to the spin-off will qualify under Sections 355 and/or 368 of the Code. The private letter ruling is, and the tax opinion will be, subject to certain qualifications and limitations.

Assuming the spin-off so qualifies, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your taxable income (other than with respect to cash received in lieu of fractional shares), as a result of the spin-off. Certain U.S. federal income tax consequences of the spin-off are described in more detail under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	How will I determine the tax basis I will have in the shares of stock I receive in the spin-off?

A:

Generally, your aggregate basis in the stock you hold in McDermott and the shares of our common stock received in the spin-off will equal the aggregate basis of McDermott common stock held by you immediately before the spin-off. This aggregate basis should be allocated between your McDermott common stock and our common stock you receive in the spin-off in proportion to the relative fair market value of each immediately after the distribution. You should consult your tax advisor about how this allocation will work in your situation (including a situation where you have purchased McDermott shares at different times or for different amounts) and regarding any particular consequences of the spin-off to you, including the application of state, local, and foreign tax laws. Certain material U.S. federal income tax consequences of the spin-off are described in more detail under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	Is the spin-off tax free to non-U.S. stockholders?

A:

Non-U.S. stockholders will generally not be subject to U.S. tax on the spin-off. However, non-U.S. stockholders may be subject to tax on the spin-off in jurisdictions outside the U.S. The foregoing is for general information purposes and does not constitute tax advice. Stockholders should consult their own tax advisors regarding the particular consequences of the spin-off to them.

Q:	Will I receive a stock certificate for B&W shares distributed as a result of the spin-off?

A:

Registered holders of McDermott common stock who are entitled to participate in the spin-off will receive a book-entry account statement reflecting their ownership of B&W common stock. For additional information, registered stockholders in the United States should contact McDermott’s transfer agent, Computershare Trust Company, N.A., at 1 (800) 446-2617, or through its website at www.computershare.com. Stockholders from outside the United States may call (781) 575-2723. See “The Spin-Off—When and How You Will Receive Your Shares.”

Q:	What if I hold my shares through a broker, bank or other nominee?

A:

McDermott stockholders who hold their shares through a broker, bank or other nominee will have their brokerage account credited with shares of B&W common stock. For additional information, those stockholders should contact their broker or bank directly.

Q:	What if I have stock certificates reflecting my shares of McDermott common stock? Should I send them to the transfer agent or to McDermott?

A:	No, you should not send your stock certificates to the transfer agent or to McDermott. You should retain your McDermott stock certificates.

Q:	What are the conditions to the spin-off?

A:

The spin-off is subject to a number of conditions, including, among others, (1) the continued effectiveness of the private letter ruling received from the IRS on May 21, 2010 and an opinion of counsel, in each case, substantially to the effect that, for U.S. federal income tax purposes, the spin-off will qualify under Section 355 of the Code and certain transactions related to the spin-off will qualify under Sections 355 and/or 368 of the Code, and (2) the SEC declaring effective the registration statement of which this information statement forms a part. However, even if all of the conditions have been satisfied, McDermott may amend, modify or abandon any and all terms of the distribution and the related transactions at any time prior to the distribution date. See “The Spin-Off—Spin-Off Conditions and Termination.”

Q:	Will B&W incur any debt prior to or at the time of the spin-off?

A:

We do not currently anticipate borrowing any amounts under our revolving credit facility prior to or at the time of the spin-off. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Q:	Are there risks to owning shares of B&W common stock?

A:

Yes. B&W’s business is subject both to general and specific business risks relating to its operations. In addition, the spin-off involves specific risks, including risks relating to B&W being an independent, publicly traded company. See “Risk Factors.”

Q:	Does B&W plan to pay cash dividends?

A:

No. We do not currently plan to pay a regular dividend on our common stock following the spin-off. Our credit agreement includes restrictions on our ability to pay dividends. The declaration and amount of future dividends, if any, will be determined by our board of directors and will depend on our financial condition, earnings, capital requirements, financial covenants, industry practice and other factors our board of directors deems relevant. See “Dividend Policy.”

Q:	Will the B&W common stock trade on a stock market?

A:

Currently, there is no public market for our common stock. Subject to the consummation of the spin-off, our common stock has been approved for listing on the New York Stock Exchange under the symbol “BWC.” We anticipate that limited trading in shares of B&W common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and including through the distribution date and that “regular-way” trading in shares of B&W common stock will begin on the first trading day following the distribution date. The “when-issued” trading market will be a market for shares of B&W common stock that will be distributed to McDermott stockholders on the distribution date. If you owned shares of McDermott common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of B&W common stock, without the shares of McDermott common stock you own, on the “when-issued” market.

We cannot predict the trading prices for our common stock before, on or after the distribution date.

Q:	What will happen to McDermott stock options, restricted shares, restricted stock units, deferred stock units and performance shares?

A:	We currently expect that, subject to approval of the compensation committee of McDermott’s board of directors, equity-based compensation awards will generally be treated as follows:

•

Each outstanding option to purchase shares of McDermott common stock that is held by a director, officer or employee of McDermott who will remain a director, officer or employee of McDermott and will not be a director, officer or employee of B&W immediately after the spin-off will be replaced with an adjusted option to purchase McDermott common stock. Each of those adjusted options will reflect adjustments that will be generally intended to preserve the intrinsic value of the original option and the ratio of the exercise price to the fair market value of the stock subject to the option. To the extent the options being adjusted are vested, the adjusted options will also be vested.

•	Each outstanding option to purchase shares of McDermott common stock that is held by a person who is or will be a director of B&W (but not of McDermott) or by a person who is or will be an officer or employee of B&W immediately after the spin-off will be replaced with substitute options to purchase shares of B&W common stock. Each of those substitute options will have terms that will be generally intended to preserve the intrinsic value of the original option and the ratio of the exercise price to the fair market value of the stock subject to the option. To the extent the options being replaced are vested, the substitute options will also be vested.

•

Each outstanding option to purchase shares of McDermott common stock that is held by a (1) person who is a director of McDermott and who will remain on the board of directors of McDermott and will also serve on the board of directors of B&W immediately after the spin-off or (2) person who is one of a small number of current officers of B&W who will not serve as officers of B&W after the Distribution Date

(the “Former B&W Officers”) will be replaced with both an adjusted McDermott stock option and a substitute B&W stock option. Both options, when combined, will have terms that will be generally intended to preserve the intrinsic value of the original option and the ratio of the exercise price to the fair market value of the stock subject to the option. All McDermott stock options held by directors of McDermott as of the distribution date will have previously become vested pursuant to their existing terms. Accordingly, all adjusted or substitute options issued to McDermott directors will also be vested.

•

The McDermott restricted stock awards, restricted stock unit awards and deferred stock unit awards of officers or employees of McDermott who will remain officers or employees of McDermott and will not become officers or employees of B&W immediately after the spin-off will be replaced with adjusted McDermott awards, each of which will generally preserve the value of the original award. As of the distribution date, none of McDermott’s directors will hold any restricted stock awards, restricted stock unit awards or deferred stock unit awards.

•

The McDermott restricted stock awards, restricted stock unit awards and deferred stock unit awards of persons who are or will be officers or employees of B&W immediately after the spin-off will be converted into substitute B&W awards, each of which will generally preserve the value of the original award.

•

The McDermott restricted stock awards, restricted stock unit awards and deferred stock unit awards of the Former B&W Officers will be converted into rights to receive (1) an equivalent number of unrestricted shares of McDermott common stock and (2) [            ] shares of B&W common stock for each such share of McDermott common stock, in accordance with the spin-off distribution.

•	The McDermott performance share awards of officers or employees of McDermott who will remain officers or employees of McDermott and will not become officers or employees of B&W immediately after the spin-off will be converted into unvested rights to receive the value of deemed target performance in unrestricted shares of McDermott common stock, with the same vesting terms as the original awards.

•

The McDermott performance share awards of persons who are or will be officers or employees of B&W immediately after the spin-off will be converted into unvested rights to receive the value of deemed target performance in unrestricted shares of B&W common stock, with the same vesting terms as the original awards.

•

The McDermott performance share awards of the Former B&W officers will be converted into rights to receive the value of deemed target performance in unrestricted shares of McDermott common stock and B&W common stock, in accordance with the spin-off distribution.

For additional information on the treatment of McDermott equity-based compensation awards, see “The Spin-Off—Treatment of Stock-Based Awards.”

Q:	What will the relationship between McDermott and B&W be following the spin-off?

A:

After the spin-off, McDermott will not own any shares of B&W common stock, and each of McDermott and B&W will be an independent, publicly traded company with its own management team and board of directors. However, in connection with the spin-off, we have entered into a number of agreements with McDermott that will govern the spin-off and allocate responsibilities for obligations arising before and after the spin-off, including, among others, obligations relating to our employees and taxes. See “Relationship with McDermott After the Spin-Off.”

Q:	Will I have appraisal rights in connection with the spin-off?

A:	No. Holders of shares of McDermott common stock are not entitled to appraisal rights in connection with the spin-off.

Q:	Who is the transfer agent for your common stock?

A:	Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021-1011

Q:	Who is the distribution agent for the spin-off?

A:	Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021-1011

Q:	Whom can I contact for more information?

A:	If you have questions relating to the mechanics of the distribution of B&W shares, you should contact the distribution agent:

Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021-1011

Telephone: 1 (800) 446-2617

Before the spin-off, if you have questions relating to the spin-off, you should contact McDermott’s corporate secretary at:

McDermott International, Inc.

777 N. Eldridge Pkwy.

Houston, Texas 77079

Attention: Corporate Secretary

Telephone: (281) 870-5901

SUMMARY

The following is a summary of some of the information contained in this information statement. It does not contain all the details concerning us or the spin-off, including information that may be important to you. We urge you to read this entire document carefully, including the risk factors, our historical and pro forma combined financial statements and the notes to those financial statements.

Unless the context requires otherwise or we specifically indicate otherwise, the terms “B&W,” “our company,” “we,” “our,” “ours” and “us” refer to The Babcock & Wilcox Company, a company incorporated under the laws of the state of Delaware, and its subsidiaries as of the distribution date; and the term “McDermott” refers to McDermott International, Inc., a publicly traded Panamanian corporation, and its subsidiaries (excluding us and any of our subsidiaries).

We describe in this information statement the business to be held by us after the spin-off as if it were our business for all historical periods described. However, we are an entity that will not have independently conducted any operations before the spin-off. References in this document to our historical assets, liabilities, products, business or activities generally refer to the historical assets, liabilities, products, business or activities of the B&W business as it was conducted as part of McDermott and its subsidiaries before the spin-off. Our historical combined financial results as part of McDermott contained in this information statement may not be indicative of our financial results in the future as an independent company or reflect what our financial results would have been had we been an independent company during the periods presented.

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of the separation of B&W from McDermott and the related distribution of our common stock.

Our Company

We are currently a wholly owned subsidiary of McDermott. Following the spin-off, we will be an independent, publicly traded company. McDermott will not retain any ownership interest in our company. Our assets and businesses primarily consist of those that McDermott reports as its Power Generation Systems and Government Operations segments in its consolidated financial statements.

B&W is a leading technology innovator in power generation systems, a specialty manufacturer of nuclear components and a premier service provider in its segments, with an operating history of more than 140 years. We provide a variety of products and services to customers in the power and other steam-using industries, including electric utilities and other power generators, industrial customers in various other industries, and the U.S. Government. We operate in two business segments: Power Generation Systems and Government Operations. Through our Power Generation Systems segment, we design, engineer, manufacture, supply, construct and maintain power generation systems and environmental control systems, primarily for large utility and industrial customers, and we provide related aftermarket parts and services. Through our Government Operations segment, we manufacture nuclear components and provide various services to the U.S. Government, including uranium processing, environmental site restoration services, and management and operating services for various U.S. Government-owned facilities. These services are provided to the U.S. Department of Energy (the “DOE”), including the National Nuclear Security Administration (the “NNSA”), the Office of Nuclear Energy, the Office of Science and the Office of Environmental Management.

We participate in the ownership of a variety of entities with third parties, primarily through corporations, limited liability companies and partnerships, which we refer to as “joint ventures.” Our Government Operations segment manages and operates complex, high-consequence nuclear and national security operations for the DOE and the NNSA through joint ventures. We employ approximately 13,000 people worldwide, not including approximately 10,000 joint venture employees.

For the year ended December 31, 2009, we generated revenues of approximately $2.9 billion and operating income of approximately $270 million. For the year ended December 31, 2008, we generated revenues of approximately $3.4 billion and operating income of approximately $444.5 million.

In connection with the spin-off, we and McDermott are entering into certain agreements, including a master separation agreement, a tax sharing agreement and an employee matters agreement, under which we and McDermott will, among other things, indemnify each other against certain liabilities arising from our respective businesses. See “Relationship with McDermott After the Spin-Off—Agreements Between McDermott and Us.”

Following the spin-off, the parent company in our group of companies will be The Babcock & Wilcox Company, which was incorporated in Delaware as a subsidiary of McDermott. The address of our principal executive offices is The Harris Building, 13024 Ballantyne Corporate Place, Suite 700, Charlotte, North Carolina 28277. Our main telephone number is (704) 625-4900.

Summary of the Spin-Off

The following is a brief summary of the terms of the spin-off. Please see “The Spin-Off” for a more detailed description of the matters described below.

Distributing company	McDermott, which is the parent company of B&W. After the distribution, McDermott will not retain any shares of our common stock.

Distributed company	B&W, which is currently a wholly owned subsidiary of McDermott. After the distribution, B&W will be an independent, publicly traded company.

Distribution ratio

Each holder of McDermott common stock will receive one share of our common stock for every [            ] shares of McDermott common stock held on the record date. Approximately [            ] million shares of our common stock will be distributed in the spin-off, based upon the number of shares of McDermott common stock outstanding on [            ], 2010. The shares of our common stock to be distributed by McDermott, together with the shares of our restricted stock issued to our employees in connection with the spin-off, will constitute all of the issued and outstanding shares of our common stock. For more information on the shares being distributed in the spin-off, see “Description of Capital Stock.”

Fractional shares

The transfer agent identified below will aggregate fractional shares into whole shares and sell them on behalf of stockholders in the open market at prevailing market prices and distribute the proceeds pro rata to each McDermott stockholder who otherwise would have been entitled to receive a fractional share in the spin-off. You will not be entitled to any interest on the amount of payment made to you in lieu of a fractional share. See “The Spin-Off—Treatment of Fractional Shares.”

Distribution procedures

On or about the distribution date, the distribution agent identified below will distribute the shares of our common stock to be distributed by crediting those shares to book-entry accounts established by the transfer agent for persons who were stockholders of McDermott as of 5:00 p.m., New York City time, on the record date. Shares of B&W common stock will be issued only in book-entry form. No paper stock certificates will be issued. You will not be required to make any payment or surrender or exchange your shares of McDermott common stock or take any other action to receive your shares of our common stock. However, as discussed below, if you sell shares of McDermott common stock in the “regular way” market between the record date and the distribution date, you will be selling your right to receive the associated shares of our common stock in the distribution. Registered stockholders will receive additional information from the transfer agent shortly after the distribution date. Beneficial stockholders will receive information from their brokerage firms.

Distribution agent, transfer agent and registrar for our shares of common stock	Computershare Trust Company, N.A.

Record date	5:00 p.m., New York City time, on [ ], 2010.

Distribution date	[ ], 2010.

Trading prior to or on the distribution date

It is anticipated that, beginning shortly before the record date, McDermott’s shares will trade in two markets on the New York Stock Exchange, a “regular way” market and an “ex-distribution” market. Investors will be able to purchase McDermott shares without the right to receive shares of our common stock in the “ex-distribution” market for McDermott common stock. Any holder of McDermott common stock who sells McDermott shares in the “regular way” market on or before the distribution date will also be selling the right to receive shares of our common stock in the spin-off. You are encouraged to consult with your financial advisor regarding the specific implications of selling McDermott common stock prior to or on the distribution date.

Assets and liabilities of the distributed company

We and McDermott have entered into a master separation agreement that contains the key provisions relating to the separation of our business from McDermott and the distribution of our shares of common stock. The master separation agreement identifies the assets to be transferred, liabilities to be assumed and contracts to be assigned either to us by McDermott or by us to McDermott in the spin-off and describe when and how these transfers, assumptions and assignments will occur. See “Relationship with McDermott After the Spin-Off—Agreements Between McDermott and Us—Master Separation Agreement.”

Relationship with McDermott after the spin-off

We and McDermott have entered into agreements to define various continuing relationships between McDermott and us in various contexts. In particular, we have entered into transition services agreements under which we and McDermott will provide each other certain transition services on an interim basis. We and a subsidiary of McDermott have also entered into an agreement providing for the sharing of taxes incurred before and after the distribution, various indemnification rights with respect to tax matters and restrictions to preserve the tax-free status of the distribution to McDermott. See “Relationship with McDermott After the Spin-Off —Agreements Between McDermott and Us.”

Indemnities	Under the terms of the tax sharing agreement, we will generally be responsible for any taxes imposed on us or McDermott and its subsidiaries in the event that certain transactions related to the spin-off were to fail to qualify for tax-free treatment. However, if these transactions were to fail to qualify for tax-free treatment because of actions or failures to act by McDermott or its subsidiaries, a subsidiary of McDermott would be responsible for all such taxes. Please see “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.” Please see also “Relationship with McDermott After the Spin-Off—Agreements Between McDermott and Us—Tax Sharing Agreement.” Under the master separation agreement, we will also indemnify McDermott and its remaining subsidiaries against various claims and liabilities relating to the past operation of our business. Please see “Relationship with McDermott After the Spin-Off—Agreements Between McDermott and Us—Master Separation Agreement.”

U.S. federal income tax consequences

McDermott has obtained a private letter ruling from the IRS and expects to obtain an opinion of counsel, in each case, substantially to the effect that, for U.S. federal income tax purposes, the spin-off will qualify under Section 355 of the Code and certain transactions related to the spin-off will qualify under Sections 355 and/or 368 of the Code. Certain United States federal income tax consequences of the spin-off are described in more detail under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Conditions to the spin-off

We expect that the spin-off will be effective on [                    ], 2010, provided that the conditions set forth under the caption “The Spin-Off—Spin-Off Conditions and Termination” have been satisfied in McDermott’s sole and absolute discretion. However, even if all of the conditions have been satisfied, McDermott may amend, modify or abandon any and all terms of the distribution and the related transactions at any time prior to the distribution date.

Reasons for the spin-off

McDermott’s board and management believe the benefits of the spinoff will include: the improved positioning of each of McDermott and B&W to accelerate growth; a more efficient allocation of capital for each company; the establishment of a distinct publicly traded stock for each company, which may be used as “currencies” to facilitate future acquisitions; the elimination of the risk to the combined businesses posed by recent modifications to the rules under the FAR that limit the U.S. Government’s ability to contract with “inverted” companies and their subsidiaries; and sharpened management focus and strategic vision and closer alignment of management incentives with stockholder value creation. Because of the likelihood that McDermott would be considered an “inverted” company under the recent modifications to the FAR (and, therefore, we would be considered a subsidiary of an “inverted” company), those modifications had a significant impact on the McDermott board’s decision to effect the spin-off at this time. In approving the spin-off, McDermott’s board of directors considered the fact that we derive a substantial amount of our revenues and profits from services provided to the U.S. Government, and the fact that any significant restriction on our ability to pursue future U.S. Government contract work consistent with our past operations would have a material adverse effect on the financial condition, results of operations and cash flows of the combined companies. The independent operation of the two businesses, with B&W as a Delaware corporation, will permit us to continue to serve the needs of our U.S. Government customers without interruption as a result of these rule modifications, while allowing McDermott the opportunity to pursue its independent business strategy. For more information, see “The Spin-Off—Reasons for the Spin-Off.”

Stock exchange listing

Currently there is no public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange, or the NYSE, under the symbol “BWC.” We anticipate that trading will commence on a “when-issued” basis on or shortly before the record date. “When-issued” trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution of our shares of common stock in the spin-off, “when-issued” trading in respect of our common stock will end and “regular way” trading will begin. “Regular way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. We cannot predict the trading prices for our common stock following the spin-off. In addition, McDermott common stock will remain outstanding and will continue to trade on the NYSE.

Incurrence of debt

Our credit agreement provides a revolving credit facility to satisfy our anticipated working capital requirements and other financing needs. We anticipate that, immediately prior to the distribution date, we will have combined cash and equivalents and available liquidity under the revolving credit facility totaling at least $[            ] million. The credit agreement includes customary covenants that, among other things, will require us to maintain certain financial ratios and restrict our ability to incur additional indebtedness. To the extent permitted, we may also incur additional indebtedness from time to time for general corporate purposes, including working capital requirements, capital expenditures and future acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” See also “Risk Factors—Risks Relating to Our Industry and Our Business—Our debt obligations could restrict our operations.”

Risk factors	You should review the risks relating to the spin-off, our industry and our business and ownership of our common stock described in “Risk Factors.”

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL INFORMATION

The following table presents our summary historical combined financial information and unaudited pro forma combined financial information. We derived the historical combined statement of operations information for each of the years ended December 31, 2009, 2008 and 2007, and the balance sheet information as of December 31, 2009 and 2008, from our audited combined financial statements included in this information statement. We derived the historical condensed combined statement of operations information for the three months ended March 31, 2010 and 2009, and the balance sheet information as of March 31, 2010 and 2009, from our unaudited condensed combined financial statements included in this information statement. We derived the historical combined statement of operations information for the years ended December 31, 2006 and 2005, and the balance sheet information as of December 31, 2007, 2006 and 2005, from our unaudited combined financial statements not included in this information statement. The summary historical combined financial information reflects the effects of certain assets to be transferred to, and liabilities to be assumed by, McDermott in connection with the spin-off, and does not reflect the effects of certain liabilities to be assumed by B&W in connection with the spin-off. See “Unaudited Pro Forma Combined Financial Data.”

The unaudited pro forma combined financial information set forth below is based on available information and assumptions that we believe are factually supportable. The information has been prepared on a combined basis using historical results of operations and bases of assets and liabilities of The Babcock & Wilcox Operations of McDermott International, Inc. and includes intercompany allocations of expenses. The costs to operate our business as an independent public entity may exceed the historical allocations of expenses related to areas that include, but are not limited to, litigation and other legal matters, compliance with the Sarbanes-Oxley Act and other corporate governance matters, insurance and claims management and the related cost of insurance, as well as general overall purchasing power. These possible increased costs are not included in the unaudited pro forma combined financial information, as their impact on our results of operations cannot be reasonably estimated. The unaudited pro forma combined financial information also does not reflect any significant changes that may occur after the spin-off in our financing plans and cost structure, including expenditures related to our growth initiatives.

The unaudited pro forma combined statement of operations information for the year ended December 31, 2009 and the three months ended March 31, 2010 includes adjustments to give effect to:

•	the deemed transfer by B&W to McDermott of certain assets that will not be held by B&W;

•	the deemed assumption by B&W of certain liabilities that were previously liabilities of McDermott or other subsidiaries of McDermott; and

•	the deemed assumption by McDermott or other subsidiaries of McDermott of certain liabilities that were previously liabilities of B&W;

in each case as if such transfers occurred on January 1, 2009. The unaudited pro forma combined balance sheet information as of March 31, 2010 includes adjustments to give effect to these deemed transactions as if they had occurred on March 31, 2010.

You should read the summary historical and pro forma combined financial information in conjunction with our combined financial statements and the accompanying notes, “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in this information statement. The financial information presented below is not necessarily indicative of our future performance or what our financial position and results of operations would have been had we operated as an independent public company during the periods presented or, in the case of the unaudited pro forma information, had the transactions reflected in the pro forma adjustments actually occurred as of the dates assumed.

	Pro Forma		Historical
	Three Months Ended March 31, 2010	Year Ended December 31, 2009	Three Months Ended March 31,		Year Ended December 31,
			2010	2009	2009	2008	2007	2006(1)	2005(1)
			(In thousands)
Statement of Operations Information:
Revenues	$662,388	$2,854,632	$662,388	$785,053	$2,854,632	$3,398,574	$3,199,944	$2,517,606	$601,042
Costs and expenses	635,397	2,630,631	637,661	700,090	2,640,162	3,005,883	2,907,958	2,348,569	560,223
Equity in income of investees	14,019	55,094	14,019	10,345	55,094	51,792	45,647	39,809	37,705
Operating income	41,010	279,095	38,746	95,308	269,564	444,483	337,633	208,846	78,524
Other income (expense)	(3,134)	(15,527)	(8,634)	(6,062)	(37,263)	(11,744)	(23,285)	7,990	(2,439)
Income before provision for income taxes	37,876	263,568	30,112	89,246	232,301	432,739	314,348	216,836	76,085
Provision for (benefit from) income taxes	20,328	99,319	13,256	35,710	84,381	108,885	99,018	84,826	(17,666)
Net income attributable to The Babcock & Wilcox Operations of McDermott International, Inc.	$17,535	$164,093	$16,843	$53,484	$147,764	$323,766	$215,250	$131,976	$93,751

Other Data:
Depreciation and amortization	$16,812	$72,212	$16,812	$16,263	$72,212	$45,985	$41,672	$32,484	$14,493
Capital expenditures	18,981	93,725	18,981	20,029	93,725	63,014	60,709	43,203	27,109

	Pro Forma		Historical
	As of March 31, 2010	As of December 31, 2009	As of March 31,		As of December 31,
			2010	2009	2009	2008	2007	2006(1)	2005(1)
			(In thousands)

Balance Sheet Information:
Working capital	$96,027	$93,992	$(51,440)	$(32,128)	$71,539	$(90,040)	$(192,874)	$(297,286)	$429
Total assets	2,403,245	2,435,119	2,588,769	2,498,580	2,603,859	2,506,841	2,149,636	2,222,818	508,772
Notes payable and current maturities of long-term debt	4,993	6,432	4,993	4,161	6,432	9,021	6,599	257,492	4,250
Long-term debt	5,343	4,222	5,343	5,915	4,222	6,109	10,609	15,242	12,975

Other Data:
Backlog	$4,571,972	$4,740,060	$4,571,972	$4,918,507	$4,740,060	$5,358,740	$5,064,226	$3,494,477	$1,772,258

(1)

Results for the year ended December 31, 2006 include approximately ten months for the principal operating subsidiaries of our Power Generation Systems segment, which were included in our results effective February 22, 2006. We did not include the results of operations of these entities in our financial statements from February 22, 2000 through February 22, 2006 due to the Chapter 11 proceedings involving several of our subsidiaries. On February 22, 2000, Babcock & Wilcox Power Generation Group, Inc. (formerly known as The Babcock & Wilcox Company) (“B&W PGG”) and certain of its subsidiaries (collectively, the “Debtors”) filed a voluntary bankruptcy petition in the U.S. Bankruptcy Court for the Eastern District of New Orleans to reorganize under Chapter 11 of the U.S. Bankruptcy Code. The Debtors took this action as a means to determine and comprehensively resolve their asbestos liability as a result of asbestos-containing boilers and other products the Debtors sold, installed or serviced in prior decades. On February 22, 2000, the Debtors’ operations became subject to the jurisdiction of the Bankruptcy Court. Because we lost control of the Debtors while their operations were subject to the jurisdiction of the Bankruptcy Court, consistent with the requirements of Accounting Standards Codification (“ASC”) 810-10-15-10 (a), (1) (ii), we deconsolidated the results of the Debtors in our financial statements on February 22, 2000 and presented our investment in the Debtors on the cost basis of accounting. Subsequent to February 22, 2000, we wrote this investment down to zero as impaired. On February 22, 2006, the Debtors emerged from bankruptcy. The results of the Debtors were reconsolidated into our financial statements effective February 22, 2006 and for all periods after such date. We accounted for this reconsolidation in a manner similar to the acquisition of the non-controlling interest in a subsidiary.

RISK FACTORS

You should carefully consider each of the following risks and all of the other information contained in this information statement. Some of these risks relate principally to our spin-off from McDermott, while others relate principally to our business and the industry in which we operate or to the securities markets generally and ownership of our common stock.

If any of these risks develop into actual events, our business, financial condition, results of operations or cash flows could be materially adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline.

Risks Relating to Our Industry and Our Business

We derive substantial revenues from electric power generating companies and other steam-using industries, with demand for our products and services depending on capital expenditures in these historically cyclical industries. Additionally, recent legislative and regulatory developments relating to greenhouse gas emissions are impacting plans for new coal-fired power plants within the United States.

The demand for power generation products and services depends primarily on the capital expenditures of electric power generating companies, paper companies and other steam-using industries. These capital expenditures are influenced by such factors as:

•	prices for electricity, along with the cost of production and distribution;

•	prices for natural resources such as coal and natural gas;

•	demand for electricity, paper and other end products of steam-generating facilities;

•	availability of other sources of electricity, paper or other end products;

•	requirements of environmental legislation and regulation, including potential requirements applicable to carbon dioxide emissions;

•	levels of capacity utilization at operating power plants, paper mills and other steam-using facilities;

•	requirements for maintenance and upkeep at operating power plants and paper mills to combat the accumulated effects of wear and tear;

•	ability of electric generating companies and other steam users to raise capital; and

•	total costs of electricity production using boilers compared to total costs using gas turbines and other alternative forms of generation.

A material decline in capital expenditures by electric power generating companies, paper companies and other steam-using industries over a sustained period of time could materially and adversely affect the demand for our power generation products and services and, therefore, our financial condition, results of operations and cash flows.

U.S. coal-fired power plants have been scrutinized by environmental groups and government regulators over the emissions of potentially harmful pollutants. In addition to recent legislation at the state level, the U.S. Congress is considering legislation that would limit greenhouse gas emissions, including carbon dioxide. In April 2007, the U.S. Supreme Court ruled that the U.S. Environmental Protection Agency (the “EPA”) has some authority to regulate greenhouse gases under the Clean Air Act. In 2009, the EPA published a final rule requiring the reporting of greenhouse gas emissions from specified large sources in the United States beginning in 2011 for emissions occurring in 2010 and a final rule finding that current and projected concentrations of six key greenhouse gases in the atmosphere threaten public health and welfare of current and future generations. In addition, in 2009, the EPA issued a “Mandatory Reporting of Greenhouse Gases” final rule. As a result of these and other developments, some plans for coal-fired power plants have been cancelled or suspended. We cannot predict the ultimate impact that legislative and regulatory developments in this area will have on the overall demand for our products and services.

We rely on U.S. Government contracts for a large percentage of our revenue, and some of those contracts are subject to continued appropriations by Congress and may be terminated or delayed if future funding is not made available. In addition, the U.S. Government may not renew our existing contracts.

For the year ended December 31, 2009, we relied on U.S. Government contracts for approximately 33% of our revenue. Government contracts are subject to various uncertainties, restrictions and regulations, including oversight audits, which could result in withholding or delaying of payments to us. In addition, some of our large, multi-year contracts with the U.S. Government are subject to annual funding determinations and the continuing availability of Congressional appropriations. Although multi-year operations may be planned in connection with major procurements, Congress generally appropriates funds on a fiscal-year basis even though a program may continue for several years. Consequently, programs often are only partially funded initially, and additional funds are committed only as Congress makes further appropriations. As a result, we are subject to ongoing uncertainties associated with U.S. Government budget restraints and other factors affecting government funding.

The U.S. Government typically can terminate or modify any of its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract. A termination arising out of our default could expose us to liability and have an adverse effect on our ability to compete for future contracts and orders. If any of our contracts reflected in backlog are terminated by the U.S. Government, our backlog would be reduced by the expected value of the remaining work under such contracts. In addition, on those contracts for which we are teamed with others and are not the prime contractor, the U.S. Government could terminate a prime contract under which we are a subcontractor, irrespective of the quality of our products and services as a subcontractor. The reduction or termination of funding, or changes in the timing of funding, for a U.S. Government program in which we provide products or services would result in a reduction or loss of anticipated future revenues attributable to that program and could have a negative impact on our results of operations.

We also have several significant contracts with the U.S. Government that are subject to periodic renewal and rebidding through a competitive process. If the U.S. Government fails to renew these contracts, our results of operations and cash flows would be adversely affected.

As a result of these and other factors, the termination of one or more of our significant government contracts, our suspension from government contract work, the failure of the U.S. Government to renew our existing contracts or the disallowance of the payment of our contract costs could have a material adverse effect on our financial condition, results of operations and cash flows.

Demand for our products and services is vulnerable to economic downturns and reductions in private sector and government spending.

Demand for our products and services has been, and we expect that demand will continue to be, subject to significant fluctuations due to a variety of factors beyond our control, including economic and industry conditions. The global economic downturn that began in 2008 continued throughout 2009 and into 2010. Since 2008, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit and other market factors have contributed to increased volatility and diminished expectations for the global economy and expectations of slower global economic growth for the foreseeable future. Volatile oil prices, low business and consumer confidence and high unemployment have accompanied the global economic downturn.

As a result of the ongoing economic downturn, some of our customers have delayed, curtailed or cancelled proposed and existing projects and may continue to do so, thus decreasing the overall demand for our products and services and adversely affecting our results of operations. We have experienced and expect to continue to experience delays or deferrals of proposed projects. For example, for the year ended December 31, 2009, our Power Generation Systems segment experienced a decline in revenues compared to 2008 and an overall slowdown in project awards. In light of current macroeconomic conditions, revenues from our Power Generation Systems segment may continue to decline in 2010.

In addition, our Government Operations segment depends on U.S. Government funding, particularly funding levels at the DOE. Significant changes in the level of funding (for example, the annual budget of the DOE) or specifically mandated levels for individual programs that are important to our business could have an unfavorable impact on us. In addition, if Congress does not pass annual appropriations bills in a timely fashion, spending delays under our U.S. Government contracts may result. Any reduction in the level of U.S. Government funding, particularly at the DOE, may result in, among other things, a reduction in the number and scope of projects put out for bid by the U.S. Government or the curtailment of existing U.S. Government programs, either of which may result in a reduction in the number of contract award opportunities available to us, a reduction of activities at DOE sites and an increase in costs, including the costs of obtaining contract awards.

In addition, our customers may find it more difficult to raise capital in the future due to limitations on the availability of credit, increases in interest rates and other factors affecting the federal, municipal and corporate credit markets. Also, our customers may demand more favorable pricing terms and find it increasingly difficult to timely pay invoices for our services, which would impact our future cash flows and liquidity. Inflation or significant changes in interest rates could reduce the demand for our products and services. Any inability to timely collect our invoices may lead to an increase in our accounts receivables and potentially to increased write-offs of uncollectible invoices. If the economy remains weak or uncertain, or customer spending declines further, then our backlog, revenues, net income and overall financial condition could deteriorate.

Our backlog is subject to unexpected adjustments and cancellations.

There can be no assurance that the revenues projected in our backlog will be realized or, if realized, will result in profits. Because of project cancellations or changes in project scope and schedule, we cannot predict with certainty when or if backlog will be performed. In addition, even where a project proceeds as scheduled, it is possible that contracted parties may default and fail to pay amounts owed to us or poor project performance could increase the cost associated with a project. Delays, suspensions, cancellations, payment defaults, scope changes and poor project execution could materially reduce or eliminate the revenues and profits that we actually realize from projects in backlog.

Reductions in our backlog due to cancellation or modification by a customer or for other reasons may adversely affect, potentially to a material extent, the revenues and earnings we actually receive from contracts included in our backlog. Many of the contracts in our backlog provide for cancellation fees in the event customers cancel projects. These cancellation fees usually provide for reimbursement of our out-of-pocket costs, revenues for work performed prior to cancellation and a varying percentage of the profits we would have realized had the contract been completed. However, we typically have no contractual right upon cancellation to the total revenues reflected in our backlog. Projects may remain in our backlog for extended periods of time. If we experience significant project terminations, suspensions or scope adjustments to contracts reflected in our backlog, our financial condition, results of operations and cash flows may be adversely impacted.

We are subject to risks associated with contractual pricing in our industries, including the risk that, if our actual costs exceed the costs we estimate on our fixed-price contracts, our profitability will decline, and we may suffer losses.

We are engaged in highly competitive industries, and we have priced a substantial number of our projects on a fixed-price basis. Our actual costs could exceed our projections. We attempt to cover the increased costs of anticipated changes in labor, material and service costs of long-term contracts, either through estimates of cost increases, which are reflected in the original contract price, or through price escalation clauses. Despite these attempts, however, the cost and gross profit we realize on a fixed-price contract could vary materially from the estimated amounts because of supplier, contractor and subcontractor performance, changes in job conditions, variations in labor and equipment productivity and increases in the cost of labor and raw materials, particularly steel, over the term of the contract. These variations and the risks generally inherent in our industries may result in actual revenues or costs being different from those we originally estimated and may result in reduced profitability or losses on projects. Some of these risks include:

•

difficulties encountered on our large-scale projects related to the procurement of materials or due to schedule disruptions, equipment performance failures or other factors that may result in additional costs to us, reductions in revenue, claims or disputes;

•

our inability to obtain compensation for additional work we perform or expenses we incur as a result of customer change orders or our customers providing deficient design or engineering information or equipment or materials;

•	requirements to pay liquidated damages upon our failure to meet schedule or performance requirements of our contracts; and

•

difficulties in engaging third-party subcontractors, equipment manufacturers or materials suppliers or failures by third-party subcontractors, equipment manufacturers or materials suppliers to perform could result in project delays and cause us to incur additional costs.

Our use of percentage-of-completion method of accounting could result in volatility in our results of operations.

We recognize revenues and profits under our long-term contracts on a percentage-of-completion basis. Accordingly, we review contract price and cost estimates periodically as the work progresses and reflect adjustments proportionate to the percentage of completion in income in the period when we revise those estimates. To the extent these adjustments result in a reduction or an elimination of previously reported profits with respect to a project, we would recognize a charge against current earnings, which could be material. Our current estimates of our contract costs and the profitability of our long-term projects, although reasonably reliable when made, could change as a result of the uncertainties associated with these types of contracts, and if adjustments to overall contract costs are significant, the reductions or reversals of previously recorded revenue and profits could be material in future periods.

Maintaining adequate bonding and letter of credit capacity is necessary for us to successfully bid on and win various contracts.

In line with industry practice, we are often required to post standby letters of credit and surety bonds to support contractual obligations to customers as well as other obligations. These letters of credit and bonds generally indemnify customers should we fail to perform our obligations under the applicable contracts. If a letter of credit or bond is required for a particular project and we are unable to obtain it due to insufficient liquidity or other reasons, we will not be able to pursue that project. We utilize bonding facilities, but, as is typically the case, the issuance of bonds under each of those facilities is at the surety’s sole discretion. In addition, we have limited capacity under our credit facility for letters of credit. Moreover, due to events that affect the insurance and bonding and credit markets generally, bonding and letters of credit may be more difficult to obtain in the future or may only be available at significant additional cost. There can be no assurance that letters of credit or bonds will continue to be available to us on reasonable terms, particularly given our pro forma tangible net worth as of March 31, 2010. Our inability to obtain adequate letters of credit and bonding and, as a result, to bid on new work could have a material adverse effect on our business, financial condition and results of operations. As of March 31, 2010, we had $248.4 million in letters of credit issued under our credit facilities and $112.9 million in surety bonds outstanding.

Volatility and uncertainty of the credit markets may negatively impact our ability to obtain financing.

We intend to finance our existing operations and initiatives with cash and cash equivalents, cash flows from operations, and potential borrowings, including under our revolving credit facility. In the past several years, the credit markets and the financial services industry have been experiencing a period of unprecedented turmoil and upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the U.S. federal government. These circumstances and events have led to a scarcity of credit, tighter lending standards and higher interest rates on loans. While we cannot predict the ultimate outcome on us, continued turmoil in the credit markets could have a material adverse effect on us. If adverse national and international economic conditions continue or deteriorate further, it is possible that we may not be able to fully draw upon our revolving credit facility and we may not be able to obtain financing on favorable terms.

Our debt obligations could restrict our operations.

The terms of our credit agreement impose various restrictions and covenants on us that could have adverse consequences, including:

•	limiting our ability to react to changing economic, regulatory and industry conditions;

•	limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry;

•	limiting our ability to pay dividends to our stockholders; and

•	limiting our ability to borrow additional funds.

Our business strategy includes acquisitions to support our growth. Acquisitions of other businesses can create certain risks and uncertainties.

We intend to pursue growth through the acquisition of businesses or assets that we believe will enable us to strengthen our existing businesses and expand into new industries and regions. We may be unable to continue this growth strategy if we cannot identify suitable businesses or assets, reach agreement on potential strategic acquisitions on acceptable terms or for other reasons. Moreover, business acquisitions involve certain risks, including:

•	difficulties relating to the assimilation of personnel, services and systems of an acquired business and the assimilation of marketing and other operational capabilities;

•	challenges resulting from unanticipated changes in customer relationships subsequent to acquisition;

•	additional financial and accounting challenges and complexities in areas such as tax planning, treasury management, financial reporting and internal controls;

•	assumption of liabilities of an acquired business, including liabilities that were unknown at the time the acquisition transaction was negotiated;

•	diversion of management’s attention from day-to-day operations;

•	failure to realize anticipated benefits, such as cost savings and revenue enhancements;

•	potentially substantial transaction costs associated with business combinations; and

•	potential impairment of goodwill or other intangible assets resulting from the overpayment for an acquisition.

Acquisitions may be funded by the issuance of additional equity or debt financing, which may not be available on attractive terms. Moreover, to the extent an acquisition transaction financed by non-equity consideration results in goodwill, it will reduce our tangible net worth, which might have an adverse effect on potential credit and bonding capacity.

Additionally, an acquisition may bring us into businesses we have not previously conducted and expose us to additional business risks that are different than those we have historically experienced.

Our business strategy also includes development and commercialization of new technologies to support our growth, which requires significant investment and involves various risks and uncertainties.

Our future growth will depend on our ability to continue to innovate by developing and commercializing new product and service offerings. Investments in new technologies involve varying degrees of uncertainties and risk. Commercial success depends on many factors, including the levels of innovation, the development costs and the availability of capital resources to fund those costs, the levels of competition from others developing similar or other competing technologies, our ability to obtain or maintain government permits or certifications, the effectiveness of production, distribution and marketing efforts, and the costs to customers to deploy and provide support for the new technologies. We may not achieve significant revenue from new product and service investments for a number of years, if at all. Moreover, new products and services may not be profitable, and, even if they are profitable, our operating margins from new products and services may not be as high as the margins we have experienced historically. In addition, new technologies may not be patentable and, as a result, we may face increased competition.

Among our opportunities involving new technologies, we are developing the B&W mPower™ reactor, a small modular reactor designed with the flexibility to provide between 125 MW to 1,000 MW of electrical power generation (in increments of 125 MW), and the capability to operate for a four- to five-year cycle without refueling. The development, general and administrative and capital costs to develop and commercialize this technology will require a substantial amount of investment over a period of years. We expect that funding will be authorized at major milestones based on measurable and demonstrated progress, and the funding requirements may vary significantly from period to period. We intend to continue with our plan to seek third-party funding and/or participation to pursue the development and commercialization of this technology; however, we can provide no assurance that such third-party funding or participation will be provided. Commercialization of this technology will require certification from the Nuclear Regulatory Commission (“NRC”), which we intend to seek in time to begin deploying this technology as early as 2020. There can be no assurance that we will be successful in addressing all the technological challenges to developing and commercializing this technology or in obtaining the required NRC certification. Furthermore, while there currently are various small reactor competitors with limited capability, the potential exists for other competitors to emerge with competing technologies, in some cases with funding readily available, and we can provide no assurance that those competitors will not develop and commercialize similar or superior technologies sooner than we can or at a significant cost or price advantage.

Our operations are subject to operating risks, which could expose us to potentially significant professional liability, product liability, warranty and other claims. Our insurance coverage may be inadequate to cover all of our significant risks or our insurers may deny coverage of material losses we incur, which could adversely affect our profitability and overall financial condition.

We engineer, construct and perform services in large industrial facilities where accidents or system failures can have significant consequences. Risks inherent in our operations include:

•	accidents resulting in injury or the loss of life or property;

•	environmental or toxic tort claims, including delayed manifestation claims for personal injury or loss of life;

•	pollution or other environmental mishaps;

•	adverse weather conditions;

•	mechanical failures;

•	property losses;

•	business interruption due to political action in foreign countries or other reasons; and

•	labor stoppages.

Any accident or failure at a site where we have provided products or services could result in significant professional liability, product liability, warranty and other claims against us, regardless of whether our products or services caused the incident. We have been, and in the future we may be, named as defendants in lawsuits asserting large claims as a result of litigation arising from events such as those listed above.

We endeavor to identify and obtain in established markets insurance agreements to cover significant risks and liabilities. Insurance against some of the risks inherent in our operations is either unavailable or available only at rates or on terms that we consider uneconomical. Also, catastrophic events customarily result in decreased coverage limits, more limited coverage, additional exclusions in coverage, increased premium costs and increased deductibles and self-insured retentions. Risks that we have frequently found difficult to cost-effectively insure against include, but are not limited to, business interruption, property losses from wind, flood and earthquake events, nuclear hazards, war and confiscation or seizure of property in some areas of the world, pollution liability, liabilities related to occupational health exposures (including asbestos), professional liability/errors and omissions coverage, the failure, misuse or unavailability of our information systems, the failure of security measures designed to protect our information systems, and liability related to risk of loss of our work in progress and customer-owned materials in our care, custody and control. Depending on competitive conditions and other factors, we endeavor to obtain contractual protection against certain uninsured risks from our customers. When obtained, such contractual indemnification protection may not be as broad as we desire or may not be supported by adequate insurance maintained by the customer. Such insurance or contractual indemnity protection may not be sufficient or effective under all circumstances or against all hazards to which we may be subject. A successful claim for which we are not insured or for which we are underinsured could have a material adverse effect on us. Additionally, disputes with insurance carriers over coverage may affect the timing of cash flows and, if litigation with the carrier becomes necessary, an outcome unfavorable to us may have a material adverse effect on our results of operations.

Through two limited liability companies, we are also involved in management and operating activities for the U.S. Government at the Y-12 National Security Complex and Pantex Plant facilities. These activities involve, among other things, handling nuclear devices and their components from the aging stockpile of the U.S. Government. Most insurable liabilities arising from these sites are not protected in our corporate insurance program. Instead, we rely on government contractual agreements, some insurance purchased specifically for the sites and certain specialized self-insurance programs funded by the U.S. Government. The U.S. Government has historically fulfilled its contractual agreement to reimburse for insurable claims, and we expect it to continue this process during our administration of these two facilities. However, it should be noted that, in most situations, the U.S. Government is contractually obligated to pay subject to the availability of authorized government funds. The reimbursement obligation of the U.S. Government is also conditional, and provisions of the relevant contract or applicable law may preclude reimbursement.

In January 2010, we received notice from our existing nuclear liability underwriter that it intended to cancel our nuclear liability insurance, effective as of May 10, 2010, for our licensed facility in Erwin, Tennessee, which we acquired in December 2008 through our acquisition of Nuclear Fuel Services, Inc. The underwriter stated that the reason for the cancellation was a material change in risk that increased the risk of loss, and that this assessment was based on new information regarding the commercial development line at the facility. After the occurrence of the two incidents at the facility described under “Our nuclear operations subject us to various environmental, regulatory, financial and other risks” and prior to suspension of operations at the facility, the underwriter conducted a special inspection of the facility. We believe the underwriter’s decision to cancel the policy was based on its assessment of insured risk following that inspection. The cancellation occurred after the suspension of operations at the facility. We have obtained replacement coverage from a new nuclear insurance underwriter to cover the facility, which became effective as of April 1, 2010. There can be no assurance, however, that any of our insurance coverages will be renewable upon the expiration of the coverage period or that future coverage will be available at preferred or required limits, which could increase our overall risk exposure for certain commercial activities at the Erwin facility.

We have a captive insurance company subsidiary which provides us with various insurance coverages. Claims as a result of our operations could adversely impact the ability of our captive insurance company subsidiary to respond to all claims presented.

Additionally, upon the February 22, 2006 effectiveness of the settlement relating to the Chapter 11 proceedings involving several of our subsidiaries, most of our subsidiaries contributed substantial insurance rights providing coverage for, among other things, asbestos and other personal injury claims, to an asbestos personal injury trust. With the contribution of these insurance rights to the asbestos personal injury trust, we may have underinsured or uninsured exposure for non-derivative asbestos claims or other personal injury or other claims that would have been insured under these coverages had the insurance rights not been contributed to the asbestos personal injury trust.

Our nuclear operations subject us to various environmental, regulatory, financial and other risks.

Our operations in designing, engineering, manufacturing, supplying, constructing and maintaining nuclear fuel and nuclear power equipment and components subject us to various risks, including:

•	potential liabilities relating to harmful effects on the environment and human health resulting from nuclear operations and the storage, handling and disposal of radioactive materials;

•	unplanned expenditures relating to maintenance, operation, security, upgrades and repairs required by the NRC;

•	limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations; and

•	potential liabilities arising out of a nuclear incident, whether or not it is within our control.

Our nuclear operations are subject to various safety-related requirements imposed by the U.S. Government, the DOE and the NRC. In the event of non-compliance, these agencies might increase regulatory oversight, impose fines or shut down our operations, depending upon the assessment of the severity of the situation. Revised security and safety requirements promulgated by these agencies could necessitate substantial capital and other expenditures.

In December 2009, our subsidiary Nuclear Fuel Services, Inc., which we acquired in December 2008, implemented a suspension of some operations at its Erwin, Tennessee manufacturing facility while implementing organizational, facility and management changes to enhance safety controls and processes. We suspended the operations in consultation with the NRC following the occurrence of two separate incidents that we reported to the NRC in October and November 2009. The October 2009 incident involved the generation of excessive heat and a hazardous gas at a specialized cleaning station. The incident was caused by the processing of a small amount of uranium-aluminum material in nitric acid. This incident resulted in some damage to piping, but did not result in any injuries to personnel or offsite releases of chemical or radioactive material. The November 2009 incident involved a fire in a glovebox enclosure. The incident was caused by a reaction between fluorine gas in a cylinder of uranium and the fiberglass backing of the teflon lining of a vent hose attached to the cylinder within the glovebox enclosure. This incident resulted in damage to a hose and a faceplate within the glove box enclosure, but did not result in any injuries to personnel or offsite releases of chemical or radioactive material. Inspections conducted separately by the NRC, our then existing nuclear liability underwriter and us revealed specific modifications necessary to improve Nuclear Fuel Services, Inc.’s overall safety performance. Although the NRC did not issue any directive or order to us to suspend these operations, we believe the NRC likely would have done so had we not voluntarily suspended the operations. Although we were already in the process of implementing safety, cultural and procedural improvements at Nuclear Fuel Services, Inc., we have refined and accelerated those changes and have developed other specific enhancements in consultation with the NRC, as confirmed in the NRC’s January 7, 2010 confirmatory action letter to Nuclear Fuel Services, Inc.

The suspended operations include production operations, the commercial development line and the highly enriched uranium down-blending facility. These operations are in the process of being brought back on line through a phased restart, which we commenced in March 2010 following completion of a third-party review and NRC review of the modifications that were implemented. The production operations are now fully operational. We began bringing the highly enriched uranium down-blending facility back on line, through a phased restart, in May 2010, and we expect that the facility will be fully operational in June 2010. We expect to bring the commercial development line back on line by the end of January 2011. There can be no assurance that we will not have to suspend our operations in the future to implement additional changes to enhance our safety controls and processes in order to comply with applicable laws and regulations.

Limitations or modifications to indemnification regulations of the U.S. or foreign countries could adversely affect our business.

The Price-Anderson Act partially indemnifies the nuclear industry against liability arising from nuclear incidents in the United States, while ensuring compensation for the general public. The Price-Anderson Act comprehensively regulates the manufacture, use and storage of radioactive materials, while promoting the nuclear industry by offering broad indemnification to commercial nuclear power plant operators and DOE contractors. Because we provide nuclear fabrication and other services to the DOE relating to its nuclear devices facilities and other programs and the nuclear power industry in the ongoing maintenance and modifications of its nuclear power plants, including the manufacture of equipment and other components for use in such nuclear power plants, we may be entitled to some of the indemnification protections under the Price-Anderson Act against liability arising from nuclear incidents in the United States. The indemnification authority under the Price-Anderson Act was extended through December 2025 by the Energy Policy Act of 2005. We also provide nuclear fabrication and other services to the nuclear power industry in Canada. Canada’s Nuclear Liability Act generally conforms to international conventions and is conceptually similar to the Price-Anderson Act in the United States. Accordingly, indemnification protections and the possibility of exclusions under Canada’s Nuclear Liability Act are similar to those under the Price-Anderson Act in the United States.

The Price-Anderson Act’s indemnification provisions may not apply to all liabilities that we might incur while performing services as a contractor for the DOE and the nuclear power industry. If an incident or evacuation is not covered under the Price-Anderson Act’s indemnification provisions, we could be held liable for damages, regardless of fault, which could have an adverse effect on our results of operations and financial condition. In connection with the international transportation of toxic, hazardous and radioactive materials, it is possible for a claim to be asserted which may not fall within the indemnification provided by the Price-Anderson Act. If such indemnification authority is not applicable in the future, our business could be adversely affected if the owners and operators of nuclear power plants fail to retain our services in the absence of commercially adequate insurance and indemnification.

Moreover, because we manufacture nuclear components for the U.S. Government’s defense program, we may be entitled to some of the indemnification protections afforded by Public Law 85-804 for certain of our nuclear operations risks. Public Law 85-804 authorizes certain agencies of the U.S. Government, such as the DOE and the U.S. Department of Defense, to indemnify their contractors against unusually hazardous or nuclear risks when such action would facilitate the national defense. However, because the indemnification protections afforded by Public Law 85-804 are granted on a discretionary basis, situations could arise where the U.S. Government elects not to offer such protections. In such situations, our business could be adversely affected by either our inability to obtain commercially adequate insurance or indemnification or our refusal to pursue such operations in the absence of such protections.

We are subject to government regulations that may adversely affect our future operations.

Many aspects of our operations and properties are affected by political developments and are subject to both domestic and foreign governmental regulations, including those relating to:

•	constructing and manufacturing power generation products and nuclear components;

•	currency conversions and repatriation;

•	clean air and other environmental protection legislation;

•	taxation of foreign earnings and earnings of expatriate personnel; and

•	use of local employees and suppliers.

In addition, a substantial portion of the demand for our products and services is from electric power generating companies and other steam-using customers. The demand for power generation products and services can be influenced by state and federal governmental legislation setting requirements for utilities related to operations, emissions and environmental impacts. The legislative process is unpredictable and includes a platform that continuously seeks to increase the restrictions on power producers. Potential legislation limiting emissions from power plants, including carbon dioxide, could affect our markets and the demand for our products and services related to power generation.

We cannot determine the extent to which our future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

Our businesses require us to obtain, and to comply with, national, state and local government permits and approvals.

Our businesses are required to obtain, and to comply with, national, state and local government permits and approvals. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits or approvals may adversely affect our operations by temporarily suspending our activities or curtailing our work and may subject us to penalties and other sanctions. Although existing licenses are routinely renewed by various regulators, renewal could be denied or jeopardized by various factors, including:

•	failure to provide adequate financial assurance for decommissioning or closure;

•	failure to comply with environmental and safety laws and regulations or permit conditions;

•	local community, political or other opposition;

•	executive action; and

•	legislative action.

In addition, if new environmental legislation or regulations are enacted or implemented, or existing laws or regulations are amended or are interpreted or enforced differently, we may be required to obtain additional operating permits or approvals. Our inability to obtain, and to comply with, the permits and approvals required for our businesses could have a material adverse effect on us.

We rely on intellectual property law and confidentiality agreements to protect our intellectual property. We also rely on intellectual property we license from third parties. Our failure to protect our intellectual property rights, or our inability to obtain or renew licenses to use intellectual property of third parties, could adversely affect our business.

Our success depends, in part, on our ability to protect our proprietary information and other intellectual property. Our intellectual property could be challenged, invalidated, circumvented or rendered unenforceable. In addition, effective intellectual property protection may be limited or unavailable in some foreign countries where we operate.

Our failure to protect our intellectual property rights may result in the loss of valuable technologies or adversely affect our competitive business position. We rely significantly on proprietary technology, information, processes and know-how that are not subject to patent or copyright protection. We seek to protect this information through trade secret or confidentiality agreements with our employees, consultants, subcontractors or other parties, as well as through other security measures. These agreements and security measures may be inadequate to deter or prevent misappropriation of our confidential information. In the event of an infringement of our intellectual property rights, a breach of a confidentiality agreement or divulgence of proprietary information, we may not have adequate legal remedies to protect our intellectual property. Litigation to determine the scope of intellectual property rights, even if ultimately successful, could be costly and could divert management’s attention away from other aspects of our business. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

In some instances, we have augmented our technology base by licensing the proprietary intellectual property of third parties. In the future, we may not be able to obtain necessary licenses on commercially reasonable terms.

Our operations involve the handling, transportation and disposal of radioactive and hazardous materials, and environmental laws and regulations and civil liability for contamination of the environment or related personal injuries may result in increases in our operating costs and capital expenditures and decreases in our earnings and cash flow.

Our operations involve the handling, transportation and disposal of radioactive and hazardous materials, including nuclear devices and their components. Failure to properly handle these materials could pose a health risk to humans or wildlife and could cause personal injury and property damage (including environmental contamination). If an accident were to occur, its severity could be significantly affected by the volume of the materials and the speed of corrective action taken by emergency response personnel, as well as other factors beyond our control, such as weather and wind conditions. Actions taken in response to an accident could result in significant costs.

Governmental requirements relating to the protection of the environment, including solid waste management, air quality, water quality, the decontamination and decommissioning of nuclear manufacturing and processing facilities and cleanup of contaminated sites, have had a substantial impact on our operations. These requirements are complex and subject to frequent change. In some cases, they can impose liability for the entire cost of cleanup on any responsible party without regard to negligence or fault and impose liability on us for the conduct of others or conditions others have caused, or for our acts that complied with all applicable requirements when we performed them. Our compliance with amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of contamination may require us to make material expenditures or subject us to liabilities that we currently do not anticipate. Such expenditures and liabilities may adversely affect our business, financial condition, results of operations and cash flows. In addition, some of our operations and the operations of predecessor owners of some of our properties have exposed us to civil claims by third parties for liability resulting from alleged contamination of the environment or personal injuries caused by releases of hazardous substances into the environment. See “Business—Governmental Regulations and Environmental Matters.”

In our contracts, we seek to protect ourselves from liability associated with accidents, but there can be no assurance that such contractual limitations on liability will be effective in all cases or that our or our customers’ insurance will cover all the liabilities we have assumed under those contracts. The costs of defending against a claim arising out of a nuclear incident or precautionary evacuation, and any damages awarded as a result of such a claim, could adversely affect our results of operations and financial condition.

We maintain insurance coverage as part of our overall risk management strategy and due to requirements to maintain specific coverage in our financing agreements and in many of our contracts. These policies do not protect us against all liabilities associated with accidents or for unrelated claims. In addition, comparable insurance may not continue to be available to us in the future at acceptable prices, or at all.

We conduct a portion of our operations through joint venture entities, over which we may have limited control.

We currently have equity interests in several significant joint ventures and may enter into additional joint venture arrangements in the future. We do not manage all of these entities. Even in those joint ventures that we manage, we are often required to consider the interests of our joint venture partners in connection with decisions concerning the operations of the joint ventures. In any case, differences in views among the joint venture participants may result in delayed decisions or disputes. We also cannot control the actions of our joint venture participants, and we sometimes have joint and several liabilities with our joint venture partners under the applicable contracts for joint venture projects. These factors could potentially harm the business and operations of a joint venture and, in turn, our business and operations.

Operating through joint ventures in which we are minority holders results in us having limited control over many decisions made with respect to projects and internal controls relating to projects. These joint ventures may not be subject to the same requirements regarding internal controls and internal control over financial reporting that we follow. As a result, internal control problems may arise with respect to the joint ventures that could adversely affect our ability to respond to requests or contractual obligations to customers or to meet the internal control requirements to which we are otherwise subject.

In addition, our arrangements involving joint ventures may restrict us from gaining access to the cash flows or assets of these entities. In some cases, our joint ventures have governmentally imposed restrictions on their abilities to transfer funds to us.

If our co-venturers fail to perform their contractual obligations on a project or if we fail to coordinate effectively with our co-venturers, we could be exposed to legal liability, loss of reputation and reduced profit on the project.

We often perform projects jointly with third parties. For example, we enter into contracting consortia and other contractual arrangements to bid for and perform jointly on large projects. Success on these joint projects depends in part on whether our co-venturers fulfill their contractual obligations satisfactorily. If any one or more of these third parties fail to perform their contractual obligations satisfactorily, we may be required to make additional investments and provide additional services in order to compensate for that failure. If we are unable to adequately address any such performance issues, then our customer may exercise its right to terminate a joint project, exposing us to legal liability, loss of reputation and reduced profit.

Our collaborative arrangements also involve risks that participating parties may disagree on business decisions and strategies. These disagreements could result in delays, additional costs and risks of litigation. Our inability to successfully maintain existing collaborative relationships or enter into new collaborative arrangements could have a material adverse effect on our results of operations.

Employee, agent or partner misconduct or our overall failure to comply with laws or regulations could weaken our ability to win contracts, lead to the suspension of our operations and result in reduced revenues and profits.

Misconduct, fraud, non-compliance with applicable laws and regulations, or other improper activities by one or more of our employees, agents or partners could have a significant negative impact on our business and reputation. Such misconduct could include the failure to comply with government procurement regulations, regulations regarding the protection of classified information, regulations regarding the pricing of labor and other costs in government contracts, regulations on lobbying or similar activities, regulations pertaining to the internal controls over financial reporting and various other applicable laws or regulations. For example, we regularly provide services that may be highly sensitive or that are related to critical national security matters; if a security breach were to occur, our ability to procure future government contracts could be severely limited. The precautions we take to prevent and detect these activities may not be effective, and we could face unknown risks or losses.

We are routinely audited and reviewed by the U.S. Government and its agencies. These agencies review our performance under our contracts, our cost structure and our compliance with applicable laws, regulations and standards, as well as the adequacy of, and our compliance with, our internal control systems and policies. Systems that are subject to review include our purchasing systems, billing systems, property management and control systems, cost estimating systems, compensation systems and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed or must be refunded if already reimbursed. If an audit or review uncovers improper or illegal activities, we could be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, loss of security clearance and suspension or debarment from contracting with the U.S. Government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act.

The U.S. Foreign Corrupt Practices Act (“FCPA”) generally prohibits companies and their intermediaries from making improper payments to non-U.S. officials. Our training program and policies mandate compliance with the FCPA. We operate in some parts of the world that have experienced governmental corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Although we have procedures and controls in place to monitor internal and external compliance, if we are found to be liable for violations of the FCPA (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), we could suffer from civil and criminal penalties or other sanctions.

We may not be able to compete successfully against current and future competitors.

Some of our competitors or potential competitors have greater financial or other resources than we have. Our operations may be adversely affected if our current competitors or new market entrants introduce new products or services with better features, performance, prices or other characteristics than those of our products and services. Furthermore, we operate in industries where capital investment is critical. We may not be able to obtain as much purchasing and borrowing leverage and access to capital for investment as an independent public company, which may impair our ability to compete against competitors or potential competitors.

The loss of the services of one or more of our key personnel, or our failure to attract, assimilate and retain trained personnel in the future, could disrupt our operations and result in loss of revenues.

Our success depends on the continued active participation of our executive officers and key operating personnel. The unexpected loss of the services of any one of these persons could adversely affect our operations.

Our operations require the services of employees having the technical training and experience necessary to obtain the proper operational results. As such, our operations depend, to a considerable extent, on the continuing availability of such personnel. If we should suffer any material loss of personnel to competitors or be unable to employ additional or replacement personnel with the requisite level of training and experience to adequately operate our business, our operations could be adversely affected. While we believe our wage rates are competitive and our relationships with our employees are satisfactory, a significant increase in the wages paid by other employers could result in a reduction in our workforce, increases in wage rates, or both. If either of these events occurred for a significant period of time, our financial condition, results of operations and cash flows could be adversely impacted.

Negotiations with labor unions and possible work stoppages and other labor problems could divert management attention and disrupt operations. In addition, new collective bargaining agreements or amendments to agreements could increase our labor costs and operating expenses.

A significant number of our employees are members of labor unions. Although we have recently negotiated and renewed nearly all of our current union contracts for multi-year terms without incident, if we are unable to negotiate acceptable new contracts with our unions in the future, we could experience strikes or other work stoppages by the affected employees. If any such strikes or other work stoppages were to occur, we could experience a significant disruption of operations. In addition, negotiations with unions could divert management attention. New union contracts could result in increased operating costs, as a result of higher wages or benefit expenses, for both union and nonunion employees. If nonunion employees were to unionize, we would experience higher ongoing labor costs.

Pension and medical expenses associated with our retirement benefit plans may fluctuate significantly depending on changes in actuarial assumptions, future market performance of plan assets, future trends in health care costs and legislative or other regulatory actions.

A substantial portion of our current and retired employee population is covered by pension and post-retirement benefit plans, the costs and funding requirements of which depend on our various assumptions, including estimates of rates of return on benefit-related assets, discount rates for future payment obligations, rates of future cost growth and trends for future costs. Variances from these estimates could have a material adverse effect on us. In addition, funding requirements for benefit obligations of our pension and post-retirement benefit plans are subject to legislative and other government regulatory actions. As of December 31, 2009, our defined benefit pension and post-retirement benefit plans were underfunded by approximately $869 million. See Note 7 to the combined financial statements for the years ended December 31, 2009, 2008 and 2007 included in this information statement.

Our internal controls may not be sufficient to achieve all stated goals and objectives.

Our internal controls and procedures were developed through a process in which our management applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding the control objectives. You should note that the design of any system of internal controls and procedures is based in part upon various assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Our Government Operations segment relies on several single-source suppliers, which could, under certain circumstances, adversely affect our revenues and operating results.

Our Government Operations segment relies on several single-source suppliers for materials used in its products. If the supply of a single-sourced material is delayed or ceases, we may not be able to produce the related product in a timely manner or in sufficient quantities, if at all, which could adversely affect our revenues and operating results. In addition, a single-source supplier of a key component could potentially exert significant bargaining power over price, quality, warranty claims, or other terms relating to the single-sourced materials.

Systems and information technology interruption could adversely impact our ability to operate.

In 2010, we expect to replace current key financial and human resources legacy systems with enterprise systems. This implementation subjects us to inherent costs and risks associated with replacing and changing these systems, including potential disruption of our internal control structure, substantial capital expenditures, demands on management time and other risks of delays or difficulties in transitioning to new systems or of integrating new systems into our current systems. Our systems implementations may not result in productivity improvements at the levels anticipated, or at all. In addition, the implementation of new technology systems may cause disruptions in our business operations. This disruption and any other information technology system disruptions and our ability to mitigate those disruptions, if not anticipated and appropriately mitigated, could have a material adverse effect on us.

Our international operations are subject to political, economic and other uncertainties not generally encountered in our domestic operations.

We derive a portion of our revenues from international operations. Our international operations are subject to political, economic and other uncertainties not generally encountered in our U.S. operations. These include:

•	risks of war, terrorism and civil unrest;

•	expropriation, confiscation or nationalization of our assets;

•	renegotiation or nullification of our existing contracts;

•	changing political conditions and changing laws and policies affecting trade and investment;

•	overlap of different tax structures; and

•	risk of changes in foreign currency exchange rates.

Various foreign jurisdictions have laws limiting the right and ability of foreign subsidiaries and joint ventures to pay dividends and remit earnings to affiliated companies. Our international operations sometimes face the additional risks of fluctuating currency values, hard currency shortages and controls of foreign currency exchange.

War, other armed conflicts or terrorist attacks could have a material adverse effect on our business.

The wars in Iraq and Afghanistan and terrorist attacks and unrest have caused and may continue to cause instability in the world’s financial and commercial markets and have significantly increased political and economic instability in some of the geographic areas in which we operate. Threats of war or other armed conflict may cause further disruption to financial and commercial markets. In addition, continued unrest could lead to acts of terrorism in the United States or elsewhere, and acts of terrorism could be directed against companies such as ours. Also, acts of terrorism and threats of armed conflicts in or around various areas in which we operate could limit or disrupt our markets and operations, including disruptions from evacuation of personnel, cancellation of contracts or the loss of personnel or assets. Armed conflicts, terrorism and their effects on us or our markets may significantly affect our business and results of operations in the future.

Risks Relating to the Spin-Off

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from McDermott.

As an independent public company, we believe that we will be able to more effectively focus on our operations and growth strategies than we could as a subsidiary of McDermott. However, by separating from McDermott there is a risk that our results of operations and cash flows may be susceptible to greater volatility due to fluctuations in our business levels and other factors that may adversely affect our operating and financial performance. In addition, as part of the McDermott group of companies, we have enjoyed certain benefits from McDermott’s financial resources, including substantial borrowing capacity and capital for investment. As a result of the fact that McDermott’s other operations will no longer be available to offset any volatility in our results of operations and cash flows and McDermott’s financial and other resources will no longer be available to us, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent public company.

Our historical combined and pro forma financial information are not necessarily indicative of our future financial condition, future results of operations or future cash flows nor do they reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented.

The historical combined financial information we have included in this information statement does not reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented and is not necessarily indicative of our future financial condition, future results of operations or future cash flows. This is primarily a result of the following factors:

•

our historical combined financial results reflect allocations of expenses for services historically provided by McDermott, and those allocations may be significantly lower than the comparable expenses we would have incurred as an independent company;

•	our cost of debt and other capitalization may be significantly different from that reflected in our historical combined financial statements;

•

the historical combined financial information does not reflect the changes that will occur in our cost structure, management, financing arrangements and business operations as a result of our separation from McDermott, including the costs related to being an independent company; and

•

the historical combined financial information does not reflect the effects of certain liabilities that will be assumed by our company and does reflect the effects of certain assets that will be transferred to, and liabilities that will be assumed by, McDermott.

The pro forma adjustments are based on available information and assumptions that we believe are factually supportable. However, it is possible that our assumptions may prove not to be accurate. In addition, our unaudited pro forma combined financial statements do not give effect to certain on-going additional costs that we expect to incur in connection with being an independent public company. Accordingly, our unaudited pro forma combined financial statements do not reflect what our financial condition or results of operations would have been as an independent public company and are not necessarily indicative of our future financial condition or future results of operations. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Data” and our historical combined financial statements and the notes to those statements included in this information statement.

We do not have a recent history of operating as an independent public company, we may encounter difficulties in making the changes necessary to operate as an independent public company, and we may incur greater costs as an independent public company.

We have historically used McDermott’s infrastructure to support our business functions, including the following functions:

•	accounting and financial reporting;

•	information technology and communications;

•	legal;

•	human resources and employee benefits;

•	tax administration; and

•	treasury and corporate finance.

Following the spin-off, we will no longer have access to McDermott’s infrastructure, and we will need to establish our own. We expect to incur costs in 2010 to establish the necessary infrastructure to enable us to establish these business functions. We currently pay McDermott for these services on a cost-allocation basis. Following the spin-off, McDermott will continue to provide some of these services to us on a transitional basis, pursuant to transition services agreements we have entered into with McDermott. For more information regarding the transition services agreements, see “Relationship with McDermott After the Spin-Off—Agreements Between McDermott and Us—Transition Services Agreements.” At the end of this transition period, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf. The costs associated with performing or outsourcing these functions may exceed those charged by McDermott when we were part of McDermott or during the transition period. A significant increase in the costs of performing or outsourcing these functions could adversely affect our business, financial condition, results of operations and cash flows.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the spin-off and may strain our resources.

Our financial results previously were included within the consolidated results of McDermott, and our reporting and control systems were appropriate for those of subsidiaries of a public company. However, we were not directly subject to reporting and other requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. As a result of the spin-off, we will be directly subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require, beginning with the filing of our Annual Report on Form 10-K for the year ending December 31, 2011, annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources.

To comply with these requirements, we anticipate that we will need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. We expect to incur additional annual expenses related to these steps and, among other things, directors and officers liability insurance, director fees, SEC reporting, transfer agent fees, increased auditing and legal fees and similar expenses, which expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have an adverse effect on our business, financial condition, results of operations and cash flows.

We will be subject to continuing contingent liabilities of McDermott following the spin-off.

After the spin-off, there will be several significant areas where the liabilities of McDermott may become our obligations. For example, under the Code and the related rules and regulations, each corporation that was a member of our consolidated tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the spin-off is jointly and severally liable for the federal income tax liability of our entire consolidated tax reporting group for that taxable period. We have entered into a tax sharing agreement with a subsidiary of McDermott that allocates the responsibility for prior period taxes of our consolidated tax reporting group between us and McDermott and its subsidiaries. See “Relationship with McDermott After the Spin-Off—Agreements Between McDermott and Us—Tax Sharing Agreement.” However, if the subsidiary of McDermott were unable to pay, we could be required to pay the entire amount of such taxes. Other provisions of federal law establish similar liability for other matters, including laws governing tax-qualified pension plans as well as other contingent liabilities.

The spin-off could result in substantial tax liability.

McDermott has obtained a private letter ruling from the IRS substantially to the effect that, for U.S. federal income tax purposes, the spin-off will qualify under Section 355 of the Code and certain transactions related to the spin-off will qualify under Sections 355 and/or 368 of the Code. The continued effectiveness of the private letter ruling is a condition to the completion of the spin-off. If the factual assumptions or representations made in the private letter ruling request are inaccurate or incomplete in any material respect, then we will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution such as the spin-off satisfies certain requirements necessary to obtain tax-free treatment under section 355 of the Code. Rather, the private letter ruling is based on representations by McDermott that those requirements have been satisfied, and any inaccuracy in those representations could invalidate the ruling.

The spin-off is also conditioned on McDermott’s receipt of an opinion of Baker Botts L.L.P., in form and substance satisfactory to McDermott, substantially to the effect that, for U.S. federal income tax purposes, the spin-off will qualify under Section 355 of the Code and certain transactions related to the spin-off will qualify under Sections 355 and/or 368 of the Code. The opinion will rely on, among other things, the continuing validity of the private letter ruling and various assumptions and representations as to factual matters made by McDermott and us which, if inaccurate or incomplete in any material respect, would jeopardize the conclusions reached by such counsel in its opinion. The opinion will not be binding on the IRS or the courts, and there can be no assurance that the IRS or the courts will not challenge the conclusions stated in the opinion or that any such challenge would not prevail.

Neither we nor McDermott are aware of any facts or circumstances that would cause the assumptions or representations relied on in the private letter ruling or that will be relied on in the opinion to be inaccurate or incomplete in any material respect. If, notwithstanding receipt of the private letter ruling and opinion, the spin-off were determined not to qualify under Section 355 of the Code, each U.S. holder of McDermott common stock who receives shares of our common stock in the spin-off would generally be treated as receiving a taxable distribution of property in an amount equal to the fair market value of the shares of our common stock received. That distribution would be taxable to each such stockholder as a dividend to the extent of McDermott’s current and accumulated earnings and profits. For each such stockholder, any amount that exceeded McDermott’s earnings and profits would be treated first as a non-taxable return of capital to the extent of such stockholder’s tax basis in its shares of McDermott common stock with any remaining amount being taxed as a capital gain. In addition, if certain related preparatory transactions were to fail to qualify for tax-free treatment, we would be treated as if we had sold part of our assets (which will be retained by McDermott) in a taxable sale for fair market value and McDermott could be treated as receiving such assets from us as a taxable dividend. See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Under the terms of the tax sharing agreement we have entered into in connection with the spin-off, we will generally be responsible for any taxes imposed on us or McDermott and its subsidiaries in the event that the spin-off and/or certain related preparatory transactions were to fail to qualify for tax-free treatment. However, if the spin-off and/or certain related preparatory transactions were to fail to qualify for tax-free treatment because of actions or failures to act by McDermott or its subsidiaries, a subsidiary of McDermott would be responsible for all such taxes. If we are liable for taxes under the tax sharing agreement, that liability could have a material adverse effect on us. See “Relationship with McDermott After the Spin-Off—Agreements Between McDermott and Us—Tax Sharing Agreement.”

Potential liabilities associated with certain obligations under the tax sharing agreement cannot be precisely quantified at this time.

Under the terms of the tax sharing agreement we have entered into in connection with the spin-off, we will generally be responsible for all taxes attributable to us or any of our subsidiaries, whether accruing before, on or after the date of the spin-off. We have also agreed to be responsible for all taxes imposed on us or McDermott and its subsidiaries in the event the spin-off and/or certain related preparatory transactions were to fail to qualify for tax-free treatment. However, if the spin-off and/or certain related preparatory transactions were to fail to qualify for tax-free treatment because of actions or failures to act by McDermott or its subsidiaries, a subsidiary of McDermott would be responsible for all such taxes. Our liabilities under the tax sharing agreement could have a material adverse effect on us. At this time, we cannot precisely quantify the amount of liabilities we may have under the tax sharing agreement and there can be no assurances as to their final amounts. For a more detailed discussion, see “Relationship with McDermott After the Spin-Off—Agreements Between McDermott and Us—Tax Sharing Agreement.”

Under some circumstances, we could be liable for any resulting adverse tax consequences from engaging in significant strategic or capital raising transactions.

Even if the spin-off otherwise qualifies as a tax-free distribution under section 355 of the Code, certain preparatory transactions related to the spin-off may result in significant U.S. federal income tax liabilities to us under Section 355(e) or applicable provisions of the Code if 50% or more of McDermott’s stock or our stock (in each case, by vote or value) is treated as having been acquired, directly or indirectly, by one or more persons as part of a plan (or series of related transactions) that includes the spin-off. Any acquisitions of McDermott stock or our stock (or similar acquisitions), or any understanding, arrangement or substantial negotiations regarding such an acquisition of McDermott stock or our stock (or similar acquisitions), within two years before or after the spin-off are subject to special scrutiny. The process for determining whether an acquisition triggering those provisions has occurred is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case.

Under the terms of the tax sharing agreement we have entered into in connection with the spin-off, we are generally liable for any such tax liabilities. However, a subsidiary of McDermott will be required to indemnify us against any such tax liabilities that result from actions taken or failures to act by McDermott or its subsidiaries. See “Relationship with McDermott After the Spin-Off—Agreements Between McDermott and Us—Tax Sharing Agreement.” As a result of these rules and contractual provisions, we may be unable to engage in strategic or capital raising transactions that our stockholders might consider favorable, or to structure potential transactions in the manner most favorable to us, without certain adverse tax consequences.

Potential indemnification liabilities to McDermott pursuant to the master separation agreement could materially adversely affect our company.

The master separation agreement with McDermott provides for, among other things, the principal corporate transactions required to effect the spin-off, certain conditions to the spin-off and provisions governing the relationship between our company and McDermott with respect to and resulting from the spin-off. For a description of the master separation agreement, see “Relationship with McDermott After the Spin-Off—Agreements Between McDermott and Us—Master Separation Agreement.” Among other things, the master separation agreement provides for indemnification obligations designed to make our company financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred prior to or after the spin-off, as well as those obligations of McDermott assumed by us pursuant to the master separation agreement. If we are required to indemnify McDermott under the circumstances set forth in the master separation agreement, we may be subject to substantial liabilities.

In connection with our separation from McDermott, McDermott will indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that McDermott’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the master separation agreement, McDermott has agreed to indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that McDermott has agreed to retain, and there can be no assurance that the indemnity from McDermott will be sufficient to protect us against the full amount of such liabilities, or that McDermott will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from McDermott any amounts for which we are held liable, we may be temporarily required to bear these losses.

The terms of our separation from McDermott and the related agreements were determined in the context of a related-party transaction, and thus may not be comparable to terms that would be obtained in a transaction between unaffiliated parties.

Transactions and agreements entered into with McDermott on or before the closing of the spin-off present conflicts between our interests and those of McDermott. These transactions and agreements include the following:

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agreements related to the separation of our business from McDermott that provide for, among other things, the assumption by us of liabilities related to our business or subsidiaries, the assumption by McDermott of liabilities unrelated to our business, our respective rights, responsibilities and obligations with respect to taxes and tax benefits and the terms of our various interim and ongoing relationships, as described under “Relationship with McDermott After the Spin-Off—Agreements Between McDermott and Us”; and

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administrative support services provided by McDermott to us, as well as by us to McDermott, and other transactions with McDermott, as described under “Relationship with McDermott After the Spin-Off—Agreements Between McDermott and Us—Transition Services Agreements.”

Because the terms of our separation from McDermott and these agreements are being entered into in the context of a related-party transaction, these terms may not be comparable to terms that would be obtained in a transaction between unaffiliated parties. We may not be able to resolve potential conflicts, and even if we do, the resolutions may be less favorable than if we were dealing with an unaffiliated third party. See “Relationship with McDermott After the Spin-Off—Agreements Between McDermott and Us.”

Several members of our board and management may have conflicts of interest because of their ownership of shares of common stock of McDermott or because of their continuing service on the McDermott board of directors.

Several members of our board and management own shares of common stock of McDermott and/or options to purchase common stock of McDermott because of their current or prior relationships with McDermott. In addition, all of the current members of our board of directors were, and two of our directors will continue to serve as, members of the McDermott board of directors. This share ownership and the continuing role as a director of both companies by these two directors could create, or appear to create, potential conflicts of interest when our directors and executive officers are faced with decisions that could have different implications for our company and McDermott. See “Management.”

Risks Relating to Ownership of Our Common Stock

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares of our common stock at or above the initial market price of our common stock following the spin-off.

Prior to the spin-off, there will have been no trading market for our common stock. We cannot assure you that an active trading market will develop or be sustained for our common stock after the spin-off, nor can we predict the prices at which our common stock will trade after the spin-off. The market price of our common stock could fluctuate significantly due to a number of factors, many of which are beyond our control, including:

•	fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

•	failures of our operating results to meet the estimates of securities analysts or the expectations of our stockholders or changes by securities analysts in their estimates of our future earnings;

•	announcements by us or our customers, suppliers or competitors;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic, industry and stock market conditions;

•	future sales of our common stock; and

•	the other factors described in these “Risk Factors” and other parts of this information statement.

Substantial sales of our common stock could cause our stock price to decline and issuances by us may dilute your ownership in our company.

Any sales of substantial amounts of our common stock in the public market after the spin-off, or the perception that these sales might occur, could lower the market price of our common stock and impede our ability to raise capital through the issuance of equity securities. Although we have no actual knowledge of any plan or intention on the part of any 5% or greater stockholder to sell our common stock following the spin-off, it is possible that some McDermott stockholders, including possibly some of McDermott’s largest stockholders, will sell the shares of our common stock they receive in the spin-off for various reasons. For example, such investors may not believe that our business profile or level of market capitalization as an independent company fits their investment objectives. Further, if we issue additional equity securities to raise additional capital, your ownership interest in our company will be diluted and the value of your investment may be reduced.

We have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your shares of our common stock.

We have no current intent to pay a regular dividend. The credit agreement relating to our revolving credit facility includes restrictions on our ability to pay dividends. Our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of applicable law, contractual restrictions limiting our ability to pay dividends, our earnings and cash flows, our capital requirements, our financial condition, and other factors our board of directors deems relevant. Accordingly, you may have to sell some or all of your shares of our common stock in order to generate cash flow from your investment.

Provisions in our corporate documents and Delaware law could delay or prevent a change in control of our company, even if that change may be considered beneficial by some stockholders.

The existence of some provisions of our certificate of incorporation and bylaws and Delaware law could discourage, delay or prevent a change in control of our company that a stockholder may consider favorable. These include provisions:

•	providing that our board of directors fixes the number of members of the board;

•	providing for the division of our board of directors into three classes with staggered terms;

•	limiting who may call special meetings of stockholders;

•	prohibiting stockholder action by written consent, thereby requiring stockholder action to be taken at a meeting of the stockholders;

•	establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings;

•	establishing supermajority vote requirements for certain amendments to our certificate of incorporation and bylaws;

•	limiting the right of stockholders to remove directors;

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authorizing a large number of shares of common stock that are not yet issued, which would allow our board of directors to issue shares to persons friendly to current management, thereby protecting the continuity of our management, or which could be used to dilute the stock ownership of persons seeking to obtain control of us; and

•	authorizing the issuance of “blank check” preferred stock, which could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt.

In addition, following the spin-off, we will be subject to Section 203 of the Delaware General Corporation Law, which may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for shares of our common stock.

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal, and are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of our company and our stockholders. See “Description of Capital Stock—Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws.”

We may issue preferred stock that could dilute the voting power or reduce the value of our common stock.

Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Capital Stock—Preferred Stock.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This information statement includes forward-looking statements. You can identify our forward-looking statements by words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “plan,” “predict,” “project,” “seek,” “target,” “could,” “may,” “should” or “would” or other similar expressions that convey the uncertainty of future events or outcomes. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this information statement.

Forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to:

•	the expected benefits of the spin-off;

•	our business strategies;

•	future levels of revenues, operating margins, income from operations, net income or earnings per share;

•	anticipated levels of demand for our products and services;

•	future levels of capital, environmental or maintenance expenditures;

•	the success or timing of completion of ongoing or anticipated capital or maintenance projects;

•	expectations regarding the acquisition or divestiture of assets and businesses;

•	our ability to obtain surety bonding capacity;

•	our ability to obtain appropriate insurance and indemnities;

•	timing for bringing the operations of Nuclear Fuel Services, Inc. back online;

•	the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; and

•	the anticipated effects of actions of third parties such as competitors, or federal, foreign, state or local regulatory authorities, or plaintiffs in litigation.

We have based our forward-looking statements on our current expectations, estimates and projections about our industries and our company. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. Differences between actual results and any future performance suggested in our forward-looking statements could result from a variety of factors, including the following:

•	general economic and business conditions and industry trends;

•	general developments in the industries in which we are involved;

•	decisions on spending by the U.S. Government and electric power generating companies;

•	the highly competitive nature of our businesses;

•	cancellations of and adjustments to backlog and the resulting impact from using backlog as an indicator of future earnings;

•	the ability of our suppliers to deliver raw materials in sufficient quantities and in a timely manner;

•	volatility and uncertainty of the credit markets;

•	our ability to comply with covenants in our credit agreement and other debt instruments and availability, terms and deployment of capital;

•	the continued availability of qualified personnel;

•	the operating risks normally incident to our lines of business, including the potential impact of liquidated damages;

•	changes in, or our failure or inability to comply with, government regulations;

•	adverse outcomes from legal and regulatory proceedings;

•	the impact of potential regional, national and/or global requirements to significantly limit or reduce greenhouse gas and other emissions in the future;

•	changes in, and liabilities relating to, existing or future environmental regulatory matters;

•	rapid technological changes;

•	the realization of deferred tax assets, including through a reorganization McDermott completed in December 2006;

•	the consequences of significant changes in interest rates and currency exchange rates;

•	our ability to realize expected benefits from the spin-off;

•	a determination by the IRS that the spin-off or certain related transactions should be treated as a taxable transaction;

•	our different capital structure as an independent company, including our access to capital, credit ratings, debt and ability to raise additional financing;

•	difficulties we may encounter in obtaining regulatory or other necessary approvals of any strategic transactions;

•	the risks associated with integrating acquired businesses;

•	social, political and economic situations in foreign countries where we do business;

•	the possibilities of war, other armed conflicts or terrorist attacks;

•	the effects of asserted and unasserted claims;

•	our ability to obtain surety bonds, letters of credit and financing;

•	our ability to maintain builder’s risk, liability, property and other insurance in amounts and on terms we consider adequate and at rates that we consider economical;

•	the aggregated risks retained in our captive insurance subsidiary; and

•	the impact of the loss of insurance rights as part of the final settlement in 2006 of the Chapter 11 proceedings involving several of our subsidiaries.

We believe the items we have outlined above are important factors that could cause estimates in our financial statements to differ materially from actual results and those expressed in the forward-looking statements made in this information statement. We have discussed many of these factors in more detail elsewhere in this information statement. These factors are not necessarily all the factors that could affect us. Unpredictable or unanticipated factors we have not discussed in this information statement could also have material adverse effects on actual results of matters that are the subject of our forward-looking statements. Neither we nor McDermott undertake any obligation to update the forward-looking statements included in this information statement to reflect events or circumstances after the date of this information statement, unless we are required by applicable securities laws to do so. We advise our security holders that they should (1) be aware that factors not referred to above could affect the accuracy of our forward-looking statements and (2) use caution and common sense when considering our forward-looking statements.

THE SPIN-OFF

General

The board of directors of McDermott regularly reviews the various operations conducted by McDermott to ensure that resources are deployed and activities are pursued in the best interest of its stockholders. On December 7, 2009, McDermott announced that its board of directors had approved in principle a plan involving the pro rata distribution of all of our shares of common stock to McDermott’s stockholders in a tax-free spin-off. The spin-off is subject to final approval by the McDermott board of directors, which approval is subject to, among other things, the conditions described below under “—Spin-Off Conditions and Termination.”

Our company is currently a wholly owned subsidiary of McDermott. McDermott owns the capital stock or other equity interests in subsidiaries that own generally all the assets, and are obligated on generally all the liabilities, comprising McDermott’s power generation systems and government operations businesses, which McDermott intends to separate from its other operations and transfer to us prior to our separation. McDermott will accomplish our separation through a pro rata distribution of 100% of our outstanding common stock to McDermott’s stockholders, which we refer to as the distribution or the spin-off, on [                    ], 2010, the distribution date. As a result of the spin-off, each holder of McDermott common stock as of 5:00 p.m., New York City time, on [                    ], 2010, the record date, will be entitled to:

•	receive one share of our common stock for every [ ] shares of McDermott common stock owned by such holder; and

•	retain such holder’s shares of McDermott common stock.

McDermott stockholders will not be required to pay for shares of our common stock received in the spin-off or to surrender or exchange shares of McDermott common stock in order to receive our common stock or to take any other action in connection with the spin-off. No vote of McDermott stockholders will be required or sought in connection with the spin-off, and McDermott stockholders will have no appraisal rights in connection with the spin-off.

Reasons for the Spin-Off

McDermott’s board and management believe that our separation from McDermott will provide the following benefits:

•	improved positioning for each company to accelerate growth based on its distinct corporate strategy, market opportunities, free cash flow and customer relationships;

•	more efficient allocation of capital, which will allow each company to develop an independent investment program without the constraints of a holding company, conglomerate structure;

•	establishment of distinct publicly traded stock for each company, which may be used as “currencies” to facilitate future acquisitions;

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elimination of the risk to the combined businesses posed by recent modifications to the rules under the FAR that limit the U.S. Government’s ability to contract with “inverted” companies and their subsidiaries; and

•	sharpened management focus and strategic vision and closer alignment of management incentives with stockholder value creation.

As discussed below, the recent modifications to the rules under the FAR had a significant impact on the McDermott board’s decision to effect the spin-off at this time.

Improved positioning for each company to accelerate growth

McDermott’s board of directors and senior management believe that McDermott and B&W will be better positioned to accelerate their growth as two separate, publicly traded companies as compared to the current combined company structure. McDermott’s board of directors believes that opportunities for growth will result from the improved ability of each company to focus on and implement its distinct corporate strategy, take advantage of available market opportunities on a more timely basis, reinvest its cash flows within the business as its board of directors and management deem appropriate, and develop stronger and broader relationships with its customers.

As part of a combined company, each company’s growth initiatives have effectively competed with the other company’s investment opportunities in terms of available funding, resources, prioritization and time permitted for review and approval. The businesses of McDermott and B&W have typically operated autonomously. However, due to the different cyclicality characteristics of the McDermott and B&W businesses, each company has not had the ability to reinvest its cash flows in internal growth as quickly as may have been desirable for its business on a standalone basis. For the same reason, the capital structure of the combined company has been relatively conservative. While this capital structure was appropriate for the combined company, it had a negative impact on the ability of each company to implement strategies for its own business on a standalone basis. Finally, so long as McDermott and B&W were a combined company, part of the strategy of the combined company was to maintain a balance between its businesses and not become overly concentrated in either one of these businesses. However, this strategy reduced the ability of each company to pursue its own growth initiatives.

More efficient allocation of capital

As discussed above, as part of the combined company, McDermott and B&W effectively competed for capital resources. In addition, the combined company maintained an appropriate level of liquidity for that type of structure. As a result, the flexibility of each company to invest capital in its business in a time and manner as its separate strategy would dictate was limited. McDermott’s board of directors and senior management believe that the separation of the offshore oil and gas construction business from the power generation systems and government operations businesses will enable a more efficient allocation of capital by providing each separate company’s board of directors and management the ability to reinvest that company’s free cash flow, utilize cash and investments and access the capital markets, if needed, in a manner responsive to the needs of that specific company, rather than the needs of the combined company. We expect that this more efficient allocation of capital will provide the separated companies with greater flexibility to pursue their strategic initiatives within their capital-intensive industries.

Establishment of distinct publicly traded stock “currencies” to facilitate future acquisitions

As separate offshore oil and gas construction and power generation systems and government operations companies, we believe each company’s stock can also serve as a more attractive acquisition “currency” to potential targets than the existing McDermott common stock. In the case of an acquisition of a business in which part of the consideration is to be paid in stock, we believe that the existing investors in the acquisition target company would generally prefer to receive stock of another company in the same sector as the target, rather than stock of an integrated company that has exposure to other sectors that they may not prefer or as to which they may not have sufficient familiarity to remain as long-term investors.

Elimination of the risk to the combined businesses posed by recent modifications to the rules under the FAR

On July 1, 2009, the U.S. Civilian Agency Acquisition Council and the U.S. Defense Acquisition Regulations Council (the “FAR Councils”), acting under the FAR, adopted interim rules, with an immediate effective date, that established contracting procedures to implement a mandate in the Omnibus Appropriations Act, 2009, that generally prohibits U.S. federal agencies from awarding new contracts to inverted companies and their subsidiaries with U.S. federal appropriated funds for fiscal year 2009 and certain prior fiscal years. The current version of the proposed U.S. federal appropriations legislation for 2010 contains restrictions on contracting with inverted companies similar to those in the 2009 Omnibus Appropriations Act.

As a result of a 1982 reorganization transaction, pursuant to which McDermott International, Inc., a corporation organized under the laws of the Republic of Panama, became the parent entity within the McDermott group of companies, McDermott International, Inc. would likely be considered an “inverted” company under the interim rules under the FAR, and, if so, B&W would be considered a subsidiary of an “inverted” company. The interim rules are not clear as to their impact on joint ventures, including those in which we are the majority or controlling owner. As of the date of this information statement, it is uncertain as to when the FAR Councils will adopt the final version of the interim rules and whether and the extent to which the final rules may differ from the interim rules. Although we believe the interim rules do not impact any of our existing contracts and should not adversely impact our ability to enter into subcontracts relating to government projects, the interim rules will impact our ability to pursue new contract awards directly with the U.S. Government, unless we are able to obtain waivers, which are available only on a very limited basis, or change our status as a subsidiary of an “inverted” company.

In approving the spin-off, McDermott’s board of directors considered the fact that we derive a substantial amount of our revenues and profits from services provided to the U.S. Government, and the fact that any significant restriction on our ability to pursue future U.S. Government contract work consistent with our past operations would have a material adverse effect on the financial condition, results of operations and cash flows of the combined companies.

McDermott’s board of directors also considered the fact that various tax legislative proposals intending to eliminate some perceived tax advantages of companies that have legal domiciles outside the United States but operate in the United States through one or more subsidiaries have repeatedly been introduced in the U.S. Congress. McDermott’s board of directors and management considered that, if legislation were to be enacted in this area, the combined companies could be subject to a substantial increase in corporate income taxes, which could have a material adverse effect on the financial condition, results of operations and cash flows of the combined companies.

In light of these considerations, McDermott’s board of directors, with input from its independent financial and legal advisors, engaged in a fresh, comprehensive review of the combined company and its businesses, focusing on the best way for us to continue serving the U.S. Government’s defense and nuclear operations objectives, while enhancing long-term value for McDermott’s stockholders. As a result of the spin-off, B&W will be an independent company still incorporated in Delaware, but without a foreign-organized parent entity. As such, we believe B&W will be able to compete for new contracts with the U.S. Government without restriction from the interim rules under the FAR and without any concern of the possible impact of future tax legislation aimed at companies that have legal domiciles outside the United States but operate in the United States through one or more subsidiaries. Furthermore, the independent operation of the two businesses, with B&W as a Delaware corporation, will permit us to continue to serve the needs of our U.S. Government customers without interruption as a result of these rule modifications, while allowing McDermott the opportunity to pursue its independent business strategy. Taking these considerations into account, the modifications to the rules under the FAR had a significant impact on the McDermott board’s decision to effect the spin-off at this time.

Sharpened management focus and strategic vision and closer alignment of management incentives with stockholder value creation

McDermott’s board of directors and management also took into account the fact that each company has different business strategies and offers significantly different business opportunities for growth. They determined that the spin-off should allow the management team of each company to improve its focus on its strategic priorities and make business and operational decisions that are in the best interest of its operations, taking into consideration the different challenges and opportunities and different financial profiles and capital needs pertinent to its business. As separate companies, each will be able independently to prioritize allocation of resources and capital in support of its business strategies. As a combined company, our projects have effectively competed with other investment opportunities within McDermott. As separate companies, each of McDermott and our company will no longer have to compete for investment capital with the other, and each would be in a position to pursue a growth strategy to optimize its own operations. By eliminating the necessary time and resources required to resolve conflicting business priorities and strategic needs, the two businesses will be better able to compete through quicker decision making, more efficient deployment of capital and corporate resources and enhanced responsiveness to market demands.

In addition, McDermott’s board of directors and management concluded that the separation of the two businesses through the spin-off will allow each company to provide incentive compensation to its key employees in the form of equity-based incentive compensation that is more closely aligned with the performance of each business. By separating the two companies, management of each company should be in an improved position to attract employees with the correct skill set, to motivate them appropriately and to retain them for the long term.

McDermott’s board of directors also considered a number of potentially negative factors in evaluating the spin-off, including:

•	the potential loss of synergies from operating as one company and potential increased costs;

•	potential loss of joint purchasing power;

•	potential disruptions to the businesses as a result of the spin-off;

•	the limitations placed on our company as a result of the tax sharing agreement and other agreements we have entered into with McDermott in connection with the spin-off;

•	risks of being unable to achieve the benefits expected to be achieved by the spin-off;

•	the risk that the spin-off might not be completed;

•	the costs of the spin-off; and

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the risk that the trading price of a share of McDermott common stock after the spin-off plus the trading price of the [            ]/[            ] of a share of B&W common stock distributed for each share of McDermott common stock will, in the aggregate, be less than the trading price of a share of McDermott common stock before the spin-off.

Except in connection with its overall determination with respect to our company as a viable, stand-alone public company following the spin-off, McDermott’s board of directors did not consider existing or reasonably likely future litigation against B&W for personal injury, property damage or wrongful death claims as a significant factor in its deliberations relating to the spin-off.

The McDermott board of directors concluded that the potential long-term benefits of the spin-off outweighed these factors.

In view of the wide variety of factors considered in connection with the evaluation of the spin-off and the complexity of these matters, McDermott’s board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. The individual members of the McDermott board of directors likely may have given different weights to different factors.

Results of the Spin-Off

After the spin-off, we will be an independent public company. Immediately following the spin-off, we expect that approximately [            ] shares of our common stock will be issued and outstanding, based on the distribution of one share of our common stock for every [            ] shares of McDermott common stock outstanding and the number of shares of McDermott common stock outstanding on [            ], 2010. The actual number of shares of our common stock to be distributed will be determined based on the number of shares of McDermott common stock outstanding as of the record date. We also expect to have approximately [    ] stockholders of record, based on the number of stockholders of record of McDermott common stock on [                    ], 2010.

We and McDermott are parties to a number of agreements that govern the spin-off and our future relationship. For a more detailed description of these agreements, please see “Relationship with McDermott After the Spin-Off—Agreements Between McDermott and Us.”

You will not be required to make any payment for the shares of B&W common stock you receive, nor will you be required to surrender or exchange your shares of McDermott common stock or take any other action in order to receive the shares of B&W common stock to which you are entitled. The spin-off will not affect the number of outstanding shares of McDermott common stock or any rights of McDermott stockholders, although it will affect the market value of the outstanding McDermott common stock.

Manner of Effecting the Spin-Off

The general terms and conditions relating to the spin-off are set forth in a master separation agreement between McDermott and us. For a description of the terms of that agreement, see “Relationship with McDermott After the Spin-Off—Agreements Between McDermott and Us—Master Separation Agreement.” Under the master separation agreement, the spin-off will be effective on the distribution date. As a result of the spin-off, each McDermott stockholder will be entitled to receive one share of our common stock for every [            ] shares of McDermott common stock owned on the record date. As discussed under “—Trading of McDermott Common Stock After the Record Date and Prior to the Distribution,” if a holder of record of McDermott common stock sells those shares in the “regular way” market after the record date and on or prior to the distribution date, that stockholder also will be selling the right to receive shares of our common stock in the distribution. The distribution will be made in book-entry form. For registered McDermott stockholders, our transfer agent will credit their shares of our common stock to book-entry accounts established to hold their shares of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are issued. For stockholders who own McDermott common stock through a bank or brokerage firm, their shares of our common stock will be credited to their accounts by the bank or broker. See “—When and How You Will Receive B&W Shares” below. Each share of our common stock that is distributed will be validly issued, fully paid and nonassessable. Holders of shares of our common stock will not be entitled to preemptive rights. See “Description of Capital Stock.”

When and How You Will Receive B&W Shares

On the distribution date, McDermott will release its shares of B&W common stock for distribution by Computershare Trust Company, N.A., the distribution agent. The distribution agent will cause the shares of B&W common stock to which you are entitled to be registered in your name or in the “street name” of your bank or brokerage firm.

“Street Name” Holders. Many McDermott stockholders hold McDermott common stock through an account with a bank or brokerage firm. If this applies to you, that bank or brokerage firm is the registered holder that holds the shares on your behalf. For stockholders who hold their shares of McDermott common stock in an account with a bank or brokerage firm, the B&W common stock distributed to you will be registered in the “street name” of your bank or broker, who in turn will electronically credit your account with the B&W shares that you are entitled to receive in the distribution. We anticipate that banks and brokers will generally credit their customers’ accounts with B&W common stock on or shortly after the distribution date. We encourage you to contact your bank or broker if you have any questions regarding the mechanics of having shares of B&W common stock credited to your account.

Registered Holders. If you are the registered holder of shares of McDermott common stock and hold your shares of McDermott common stock either in physical form or in book-entry form, the shares of B&W common stock distributed to you will be registered in your name and you will become the holder of record of that number of shares of B&W common stock. Our distribution agent will send you a statement reflecting your ownership of our common stock.

Direct Registration System. As part of the spin-off, we will be adopting a direct registration system for book-entry share registration and transfer of our common stock. The shares of our common stock to be distributed in the spin-off will be distributed as uncertificated shares registered in book-entry form through the direct registration system. No certificates representing your shares will be mailed to you in connection with the spin-off. Under the direct registration system, instead of receiving stock certificates, you will receive a statement reflecting your ownership interest in our shares. Contact information for our transfer agent and registrar is provided under “Questions and Answers About the Spin-Off.” The distribution agent will begin mailing book-entry account statements reflecting your ownership of shares promptly after the distribution date. You can obtain more information regarding the direct registration system by contacting our transfer agent and registrar.

Treatment of Fractional Shares

The transfer agent will not deliver any fractional shares of our common stock in connection with the spin-off. Instead, the transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. We anticipate that these sales will occur as soon as practicable after the distribution date. Those holders will then receive a cash payment in the form of a check in an amount equal to their pro rata share of the total net proceeds of those sales. If you physically hold McDermott stock certificates, your check for any cash that you may be entitled to receive instead of fractional shares of our common stock will be mailed to you separately. We expect that checks will generally be distributed to stockholders within one to two weeks after the distribution date. Broker selling expenses in connection with these sales will be paid by McDermott.

It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures. You should contact your broker or other nominee for additional details.

None of McDermott, our company or the transfer agent will guarantee any minimum sale price for the fractional shares of our common stock. Neither we nor McDermott will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders. See “—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Market for Our Common Stock

There is currently no public market for our common stock. A condition to the spin-off is the listing on the NYSE of our common stock. Our common stock has been approved for listing on the NYSE under the symbol “BWC.” We anticipate that trading of our common stock will commence on a “when-issued” basis on or shortly before the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and “regular way” trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. Neither we nor McDermott can assure you as to the trading price of our common stock after the spin-off or as to whether the trading price of a share of McDermott common stock after the spin-off plus the trading price of the [            ] shares of our common stock distributed for each share of McDermott common stock will not, in the aggregate, be less than the trading price of a share of McDermott common stock before the spin-off. The trading price of our common stock is likely to fluctuate significantly, particularly until an orderly market develops. See “Risk Factors—Risks Relating to Ownership of Our Common Stock.” In addition, we cannot predict any change that may occur in the trading price of McDermott’s common stock as a result of the spin-off.

Trading of McDermott Common Stock After the Record Date and Prior to the Distribution

Beginning on or shortly before the record date and through the distribution date, there will be two concurrent markets in which to trade McDermott common stock: a “regular way” market and an

“ex-distribution” market. Shares of McDermott common stock that trade in the “regular way” market will trade with an entitlement to shares of our common stock distributed in connection with the spin-off. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of our common stock distributed in connection with the spin-off. Therefore, if you owned shares of McDermott common stock at 5:00 p.m., New York City time, on the record date and sell those shares in the “regular way” market on or prior to the distribution date, you also will be selling your right to receive the shares of our common stock that would have been distributed to you in connection with the spin-off. If you sell those shares of McDermott common stock in the “ex-distribution” market prior to or on the distribution date, you will still receive the shares of our common stock that were to be distributed to you in connection with the spin-off as a result of your ownership of the shares of McDermott common stock.

We expect to have approximately [    ] million shares of our common stock outstanding immediately after the spin-off, based upon the number of shares of McDermott common stock outstanding on [            ], 2010. The shares of our common stock distributed to McDermott stockholders will be freely transferable, except for shares received by persons who may be deemed to be our “affiliates” under the Securities Act of 1933, as amended, or the Securities Act, and except for shares issued as restricted stock under our incentive plan. Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by, or are under common control with us, and may include some or all of our directors and executive officers. Our affiliates will be permitted to sell their shares of B&W common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144.

Treatment of Stock-Based Awards

In connection with the spin-off, we currently expect that, subject to the approval of the compensation committee of McDermott’s board of directors, McDermott’s outstanding equity-based compensation awards will generally be treated as follows:

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Each outstanding option to purchase shares of McDermott common stock that is held by a director, officer or employee of McDermott who will remain a director, officer or employee of McDermott and will not be a director, officer or employee of B&W immediately after the spin-off will be replaced with an adjusted option to purchase McDermott common stock. Each of those adjusted options will reflect adjustments that will be generally intended to preserve the intrinsic value of the original option and the ratio of the exercise price to the fair market value of the stock subject to the option by adjusting the number of shares purchasable and the exercise price, by reference to the “regular way” closing price for McDermott common stock as of the distribution date and the volume-weighted-average trading price of the McDermott common stock in the first five trading days following the distribution date. The replacement options will generally be made subject to the same terms and conditions as the options being replaced. To the extent the options being replaced are vested, the replacement options will also be vested.

•

Each outstanding option to purchase shares of McDermott common stock that is held by a person who is or will be a director of B&W (but not of McDermott) or by a person who is or will be an officer or employee of B&W immediately after the spin-off will be replaced with substitute options to purchase shares of B&W common stock. Each of those substitute options will have terms that will be generally intended to preserve the intrinsic value of the original option and the ratio of the exercise price to the fair market value of the stock subject to the option by adjusting the number of shares purchasable and the exercise price, by reference to the opening prices of a share of McDermott common stock and a share of B&W common stock on the first trading day following the distribution date. The substitute options will generally be made subject to the same terms and conditions as the options being replaced. To the extent the options being replaced are vested, the substitute options will also be vested.

•	Each outstanding option to purchase shares of McDermott common stock that is held by a (1) person who is a director of McDermott and who will remain on the board of directors of McDermott and will also be on the board of directors of B&W immediately after the spin-off or (2) person who is one of a small number of current officers of B&W who will not serve as officers of B&W after the Distribution Date (the “Former B&W Officers”) will be replaced with both an adjusted McDermott stock option and a substitute B&W stock option. Both options, when combined, will have terms that will be generally intended to preserve the intrinsic value of the original option and the ratio of the exercise price to the fair market value of the stock subject to the option, by reference to the ratio of [            ] shares of B&W common stock being distributed for each share of McDermott common stock in the spin-off, the “regular way” closing price for McDermott common stock as of the distribution date, and the volume-weighted-average trading prices of the McDermott common stock and the B&W common stock in the first five trading days following the distribution date. Both the replacement and the substitute options will generally be made subject to the same terms and conditions as the original options. All McDermott stock options held by directors of McDermott as of the distribution date will have previously become vested pursuant to their existing terms. Accordingly, all adjusted or substitute options issued to McDermott directors will also be vested.

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The McDermott restricted stock awards, restricted stock unit awards and deferred stock unit awards of officers or employees of McDermott who will remain officers or employees of McDermott and will not become officers or employees of B&W immediately after the spin-off will be replaced with adjusted McDermott awards, each of which will generally preserve the value of the original award. The adjusted awards will generally be made subject to the same terms and conditions as the awards being replaced. As of the distribution date, none of McDermott’s directors will hold any restricted stock awards, restricted stock unit awards, deferred stock unit awards or performance share awards.

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The McDermott restricted stock awards, restricted stock unit awards and deferred stock unit awards of persons who are or will be officers or employees of B&W immediately after the spin-off will be converted into substitute B&W awards, each of which will generally preserve the value of the original award. The adjusted awards will generally be made subject to the same terms and conditions as the awards being replaced.

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The McDermott restricted stock awards, restricted stock unit awards and deferred stock unit awards of the Former B&W Officers will be converted into rights to receive (1) an equivalent number of unrestricted shares of McDermott common stock and (2) [            ] shares of B&W common stock for each such share of McDermott common stock, in accordance with the spin-off distribution.

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The McDermott performance share awards of officers or employees of McDermott who will remain officers or employees of McDermott and will not become officers or employees of B&W immediately after the spin-off will be converted into unvested rights to receive the value of deemed target performance in unrestricted shares of McDermott common stock, with the same vesting terms as the original awards.

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The McDermott performance share awards of persons who are or will be officers or employees of B&W immediately after the spin-off will be converted into unvested rights to receive the value of deemed target performance in unrestricted shares of B&W common stock, with the same vesting terms as the original awards.

•

The McDermott performance share awards of the Former B&W Officers will be converted into rights to receive the value of deemed target performance in unrestricted shares of McDermott common stock and B&W common stock, in accordance with the spin-off distribution.

Any former employees of McDermott or B&W who hold outstanding stock options, shares of restricted stock, restricted stock units, deferred stock units or performance shares which are unvested will have their stock options, shares of restricted stock, restricted stock units, deferred stock units or performance shares similarly adjusted or replaced as a result of the spin-off.

In the case of adjusting McDermott options or granting substitute B&W options, the conversion formula may result in fractional shares or fractional cents. Any fractional shares subject to adjusted McDermott options and substitute B&W options will be disregarded, and the number of shares subject to such options will be rounded down to the next lower whole number of shares. The exercise price for such options will be rounded up to the next higher whole cent. There are no stock appreciation rights currently outstanding under the McDermott incentive plans.

Spin-Off Conditions and Termination

We expect that the spin-off will be effective on [                    ], 2010, provided that, among other things:

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the SEC has declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, with no stop order in effect with respect to the Form 10, and this information statement shall have been mailed to McDermott’s stockholders;

•	the actions and filings necessary under securities and blue sky laws of the states of the United States and any comparable laws under any foreign jurisdictions have been taken and become effective;

•	no order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the spin-off is in effect;

•	our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

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the private letter ruling McDermott obtained from the IRS with respect to the tax treatment of the spin-off has not been revoked or modified by the IRS in any material respect, and McDermott has received an opinion from its tax counsel regarding the tax treatment of the spin-off as of the distribution date (see “—Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information regarding the private letter ruling and opinion of tax counsel);

•	each of the ancillary agreements related to the spin-off shall have been entered into before the spin-off and shall not have been materially breached by any party thereto;

•	all material governmental approvals and material consents necessary to consummate the spin-off have been received and continue to be in full force and effect; and

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no other events or developments have occurred that, in the judgment of the board of directors of McDermott, in its sole and absolute discretion, would result in the spin-off having a material adverse effect on McDermott or its stockholders.

McDermott may waive one or more of these conditions in its sole and absolute discretion, and the determination by McDermott regarding the satisfaction of these conditions will be conclusive. The fulfillment of these conditions will not create any obligation on McDermott’s part to effect the distribution, and McDermott has reserved the right to amend, modify or abandon any and all terms of the distribution and the related transactions at any time prior to the distribution date.

Material U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of material U.S. federal income tax consequences relating to the spin-off. This summary is based on the Code, related U.S. Treasury regulations, and interpretations of the Code and the U.S. Treasury regulations by the courts and the IRS, in effect as of the date of this information statement, and all of which are subject to change, possibly with retroactive effect. This summary does not discuss all the tax considerations that may be relevant to McDermott stockholders in light of their particular circumstances, nor does it address the consequences to McDermott stockholders subject to special treatment under the U.S. federal income tax laws (such as non-U.S. persons, insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, financial institutions, mutual funds, pass-through entities and investors in such entities, holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction or who are subject to alternative minimum tax or holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation). In addition, this summary does not address the U.S. federal income tax consequences to those McDermott stockholders who do not hold their McDermott common stock as a capital asset. Finally, this summary does not address any state, local or foreign tax consequences.

MCDERMOTT STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE SPIN-OFF TO THEM.

The spin-off is conditioned on the continued effectiveness of a private letter ruling obtained from the IRS and McDermott’s receipt of an opinion from Baker Botts L.L.P. (which opinion will rely, in part, on the continued effectiveness of the private letter ruling), in each case substantially to the effect that (1) the spin-off will qualify under Section 355 of the Code and certain transactions related to the spin-off will qualify under Sections 355 and/or 368 of the Code, and (2) the spin-off and certain related transactions will further qualify for tax-free treatment to McDermott and to us.

Assuming the spin-off and such related transactions meet the conditions described above:

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the spin-off and certain related transactions will not result in any U.S. taxable income, gain or loss to McDermott or to us, other than with respect to any intercompany items or excess loss accounts required to be taken into account under Treasury regulations relating to consolidated returns;

•	no gain or loss will be recognized by (and no amount will be included in the taxable income of) McDermott stockholders on their receipt of shares of our common stock in the spin-off;

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the holding period of shares of our common stock received by each McDermott stockholder will include the holding period at the time of the spin-off for the McDermott common stock on which the spin-off is made;

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the tax basis of the McDermott common stock held by each McDermott stockholder immediately before the spin-off will be allocated between that McDermott common stock and our common stock received, including any fractional share of our stock deemed received in the spin-off, in proportion to the relative fair market value of each on the date of the spin-off; and

•

a McDermott stockholder who receives cash for a fractional share of our common stock will generally recognize capital gain or loss measured by the difference between the amount of cash received and the basis of the fractional share interest in our common stock to which the stockholder would otherwise be entitled.

U.S. Treasury Regulations also generally provide that if a McDermott stockholder holds different blocks of McDermott common stock (generally shares of McDermott common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of McDermott common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of our common stock received in the spin-off in respect of such block of McDermott common stock and such block of McDermott common stock, in proportion to their respective fair market values, and the holding period of the shares of our common stock received in the spin-off in respect of such block of McDermott common stock will include the holding period of such block of McDermott common stock. If a McDermott stockholder is not able to identify which particular shares of our common stock are received in the spin-off with respect to a particular block of McDermott common stock, for purposes of applying the rules described above, the stockholder may designate which shares of our common stock are received in the spin-off in respect of a particular block of McDermott common stock, provided that such designation is consistent with the terms of the spin-off. Holders of McDermott common stock are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the private letter ruling request are inaccurate or incomplete in any material respect, we will not be able to rely on the private letter ruling. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to qualify under Section 355 of the Code or to obtain tax-free treatment to McDermott and its stockholders under Section 355 of the Code. Rather, the private letter ruling is based on representations by McDermott that these requirements have been satisfied, and any inaccuracy in such representations could invalidate the private letter ruling. In addition to the continued effectiveness of the private letter ruling from the IRS, McDermott has made it a condition to the spin-off that McDermott obtain an opinion of Baker Botts L.L.P. substantially to the effect that (1) the spin-off will qualify under Section 355 of the Code and certain transactions related to the spin-off will qualify under Sections 355 and/or 368 of the Code, and (2) the spin-off and certain related transactions will further qualify for tax-free treatment to McDermott and to us. The opinion will address those matters upon which the IRS will not rule and will rely on the private letter ruling as to matters covered by the private letter ruling. In addition, the opinion will be based on, among other things, certain assumptions and representations made by McDermott and us, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by such counsel in its opinion. The opinion will not be binding on the IRS or the courts and will be subject to other qualifications and limitations.

Notwithstanding receipt by McDermott of the private letter ruling and opinion of counsel, the IRS could assert that the spin-off and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in making such an assertion, we and our initial public stockholders could be subject to significant U.S. federal income tax liability. In general, (1) with respect to the spin-off, our initial public stockholders could be treated as if they had received a taxable distribution from McDermott in an amount equal to the fair market value of our common stock that was distributed to them and (2) with respect to certain related transactions, we would be treated as if we had sold part of our assets (which will be retained by McDermott) in a taxable sale for fair market value and McDermott could be treated as receiving such assets from us as a taxable dividend. For example, even if the spin-off were otherwise to qualify under Section 355 of the Code, certain related preparatory transactions may be taxable to us (but not to McDermott or our initial stockholders) under Section 355(e) of the Code, if the spin-off were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in McDermott or us. For this purpose, any acquisitions of McDermott common stock or of our common stock within the period beginning two years before the spin-off and ending two years after the spin-off are presumed to be part of such a plan, although we or McDermott may be able to rebut that presumption.

In connection with the spin-off, we and a subsidiary of McDermott have entered into a tax sharing agreement pursuant to which we will agree to be responsible for certain liabilities and obligations following the spin-off. Under the terms of the tax sharing agreement, in the event that certain transactions related to the spin-off were to fail to qualify for tax-free treatment, we would generally be responsible for all of the tax imposed on us or McDermott and its subsidiaries resulting from such failure. However, if these related transactions were to fail to qualify for tax-free treatment because of actions or failures to act by McDermott or its subsidiaries, a subsidiary of McDermott would be responsible for all such tax. See “Relationship with McDermott After the Spin-Off—Agreements Between McDermott and Us—Tax Sharing Agreement.”

Under U.S. Treasury regulations, each McDermott stockholder who, immediately before the distribution, owns at least 5% of the total outstanding common stock of McDermott must attach to such stockholder’s U.S. federal income tax return for the year in which the spin-off occurs a statement setting forth certain information relating to the spin-off. In addition, all stockholders are required to retain permanent records relating to the amount, basis and fair market value of our stock which they receive and to make those records available to the IRS on request of the IRS.

THE FOREGOING IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR

CATEGORIES OF STOCKHOLDERS. EACH MCDERMOTT STOCKHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE SPIN-OFF TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to McDermott stockholders who will receive shares of B&W common stock in the spin-off. It is not to be construed as an inducement or encouragement to buy or sell any of our securities or any McDermott securities. We believe that the information contained in this information statement is accurate as of the date set forth on the front cover. Changes may occur after that date and neither McDermott nor we undertake any obligation to update the information, except to the extent applicable securities laws require us to do so.

CAPITALIZATION

The following table sets forth our capitalization (1) on a historical basis as of March 31, 2010, and (2) on a pro forma basis to reflect the spin-off. This table should be read in conjunction with “Selected Historical Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Information,” and our combined financial statements and corresponding notes included elsewhere in this information statement.

	March 31, 2010 (in thousands)
	Historical	Pro Forma
Long-term debt (including current portion)	$7,257	$
Stockholders’ equity
Preferred stock, $0.01 par value; 75,000,000 shares authorized pro forma; no shares issued and outstanding pro forma	—		—
Common stock, $0.01 par value; 325,000,000 shares authorized pro forma; [ ] shares issued and outstanding pro forma	—		[	](1)
Parent equity	153,639

Total capitalization	$160,896	$

(1)

Represents the expected distribution of approximately [            ] shares of our common stock to holders of McDermott common stock based on the number of shares of McDermott common stock outstanding on [                    ], 2010.

DIVIDEND POLICY

We do not currently plan to pay a regular dividend on our common stock following the spin-off. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants and other contractual restrictions and to the discretion of our board of directors. The credit agreement relating to our revolving credit facility includes restrictions on our ability to pay dividends. Our board of directors may take into account such matters as general business conditions, industry practice, our financial condition and performance, our future prospects, our cash needs and capital investment plans, income tax consequences, applicable law and such other factors as our board of directors may deem relevant. For a discussion of the covenants contained in our credit agreement, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table presents our selected historical combined financial data. We derived the historical combined statement of operations information for each of the years ended December 31, 2009, 2008 and 2007, and the balance sheet information as of December 31, 2009 and 2008, from our audited combined financial statements included in this information statement. We derived the historical condensed combined statement of operations information for the three months ended March 31, 2010 and 2009, and the balance sheet information as of March 31, 2010 and 2009, from our unaudited condensed combined financial statements included in this information statement. We derived the historical combined statement of operations information for the years ended December 31, 2006 and 2005, and the balance sheet information as of December 31, 2007, 2006 and 2005, from our unaudited combined financial statements not included in this information statement. The selected historical combined financial data reflects the effects of certain assets to be transferred to, and liabilities to be assumed by, McDermott in connection with the spin-off, and does not reflect the effects of certain liabilities to be assumed by, B&W in connection with the spin-off. See “Unaudited Pro Forma Combined Financial Data.”

You should read the selected historical combined financial data in conjunction with our combined financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this information statement. The financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as an independent public company during the periods presented, including changes that will occur in our operations as a result of our spin-off from McDermott.

	Three Months Ended March 31,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006(1)	2005(1)
	(In thousands)
Statement of Operations Information:
Revenues	$662,388	$785,053	$2,854,632	$3,398,574	$3,199,944	$2,517,606	$601,042
Costs and expenses	637,661	700,090	2,640,162	3,005,883	2,907,958	2,348,569	560,223
Equity in income of investees	14,019	10,345	55,094	51,792	45,647	39,809	37,705
Operating income	38,746	95,308	269,564	444,483	337,633	208,846	78,524
Other income (expense)	(8,634)	(6,062)	(37,263)	(11,744)	(23,285)	7,990	(2,439)
Income before provision for income taxes	30,112	89,246	232,301	432,739	314,348	216,836	76,085
Provision for (benefit from) income taxes	13,256	35,710	84,381	108,885	99,018	84,826	(17,666)
Net income attributable to The Babcock & Wilcox Operations of McDermott International, Inc.	$16,843	$53,484	$147,764	$323,766	$215,250	$131,976	$93,751

Other Data:
Depreciation and amortization	$16,812	$16,263	$72,212	$45,985	$41,672	$32,484	$14,493
Capital expenditures	18,763	20,029	93,725	63,014	60,709	43,203	27,109

	As of March 31,		As of December 31,
	2010	2009	2009	2008	2007	2006(1)	2005(1)
	(In thousands)
Balance Sheet Information:
Working capital	$(51,440)	$(32,128)	$71,539	$(90,040)	$(192,874)	$(297,286)	$429
Total assets	2,588,769	2,498,580	2,603,859	2,506,841	2,149,636	2,222,818	508,772
Notes payable and current maturities of long-term debt	4,993	4,161	6,432	9,021	6,599	257,492	4,250
Long-term debt	5,343	5,915	4,222	6,109	10,609	15,242	12,975
Other Data:
Backlog	$4,751,972	$4,918,507	$4,740,060	$5,358,740	$5,064,226	$3,494,477	$1,772,258

(1)

Results for the year ended December 31, 2006 include approximately ten months for the principal operating subsidiaries of our Power Generation Systems segment, which were included in our results effective February 22, 2006. We did not include the results of operations of these entities in our financial statements from February 22, 2000 through February 22, 2006 due to the Chapter 11 proceedings involving several of our subsidiaries. On February 22, 2000, Babcock & Wilcox Power Generation Group, Inc. (formerly known as The Babcock & Wilcox Company) (“B&W PGG”) and certain of its subsidiaries (collectively, the “Debtors”) filed a voluntary bankruptcy petition in the U.S. Bankruptcy Court for the Eastern District of New Orleans to reorganize under Chapter 11 of the U.S. Bankruptcy Code. The Debtors took this action as a means to determine and comprehensively resolve their asbestos liability as a result of asbestos-containing boilers and other products the Debtors sold, installed or serviced in prior decades. On February 22, 2000, the Debtors’ operations became subject to the jurisdiction of the Bankruptcy Court. Because we lost control of the Debtors while their operations were subject to the jurisdiction of the Bankruptcy Court, consistent with the requirements of ASC 810-10-15-10 (a), (1) (ii), we deconsolidated the results of the Debtors in our financial statements on February 22, 2000 and presented our investment in the Debtors on the cost basis of accounting. Subsequent to February 22, 2000, we wrote this investment down to zero as impaired. On February 22, 2006, the Debtors emerged from bankruptcy. The results of the Debtors were reconsolidated into our financial statements effective February 22, 2006 and for all periods after such date. We accounted for this reconsolidation in a manner similar to the acquisition of the non-controlling interest in a subsidiary.

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following unaudited pro forma combined balance sheet as of March 31, 2010 and the unaudited pro forma combined statements of income for the year ended December 31, 2009 and the three months ended March 31, 2010 are based on a combined reporting entity comprised of the assets and liabilities used in managing and operating the Power Generation Systems and Government Operations segments of McDermott and two captive insurance companies, which will be contributed to B&W in connection with the spin-off. See “Selected Historical Combined Financial Information.” This unaudited pro forma combined financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and the accompanying notes included in this information statement.

Our unaudited pro forma combined statements of income for the year ended December 31, 2009 and the three months ended March 31, 2010 include adjustments to give effect to:

•	the deemed transfer by B&W to McDermott of certain assets that will not be held by B&W;

•	the deemed assumption by B&W of certain liabilities that were previously liabilities of McDermott or other subsidiaries of McDermott; and

•	the deemed assumption by McDermott or other subsidiaries of McDermott of certain liabilities that were previously liabilities of B&W;

in each case as if such transfers occurred on January 1, 2009. The unaudited pro forma combined balance sheet as of March 31, 2010 includes adjustments to give effect to these deemed transactions as if they had occurred on March 31, 2010. The unaudited pro forma combined statements of income and balance sheet also give effect to the issuance by us to McDermott, in connection with certain transactions relating to the spin-off, of [            ] shares of our common stock, and the distribution of such shares to the holders of McDermott common stock.

The unaudited pro forma combined financial information set forth below is based on available information and assumptions that we believe are factually supportable. The information has been prepared on a combined basis using historical results of operations and bases of assets and liabilities of The Babcock & Wilcox Operations of McDermott International, Inc. and includes intercompany allocations of expenses. The costs to operate our business as an independent public entity may exceed the historical allocations of expenses related to areas that include, but are not limited to, litigation and other legal matters, compliance with the Sarbanes-Oxley Act and other corporate governance matters, insurance and claims management and the related cost of insurance, as well as general overall purchasing power. These possible increased costs are not included in the unaudited pro forma combined financial information, as their impact on our results of operations cannot be reasonably estimated. The unaudited pro forma combined financial information also does not reflect any significant changes that may occur after the spin-off in our financing plans and cost structure, including expenditures related to our growth initiatives.

The unaudited pro forma financial information is not necessarily indicative of our future performance or what our results of operations and financial position would have been if we had operated as an independent public company during the periods presented or if the transactions reflected in the pro forma adjustments had actually occurred as of the dates assumed.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

As of March 31, 2010

	The Babcock & Wilcox Operations of McDermott International, Inc.	Pro Forma Adjustments		The Babcock & Wilcox Operations of McDermott International, Inc. Pro Forma
	(In thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$401,124	$(100,000	)(a)	$301,124
Restricted cash and cash equivalents	17,821	—		17,821
Investments	14	—		14
Accounts receivable – trade, net	302,506	—		302,506
Accounts receivable – other	42,496	—		42,496
Contracts in progress	299,166	—		299,166
Inventories	95,009	—		95,009
Deferred income taxes	99,109	—		99,109
Other current assets	25,259	(488	)(b)	24,771

Total Current Assets	1,282,504	(100,488)		1,182,016

Property, Plant and Equipment	953,715	(24,592)		929,123
Less accumulated depreciation	522,504	(5,172)		517,332

Net Property, Plant and Equipment	431,211	(19,420	)(b)	411,791

Investments	70,909	(1,805	)(b)	69,104

Goodwill	269,950	—		269,950

Deferred Income Taxes	265,048	(19,976	)(b)	245,072

Investments in Unconsolidated Affiliates	77,965	—		77,965

Note Receivable from Affiliate	43,835	(43,835	)(c)	—

Other Assets	147,347	—		147,347

TOTAL	$2,588,769	$(185,524)		$2,403,245

See accompanying notes to unaudited pro forma condensed combined financial statements.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

As of March 31, 2010

	The Babcock & Wilcox Operations of McDermott International, Inc.	Pro Forma Adjustments		The Babcock & Wilcox Operations of McDermott International, Inc. Pro Forma
	(In thousands)
LIABILITIES AND PARENT EQUITY
Current Liabilities:
Notes payable and current maturities of long-term debt	$4,993	$—		$4,993
Accounts payable	183,360	(7,394	)(b)	175,966
Accounts payable to McDermott International, Inc.	142,967	(142,967	)(c)	—
Accrued employee benefits	299,026	(86,610	)(b)	212,416
Accrued liabilities—other	85,468	(10,984	)(b)	74,484
Advance billings on contracts	494,579	—		494,579
Accrued warranty expense	119,531	—		119,531
Income taxes payable	4,020	—		4,020

Total Current Liabilities	1,333,944	(247,955)		1,085,989

Long-Term Debt	5,343	—		5,343

Accumulated Postretirement Benefit Obligation	106,329	—		106,329

Environmental Liabilities	48,523	—		48,523

Pension Liability	550,562	(28,806	)(b)	521,756

Notes Payable to Affiliate	320,588	(320,588	)(c)	—

Other Liabilities	69,841	27,041	(d)	96,882

Commitments and Contingencies
Equity
Total Parent Equity	153,639	(153,639	)(c),(e)	—
Capital in excess of par value	—	538,423	(c),(e)	538,423

Parent Equity—The Babcock & Wilcox Operations of McDermott International, Inc.
TOTAL	$2,588,769	$(185,524)		$2,403,245

See accompanying notes to unaudited pro forma condensed combined financial statements.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

For the Three Months Ended March 31, 2010

	The Babcock & Wilcox Operations of McDermott International, Inc.	Pro Forma Adjustments		The Babcock & Wilcox Operations of McDermott International, Inc. Pro Forma
	(In thousands)
Revenues	$662,388	$—		$662,388

Costs and Expenses:
Cost of operations	544,951	—		544,951
Selling, general and administrative expenses	92,723	(2,264	)(f)	90,459
(Gains) losses on asset disposals and impairments—net	(13)	—		(13)

Total Costs and Expenses	637,661	(2,264)		635,397

Equity in Income of Investees	14,019	—		14,019

Operating Income	38,746	2,264		41,010

Other Income (Expense):
Interest income	449	(274	)(g)	175
Interest expense	(5,993)	5,774	(g)	(219)
Other expense—net	(3,090)	—		(3,090)

Total Other Expense	(8,634)	5,500		(3,134)

Income before Provision for Income Taxes	30,112	7,764		37,876
Provision for Income Taxes	13,256	7,072	(h)	20,328

Net Income	16,856	692		17,548

Less: Net Income attributable to Noncontrolling Interest	(13)	—		(13)

Net Income Attributable to The Babcock & Wilcox Operations of McDermott International, Inc.	$16,843	692		$17,535

Pro Forma Earnings per Share:
Basic				$—
Diluted				$—
Weighted Average Shares used in Calculating Pro Forma Earnings per Share:
Basic				—
Diluted				—

See accompanying notes to unaudited pro forma condensed combined financial statements.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

For the Year Ended December 31, 2009

	The Babcock & Wilcox Operations of McDermott International, Inc.	Pro Forma Adjustments		The Babcock & Wilcox Operations of McDermott International, Inc. Pro Forma
	(In thousands)
Revenues	$2,854,632	$—		$2,854,632

Costs and Expenses:
Cost of operations	2,235,377	—		2,235,377
Selling, general and administrative expenses	403,559	(9,531	)(f)	394,028
Losses on asset disposals and impairments—net	1,226	—		1,226

Total Costs and Expenses	2,640,162	(9,531)		2,630,631

Equity in Income of Investees	55,094	—		55,094

Operating Income	269,564	9,531		279,095

Other Income (Expense):
Interest income	3,439	(1,854	)(g)	1,585
Interest expense	(24,590)	23,590	(g)	(1,000)
Other expense—net	(16,112)	—		(16,112)

Total Other Expense	(37,263)	21,736		(15,527)

Income before Provision for Income Taxes	232,301	31,267		263,568
Provision for Income Taxes	84,381	14,938	(h)	99,319

Net Income	147,920	16,329		164,249

Less: Net Income Attributable to Noncontrolling Interest	(156)	—		(156)

Net Income Attributable to The Babcock & Wilcox Operations of McDermott International, Inc.	$147,764	$16,329		$164,093

Pro Forma Earnings per Share:
Basic				$—
Diluted				$—
Weighted Average Shares used in Calculating Pro Forma Earnings per Share:
Basic				—
Diluted				—

See accompanying notes to unaudited pro forma financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Balance Sheet

(a) Reflects an estimated cash distribution by The Babcock & Wilcox Operations of McDermott International, Inc. to McDermott to maintain appropriate working capital and liquidity levels. The estimated cash distribution is based on a preliminary determination by the McDermott board of directors that resulted from its review of the McDermott consolidated cash position and the respective foreseeable working capital and liquidity requirements of B&W and McDermott following the spin-off. The amount will be finally determined by the McDermott board of directors, as a fixed amount, in connection with its final approval of the spin-off.

(b) Reflects asset and liabilities that will not be held by the Babcock & Wilcox Operations of McDermott International, Inc. after the spin-off, principally pension liabilities and property, plant and equipment that will be transferred to McDermott. The pension liabilities reflected in the pro forma adjustments are related to certain legacy employees of subsidiaries included in McDermott’s offshore oil and gas construction segment. In order to match this obligation with the appropriate group, the subsidiary with these liabilities has been transferred to McDermott in connection with the spin-off.

(c) Reflects the extinguishment or settlement of receivable and payable amounts with certain McDermott subsidiaries. All of the settlements of these receivable and payable amounts were in the form of the forgiveness of the amounts owed, with the exceptions being a cash payment totaling approximately $43 million that a Canadian subsidiary of McDermott made to a subsidiary of ours and the transfer of a $278 million promissory note and $43 million in cash from a subsidiary of ours to a subsidiary of McDermott.

(d) Reflects non-current tax liabilities of McDermott to be assumed by The Babcock & Wilcox Operations of McDermott International, Inc. in connection with the spin-off.

(e) Reflects the expected distribution of approximately [    ] million shares of B&W common stock and the reclassification of McDermott’s investment in our company to common stock in an amount equal to the aggregate par value of the shares of our common stock to be distributed in the spin-off, and the remainder to be capital in excess of par value.

Statements of Income

(f) Reflects the reduction of pension expense associated with pension plan assets and liabilities that will be transferred to a McDermott subsidiary as a result of the spin-off.

(g) Reflects the elimination of interest income and expense related to notes receivable and payable amounts with certain subsidiaries of McDermott that will be settled in connection with the spin-off.

(h) Reflects the income tax impacts of the adjustments described in (a) and (b) above and the balance sheet adjustments described above.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Combined Financial Information,” “Unaudited Pro Forma Combined Financial Information” and the financial statements and accompanying notes appearing in this information statement. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this information statement. See “Cautionary Statement Concerning Forward-Looking Information.” Unless the context requires otherwise or we specifically indicate otherwise, when used in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, the terms “we,” “our,” “ours” and “us” refer to The Babcock & Wilcox Operations of McDermott International, Inc. The historical financial information discussed below does reflect the effects of certain assets to be transferred to, and liabilities to be assumed by, McDermott in connection with the spin-off, and does not reflect the effects of certain liabilities to be assumed by B&W in connection with the spin-off. See “Unaudited Pro Forma Combined Financial Information.”

General

In general, we operate in capital-intensive industries and rely on large contracts for a substantial amount of our revenues. We are currently exploring growth strategies across our segments through acquisitions to expand and complement our existing businesses. As we pursue these opportunities, we expect they would be funded by cash on hand, external financing (including debt), equity or some combination thereof.

Overview—Power Generation Systems

We expect the backlog of our Power Generation Systems segment of approximately $2.0 billion at March 31, 2010 to produce revenues of approximately $790 million in 2010, not including any change orders or new contracts that may be awarded during the year. Through this segment, we are actively bidding on and, in some cases, beginning preliminary work on projects that we expect will be awarded to us in 2010 subject to successful contract negotiations. These projects are not currently reflected in backlog. Our liquidity position for this segment remains strong, and we expect it to remain so throughout 2010.

Our Power Generation Systems segment’s overall activity depends mainly on the capital expenditures of electric power generating companies and other steam-using industries. This segment’s products and services are capital intensive. As such, customer demand is heavily affected by the variations in customers’ business cycles and by the overall economies of the countries in which they operate.

The recent worldwide credit and economic environment, as well as uncertainty regarding environmental regulations, has adversely affected the utility industry. We have experienced and expect to continue to experience delays or deferrals of proposed projects. For example, for the year ended December 31, 2009, our Power Generation Systems segment experienced a decline in revenues compared to 2008 and an overall slowdown in project awards. In light of current macroeconomic conditions, revenues from our Power Generation Systems segment may continue to decline in 2010.

According to the International Energy Agency, consumption of electricity worldwide is expected to nearly double in the next 25 years. While we cannot predict what impact potential future legislation and regulations concerning CO2 and other emissions will have on our results of operations, it is possible such legislation could favorably impact the environmental retrofit and service businesses of our Power Generation Systems segment.

On June 26, 2009 the U.S. House of Representatives passed the American Clean Energy and Security Act of 2009, H.R.2454, 111th Cong. 1st Sess. (commonly referred to as the “Waxman-Markey Bill”). This legislation would require industry in the United States to reduce emissions of greenhouse gasses by the year 2050 by 83% from a baseline level of 2005. Other countries and certain states within the United States have also passed or are considering legislation to mitigate climate change by restricting the emissions of greenhouse gasses, while the EPA has initiated a rule-making process to reduce the emission of greenhouse gasses. It is unknown at this time whether or when the Waxman-Markey Bill or any similar legislation may become law. When using fossil fuels, our boiler products typically emit carbon dioxide. Were the Waxman-Markey Bill to become law, we believe that owners of power plants would respond first by reducing utilization rates and eventually by retiring fossil-fueled boilers. Future decisions to retire boilers would impact our business in a variety of ways, including the servicing and retrofitting of operating power plants. The need to replace retired generating capacity with cleaner technologies would also create business opportunities for us. To generate energy while minimizing the emission of greenhouse gasses, we are actively researching and developing a range of products, including:

•	non-carbon technologies, such as nuclear power plants and solar receivers for concentrating solar power plants;

•	low-carbon technologies that enable clean use of fossil fuels, such as oxy-fuel combustion and regenerable solvent absorption technologies to scrub carbon dioxide from exhaust gasses; and

•	carbon-neutral technologies, such as biomass-fueled boilers and gasifiers, which use a renewable resource where the growing biomass re-absorbs the carbon dioxide emitted during energy production.

At this time, we cannot predict the timing or extent of additional limits on emissions of greenhouse gasses, nor their specific impacts on our business.

Overview—Government Operations

We expect the backlog of our Government Operations segment of approximately $2.8 billion at March 31, 2010 to produce revenues of approximately $730 million in 2010, not including any change orders or new contracts that may be awarded during the year. Our liquidity position for this segment remains strong, and we expect it to remain so throughout 2010.

The revenues of our Government Operations segment are largely a function of defense spending by the U.S. Government. As a supplier of major nuclear components for certain U.S. Government programs, we are a significant participant in the defense industry. With our specialized capabilities of full life-cycle management of special nuclear materials, facilities and technologies, our Government Operations segment is well-positioned to continue to participate in the continuing cleanup, operation and management of the nuclear sites and weapons complexes maintained by the DOE.

In December 2009, our subsidiary Nuclear Fuel Services, Inc., which we acquired in December 2008, implemented a suspension of some operations at its Erwin, Tennessee manufacturing facility while implementing organizational, facility and management changes to enhance safety controls and processes. We suspended the operations in consultation with the NRC following the occurrence of two separate incidents that we reported to the NRC in October and November 2009. The October 2009 incident involved the generation of excessive heat and a hazardous gas at a specialized cleaning station. The incident was caused by the processing of a small amount of uranium-aluminum material in nitric acid. This incident resulted in some damage to piping, but did not result in any injuries to personnel or offsite releases of chemical or radioactive material. The November 2009 incident involved a fire in a glovebox enclosure. The incident was caused by a reaction between fluorine gas in a cylinder of uranium and the fiberglass backing of the teflon lining of a vent hose attached to the cylinder within the glovebox enclosure. This incident resulted in damage to a hose and a faceplate within the glove box enclosure, but did not result in any injuries to personnel or offsite releases of chemical or radioactive material. Inspections conducted separately by the NRC, our existing nuclear liability underwriter and us revealed specific modifications necessary to improve Nuclear Fuel Services, Inc.’s overall safety performance. Although the NRC did not issue any directive or order to us to suspend these operations, we believe the NRC likely would have done so had we not voluntarily suspended the operations. Although we were already in the process of implementing safety, cultural and procedural improvements at Nuclear Fuel Services, Inc., we have refined and accelerated those changes and have developed other specific enhancements in consultation with the NRC, as confirmed in the NRC’s January 7, 2010 confirmatory action letter to Nuclear Fuel Services, Inc.

The suspended operations include production operations, the commercial development line and the highly enriched uranium down blending facility. These operations are in the process of being brought back on line through a phased restart, which we commenced in March 2010 following completion of a third-party review and NRC review of the modifications that were implemented. The production operations are now fully operational. We began bringing the highly enriched uranium down-blending facility back on line, through a phased restart, in May 2010, and we expect that the facility will be fully operational in June 2010. We expect to bring the commercial development line back on line by the end of January 2011. There can be no assurance that we will not have to suspend our operations in the future to implement additional changes to enhance our safety controls and processes in order to comply with applicable laws and regulations.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. These estimates and assumptions are affected by management’s application of accounting policies. We believe the following are our most critical accounting policies that we apply in the preparation of our financial statements. These policies require our most difficult, subjective and complex judgments, often as a result of the need to make estimates of matters that are inherently uncertain.

Contracts and Revenue Recognition. We determine the appropriate accounting method for each of our long-term contracts before work on the project begins. We generally recognize contract revenues and related costs on a percentage-of-completion method for individual contracts or combinations of contracts under the guidelines of the Financial Accounting Standards Board (“FASB”) Topic Revenue Recognition. The use of this method is based on our experience and history of being able to prepare reasonably dependable estimates of the cost to complete our projects. Under this method, we recognize estimated contract revenue and resulting income based on costs incurred to date as a percentage of total estimated costs. Certain costs may be excluded from the cost-to-cost method of measuring progress, such as significant costs for materials and major third-party subcontractors, if it appears that such exclusion would result in a more meaningful measurement of actual contract progress and resulting periodic allocation of income. Total estimated costs, and resulting contract income, are affected by changes in the expected cost of materials and labor, productivity, scheduling and other factors. Additionally, external factors such as weather, customer requirements and other factors outside of our control may affect the progress and estimated cost of a project’s completion and, therefore, the timing of revenue and income recognition. We routinely review estimates related to our contracts, and revisions to profitability are reflected in the quarterly and annual earnings we report.

For contracts as to which we are unable to estimate the final profitability except to assure that no loss will ultimately be incurred, we recognize equal amounts of revenue and cost until the final results can be estimated more precisely. For these deferred profit recognition contracts, we recognize revenue and cost equally and only recognize gross margin when probable and reasonably estimable, which we generally determine to be when the contract is approximately 70% complete. We treat long-term construction contracts that contain such a level of risk and uncertainty that estimation of the final outcome is impractical except to assure that no loss will be incurred as deferred profit recognition contracts.

Fixed-price contracts are required to be accounted for under the completed-contract method if we are unable to reasonably forecast cost to complete at start-up. For example, if we have no experience in performing the type of work on a particular project and were unable to develop reasonably dependable estimates of total costs to complete, we would follow the completed-contract method of accounting for such projects. Our management’s policy is not to enter into fixed-price contracts without an accurate estimate of cost to complete. However, it is possible that in the time between contract execution and the start of work on a project, we could lose confidence in our ability to forecast cost to complete based on intervening events, including, but not limited to, experience on similar projects, civil unrest, strikes and volatility in our expected costs. In such a situation, we would use the completed-contract method of accounting for that project. We did not enter into any contracts that we accounted for under the completed contract method during 2009, 2008 or 2007.

For all contracts, if a current estimate of total contract cost indicates a loss on a contract, the projected loss is recognized in full when determined.

Although we continually strive to improve our ability to estimate our contract costs and profitability, adjustments to overall contract costs due to unforeseen events could be significant in future periods. We recognize claims for extra work or for changes in scope of work in contract revenues, to the extent of costs incurred, when we believe collection is probable and can be reasonably estimated. We recognize income from contract change orders or claims when formally agreed with the customer. We reflect any amounts not collected as an adjustment to earnings. We regularly assess the collectibility of contract revenues and receivables from customers.

Property, Plant and Equipment. We carry our property, plant and equipment at depreciated cost, reduced by provisions to recognize economic impairment when we determine impairment has occurred. Factors that impact our determination of impairment include forecasted utilization of equipment and estimates of cash flow from projects to be performed in future periods. Our estimates of cash flow may differ from actual cash flow due to, among other things, technological changes, economic conditions or changes in operating performance. Any changes in such factors may negatively affect our business segments and result in future asset impairments.

We depreciate our property, plant and equipment using the straight-line method, over estimated economic useful lives of eight to 40 years for buildings and two to 28 years for machinery and equipment. We expense the costs of maintenance, repairs and renewals that do not materially prolong the useful life of an asset as we incur them.

Investments in Affiliates. We use the equity method of accounting for affiliates in which our investment ownership ranges from 20% to 50%, unless significant economic or governance considerations indicate that we are unable to exert significant influence, in which case the cost method is used. The equity method is also used for affiliates in which our investment ownership is greater than 50% but we do not have a controlling interest. Currently, all of our significant investments in affiliates that are not included in our combined results are recorded using the equity method. Affiliates in which our investment ownership is less than 20% and where we are unable to exert significant influence are carried at cost.

Self-Insurance. We have wholly owned insurance subsidiaries that provide employer’s liability, general and automotive liability and workers’ compensation insurance and, from time to time, builder’s risk insurance within certain limits to our companies. We may also have business reasons in the future to have these insurance subsidiaries accept other risks which we cannot or do not wish to transfer to outside insurance companies. When estimating our self insurance liabilities, we consider a number of factors, including historical claims experience and trend lines, projected growth patterns, inflation and exposure forecasts. The assumptions we make with respect to each of these factors represent our judgment as to the most probable cumulative impact of each factor on our future obligations. Our calculation of self insurance liabilities requires us to apply judgment to estimate the ultimate cost to settle reported claims and claims incurred but not yet reported as of the balance sheet date. We engage the services of an actuarial firm to assist us in the calculation of our liabilities for self insurance. While the actual outcome of insured claims could differ significantly from estimated amounts, these loss estimates and accruals recorded in our financial statements for claims have historically been reasonable in light of the actual amount of claims paid. Provisions for exposure to self insurance claims and the related payments of claims have historically not had a material adverse impact on our consolidated financial position, results of operations and cash flows, and we do not expect these provisions to have a material impact on our self-insurance programs in the future.

Pension Plans and Postretirement Benefits. We estimate income or expense related to our pension and postretirement benefit plans based on actuarial assumptions, including assumptions regarding discount rates and expected returns on plan assets. We determine our discount rate based on a review of published financial data and discussions with our actuary regarding rates of return on high-quality, fixed-income investments currently available and expected to be available during the period to maturity of our pension obligations. Based on historical data and discussions with our actuary, we determine our expected return on plan assets based on the expected long-term rate of return on our plan assets and the market-related value of our plan assets. Changes in these assumptions can result in significant changes in our estimated pension income or expense and our combined financial condition. We revise our assumptions on an annual basis based upon changes in current interest rates, return on plan assets and the underlying demographics of our workforce. These assumptions are reasonably likely to change in future periods and may have a material impact on future earnings. Effective December 31, 2009, we adopted the disclosure provisions of FASB Topic 715, Compensation—Retirement Benefits. In accordance with this provision, we have disclosed additional information about our assets set aside to fund our pension and postretirement benefit obligations. See Note 7 to our combined financial statements for the years ended December 31, 2009, 2008 and 2007 included in this information statement for information on our pension and postretirement benefit plans.

Loss Contingencies. We estimate liabilities for loss contingencies when it is probable that a liability has been incurred and the amount of loss is reasonably estimable. We provide disclosure when there is a reasonable possibility that the ultimate loss will exceed the recorded provision or if such loss is not reasonably estimable. We are currently involved in some significant litigation, as discussed in Note 9 to our combined financial statements for the years ended December 31, 2009, 2008 and 2007 included in this information statement. We have accrued our estimates of the probable losses associated with these matters. However, our losses are typically resolved over long periods of time and are often difficult to estimate due to the possibility of multiple actions by third parties. Therefore, it is possible future earnings could be affected by changes in our estimates related to these matters.

Goodwill. FASB Topic Intangibles—Goodwill and Other, requires us to perform periodic testing for impairment. It requires a two-step impairment test to identify potential goodwill impairment and measure the amount of a goodwill impairment loss. The first step of the test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. The second step compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. Each year, we evaluate goodwill at each reporting unit to assess recoverability, and impairments, if any, are recognized in earnings. An impairment loss would be recognized in an amount equal to the excess of the carrying amount of the goodwill over the implied fair value of the goodwill. We determined that both the income and market valuation approaches provide inputs into the estimate of the fair value of our reporting units, which would be considered by market participants. Under the income valuation approach, we employed a discounted cash flow model to estimate the fair value of each reporting unit. This model requires the use of significant estimates and assumptions regarding future revenues, costs, margins, capital expenditures, changes in working capital, terminal year growth rate and cost of capital. Our cash flow models are based on our forecasted results for the applicable reporting units. Actual results could differ from our projections. Under the market valuation approach, we employed the guideline publicly traded company method, which indicates the fair value of the equity of each reporting unit by comparing it to publicly traded companies in similar lines of business. After identifying and selecting guideline companies, we analyzed their business and financial profiles for relative similarity. Factors such as size, growth, risk and profitability were analyzed and compared to each of our reporting units. We have completed our annual review of goodwill for each of our segments as of December 31, 2009, which indicated that we had no impairment of goodwill. The fair value of our reporting units was substantially in excess of carrying value at December 31, 2009.

Asset Retirement Obligations and Environmental Clean-up Costs. We accrue for future decommissioning of our nuclear facilities that will permit the release of these facilities to unrestricted use at the end of each facility’s life, which is a requirement of our licenses from the NRC. In accordance with the FASB Topic Asset

Retirement and Environmental Obligations, we record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. In estimating fair value, we use present values of cash flows expected to be incurred in settling our obligations. To the extent possible, we perform a marketplace assessment of the cost and timing of performing the retirement activities. We apply a credit-adjusted risk-free interest rate to our expected cash flows in our determination of fair value. When we initially record such a liability, we capitalize a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of a liability, we will settle the obligation for its recorded amount or incur a gain or loss. This topic applies to environmental liabilities associated with assets that we currently operate and are obligated to remove from service. For environmental liabilities associated with assets that we no longer operate, we have accrued amounts based on the estimated costs of clean-up activities, net of the anticipated effect of any applicable cost-sharing arrangements. We adjust the estimated costs as further information develops or circumstances change. An exception to this accounting treatment relates to the work we perform for one facility for which the U.S. Government is obligated to pay all the decommissioning costs.

Deferred Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We believe that the deferred tax asset recorded as of December 31, 2009 is more likely than not realizable through carrybacks, future reversals of existing taxable temporary differences and future taxable income. If we were to subsequently determine that we would be able to realize deferred tax assets in the future in excess of our net recorded amount, an adjustment to deferred tax assets would increase earnings for the period in which such determination was made. We will continue to assess the adequacy of the valuation allowance on a quarterly basis. Any changes to our estimated valuation allowance could be material to our combined financial condition and results of operations. Effective January 1, 2007, we adopted the provision of FASB Topic Income Taxes.

Warranty. We account for warranty costs to satisfy contractual warranty requirements as an accrued estimated expense recognized in conjunction with the associated revenue on the related contracts for our Power Generation Systems and Government Operations segments. In addition, we make specific provisions where we expect the actual warranty costs to significantly exceed the accrued estimates. Factors that impact our estimate of warranty costs include prior history of warranty claims and our estimates of future costs of materials and labor. Our future warranty provisions may vary from what we have experienced in the past.

Stock-Based Compensation. We account for stock-based compensation in accordance with FASB Topic Compensation—Stock Compensation. Under the fair value recognition provisions of this statement, the cost of employee services received in exchange for an award of equity instruments is measured at the grant date based on the fair value of the award. Stock-based compensation expense is recognized on a straight-line basis over the requisite service periods of the awards, which is generally equivalent to the vesting term. We use a Black- Scholes model to determine the fair value of certain share-based awards, such as stock options. The use of a Black-Scholes model requires highly subjective assumptions, such as assumptions about the volatility of our stock price and our expected dividend yield.

Business Combinations. Effective January 1, 2009, we became subject to the provisions of the FASB Topic Business Combinations. This topic broadens the fair value measurements and recognition of assets acquired, liabilities assumed and interests transferred as a result of business combinations. It also provides disclosure requirements to assist users of the financial statements in evaluating the nature and financial effects of business combinations.

For further discussion of recently adopted accounting standards, see Note 1 to our combined financial statements for the years ended December 31, 2009, 2008 and 2007 included in this information statement.

Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009

The Babcock & Wilcox Operations of McDermott International, Inc. (Combined)

Revenues:

Combined revenues decreased approximately 16%, or $122.7 million, to $662.4 million in the three months ended March 31, 2010 compared to $785.1 million for the corresponding period in 2009 due to decreases in revenues from both of our business segments. Our Power Generation Systems segment experienced a 22% reduction in revenues largely attributable to reductions in our utility steam and system fabrication operations and fabrication repair and retrofit of existing facilities operations. Our Government Operations segment experienced a 1.5% reduction in revenues attributable primarily to lower volumes in the manufacture of components for a commercial uranium enrichment project and lower volumes in our commercial manufacturing operations.

Operating income including selling, general and administrative expenses, losses/gains on asset disposals and impairments-net, and equity in income of investees:

Combined operating income decreased $56.6 million to $38.7 million in the three months ended March 31, 2010 from $95.3 million for the corresponding period in 2009 due to reduced segment operating income in both of our segments. The operating income of our Power Generation Systems and Government Operations segments decreased $48.9 million and $9.8 million, respectively, in the three months ended March 31, 2010 compared to the corresponding period of 2009. Our equity in income of investees, which is included in operating income, increased by $3.7 million in the three months ended March 31, 2010 compared to the corresponding period of 2009, primarily attributable to improvements in our joint venture in China. We experienced an increase in our combined selling, general and administrative expenses totaling $3.7 million in the three months ended March 31, 2010 compared to the corresponding period of 2009 attributable primarily to a $1.7 million increase in selling and marketing expense in the 2010 period compared to the corresponding period of 2009.

Other income (expense):

Interest income decreased $0.8 million to $0.4 million in the three months ended March 31, 2010, primarily due to decreases in average cash equivalents and investments and prevailing interest rates.

Interest expense increased $0.7 million to $6.0 million in the three months ended March 31, 2010, primarily due to interest expense on a note payable to an affiliate.

Other expense – net increased by $1.1 million to $3.1 million in the three months ended March 31, 2010 primarily due to foreign currency exchange losses.

Provision for income taxes:

For the three months ended March 31, 2010 our provision for income taxes decreased $22.4 million to $13.3 million, while income before provision for income taxes decreased $59.1 million to $30.1 million. Our effective tax rate for the three months ended March 31, 2010 was approximately 44.02% as compared to 40.0% for the three months ended March 31, 2009. The rate increase was primarily attributable to a higher mix of U.S. earnings and losses in certain of our non-U.S. operations, which were benefited at lower rates.

Income before provision for income taxes, provision for income taxes and effective tax rates for our U.S. and non-U.S. jurisdictions were as shown below for the three months ended March 31:

	Income from Continuing Operations before Provision for Income Taxes		Provision for Income Taxes		Effective Tax Rate
	2010	2009	2010	2009	2010	2009
	(In thousands)		(In thousands)
United States	$31,830	$75,572	$12,973	$30,830	40.76%	40.79%
Non-United States	(1,718)	13,674	283	4,880	(16.47)%	35.69%

Total	$30,112	$89,246	$13,256	$35,710	44.02%	40.00%

Power Generation Systems

Revenues decreased approximately 22%, or $118.9 million, to $409.7 million in the three months ended March 31, 2010, compared to $528.6 million for the corresponding period of 2009. This decrease was primarily attributable to a $61.6 million decrease in revenues from our utility steam and system fabrication operations and a $46.8 million decrease in revenues from our fabrication, repair and retrofit of existing facilities operations in the three months ended March 31, 2010 compared to the corresponding period of 2009. The main driver for these decreases in revenues was a significant decrease in orders in 2009 compared to 2008, and particularly in the last six months of 2009. These reductions in orders booked followed a Federal Appeals Court’s overturning of the Clean Air Interstate Rule, the Clean Air Mercury Rule and the Industrial Boiler Rule on Maximum Achievable Control Technology. The overturning of these rules and regulations, along with the uncertainty concerning any new legislation or replacement rules or regulations, has caused many of our major customers, principally electric utilities, to delay making substantial capital expenditures for new plants, as well as upgrades to existing power plants. In addition, considerations surrounding greenhouse gas limits under consideration by the U.S. Congress and the EPA have delayed the construction of new coal-fired power plants in the United States. We currently believe, as the EPA finalizes the revised rules and regulations (which we anticipate may be released in final form by mid 2011), our U.S. customers will increase their expenditures on environmental equipment to bring their operating, coal-fired power plants into compliance with the new emissions limits. When the final EPA rules are released, we expect that our bookings from new environmental equipment for those existing plants will begin to increase with revenue and operating income to follow normal project cycles. It is also possible that some of our customers may elect to close down their least efficient coal-fired boilers, and, as a result, our revenues and operating income from upgrade and retrofit activities from those customers may decline. We also experienced lower revenues from our boiler auxiliary equipment operations ($15.5 million), our industrial boilers operations ($8.6 million), and our replacement parts operations ($8.4 million) in the three months ended March 31, 2010 compared to the corresponding period of 2009. These decreases were partially offset by increased revenues from our nuclear service operations ($16.6 million), nuclear steam generator operations ($4.2 million), and field service operations ($2.4 million).

Operating income decreased $48.9 million to $9.3 million in the three months ended March 31, 2010, compared to $58.2 million in the corresponding period of 2009. This decrease was primarily attributable to lower margins in our utility steam and system fabrication operations and our fabrication, repair and retrofit of existing facilities operations, primarily attributable to the effects of timing on profitable projects completed in the three months ended March 31, 2009 compared to the corresponding period of 2010 and to the decreases in revenues discussed above. We also experienced reductions in gross profit in our boiler auxiliary equipment and replacement parts operations totaling approximately $6.0 million in 2010 compared to the corresponding period of 2009, primarily attributable to the decreases in revenues discussed above. In addition, we experienced lower margins in our nuclear steam generator operations in the three months ended March 31, 2010, which included an additional provision for warranty obligations totaling approximately $3.7 million, compared to the corresponding period of 2009. We also experienced an increase in research and development expenses totaling approximately

$7.6 million in the three months ended March 31, 2010 compared to the corresponding period of 2009, primarily attributable to research and development activities associated with our B&W mPowerTM initiative. In addition, we experienced increases in our selling, general and administrative expenses totaling $5.2 million in the three months ended March 31, 2010 compared to the corresponding period of 2009. These adverse impacts on segment operating income were partially offset by improvements in our industrial boilers and nuclear service operations.

In addition, equity in income of investees increased $2.9 million from $1.6 million in the three months ended March 31, 2009 to $4.5 million in the three months ended March 31, 2010, primarily attributable to our joint venture in China.

Government Operations

Revenues decreased approximately 1.5%, or $3.8 million, to $253.3 million in the three months ended March 31, 2010 compared to $257.1 million for the corresponding period of 2009, primarily attributable to lower volumes in the manufacture of components for a commercial uranium enrichment project ($20.1 million), and lower volumes in our commercial manufacturing operations ($9.2 million), substantially all of which was attributable to our Nuclear Fuel Services, Inc. subsidiary. These decreases were partially offset by increased volumes in the manufacture of nuclear components for certain U.S. Government programs and recovery work.

Operating income decreased $9.8 million to $36.0 million in the three months ended March 31, 2010, compared to $45.8 million for the corresponding period of 2009, primarily attributable to the shutdown at the Nuclear Fuel Services, Inc. facility. We suspended the operations in consultation with the NRC following the occurrence of two separate incidents that we reported to the NRC in October and November 2009. The October 2009 incident involved the generation of excessive heat and a hazardous gas at a specialized cleaning station. The incident was caused by the processing of a small amount of uranium-aluminum material in nitric acid. This incident resulted in some damage to piping, but did not result in any injuries to personnel or offsite releases of chemical or radioactive material. The November 2009 incident involved a fire in a glovebox enclosure. The incident was caused by a reaction between fluorine gas in a cylinder of uranium and the fiberglass backing of the teflon lining of a vent hose attached to the cylinder within the glovebox enclosure. This incident resulted in damage to a hose and a faceplate within the glove box enclosure, but did not result in any injuries to personnel or offsite releases of chemical or radioactive material. Inspections conducted separately by the NRC, our existing nuclear liability underwriter and us revealed specific modifications necessary to improve Nuclear Fuel Services, Inc.’s overall safety performance. The suspended operations include production operations, the commercial development line and the highly enriched uranium down-blending facility. These operations are in the process of being brought back on line through a phased restart, which we commenced in March 2010 following completion of a third-party review and NRC review of the modifications that were implemented. The production operations are now fully operational. We began bringing the highly enriched uranium down-blending facility back on line, through a phased restart, in May 2010, and we expect that the facility will be fully operational in June 2010. We expect to bring the commercial development line back on line by the end of January 2011. That line represented less than 0.5% of our combined revenues in 2009. The impact of the shutdown was approximately $9.0 million in the three months ended March 31, 2010. We also experienced lower contract productivity and lower volumes in the manufacture of components for a commercial uranium enrichment project in the three months ended March 31, 2010 compared to the corresponding period of 2009. In addition, equity in income of investees increased $0.8 million to $9.5 million in the three months ended March 31, 2010, compared to $8.7 million in the corresponding period of 2009, primarily attributable to higher fees earned at two of our government sites, partially offset by increased expenses associated with one of our joint ventures in Tennessee.

Corporate

Unallocated corporate expenses decreased $2.1 million to $6.5 million for the three months ended March 31, 2010, as compared to $8.6 million for the corresponding period of 2009, primarily attributable to reduced compensation expense due to reductions in corporate headcount totaling $2.7 million and lower legal expenses incurred in the three months ended March 31, 2010 compared to the corresponding period of 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The Babcock & Wilcox Operations of McDermott International, Inc. (Combined)

Revenues:

Combined revenues decreased approximately 16%, or $544.0 million, to $2.9 billion in the year ended December 31, 2009, compared to $3.4 billion in the year ended December 31, 2008. Our Power Generation Systems segment revenues decreased approximately 28% in the year ended December 31, 2009, as compared to 2008, primarily attributable to lower revenues in our utility steam and system fabrication operations and fabrication, repair and retrofit of existing facilities operations. Our Government Operations segment revenues increased approximately 21% in the year ended December 31, 2009, compared to 2008, primarily attributable to the acquisition of Nuclear Fuel Services, Inc.

Operating income including selling, general and administrative expenses, losses/gains on asset disposals and impairments—net, and equity in income of investees:

Combined operating income decreased $174.9 million from $444.5 million in 2008 to $269.6 million in 2009. Our Power Generation Systems segment operating income decreased by $157.5 million in the year ended December 31, 2009, compared to the year ended December 31, 2008, primarily attributable to the decrease in revenues discussed above. Our Government Operations segment operating income increased by $4.3 million in the year ended December 31, 2009, as compared to 2008, primarily attributable to higher volumes of manufacturing activity. We also experienced increases in selling, general and administrative expenses, which are included in operating income, totaling approximately $66.0 million in the year ended December 31, 2009 compared to 2008, primarily attributable to a $14.4 million increase in selling and marketing expenses in 2009, and $36.3 million from our acquisition of Nuclear Fuel Services, Inc. Our equity in income of investees, which is included in operating income, increased $3.3 million to $55.1 million in the year ended December 31, 2009 primarily attributable to improved results from our Power Generation Systems segment’s joint venture in China. We also realized a decrease in gains on asset disposals in the year ended 2009 compared to 2008 attributable to a gain we recognized in 2008 on the sale of our former Dumbarton, Scotland facility.

Other income (expense):

Interest income decreased $11.9 million to $3.4 million in the year ended December 31, 2009 compared to 2008, primarily due to decreases in average cash equivalents and investments and prevailing interest rates.

Interest expense increased $1.9 million in the year ended December 31, 2009 compared to 2008, primarily due to interest expense on a note payable to an affiliate, as discussed in Note 5 to our combined financial statements for the years ended December 31, 2009, 2008 and 2007 included in this information statement.

Other expense—net increased $11.8 million to a loss of $16.1 million in the year ended December 31, 2009, primarily due to higher currency exchange losses in 2009.

Provision for income taxes:

For the year ended December 31, 2009, our provision for income taxes decreased $24.5 million to $84.4 million, while income before provision for income taxes decreased $200.4 million to $232.3 million. Our effective tax rate was approximately 36% for 2009, as compared to 25% for 2008. The increase in the effective rate was primarily attributable to non-recurring tax benefits which we recognized from the release of state valuation allowances and as a result of audit activity in 2008.

Income before provision for income taxes, provision for income taxes and effective tax rates for our U.S. and non-U.S. jurisdictions were as shown below:

	Income from Continuing Operations before Provision for Income Taxes		Provision for Income Taxes		Effective Tax Rate
	2009	2008	2009	2008	2009	2008
	(In thousands)		(In thousands)
United States	$164,347	$351,398	$69,279	$89,904	42.15%	25.58%
Non-United States	67,954	81,341	15,102	18,981	22.22%	23.34%

Total	$232,301	$432,739	$84,381	$108,885	36.32%	25.16%

We are subject to U.S. federal income tax at a rate of 35% on our U.S. operations plus the applicable state income taxes on our profitable U.S. subsidiaries. Our non-U.S. earnings are subject to tax at various tax rates and under various tax regimes, including deemed profits tax regimes.

During the year ended December 31, 2009, we recorded a reduction in liabilities under FASB Topic Income Taxes of approximately $5.4 million, including estimated tax-related interest and penalties.

See Note 4 to our combined financial statements for the years ended December 31, 2009, 2008 and 2007 included in this information statement for further information on taxes.

Power Generation Systems

Revenues decreased approximately 28%, or $724.4 million, to $1,824.5 million in the year ended December 31, 2009, compared to $2,548.9 million in 2008. This decrease was primarily attributable to a 43% (or $491.9 million) decrease we experienced in revenues from our utility steam and system fabrication operations and decreased revenues in our fabrication, repair and retrofit of existing facilities operations ($171.1 million) in 2009. The main driver for these decreases in revenues was a significant decrease in orders booked starting in the final six months of 2008. These reductions in orders booked followed a Federal Appeals Court’s overturning of the Clean Air Interstate Rule, the Clean Air Mercury Rule and the Industrial Boiler Rule on Maximum Achievable Control Technology. The overturning of these rules and regulations, along with the uncertainty concerning any new legislation or replacement rules or regulations, has caused many of our major customers, principally electric utilities, to delay making substantial capital expenditures for new plants, as well as upgrades to existing power plants. In addition, considerations surrounding greenhouse gas limits under consideration by the U.S. Congress and the EPA have delayed the construction of new coal-fired power plants in the United States. We currently believe, as the EPA finalizes the revised rules and regulations (which we anticipate may be released in final form by mid 2011), our U.S. customers will increase their expenditures on environmental equipment to bring their operating, coal-fired power plants into compliance with the new emissions limits. When the final EPA rules are released, we expect that our bookings from new environmental equipment for those existing plants will begin to increase with revenue and operating income to follow normal project cycles. It is also possible that some of our customers may elect to close down their least efficient coal-fired boilers, and, as a result, our revenues and operating income from upgrade and retrofit activities from those customers may decline. We also experienced lower revenues in 2009 compared to 2008 in our replacement parts operations ($23.3 million), our industrial boilers operations ($16.9 million), our nuclear steam generator operations ($16.7 million) and our boiler auxiliary equipment operations ($13.8 million) due to reduced demand for electricity and lower capital expenditures by our customers. These decreases were partially offset by increased revenues from our operations and maintenance operations ($10.3 million) and nuclear service operations ($4.1 million).

Operating income decreased $157.5 million to $157.9 million in the year ended December 31, 2009, compared to $315.4 million in 2008, primarily attributable to lower volumes in our utility steam and system fabrication operations related to the decreases in revenues discussed above, and a bonus on a contract completed in 2008, for a total reduction of $65.4 million in gross profit. In addition, we experienced lower gross profits in our fabrication, repair and retrofit of existing facilities operations and in our replacement parts operations, which were also primarily attributable to the decreases in revenues discussed above. We also experienced lower margins and volume in our nuclear steam generator operations. The lower margins in our nuclear steam generator operations were attributable primarily to increased contract costs on the manufacture and delivery of two replacement once through steam generators, and our lower volumes were attributable to the decrease in revenues discussed above. In addition, we incurred an increase in our pension plan expense totaling approximately $40.2 million in 2009 compared to 2008, primarily from the amortization of losses on our pension plan incurred in 2008. We also experienced an increase in selling, general and administrative expenses totaling approximately $19.1 million in 2009 compared to 2008, primarily attributable to an increase of approximately $11 million in selling and marketing expenses in 2009 compared to 2008. These decreases were partially offset by improved margins in our utility steam and system fabrication operations and our fabrication, repair and retrofit of existing facilities operations primarily attributable to contract cost improvements and the completion of projects in 2009, as well as higher volumes in our operations and maintenance operations attributable to the increase in revenues discussed above. Gains (losses) on asset disposals and impairments—net decreased $9.9 million in the year ended December 31, 2009, primarily attributable to the gain we recognized in 2008 on the sale of our former Dumbarton, Scotland facility. Equity in income of investees increased $3.6 million to $14.0 million for the year ended December 31, 2009 compared to $10.4 million in 2008, primarily attributable to our joint venture in China.

Government Operations

Revenues increased approximately 21%, or $181.0 million, to $1,032.0 million in the year ended December 31, 2009 compared to $851.0 million in 2008, primarily attributable to our acquisition of Nuclear Fuel Services, Inc. ($160.7 million) and additional volumes in the manufacture of nuclear components for certain U.S. Government programs and recovery work ($20.7 million). These improvements were partially offset by lower volumes in the manufacture of components for a commercial uranium enrichment project, engineering and laboratory services and lower revenues from our management and operating contracts at several government sites.

Operating income increased $4.3 million to $154.5 million in the year ended December 31, 2009 compared to $150.2 million in 2008, primarily attributable to additional volumes in the manufacture of nuclear components for certain U.S. Government programs and recovery work, and our acquisition of Nuclear Fuel Services, Inc., which contributed $3.3 million of segment operating income. These improvements were partially offset by increased pension expense of $39.5 million in 2009 compared to 2008 from the amortization of losses on our pension plan assets in 2008. In addition, we experienced lower volumes related to a commercial uranium enrichment project and lower revenues from our management and operating contracts at several government sites.

Corporate

Unallocated corporate expenses increased $21.7 million in the year ended December 31, 2009 to $42.8 million from $21.1 million in 2008, primarily attributable to increased pension plan expense of $16.3 million in 2009 compared to 2008 from the amortization of losses on pension plan assets experienced in 2008. We also experienced an increase in information technology expenses in the year ended December 31, 2009 compared to 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The Babcock & Wilcox Operations of McDermott International, Inc. (Combined)

Revenues:

Combined revenues increased approximately 6%, or $198.6 million, to $3.4 billion in the year ended December 31, 2008, compared to $3.2 billion in the year ended December 31, 2007. Our Power Generation Systems segment revenues increased approximately 2% in the year ended December 31, 2008, as compared to 2007. Our Government Operations segment revenues increased approximately 23% in the year ended December 31, 2008, compared to 2007, primarily attributable to higher volumes in the manufacture of nuclear components for certain U.S. Government programs and for a commercial uranium enrichment project.

Operating income including selling, general and administrative expenses, losses/gains on asset disposals and impairments—net, and equity in income of investees:

Combined operating income increased $106.9 million from $337.6 million in the year ended December 31, 2007 to $444.5 million in 2008. Our Power Generation Systems segment operating income increased by $81.3 million in the year ended December 31, 2008, as compared to the year ended December 31, 2007, primarily attributable to favorable cost improvements on a significant number of its projects. Our Government Operations segment operating income increased by $27.3 million in the year ended December 31, 2008, as compared to the year ended December 31, 2007, primarily attributable to the higher volumes of manufacturing activity described above. We experienced an increase in losses (gains) on asset disposals and impairments—net, included in operating income, totaling net gains of $8.0 million in 2009 compared to 2008 primarily from a gain we recognized on the sale of our former Dumbarton, Scotland facility. Our equity in income of investees, which is included in operating income, increased by $6.2 million in 2009 compared to 2008 primarily attributable to improved results in our joint ventures in Idaho, Tennessee and Louisiana, partially offset by lower results from our joint venture in China attributable to higher costs for materials. Our combined selling, general and administrative expenses increased $48.0 million in 2008 to $337.6 million compared to $289.6 million in 2007 primarily attributable to information technology expense, support services for our utility steam and system fabrication operations and fabrication, repair and retrofit of existing facilities operations and increased selling and marketing expenses.

Other income (expense):

Interest income decreased $9.9 million to $15.3 million in the year ended December 31, 2008, primarily due to a decrease in average cash equivalents and investments and prevailing interest rates.

Interest expense decreased $15.4 million to $22.7 million in the year ended December 31, 2008, primarily due to interest during the year ended December 31, 2007 on the B&W PGG term loan that was terminated in April 2007 and lower amortization and costs under our credit facilities.

Other expense—net decreased $6.1 million to $4.2 million in the year ended December 31, 2008, primarily due to a provision for bad debt expense recorded during 2007.

Provision for income taxes:

For the year ended December 31, 2008, our provision for income taxes increased $9.9 million to $108.9 million, while income before provision for income taxes increased $118.4 million to $432.7 million. Our effective tax rate was approximately 25% for the year ended December 31, 2008, as compared to 32% for the year ended December 31, 2007. The decrease in the effective tax rate was primarily attributable to certain tax assets and benefits totaling approximately $61.8 million, which we recognized in 2008 from the release of state valuation allowances and as a result of audit activity.

Income before provision for income taxes, provision for income taxes and effective tax rates for our U.S. and non-U.S. jurisdictions were as shown below:

	Income from Continuing Operations before Provision for Income Taxes		Provision for Income Taxes		Effective Tax Rate
	2008	2007	2008	2007	2008	2007
	(In thousands)		(In thousands)
United States	$351,398	$256,319	$89,904	$84,314	25.58%	32.89%
Non-United States	81,341	58,029	18,981	14,704	23.34%	25.34%

Total	$432,739	$314,348	$108,885	$99,018	25.16%	31.50%

We are subject to U.S. federal income tax at a rate of 35% on our U.S. operations plus the applicable state income taxes on our profitable U.S. subsidiaries. Our non-U.S. earnings are subject to tax at various tax rates and under various tax regimes, including deemed profits tax regimes.

Power Generation Systems

Revenues increased approximately 2%, or $42.1 million, to $2,548.9 million in the year ended December 31, 2008, compared to $2,506.8 million in the year ended December 31, 2007. In 2008, we experienced a 23% increase in revenues from our fabrication, repair and retrofit of existing facilities operations (or $127.2 million), primarily resulting from increases in orders booked in 2007 and timing of scheduled activities on projects throughout 2008. In addition, we experienced increases in our nuclear service operations ($58.3 million), boiler auxiliary equipment operations ($22.3 million), industrial boilers operations ($17.2 million) and replacement parts operations ($12.9 million), primarily resulting from timing of scheduled activities on projects. These increases were partially offset by decreased revenues from our utility steam and system fabrication operations ($206.5 million), due primarily to the absence in 2008 of approximately $178 million in revenues recognized from our termination and settlement agreement executed with TXU Corp. (“TXU”) on the cancellation of five contracts to supply TXU supercritical, coal-fired boilers and selective catalytic reduction systems.

Operating income increased $81.3 million to $315.4 million in the year ended December 31, 2008, compared to $234.1 million in 2007, primarily attributable to improved margins in our utility steam and system fabrication operations and increased volume and margins in our fabrication, repair and retrofit of existing facilities and replacement parts operations. These increased margins were largely the result of favorable cost improvements on a significant number of our projects and a bonus award of approximately $13 million on a contract we completed in 2008. In addition, we experienced increased volumes in our nuclear service operations. We also experienced an approximately $11 million decrease in our pension plan expense in 2008 compared to 2007, attributable to an improvement in the performance of our pension plan assets in 2008. Partially offsetting these increases were lower volumes and margins in our replacement nuclear steam generator operations and lower margins in our nuclear service operations. We also experienced $21.0 million in higher selling, general and administrative expenses (net of pension expense), including higher stock-based compensation expense totaling $2.9 million, in the year ended December 31, 2008. Gains (losses) on asset disposals and impairments—net increased $9.6 million for the year ended December 31, 2008, primarily attributable to the gain we recognized in 2008 on the sale of our former Dumbarton, Scotland facility. Equity in income from investees decreased $3.9 million to $10.4 million for the year ended December 31, 2008, primarily attributable to cost increases for materials at our joint venture in China.

Government Operations

Revenues increased approximately 23%, or $157.0 million, to $851.0 million in the year ended December 31, 2008 compared to $694.0 million in the year ended December 31, 2007, primarily attributable to higher volumes in the manufacture of nuclear components for certain U.S. Government programs ($61.0 million), including increased contract procurement activities and additional volumes from Marine Mechanical Corporation, which we acquired in May 2007. In addition, we experienced higher volumes in the manufacture of nuclear components for a commercial uranium enrichment project ($79.5 million) and higher revenues in our management and operating (“M&O”) contracts.

Operating income increased $27.3 million to $150.2 million in the year ended December 31, 2008 compared to $122.9 million in 2007, primarily attributable to the higher volumes in the manufacture of nuclear components for certain U.S. Government programs discussed above. In addition, we experienced higher volumes related to the commercial uranium enrichment project referenced above. We also experienced an approximately $12.3 million decrease in our pension expense in 2008 compared to 2007, attributable to an improvement in the performance of our pension plan assets in 2008. These improvements were partially offset by the completion of a subcontract at a DOE clean-up site in Ohio during 2007 and the completion of M&O contracts at certain government sites. We also experienced higher selling, general and administrative expenses totaling approximately $14.0 million in 2008 compared to 2007, primarily due to increased bid and proposal costs. Gains on asset disposals and impairments—net decreased by $1.6 million in the year ended December 31, 2008, attributable to the gain we recorded on the sale of our investment in a research and development venture during the year ended December 31, 2007. Equity in income from investees increased $10.1 million to $41.4 million in the year ended December 31, 2008 compared to $31.3 million in 2007, primarily attributable to increased profitability from our joint ventures in Idaho, Tennessee and Louisiana.

Corporate

Unallocated corporate expenses increased $1.7 million in the year ended December 31, 2008 to $21.1 million from $19.4 million in the year ended December 31, 2007, primarily attributable to increased departmental expenses and higher expenses associated with our development of a global human resources management system. These increases were partially offset by lower pension plan expense in the year ended December 31, 2008.

Effects of Inflation and Changing Prices

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, using historical U.S. dollar accounting (“historical cost”). Statements based on historical cost, however, do not adequately reflect the cumulative effect of increasing costs and changes in the purchasing power of the dollar, especially during times of significant and continued inflation.

In order to minimize the potential negative impact of inflation on our operations, we attempt to cover the increased cost of anticipated changes in labor, material and service costs, either through an estimate of those changes, which we reflect in the original price, or through price escalation clauses in our contracts.

Liquidity and Capital Resources

Our overall liquidity position, which we generally define as our unrestricted cash and investments plus amounts available for borrowings under our credit facility, continued to remain strong in 2009. Our liquidity position at December 31, 2009 increased by approximately $147 million to $820 million from December 31, 2008, mainly due to factors discussed below in connection with the changes in our cash flows from operating, investing and financing activities. We experienced an increase in cash generated from our operating activities in 2009 compared to 2008. The major components of our net cash provided by operating activities were improvements in our net contracts in progress and advance billings components of working capital, improvement in our accounts receivable position, and lower funding of our pension plans. In some years, significant liquidity has been provided by our advance billings on contracts in progress, as a result of payments received from customers. As our customer cash advances are used in project execution and are not replaced by advances on new projects, our liquidity position is reduced. We experienced this condition in the year ended December 31, 2008, when we realized a use of cash from net contracts in progress and advance billings totaling approximately $234 million.

Our overall liquidity position decreased by approximately $60 million to $760 million at March 31, 2010 compared to $820 million at December 31, 2009. This decrease was largely attributable to our cash used in operating and investing activities. We experienced an increased use of cash from our net contracts in progress and advance billings components of working capital and from our pension liability, accumulated postretirement benefit obligation and accrued employee benefits in the three months ended March 31, 2010. We also experienced an increased use of cash in investing activities for capital expenditures and an acquisition in the three months ended March 31, 2010.

2010 Credit Facility

On May 3, 2010, Babcock & Wilcox Investment Company (“BWICO”), one of our affiliates, entered into a credit agreement (the “Credit Agreement”) with a syndicate of lenders and letter of credit issuers and Bank of America, N.A., as administrative agent.

The Credit Agreement replaced the prior $400.0 million senior secured revolving credit facility of B&W PGG and the prior $135.0 million senior unsecured revolving credit facility of our subsidiary BWX Technologies, Inc. (“BWXT”). All amounts outstanding under B&W PGG’s and BWXT’s previous senior revolving credit facilities have been repaid, and all letters of credit outstanding under those prior credit facilities are now deemed issued under the Credit Agreement. BWICO is the initial borrower under the Credit Agreement. Upon completion of the spin-off, B&W will become the borrower under the Credit Agreement and BWICO, as a subsidiary of B&W, will become a guarantor under the Credit Agreement.

The Credit Agreement provides for revolving credit borrowings and issuances of letters of credit in an aggregate outstanding amount of up to $700.0 million, and the credit facility is scheduled to mature on May 3, 2014. The proceeds of the Credit Agreement are available for working capital needs and other general corporate purposes. As of May 3, 2010, BWICO had no outstanding borrowings and approximately $255.3 million of outstanding letters of credit under the Credit Agreement, leaving BWICO with approximately $444.7 million available capacity for additional borrowings and letters of credit under the Credit Agreement.

The Credit Agreement includes procedures for additional financial institutions to become lenders, or for any existing lender to increase its commitment thereunder, subject to an aggregate maximum of $850.0 million for all revolving loan and letter of credit commitments under the Credit Agreement.

BWICO’s obligations under the Credit Agreement are guaranteed by substantially all of BWICO’s wholly owned domestic subsidiaries. Upon completion of the spin-off, substantially all of B&W’s wholly owned domestic subsidiaries that are not already guarantors under the BWICO Credit Agreement will become guarantors. Obligations under the Credit Agreement are secured by first-priority liens on certain assets owned by BWICO and the guarantors (other than BWXT and its subsidiaries). Upon completion of the spin-off, B&W and its wholly owned domestic subsidiaries that become guarantors under the Credit Agreement will grant liens on certain assets owned by them. If the corporate rating of B&W and its subsidiaries from Moody’s is Baa3 or better (with a stable outlook or better), the corporate family rating of B&W and its subsidiaries from S&P is BBB- or better (with a stable outlook or better), and certain other conditions are met, the liens securing obligations under the Credit Agreement will be released, subject to reinstatement upon the terms set forth in the Credit Agreement.

The Credit Agreement requires only interest payments on a quarterly basis until maturity. The borrower under the Credit Agreement may prepay all loans under the Credit Agreement at any time without premium or penalty (other than customary LIBOR breakage costs), subject to certain notice requirements.

Loans outstanding under the Credit Agreement bear interest at the borrower’s option at either the Eurodollar rate plus a margin ranging from 2.50% to 3.50% per year or the base rate (the highest of the Federal Funds rate plus 0.50%, the 30-day Eurodollar rate plus 1.0%, or the administrative agent’s prime rate) plus a margin ranging from 1.50% to 2.50% per year. The applicable margin for revolving loans varies depending on the credit ratings of the Credit Agreement. The borrower under the Credit Agreement is charged a commitment fee on the unused portions of the Credit Agreement, and that fee varies between 0.375% and 0.625% per year depending on the credit ratings of the Credit Agreement. Additionally, the borrower under the Credit Agreement is charged a letter of credit fee of between 2.50% and 3.50% per year with respect to the amount of each financial letter of credit issued under the Credit Agreement and a letter of credit fee of between 1.25% and 1.75% per year with respect to the amount of each performance letter of credit issued under the Credit Agreement, in each case depending on the credit ratings of the Credit Agreement. The borrower under the Credit Agreement also pays customary issuance fees and other fees and expenses in connection with the issuance of letters of credit under the Credit Agreement.

In connection with entering into the Credit Agreement, BWICO paid certain upfront fees to the lenders thereunder, and BWICO paid certain arrangement and other fees to the arrangers and agents of the Credit Agreement.

Based on the current credit ratings of the Credit Agreement, the applicable margin for Eurodollar-rate loans is 2.50%, the applicable margin for base-rate loans is 1.50%, the letter of credit fee for financial letters of credit is 2.50%, the letter of credit fee for performance letters of credit is 1.25%, and the commitment fee for unused portions of the Credit Agreement is 0.375%. The Credit Agreement does not have a floor for the base rate or the Eurodollar rate.

The Credit Agreement includes financial covenants that will be tested on a quarterly basis, based on the rolling four-quarter period that ends on the last day of each fiscal quarter, commencing with the fiscal quarter ending June 30, 2010. The maximum permitted leverage ratio (as defined in the Credit Agreement) is 2.50 to 1.00. The minimum consolidated interest coverage ratio (as defined in the Credit Agreement) is 4.00 to 1.00.

In addition, the Credit Agreement contains various covenants that, among other restrictions, limit BWICO’s and its subsidiaries’ (and after the spin-off, B&W’s and its subsidiaries’) ability to:

•	incur or assume indebtedness;

•	grant or assume liens;

•	make acquisitions or engage in mergers;

•	sell, transfer, assign or convey assets;

•	make investments;

•	repurchase equity and make dividends and certain other restricted payments;

•	change the nature of its business;

•	engage in transactions with affiliates;

•	enter into certain burdensome agreements;

•	enter into speculative hedging contracts;

•	enter into sale and leaseback transactions;

•	make capital expenditures; and

•	prior to the completion of the spin-off, change certain terms of the spin-off described in the Credit Agreement.

The Credit Agreement generally includes customary events of default for a secured credit facility. If an event of default relating to bankruptcy or other insolvency events with respect to the borrower occurs under the Credit Agreement, all obligations under the Credit Agreement will immediately become due and payable. If any other event of default exists under the Credit Agreement, the lenders may accelerate the maturity of the obligations outstanding under the Credit Agreement and exercise other rights and remedies. In addition, if any event of default exists under the Credit Agreement, the lenders may commence foreclosure or other actions against the collateral under the Credit Agreement.

If any default occurs under the Credit Agreement, or if the borrower is unable to make any of the representations and warranties in the Credit Agreement, the borrower will be unable to borrow funds or have letters of credit issued under the Credit Agreement.

Power Generation Systems

Bank Guarantees (Foreign Operations)

Certain foreign subsidiaries of B&W PGG had credit arrangements with various commercial banks for the issuance of bank guarantees. The aggregate value of all such bank guarantees as of March 31, 2010 was $16.8 million.

Surety Bonds

MII, B&W PGG and another subsidiary of ours have jointly executed general agreements of indemnity in favor of various surety underwriters relating to surety bonds those underwriters issued in support of B&W PGG’s contracting activity. As of March 31, 2010, bonds issued under such arrangements totaled approximately $112.9 million. Any claim successfully asserted against any such surety by one or more of the bond obligees would likely be recoverable from MII, B&W PGG and our other subsidiary under such indemnity agreement (and we have agreed to indemnify MII from and against any such recovery from it). Due to events that affect the insurance and bonding and credit markets generally, bonding and letters of credit may be more difficult to obtain in the future or may only be available at significant additional cost. There can be no assurance that letters of credit or bonds will continue to be available to us on reasonable terms, particularly given our pro forma tangible net worth as of March 31, 2010.

Based on the liquidity position of our Power Generation Systems segment, we believe this segment has sufficient cash and letter of credit and borrowing capacity to fund its operating requirements for at least the next 12 months.

Warranty Claim (Power Generation Systems Segment)

One of our Canadian subsidiaries has received notice of a warranty claim on one of its projects on a contract executed in 1998. This situation relates to a condition referred to as “tube fretting,” which results in tube wear as a result of relative movement of the tube at the point of contact with the tube support plates within a nuclear steam generator. Data collection and analysis can only be performed at specific time periods when the power plant is scheduled to be off-line for maintenance. We also received a notice from the customer during October 2008, and, during November 2008, we responded to the notice by disagreeing with the matters stated in the claim and disputing the claim. This project included a limited-term performance bond totaling approximately $140 million for which we entered into an indemnity arrangement with the surety underwriters. It is possible that our subsidiary may incur warranty costs in excess of amounts provided for as of March 31, 2010. It is also possible that a claim could be initiated by our subsidiary’s customer against the surety underwriter should certain events occur. If such a claim were successful, the surety could seek to recover from our subsidiary the costs incurred in satisfying the customer claim. If the surety seeks recovery from our subsidiary, we believe that our subsidiary would have adequate liquidity to satisfy its obligations. However, the ultimate resolution of this possible claim is uncertain, and an adverse outcome could have a material adverse impact on our combined financial condition, results of operations or cash flows.

Government Operations

Letters of Credit (Nuclear Fuel Services, Inc.)

At March 31, 2010, Nuclear Fuel Services, Inc., a subsidiary of BWXT, had $3.6 million in letters of credit issued by various commercial banks on its behalf. The obligations to the commercial banks issuing such letters of credit are secured by cash, short-term certificates of deposit and certain real and intangible assets.

Based on the liquidity position of our Government Operations segment, we believe this segment has sufficient cash and letter of credit and borrowing capacity to fund its operating requirements for at least the next 12 months.

Other

Pension Plan

We recorded a $36.9 million reduction in parent equity at December 31, 2009, compared to a reduction of $325.8 million in parent equity at December 31, 2008. The substantial reduction at December 31, 2008 was primarily attributable to the volatility of the stock market in 2008. While the performance of our pension assets improved in 2009, the reduction in the discount rate for our major domestic plans from 6.25% to 6.00% increased our pension plan obligations, resulting in a net reduction in equity at December 31, 2009. As of December 31, 2009, our defined benefit pension and post-retirement benefit plans were underfunded by approximately $869 million. See Note 7 to the combined financial statements for the years ended December 31, 2009, 2008 and 2007 included in this information statement. A significant portion of those obligations is subject to cost recovery from the U.S. Government under contracts relating to operations that we have been involved in for many years. While we do not consider it likely, if those contracts with the U.S. Government were terminated, the amount and timing of our recovery for pension and other post-retirement benefit plans could be impacted. For a general discussion of our contracts with the U.S. Government, see “Business—Contracts.”

Cash, Cash Equivalents and Investments

At March 31, 2010, we had restricted cash and cash equivalents totaling $17.8 million, $9.7 million of which was held in restricted foreign accounts, $3.8 million of which was held as cash collateral for letters of credit, $4.0 million of which was held for future decommissioning of facilities and $0.3 million of which was held to meet reinsurance reserve requirements of our captive insurance companies. It is possible that a significant portion of restricted cash at March 31, 2010 will not be released within the next 12 months.

At March 31, 2010, we had investments with a fair value of $70.9 million. Our investment portfolio consists primarily of investments in government obligations and other highly liquid money market instruments.

March 31, 2010 Compared to December 31, 2009

In aggregate, our cash and cash equivalents, restricted cash and cash equivalents and investments decreased by $68.4 million to $489.9 million at March 31, 2010 from $558.3 million at December 31, 2009, primarily due to cash used in operating activities and purchases of property, plant and equipment.

Our working capital, excluding cash and cash equivalents and restricted cash and cash equivalents, decreased by $57.2 million to a negative $470.4 million at March 31, 2010 from a negative $413.2 million at December 31, 2009, primarily due to the increase in the net amount of contracts in progress and advance billings on contracts.

Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009

Our net cash used in operations was $45.3 million in the three months ended March 31, 2010, compared to cash provided by operations of $40.5 million for the three months ended March 31, 2009. This change was primarily attributable to a decrease in our net contracts in progress and advance billings on contracts and our accounts payable position.

Our net cash used in investing activities increased by $25.8 million to $26.8 million in the three months ended March 31, 2010 from $1.0 million in the corresponding period of 2009. This increase in net cash used in investing activities was primarily attributable to acquisitions in the three months ended March 31, 2010 and a decrease in proceeds from the sale of available securities in the three months ended March 31, 2010 compared to the corresponding period of 2009.

Our net cash provided by financing activities increased by $6.5 million to $1.8 million in the three months ended March 31, 2010 from $4.7 million used in financing activities in the three months ended March 31, 2009.

This change was primarily attributable to payments on long-term debt made in the three months ended March 31, 2009 and higher excess tax benefits related to stock-based compensation in the three months ended March 31, 2010.

December 31, 2009 Compared to December 31, 2008

In aggregate, our cash and cash equivalents, restricted cash and cash equivalents and investments increased by approximately $152.5 million to $558.3 million at December 31, 2009 from $405.8 million at December 31, 2008, primarily due to (1) cash provided by operations related primarily to our improvements in accounts receivables and reduced funding requirements under our pension plans, and (2) proceeds from the sale of available for sale securities.

Our working capital, excluding cash and cash equivalents and restricted cash and cash equivalents, decreased by approximately $36.4 million to a negative $413.2 million at December 31, 2009 from a negative $376.8 million at December 31, 2008, primarily due to increases in accrued employee benefits.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Our net cash provided by operating activities was approximately $252.8 million in the year ended December 31, 2009, compared to approximately $60.1 million in the year ended December 31, 2008. This increase was primarily attributable to improvements in our accounts receivable position and reduced funding requirements under our pension plans in 2009 compared to 2008.

Our net cash used in investing activities decreased by approximately $237.0 million to approximately $67.6 million in the year ended December 31, 2009 from approximately $304.6 million in the year ended December 31, 2008. This decrease in net cash used in investing activities was primarily attributable to higher funding requirements for acquisitions of businesses in 2008 compared to 2009, and an increase in proceeds from the sale of available-for-sale securities in 2009.

Our net cash provided by (used in) financing activities changed by approximately $65.6 million to net cash used in financing activities of $5.6 million in the year ended December 31, 2009 from net cash provided by financing activities of $60.0 million in the year ended December 31, 2008, primarily due to an increase in borrowings in 2008 on a note payable to an affiliate (see Note 5 to our combined financial statements for the years ended December 31, 2009, 2008 and 2007 included in this information statement).

Contractual Obligations

Our cash requirements as of December 31, 2009 under current contractual obligations are as follows:

	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(In thousands)
Long-term debt principal	$7,588	$3,366	$4,222	—	—
Operating leases	$14,821	$5,577	$6,916	$2,328	—

We have excluded notes payable to affiliates aggregating approximately $320.5 million from the table above as those notes will be extinguished or settled in connection with the spin-off. In addition, we have excluded $3.1 million of short-term line of credit borrowings made by one of our subsidiaries, as there is no stated contractual payment date. We have included this amount in notes payable and current maturities of long-term debt on our combined balance sheets. This facility is renewable annually and the interest rate associated with this line of credit was 5.3% per annum at December 31, 2009.

In addition to the contractual obligations summarized above, on May 25, 2010, we entered into a securities purchase agreement with USEC Inc. (“USEC”) and Toshiba Corporation (“Toshiba”), pursuant to which we and

Toshiba have each agreed to make a phased strategic investment in USEC of up to $100 million. Our investment is to be made over three phases, each of which is subject to satisfaction of specific preconditions, including regulatory approvals. USEC is a leading supplier of enriched uranium for commercial nuclear power plants. USEC will use the proceeds from our investment for general corporate purposes and for investment in its American Centrifuge Project, a next-generation uranium enrichment facility to be built in Piketon, Ohio. The project is based on the use of highly efficient centrifuges to produce enriched uranium. USEC is currently operating a group of centrifuge machines in a commercial plant configuration, collecting data and experience in preparation for transitioning to full commercial operation. We provide significant products and services to USEC in connection with the American Centrifuge Project, and we have entered into a memorandum of understanding to form a joint venture with USEC to manufacture and assemble the centrifuge machine for the project. Each of the three phases of investment is contingent on USEC meeting specified milestones in arranging and obtaining at least $2 billion in funding under the DOE’s loan guarantee program for front-end nuclear facilities. We anticipate making our first investment, in the amount of $37.5 million, in the third quarter of 2010, which we intend to fund using cash on hand or cash generated by our operating activities.

Our contingent commitments under letters of credit and bank guarantees currently outstanding expire as follows:

Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
		(In thousands)
$377,004	$231,247	$131,439	$14,128	$190

We expect cash requirements totaling approximately $58 million for contributions to our pension plans and $15 million for contributions to our other postretirement benefit plans in 2010.

In accordance with the provisions of FASB Topic Income Taxes, we have recorded a $15.5 million liability as of December 31, 2009 for unrecognized tax benefits and the payment of related interest and penalties. Due to the uncertainties related to these tax matters, we are unable to make a reasonably reliable estimate as to when cash settlement with a taxing authority will occur. However, we do not anticipate making any cash payments on these liabilities over the next 12 months.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk from changes in interest rates relates primarily to our cash equivalents and our investment portfolio, which primarily consists of investments in U.S. Government obligations and highly liquid money market instruments denominated in U.S. dollars. We are averse to principal loss and seek to ensure the safety and preservation of our invested funds by limiting default risk, market risk and reinvestment risk. All our investments in debt securities are classified as available-for-sale.

We have exposure to changes in interest rates applicable to borrowings under our revolving credit facility (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”). We have no material future earnings or cash flow exposures from changes in interest rates on our other long-term debt obligations, as substantially all of these obligations have fixed interest rates.

We have operations in foreign locations, and, as a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in those foreign markets. In order to manage the risks associated with foreign currency exchange rate fluctuations, we attempt to hedge those risks with foreign currency derivative instruments. Historically, we have hedged those risks with foreign currency forward contracts. We have recently hedged some of those risks with foreign currency option contracts. We do not enter into speculative derivative positions.

Interest Rate Sensitivity

The following tables provide information about our financial instruments that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates by expected maturity dates.

	Principal Amount by Expected Maturity
	(Dollars in thousands)
At December 31, 2009:	Years Ending December 31,							Fair Value at December 31, 2009

	2010	2011	2012	2013	2014	Thereafter	Total
Investments	$70,169	$2,877	—	—	—	$883	$73,929	$73,554
Average Interest Rate	0.52%	0.53%				2.22%
Long-term Debt—Fixed Rate	$3,366	$4,222	—	—	—	—	$7,588	$7,588
Average Interest Rate	1.06%	0.75%

At December 31, 2008:	Years Ending December 31,							Fair Value at December 31, 2008
	2009	2010	2011	2012	2013	Thereafter	Total
Investments	$101,839	$15,324	$825	—	—	$1,162	$119,150	$119,084
Average Interest Rate	2.20%	2.72%	4.98%	—	—	2.78%
Long-term Debt—Fixed Rate	$4,250	—	—	—	—	—	$4,250	$4,250
Average Interest Rate	6.80%

Exchange Rate Sensitivity

The following table provides information about our foreign currency forward contracts and options outstanding at December 31, 2009 and presents such information in U.S. dollar equivalents. The table presents notional amounts and related weighted-average exchange rates by expected (contractual) maturity dates and constitutes a forward-looking statement. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract. The average contractual exchange rates are expressed using market convention, which is dependent on the currencies being bought and sold under the forward contract.

Forward Contracts to Purchase Foreign Currencies in U.S. Dollars (Dollars in thousands)

Foreign Currency	Year Ending December 31, 2010	Fair Value at December 31, 2009	Average Contractual Exchange Rate
Canadian Dollars	$62,324	$(1,892)	1.0239
Pound Sterling (selling Euros)	$5,976	$(53)	0.8861
Japanese Yen (selling Canadian Dollars)	$5,262	$758	101.8480
Pound Sterling (selling Canadian Dollars)	$1,181	$(31)	1.7440
Thai Baht	$901	$9	33.7944
Euros	$328	$(15)	1.3650

Foreign Currency	Year Ending December 31, 2011	Fair Value at December 31, 2009	Average Contractual Exchange Rate
Canadian Dollars	$34,612	$(1,102)	1.0139
Japanese Yen (selling Canadian Dollars)	$5,354	$622	98.3035
Euros	$3,198	$(63)	1.4633
Danish Krone	$1,252	$(1)	5.2195

Foreign Currency Option Contracts to Purchase Foreign Currencies in U.S. Dollars (Dollars in thousands)

Foreign Currency	Year Ending December 31, 2010	Fair Value at December 31, 2009	Strike Rate
Canadian Dollars	$95,250	$4,366	1.0637
Japanese Yen	$12,930	$307	90.3500
Euros	$2,405	$74	1.4343

BUSINESS

Overview

B&W is currently a wholly owned subsidiary of McDermott. B&W is a successor to a business founded in 1867, which was acquired by McDermott in 1978. Following the spin-off, B&W will be an independent, publicly traded company. McDermott will not retain any ownership interest in B&W. B&W’s assets and businesses primarily consist of those that McDermott reports as its Power Generation Systems and Government Operations segments in its financial statements. We participate in the ownership of a variety of entities with third parties, primarily through corporations, limited liability companies and partnerships, which we refer to as “joint ventures.”

B&W is a leading technology innovator in power generation systems, a specialty manufacturer of nuclear components and a premier service provider in its segments, with an operating history of more than 140 years. We provide a variety of products and services to customers in the power and other steam-using industries, including electric utilities and other power generators, industrial customers in various other industries, and the U.S. Government. We operate in two business segments: Power Generation Systems and Government Operations. Through our Power Generation Systems segment, we design, engineer, manufacture, supply, construct and maintain power generation systems and environmental control systems, primarily for large utility and industrial customers, and we provide related aftermarket parts and services. Through our Government Operations segment, we manufacture nuclear components and provide various services to the U.S. Government, including uranium processing, environmental site restoration services, and management and operating services for various U.S. Government-owned facilities. These services are provided to the DOE, including the NNSA, the Office of Nuclear Energy, the Office of Science and the Office of Environmental Management.

Our Government Operations segment manages and operates nuclear facilities and associated plant infrastructure; manufactures components and assembles/dismantles nuclear devices; constructs large capital facilities; provides safeguards and security for inventory and assets; supports and conducts research and development for advanced energy technology; and manages the environmental programs for the DOE and the NNSA through joint ventures. We employ approximately 13,000 people worldwide, not including approximately 10,000 joint venture employees.

The main drivers for our businesses are:

•	demand for electricity, paper and other end products of steam-generating facilities;

•	fossil and nuclear plant life cycles and the frequency with which plants need to replace or upgrade components;

•

requirements for environmental improvements, including those imposed by legislative and regulatory developments aimed at reducing emissions of mercury, nitrogen oxides, sulfur dioxide, particulate matter, carbon dioxide and other environmental pollutants from power plants;

•	requirements for plant efficiency improvements and improvements in reliability;

•

levels of funding for the dismantlement and life extension for nuclear/non-nuclear components, research and development of energy technologies, and environmental restoration services we provide to the DOE, other federal agencies and commercial clients; and

•	levels of demand for other products and services to the U.S. Government.

For the year ended December 31, 2009, we generated revenues of approximately $2.9 billion and operating income of approximately $270 million. For the year ended December 31, 2008, we generated revenues of approximately $3.4 billion and operating income of approximately $444.5 million. For financial information about our business segments, see Notes 1 and 14 to our combined financial statements for the years ended December 31, 2009, 2008 and 2007 included in this information statement, which presents revenue, operating income, depreciation and amortization expense and capital expenditures for the years ended December 31, 2009, 2008 and 2007 and identifiable assets and goodwill by business segment as of December 31, 2009 and 2008.

In February 2000, several of B&W’s subsidiaries filed for voluntary Chapter 11 protection, due to mounting asbestos-related claims tied to asbestos-containing commercial and utility boilers and other products they sold, installed or serviced in prior decades. From the date of the filing of the Chapter 11 petition until their emergence from Chapter 11 in 2006, McDermott treated those subsidiaries as deconsolidated subsidiaries for financial reporting purposes. The final settlement with representatives of asbestos claimants in the Chapter 11 proceedings, which was effected in a plan of reorganization consummated as of February 22, 2006, involved McDermott’s and B&W’s contribution of rights under various insurance policies, cash and a promissory note, with an aggregate value of approximately $2 billion, to a settlement trust, the channeling of asbestos-related personal injury claims to that trust and McDermott’s retention of the ownership of the B&W subsidiaries involved in the Chapter 11 proceedings.

Our Competitive Strengths

Leading Market Positions

We are a proven leader in the design, engineering, manufacture, supply, construction and maintenance of steam generating and environmental equipment for power providers in the United States and in other parts of the world. As of March 31, 2010, our power generation systems and equipment supplied more than 300,000 MW of installed capacity in more than 800 utilities in over 90 countries. This extensive experience with steam generating equipment has helped us establish a leading position in the replacement nuclear steam generator market in the United States and worldwide, including replacement of units originally manufactured by other suppliers. We manufacture nuclear and non-nuclear components; manage, operate and maintain large government-owned facilities; and deliver major capital construction and environmental projects for the DOE and NNSA. We have received a number of industry awards recognizing our leadership position, technical innovation and customer service, including the National Safety Council’s Occupational Excellence Achievement Award (Y-12), the 2009 National Safety Council Industry Leader Award (Y-12), DOE/NNSA Pollution Prevention (P2) Award (Pantex and Y-12), Closing the Circle Awards (recognizes federal facilities and employees for innovative practices and programs that have improved environmental performance and conditions at federal sites), Malcolm Baldrige National Quality Award given by the President of the United States (DynMcDermott for management and operation of the Strategic Petroleum Reserve), and Occupational Hazards Magazine Award (Pantex named to the 2007 list of America’s Safest Companies). For our Power Generation Systems operations, Power Engineering magazine named Wisconsin Public Service Co.’s new Weston 4 project the “Best Coal-Fired Project of the Year for 2008.” The boiler and air quality control systems for this 530 MW supercritical unit were designed, supplied and erected by our Power Generation Systems segment.

Investments in Advanced Technologies

We have invested in advanced technologies, through both research and development and our knowledge-centered technical professionals, to meet the challenge of growing power generation demand for energy sources that are lower pollutant emitting sources, or sources that have lower carbon footprints, fitting broadly into the category of “clean energy.” Our “clean energy” technologies under development include carbon capture systems for coal-fired power plants; technologies for the development of higher efficiency coal-utilization systems to reduce emissions; technology to enable a greater use of biomass fuels for power generation; nuclear energy; and solar power generation technology.

We have built a new research center, rehabilitated a 30 MW pilot plant for oxy-combustion technology testing and built a new pilot plant for the development of solvent-based carbon dioxide capture systems for retrofit applications to existing power plants. One carbon capture technology we are developing with a third party, oxy-combustion, has been advanced through laboratory and pilot plant testing. We have applied for funding from the DOE to move this technology into a scale-plant phase. We intend to begin extensive field tests on our solvent-based carbon dioxide capture systems late in 2010 or early in 2011. We have also established a bubbling fluidized bed combustion technology for use in converting biomass fuels to thermal energy in accordance with environmental performance criteria. B&W has installed an advanced solar receiver in California at a client-owned, concentrating solar power testing site to further validate this new technology on a commercial scale. This solar thermal power plant technology uses small, flat mirrors that track the sun and reflect the sun’s heat to B&W’s receiver, which boils water to create steam. This steam powers a traditional turbine and generator to produce clean electricity.

We are currently pursuing the development of several nuclear technologies with programs that include the development of advanced nuclear fuel for high temperature gas-cooled reactors; the supply of reactor fuels for university and other research programs; the development of aqueous reactor technology to support the production of medical isotopes for use in nuclear medicine imaging tests; and the design and development of the B&W mPower™ reactor, a modular, scalable nuclear steam supply system.

Proven Track Record

We have served the global power industry for over 140 years. We have a rich history and a legacy of “industry firsts.” We designed and installed the first utility boiler, and we developed the first supercritical boiler. We also have a history of developing new products to meet changing regulations and mandates. We designed and built the first limestone-based wet scrubber for sulfur dioxide control. In addition to our history of leadership in the fossil-fuel-fired boiler market, we have been involved in the field of nuclear power for more than 50 years, providing nuclear heat exchangers, nuclear plant services and more than 300 nuclear steam generators to customers around the world. We manufactured the reactor for the first nuclear ship, the NS Savannah. We have also been supplying nuclear power components to the U.S. Government since the 1955-launching of the U.S.S. Nautilus, the world’s first nuclear-powered vessel.

High Quality Manufacturing Facilities

We operate a network of 13 major manufacturing facilities around the world. Our Government Operations segment’s facilities are equipped with advanced, state-of-the-art equipment and capable of performing highly complex manufacturing operations. These facilities include the only two commercial facilities that have Category I licenses from the NRC, which enable us to own, store and process both high and low enriched uranium. We have performed work under the auspices of the International Atomic Energy Agency. Our Power Generation Systems segment has factories in North America, Europe and Asia equipped to provide products and services to power plants. Three of our manufacturing facilities are accredited with the American Society of Mechanical Engineers Nuclear Component Certification, or “ASME N-Stamp.” Only a small number of North American suppliers of large, heavy walled nuclear components and vessels have this certification.

Demonstrated Success with Large Delivered and Erected Projects

We have demonstrated success in executing large, delivered and erected projects, both at new power plants and as retrofits at existing facilities. We specialize in heavy mechanical erection and maintenance of equipment for steam generation and environmental improvement. Since 2000, we have erected more than 50 major pieces of equipment at units with electric generating capacity exceeding 39,000 MW. For those customers who purchase our combined design-build offering, we utilize proven project execution processes and provide single-point accountability for our scope throughout the execution of the project. Leveraging our engineer-to-construct design experience early in the life of a project optimizes constructability, resulting in lower costs and improved certainty of schedule. Our successful experience with modular fabrication and assembly can increase safety, improve quality, reduce field labor costs and shorten project span time.

Diversified and Strong Client Base

We have a broad customer base, consisting of a wide range of utilities, independent power producers and businesses in various other industries around the world, as well as the U.S. Government, our largest customer. In 2009, in addition to the U.S. Government, other major customers included:

• Allegheny Energy, Inc.	• FirstEnergy Corp.

• American Electric Power Company, Inc.	• Public Service Company of New Mexico

• Bruce Power, L.P.	• United States Enrichment Corporation

In 2009, only two customers represented, individually, over five percent of our combined revenue.

Experienced Management Team

Our management team boasts a wealth of industry experience and a history of working together as a cohesive team. This substantial experience has allowed our management to develop the knowledge and skills necessary to manage highly complex manufacturing and project management operations.

Highly Qualified Employees

We have a large number of scientists, engineers, technicians and other highly skilled employees involved in all aspects of our business operations. A large percentage of our salaried employees have college degrees in technical areas. In our Government Operations segment, a substantial number of our employees have security clearances from the NRC, the DOE and/or the U.S. Department of Defense, and have developed the experience necessary to meet the challenges associated with handling and processing highly enriched nuclear material. We provide regular, ongoing training to our employees, and we believe that maintaining high skill levels is a source of pride for our employees.

Our Business Strategies

Pursue Growth Opportunities in the Conventional Power Generation Market

We intend to pursue growth opportunities in the fossil power generation market and to expand our operational presence in regions around the world where we expect to see continuing growth and increasing needs for service. We believe significant growth opportunities exist as a result of many factors, including:

•	economic growth, particularly in emerging economies, where we expect demand for new power generation capacity to continue to rise as economic recovery continues;

•

continued development of environmental regulation and concern, which we expect to continue to drive demand for cleaner power generation technologies, as well as environmental control systems and other devices that abate emissions from existing plants;

•

increasing demand for refurbishment and maintenance of aging plants, which, in addition to the requirements of increasing environmental regulation, is being driven by the desire of power producers to reduce operating costs, enhance operating efficiency, improve reliability and extend the useful lives of their existing plants;

•

the continuing effects of past deregulation and liberalization initiatives relating to electricity markets in the United States, which has led to increased competition, which, in turn, has driven demand for installation of generation equipment designed to increase efficiency and reduce costs, as well as to make plants more environmentally friendly; and

•	the need for more complete solutions for owners of power facilities, including engineer-procure-construct commercial arrangements and operations and maintenance services.

Leverage our Experience and Knowledge in the Nuclear Power Market to Pursue Opportunities from Renewed Interest in Nuclear Technology

Since the 1950s, we have supplied the nuclear industry with more than 1,300 large heavy components worldwide. With ASME N-Stamp certified manufacturing operations in both the U.S. and Canada, we have the skills, knowledge base and infrastructure for engineering and fabricating pressure vessels, reactors, steam generators, heat exchangers and electro-mechanical devices. We intend to leverage our extensive experience in designing, engineering, manufacturing, constructing and servicing nuclear power equipment to pursue growth opportunities in the market for nuclear technology. Technical and safety improvements related to nuclear reactors have resulted in a renewed interest in nuclear technology as a substitute for fossil and other fuels. We believe this nuclear technology “renaissance” also stems from the recognition that nuclear power is likely to play an important role in establishing global energy security in the 21st century. Public opinion, in the United States and elsewhere, regarding the merits of nuclear energy production, has improved over the past decade. This improvement has been attributable to, among other things, advances in nuclear reactor design to improve operational safety and reliability.

Among other opportunities in the nuclear power industry, we are developing the B&W mPower™ reactor, a modular nuclear reactor designed to provide scalability to build plants ranging from 125 MW to 1,000 MW of electric generating capacity (in increments of 125 MW) for a four- to five-year operating cycle without refueling. We intend to seek NRC certification of the B&W mPower™ reactor in time to begin deploying this technology as early as 2020.

We are developing, in conjunction with a unit of Covidien PLC and the DOE, a homogenous aqueous phase reactor to supply medical isotopes for use in nuclear medicine imaging tests. The reactor uses low-enriched fuel to address the U.S. Government nuclear non-proliferation mandate associated with the current medical isotope supply chain. We are currently in the licensing phase with the NRC and the U.S. Food and Drug Administration and have received grant funding from the DOE to accelerate the project.

Continue to Serve the Nuclear Power Needs of the U.S. Government

For more than five decades, we have established a solid reputation as a trusted supplier to U.S. Government defense programs. In support of these programs, we intend to continue processing special nuclear materials and providing precision manufactured nuclear components.

Continue to Diversify our Business Portfolio into Clean Energy Technologies

We intend to continue to diversify our business portfolio into clean energy technologies by investing in research and development of clean energy technologies, including the advancement of those technologies we already have under development and the development of new technologies. Development of B&W’s clean energy portfolio is focused on modular nuclear reactors, carbon capture from fossil combustion, biomass and energy-from-waste plants and concentrated solar plants. Commercialization to clean energy solutions involves active B&W initiatives ranging from continuing research, to field deployment to new commercial offerings in our backlog.

Continue Leveraging our Successes in Managing and Operating DOE Sites to Grow our Business within the DOE Complex and in Other Markets

Over the past six decades, the DOE has developed one of the largest government-owned operations in the United States, with responsibility for research, development, testing, operations and production of nuclear devices and a variety of nuclear-related research programs. We have been actively engaged in assisting the DOE in these activities, principally through various management and operations services as well as highly complicated decontamination and decommissioning activities at operational and former weapons production sites. We believe that our core competencies and our experience, expertise and longstanding relationships with customers, including the NNSA, the Office of Nuclear Energy, the Office of Science and the Office of Environmental Management, position us to grow our business within the DOE complex. Additionally, although we have not been successful in recent years in our efforts to expand our management and operations activities outside the DOE complex, we believe this expertise should provide a platform to seek contracts from other U.S. and foreign government agencies to manage and operate similar facilities and production operations and to support specialized and classified component manufacturing, facility and infrastructure improvement and environmental restoration projects.

Maintain our Commitment to Safety

We are committed to promoting a safe workplace. We value the health and safety of each employee, and we seek to provide each of our employees with a workplace that is free of accidents and injuries. Through our Target Zero safety process, we are dedicated to preventing accidents and their associated costs by averting, eliminating or mitigating unsafe acts and conditions, and by responding properly to natural disasters and emergency situations. We are implementing a Human Performance Initiative to provide our employees with an additional set of tools and improvements designed to reduce human error and improve workplace safety. We believe that this initiative will promote behaviors throughout our organization that support safe and reliable operations. A safe work environment benefits our employees, our customers and our business partners and is a key element to our future success.

Drive Operational Excellence to Continually Support Profitable Growth

We use a continuous improvement process methodology in our operations designed to enhance productivity and increase customer satisfaction through industry-proven methodologies.

Selectively Pursue Acquisitions

Our management team has demonstrated its ability to identify complementary business acquisition opportunities, consummate acquisitions on favorable terms and integrate acquired businesses. We will continue to evaluate potential acquisitions, with the aim of increasing earnings while maintaining financial discipline.

Maintain Financial Flexibility

We intend to maintain financial flexibility through our access to various liquidity sources. As of the distribution date, we anticipate having access to liquidity from several sources, including our revolving credit facility with a borrowing and letter of credit capacity of up to $700 million.

Power Generation Systems

Our Power Generation Systems segment includes the business and operations of Babcock & Wilcox Power Generation Group, Inc. (“B&W PGG”) and Babcock & Wilcox Nuclear Energy, Inc. and their respective subsidiaries. Through this segment, we supply boilers fired with fossil fuels, such as coal, oil and natural gas, or renewable fuels such as biomass, municipal solid waste and concentrated solar energy. In addition, we supply commercial nuclear steam generators and components, environmental equipment and components, and related services to customers in different regions around the world. We design, engineer, manufacture, construct and service large utility and industrial power generation systems, including boilers used to generate steam in electric power plants, pulp and paper making, chemical and process applications and other industrial uses.

Through this segment, we have served the global power industry for over 140 years. We have a rich history and a legacy of “industry firsts.” These include:

•	the introduction of the first commercial, supercritical pressure steam cycle unit—the universal pressure boiler (1957);

•	the manufacture of the reactor for the world’s first commercial nuclear vessel, the NS Savannah (1961);

•	the receipt of the first order for the design and supply of nuclear steam generators for a Canadian deuterium uranium, or CANDU, plant (1965);

•	the installation of the first wet flue gas desulfurization system (1973);

•	the introduction of the world’s largest dry scrubbing system (1982);

•	the design and construction of the world’s largest waste-to-energy facility (1989);

•

the erection of a universal pressure boiler and wet scrubber at the William H. Zimmer station, which was the first commercial nuclear plant to be converted to a coal-fired plant and the world’s largest single-boiler emission control system (1991);

•	the receipt of the first order in the industry for once-through-design replacement nuclear steam generators (1999);

•	the completion of a 550 MW boiler replacement in world-record time—less than 22 months—and two large selective catalytic reduction systems for a major Northeastern United States utility (2001); and

•	the operation of the first coal-fired 30 MWt oxy-combustion system, to concentrate carbon dioxide, as a step to abate emissions of greenhouse gases (2008).

The following table sets forth the location and principal use of this segment’s operating facilities that we own or lease.

Location	Principal Use	Owned/Leased (Lease Expiration)
West Point, Mississippi	Manufacturing	Owned
Lancaster, Ohio	Manufacturing	Owned
Cambridge, Ontario, Canada	Manufacturing	Owned
Esbjerg, Denmark	Manufacturing	Owned
Jingshan, Hubei, China	Manufacturing	Owned
Guadalupe, Mexico	Manufacturing	Leased (through 2024)
Melville, Saskatchewan, Canada	Manufacturing	Owned
Barberton, Ohio	Manufacturing	Owned
Dumbarton, Scotland	Manufacturing	Owned

We have granted liens on our ownership interests in each of the facilities we own that are located in the United States, to secure our obligations to the lenders under the credit agreement relating to our revolving credit facility. We have also granted liens on the facility in Denmark to secure our obligations to the lenders under a separate credit agreement maintained by our subsidiary that operates that facility.

This segment also has administrative offices and a research and development facility in Barberton, Ohio, administrative offices in Lynchburg, Virginia (leased through 2011) and a warehouse/service center in Copley, Ohio. Our Power Generation Systems segment has access to the Government Operations segment’s manufacturing facilities in Barberton, Ohio, Euclid, Ohio and Mount Vernon, Indiana for the manufacture of commercial nuclear components.

Through our manufacturing facilities, we specialize in the fabrication of products used in the power generation industry and various other industries and the provision of related services, including:

•	heavy-pressure equipment for energy conversion, such as boilers fueled by coal, oil, bitumen, natural gas, solid municipal waste, biomass and other fuels;

•

environmental control systems, including both wet and dry scrubbers for flue gas desulfurization, modules for selective catalytic reduction of the oxides of nitrogen, equipment to capture particulate matter, such as fabric-filter baghouses and wet and dry electrostatic precipitators, and similar devices;

•	engineered-to-order services, products and systems for energy conversion worldwide and related auxiliary equipment, such as burners, pulverizers, soot blowers and ash handling systems;

•	steam generators, heat exchangers, reactor vessel closure heads and electromechanical devices for commercial nuclear power plants; and

•	power plant equipment and related heavy mechanical erection services.

We support operating plants with a wide variety of additional services, including the installation of new systems and replacement parts, engineering services, construction, maintenance and field technical services, such as condition assessments and inventory services to help customers respond quickly to plant interruptions. Our wide range of construction and installation services include erection of utility and industrial boiler plants, installations of cogeneration facilities and installations of pollution control equipment, such as selective catalytic reduction systems and flue gas desulfurization scrubbers. We also provide power through cogeneration, refuse-fueled power plants and other independent power-producing facilities and participate in this market as contractors for engineer-procure-construct services, as equipment suppliers, as operations and maintenance contractors and as an owner.

Although it has been over 30 years since a new nuclear power plant commenced construction in the United States, we expect to participate in commercial nuclear projects and related opportunities in the future. Among our opportunities in the nuclear power industry, we are developing the B&W mPower™ reactor, a small modular reactor designed with the flexibility to provide between 125 MW to 1,000 MW of electrical power generation (in increments of 125 MW), and the capability to operate for a four- to five-year operating cycle without refueling. We intend to seek NRC certification of the B&W mPower™ reactor in time to begin deploying this technology as early as 2020. We intend to build the nuclear reactor modules in our manufacturing facilities and transport them to customer sites for installation. The modular and scalable design of the B&W mPower™ reactor should allow us to match the generation needs of our customers with the proven performance of existing light water reactor technology. We believe the B&W mPower™ reactor will reduce risks associated with deploying nuclear power and become a flexible, cost-effective solution for increasing electricity needs.

Our Power Generation Systems segment’s overall activity depends mainly on the capital expenditures of electric power generating companies and other steam-using industries. Several factors influence these expenditures, including:

•	prices for electricity, along with the cost of production and distribution;

•	prices for coal and natural gas and other sources used to produce electricity;

•	the demand for electricity, paper and other end products of steam-generating facilities;

•	the availability of other sources of electricity, paper or other end products;

•	requirements for environmental improvements;

•	the impact of potential regional, state, national and/or global requirements to significantly limit or reduce greenhouse gas emissions in the future;

•	levels of capacity utilization at operating power plants, paper mills and other steam-using facilities;

•	requirements for maintenance and upkeep at operating power plants and paper mills to combat the accumulated effects of wear and tear;

•	the ability of electric generating companies and other steam users to raise capital; and

•	total costs of electricity production using boilers compared to total costs using gas turbines and other alternative forms of generation.

Our Power Generation Systems segment’s products and services are capital intensive. As such, customer demand is heavily affected by the variations in our customers’ business cycles and by the overall economies of the countries in which they operate.

Government Operations

Our Government Operations segment includes the business and operations of Babcock & Wilcox Nuclear Operations Group, Inc., Babcock & Wilcox Technical Services Group, Inc. and their respective subsidiaries. Through this segment, we manufacture nuclear components and provide various services to the U.S. Government, including uranium processing, environmental site restoration services, and management and operating services for various U.S. Government-owned facilities. These services are provided to the DOE, including the NNSA, the Office of Nuclear Energy, the Office of Science and the Office of Environmental Management.

We have over 50 years of experience in the ownership and operation of large nuclear development, production and reactor facilities. This segment’s principal operations include:

•	providing precision manufactured nuclear components for U.S. Government defense programs;

•	managing and operating nuclear production facilities;

•	managing and operating environmental management sites;

•	managing spent nuclear fuel and transuranic waste for the DOE;

•	providing critical skills and resources for DOE sites; and

•	developing and deploying next generation technology in support of U.S. Government programs.

The following table sets forth the location and principal use of this segment’s major properties that we own or lease.

Location	Principal Use	Owned/Leased (Lease Expiration)
Lynchburg, Virginia	Manufacturing	Owned
Barberton, Ohio	Manufacturing	Owned
Euclid, Ohio	Manufacturing	Owned / Leased(1)
Mount Vernon, Indiana	Manufacturing	Owned
Erwin, Tennessee	Manufacturing	Owned

(1)

We acquired the Euclid facilities through a bond/lease transaction facilitated by the Cleveland Cuyahoga County Port Authority (the “Port”), whereby we acquired a ground parcel and the Port issued bonds, the proceeds of which were used to acquire, improve and equip the facilities, including the acquisition of a larger facility and a 40-year prepaid ground lease for a smaller facility. We are leasing the facilities from the Port with an expiration date of 2014, subject to certain extension options.

In addition, we lease (through 2011) administrative offices in Lynchburg, Virginia.

Through this segment’s manufacturing facilities, we specialize in the design and manufacture of close-tolerance and high-quality equipment for nuclear applications. In addition, we are a leading manufacturer of critical nuclear components, fuels and assemblies for government and commercial uses. We have supplied nuclear components for DOE programs since the 1950s, and we are the largest domestic supplier of research reactor fuel elements for colleges, universities and national laboratories. We also convert or downblend high-enriched uranium into low-enriched fuel for use in commercial reactors to generate electricity. In addition, we have over 100 years of experience in supplying heavy fabrications for industrial use, including components for defense applications.

We work closely with the DOE supported non-proliferation program. Currently, this program is assisting in the development of a high-density, low-enriched uranium fuel required for high-enriched uranium test reactor conversions. We have also been a leader in the receipt, storage, characterization, dissolution, recovery and purification of a variety of uranium-bearing materials. All phases of uranium downblending and uranium recovery are provided at our Lynchburg, Virginia and Erwin, Tennessee sites.

We manage and operate complex, high-consequence nuclear and national security operations for the DOE and the NNSA, primarily through our joint ventures. In addition to these joint ventures, Babcock & Wilcox Technical Services Clinch River, LLC was awarded a contract from USEC, Inc. in 2007 to manufacture classified metal parts for the American Centrifuge Program.

We have an experienced staff of design and manufacturing engineers capable of performing full scope, prototype design work coupled with manufacturing integration. The design, engineering and other capabilities of our Government Operations segment include:

•	steam separation equipment design and development;

•	thermal-hydraulic design of reactor plant components;

•	structural component design for precision manufacturing;

•	materials expertise in high-strength, low-alloy steels and nickel-based materials;

•	material procurement of tubing, forgings and weld wire; and

•	metallographic and chemical analysis.

Our Government Operations segment’s operations are generally capital intensive on the manufacturing side. The demand for nuclear components by the U.S. Government determines a substantial portion of this segment’s backlog. We expect that orders for nuclear components will continue to be a significant part of backlog for the foreseeable future; however, such orders are subject to defense department budget constraints.

Acquisitions

The following is a brief description of some of our recent acquisitions:

Marine Mechanical Corporation. In May 2007, our Government Operations segment completed its acquisition of Marine Mechanical Corporation, which designs, manufactures and supplies electro-mechanical equipment used by the U.S. Government. This business complements our other government-related nuclear activities.

The Intech Group of Companies. On July 15, 2008, our Power Generation Systems segment completed its acquisition of the Intech group of companies (“Intech”). Intech consists of Intech, Inc., Ivey-Cooper Services, L.L.C. and Intech International Inc. Intech, Inc. provides nuclear inspection and maintenance services, primarily for the U.S. market. Ivey-Cooper Services, L.L.C. provides non-destructive inspection services to fossil-fueled power plants, as well as chemical, pulp and paper, and heavy fabrication facilities. Intech International Inc. provides non-destructive testing, field engineering and repair and specialized tooling services, primarily for the Canadian nuclear power generation industry.

Delta Power Services, LLC. In August 2008, our Power Generation Systems segment completed its acquisition of Delta Power Services LLC, an operation and maintenance services provider for the U.S. power generation industry. This business complements our current role in the fossil fuel and biomass markets. It also helps us to further diversify into the natural gas-fired power generation market.

Nuclear Fuel Services, Inc. On December 31, 2008, our Government Operations segment completed its acquisition of Nuclear Fuel Services, Inc., a provider of specialty nuclear fuels and related services. This business enhances our position as a leading provider of nuclear manufacturing and services for government and commercial markets.

Instrumentacion y Mantenimiento de Calderas, S.A. In September 2009, our Power Generation Systems segment acquired certain assets of Instrumentacion y Mantenimiento de Calderas, S.A. This acquisition provides us with additional manufacturing capabilities in support of our domestic services and regional industrial boiler manufacturing businesses.

Götaverken Miljö AB. In January 2010, our Power Generation Systems segment completed its acquisition of Götaverken Miljö AB, a flue gas cleaning and energy recovery company based in Gothenburg, Sweden. This business complements our B&W Vølund subsidiary, which is one of the world’s leading suppliers of equipment and technologies designed to convert municipal solid waste and biomass into thermal energy.

GE Energy Businesses. On April 2, 2010, we acquired the electrostatic precipitator aftermarket and emissions monitoring business units of GE Energy, a division of General Electric Company, including its electrostatic precipitator replacement parts and mechanical components product lines, performance-enhancing hardware, controls and software, remote diagnostics equipment and emissions monitoring products and services. These products and services are used by a wide variety of power generation and industrial customers to monitor and control particulates and other emissions from power plants, factories and other facilities. These business units maintain offices in the United States in Kansas City, Missouri, Folkston, Georgia, Newport News, Virginia and Hatfield, Pennsylvania, as well as locations in Germany, India, Russia and China.

We continue to evaluate accelerated growth opportunities achievable through acquisition or consolidation, in addition to pursuing internal growth strategies.

Contracts

We execute our contracts through a variety of methods, including fixed-price, cost-plus and cost-reimbursable or some combination of those methods. Contracts are usually awarded through a competitive bid process, primarily based on price. However, other factors that customers may consider include plant or equipment availability, technical capabilities of equipment and personnel, efficiency, safety record and reputation.

Fixed-price contracts are for a fixed amount to cover all costs and any profit element for a defined scope of work. Fixed-price contracts entail more risk to us because they require us to predetermine both the quantities of work to be performed and the costs associated with executing the work.

We have contracts that extend beyond one year. Most of our long-term contracts have provisions for progress payments. We attempt to cover anticipated increases in labor, material and service costs of our long-term contracts either through an estimate of such charges, which is reflected in the original price, or through risk-sharing mechanisms, such as escalation or price adjustments for items such as labor and commodity prices.

We generally recognize our contract revenues and related costs on a percentage-of-completion basis. Accordingly, we review contract price and cost estimates periodically as the work progresses and reflect adjustments in profit proportionate to the percentage of completion in the period when we revise those estimates. To the extent that these adjustments result in a reduction or an elimination of previously reported profits with respect to a project, we would recognize a charge against current earnings, which could be material.

Many of our contracts with the U.S. Government are subject to annual funding determinations. In addition, contracts between the U.S. Government and its prime contractors usually contain standard provisions for termination at the convenience of the U.S. Government or the prime contractor. The contracts for the management and operation of U.S. Government facilities are awarded through a complex and protracted procurement process. These contracts are generally structured as five-year contracts with five-year renewal options, which are exercisable by the customer, or include provisions whereby the contract duration can be extended as a result of superior performance. These are cost-reimbursement contracts with a U.S. Government credit line with little corporate-funded working capital required. These contracts include a fee primarily based on performance, which is evaluated annually. As a U.S. Government contractor, we are subject to federal regulations under which our right to receive future awards of new federal contracts would be unilaterally suspended or barred if we were convicted of a crime or indicted based on allegations of a violation of specific federal statutes. In addition, some of our contracts with the U.S. Government require us to provide advance notice in connection with any contemplated sale or shut down of the relevant facility. In each of those situations, the U.S. Government has an exclusive right to negotiate a mutually acceptable purchase of the facility.

Our arrangements with customers frequently require us to provide letters of credit, bid and performance bonds or guarantees to secure bids or performance under contracts. While these letters of credit, bonds and guarantees may involve significant dollar amounts, historically, there have been no material payments to our customers under these arrangements.

In the event of a contract deferral or cancellation, we generally would be entitled to recover costs incurred, settlement expenses and profit on work completed prior to deferral or termination. Significant or numerous cancellations could adversely affect our business, financial condition, results of operations and cash flows.

Backlog

Backlog represents the dollar amount of revenue we expect to recognize in the future from contracts awarded and in progress. Not all of our expected revenue from a contract award is recorded in backlog for a variety of reasons, including projects awarded and completed within the same fiscal quarter.

Backlog is not a measure defined by generally accepted accounting principles, and our methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog amounts. Backlog may not be indicative of future operating results, and projects in our backlog may be cancelled, modified or otherwise altered by customers.

We generally include expected revenue of contracts in our backlog when we receive written confirmation from our customers. We generally do not include expected revenue of contracts related to our joint ventures in our backlog.

Our backlog at March 31, 2010 and December 31, 2009 was as follows:

	March 31, 2010		December 31, 2009
	(Dollars in millions)
Power Generation Systems	$1,969	41%	$1,974	42%
Government Operations	2,783	59%	2,766	58%

Total Backlog	$4,752	100%	$4,740	100%

Of the March 31, 2010 backlog, we expect to recognize revenues as follows:

	2010	2011	Thereafter
	(In millions)
Power Generation Systems	$790	$540	$639
Government Operations	730	770	1,283

Total Backlog	$1,520	$1,310	$1,922

As of March 31, 2010, our backlog with the U.S. Government, primarily attributable to our Government Operations segment, was $2.8 billion (of which $35 million had not yet been funded), or approximately 59% of our total combined backlog. We do not include the value of our management and operating contracts in backlog.

During the year ended December 31, 2009, the U.S. Government awarded new orders of approximately $0.8 billion to us, primarily in our Government Operations segment. New awards from the U.S. Government are typically received by our Government Operations segment during the fourth quarter of each year.

We believe the current worldwide credit and economic environment and short-term uncertainty regarding environmental regulations has affected our customers in the electric utility industry more than our other customers. While we have not experienced significant delays on existing projects in our Power Generation Systems’ backlog, we have experienced increasing delays in expected bookings on new planned projects.

Competition

The competitive environments in which each segment operates are described below:

Power Generation Systems. With more than 140 years of experience, we are in a strong position to provide some of the most advanced steam generating equipment, emissions control equipment and services. Having supplied worldwide capacity of more than 300,000 megawatts and some of the world’s largest and most efficient steam generating systems, we have the experience and technical capability to reliably convert a wide range of fuels to steam. Our strong, installed base in North America yields competitive advantages in after-market services, although this share of the market is pressured by lower level suppliers. Through this segment, we compete with a number of domestic and foreign-based companies specializing in steam-generating systems technology, equipment and services, including Alstom S.A., Doosan Babcock, Babcock Power, Inc., Foster Wheeler Ltd., Mitsubishi Heavy Industries and Hitachi, Ltd.; a variety of engineering and construction companies with respect to the installation of steam-generating systems; a number of additional companies in the markets for environmental control equipment and related specialized industrial equipment and in the independent power-producing business; and other suppliers of replacement parts, repair and alteration services and other services required to retrofit and maintain existing steam systems.

Government Operations. We have specialized capabilities that have allowed us to be a valued supplier of nuclear components for the U.S. Government since the 1950s. Also, through this segment, we are engaged in a highly competitive business through our management and operation of U.S. Government facilities. Many of our government contracts are bid as a joint venture, with one or more companies, in which we may have a minority position. The performance of the prime or lead contractor can impact our reputation and our future competitive position with respect to that particular project and customer. Competitors in the delivery of goods and services to the U.S. Government and the operation of U.S. Government facilities include Bechtel National, Inc., URS Corporation, CH2M Hill, Inc., Fluor Corporation, Lockheed Martin Corporation, Jacobs Engineering Group, Inc., EnergySolutions, Inc. and Northrop Grumman Corporation.

Joint Ventures

We participate in the ownership of a variety of entities with third parties, primarily through corporations, limited liability companies and partnerships, which we refer to as “joint ventures.” Our Government Operations segment manages and operates nuclear facilities and associated plant infrastructure, manufactures components and assembles/dismantles nuclear devices, constructs large capital facilities, provides safeguards and security for inventory and assets, supports and conducts research and development for advanced energy technology and manages environmental programs for the DOE and the NNSA through joint ventures. We generally account for our investments in joint ventures under the equity method of accounting. Our significant joint ventures are described below.

Power Generation Systems

•

Ebensburg Power Company & Ebensburg Investors Limited Partnership. Through these entities, which were formed by subsidiaries within our Power Generation Systems segment and ESI Energy, Inc. in 1992, we own an interest in and operate a combined solid waste and cogeneration facility located in Cambria County near Ebensburg, Pennsylvania. This facility uses bituminous waste coal for its primary fuel and sells generated electricity to a utility and steam to a hospital.

•

Halley & Mellowes Pty. Ltd. Diamond Power International, Inc., one of our wholly owned subsidiaries, owns an interest in this Australian company, which was formed in 1984. Halley & Mellowes Pty. Ltd. sells soot blowers, boiler cleaning equipment, valves and material handling equipment, all of which are complementary to Diamond Power’s product lines.

•

Babcock & Wilcox Beijing Company, Ltd. We own equal interests in this entity with Beijing Jingcheng Machinery Electric Holding Company, Ltd. Babcock & Wilcox Beijing Company, Ltd. was formed in 1986 and is located in Beijing, China. Its main activities are the design, manufacturing, production and sale of various power plant and industrial boilers. It operates the largest heavy drum shop in northern China. This entity expands our markets internationally and provides additional capacity to our Power Generation Systems segment’s boiler business.

•

Agreement for Indian Joint Venture with Thermax Ltd. In March 2010, one of our subsidiaries and Thermax Ltd., a boiler manufacturer based in India, entered into an agreement to form a joint venture to build subcritical and highly efficient supercritical boilers and pulverizers for the Indian utility boiler market. We intend to license to the joint venture our technology for subcritical boilers 300 MW and larger, highly efficient supercritical boilers and coal pulverizers. The joint venture is also expected to construct a new 3,000 MW pressure parts facility in India. We expect the joint venture to be formed in the second quarter of 2010, subject to the satisfaction of certain customary closing conditions.

Government Operations

•

Pantex Plant. Through Babcock & Wilcox Technical Services Pantex, L.L.C., a limited liability company we formed with Honeywell International Inc. and Bechtel National, Inc., we manage and operate the Pantex Plant for the DOE. The Pantex Plant is located on a 16,000-acre NNSA site near Amarillo, Texas. Key operations at this facility include evaluating, retrofitting and repairing nuclear devices; dismantling and sanitizing nuclear devices; developing, testing and fabricating high-explosive components; and handling and storing plutonium pits.

•

Y-12 National Security Complex. Through Babcock & Wilcox Technical Services Y-12, L.L.C., a limited liability company we formed with Bechtel National, Inc. and in which we own a majority interest, we manage and operate the Y-12 Complex for the DOE. The Y-12 Complex is located on an 811-acre NNSA site in Oak Ridge, Tennessee. Operations at the site focus on the production, refurbishment and dismantlement of nuclear devices, storage of nuclear material and the prevention of the proliferation of weapons of mass destruction.

•

Strategic Petroleum Reserve. Since 1993, this facility has been managed and operated by DynMcDermott Petroleum Operations Company, an entity we co-own with DynCorp International, International-Matex Tank and Terminals and Jacobs Engineering Group, Inc. The Strategic Petroleum Reserve stores an emergency supply of crude oil at four sites in huge underground salt caverns along the Texas and Louisiana Gulf Coast.

•

Los Alamos National Laboratory. Since 2006, the Los Alamos National Security, LLC, a limited liability company formed in 2005 with the University of California, Bechtel National, URS Corporation and B&W Technical Services Group, Inc., has managed and operated the Los Alamos National Laboratory, a premier national security research institution, delivering scientific and engineering solutions for the nation’s most crucial and complex problems. Located in New Mexico, the Los Alamos National Laboratory is the foremost site for the U.S. Government’s ongoing research and development on the measures necessary for certifying the safety and reliability of nuclear devices without the use of nuclear testing.

•

Lawrence Livermore National Laboratory. Lawrence Livermore National Security, LLC, a limited liability company formed in 2006 with the University of California, Bechtel National, URS Corporation and B&W Technical Services Group, Inc., manages and operates Lawrence Livermore

National Laboratory located in Livermore, California. The laboratory serves as a national resource in science and engineering, focused on national security, energy, the environment and bioscience, with special responsibility for nuclear devices.

•

Savannah River Liquid Waste Disposition Program. In July 2009 Savannah River Remediation, a limited liability company formed by URS Corporation, Bechtel National, CH2M Hill Constructors, Inc. and B&W Technical Services Group, Inc., became the liquid waste contractor for the DOE’s Savannah River Site located in Aiken, South Carolina. The objective of the liquid waste contract is to achieve closure of the Savannah River Site liquid waste tanks in compliance with the Federal Facilities Agreement, utilizing the Defense Waste Processing Facility and Saltstone Facility.

•

Nevada Test Site. In 2006, National Security Technologies, LLC (“NSTec”), a limited liability company formed by Northrop Grumman Corporation, AECOM, CH2M Hill and Nuclear Fuel Services, Inc. (one of our wholly owned subsidiaries) began management and operation at the Nevada Test Site and its related facilities and laboratories for the DOE. Located in Las Vegas, Nevada, NSTec works on projects for other federal agencies such as the Defense Threat Reduction Agency, NASA, the NRC and the U.S. Air Force, Army, and Navy. Missions include defense experimentation and stockpile stewardship, homeland security and defense applications and environmental management.

•

Isotek Systems. Isotek Systems, LLC is a limited liability company formed by EnergySolutions, Inc., Nuclear Fuel Services, Inc. and Burns and Roe Enterprises, Inc.   Isotek received a contract in 2003 from the DOE to down blend enriched uranium-233 and extract isotopes that show great promise in the treatment of deadly cancers at the Oak Ridge National Laboratory in Oak Ridge, Tennessee. This contract is part of an initiative to clean up Cold War legacy sites.

Foreign Operations

Our Government Operations segment generates substantially all of its revenues from customers within the United States. Our Power Generations Systems segment revenues, net of intersegment revenues, and income derived from operations located outside of the United States, as well as the approximate percentages of our total combined revenues and total combined segment income, respectively, for each of the last three years were as follows (dollars in thousands):

	Revenues		Segment Income
	Amount	Percent of Total Combined	Amount	Percent of Total Combined
Year ended December 31, 2009	$483,408	17%	$72,311	23%
Year ended December 31, 2008	$526,080	15%	$72,197	15%
Year ended December 31, 2007	$411,459	13%	$49,122	14%

For additional information on the geographic distribution of our revenues, see Note 14 to our combined financial statements for the years ended December 31, 2009, 2008 and 2007 included in this information statement.

Customers

We provide our products and services to a diverse customer base, including utilities and other power producers, businesses in various process industries, such as pulp and paper mills, petrochemical plants, oil refineries and steel mills, and the U.S. Government. Our five largest customers, as a percentage of our total combined revenues, during the years ended December 31, 2009 and 2008 were as follows:

Year Ended December 31, 2009:
U.S. Government	33%
American Electric Power Company, Inc.	6%
FirstEnergy Corp.	3%
Bruce Power, L.P.	3%
United States Enrichment Corporation	2%

Year Ended December 31, 2008:
U.S. Government	22%
American Electric Power Company, Inc.	7%
First Energy Corp.	4%
Allegheny Energy, Inc.	3%
Public Service Company of New Mexico	3%

The U.S. Government is the primary customer of our Government Operations segment, comprising 92% and 89% of segment revenues for the years ended December 31, 2009 and 2008, respectively.

Our non-U.S. Government customers that account for a significant portion of revenues in one year may represent an immaterial portion of revenues in subsequent years.

Raw Materials and Suppliers

Our operations use raw materials, such as carbon and alloy steels in various forms and components and accessories for assembly, which are available from numerous sources. We generally purchase these raw materials and components as needed for individual contracts. Our Power Generation Systems segment does not depend on a single source of supply for any significant raw materials. Our Government Operations segment relies on several single-source suppliers for materials used in its products. We believe these suppliers are viable, and we and the U.S. Government expend significant effort to maintain the supplier base for our Government Operations segment.

Although shortages of some raw materials have existed from time to time, no serious shortage exists at the present time.

Employees

At March 31, 2010, we employed approximately 13,000 persons worldwide, not including approximately 10,000 joint venture employees. Approximately 4,700 of our employees were members of labor unions at March 31, 2010. Many of our operations are subject to union contracts, which we customarily renew periodically. We consider our relationships with our employees to be satisfactory.

Patents and Technology Licenses

We currently hold a large number of U.S. and foreign patents and have numerous patent applications pending. We have acquired patents and technology licenses and granted technology licenses to others when we have considered it advantageous for us to do so. Although in the aggregate our patents and technology licenses are important to us, we do not regard any single patent or technology license or group of related patents or technology licenses as critical or essential to our business as a whole. In general, we depend on our technological capabilities and the application of know-how, rather than patents and technology licenses, in the conduct of our various businesses.

Research and Development Activities

We conduct our principal research and development activities at our research and development facility in Barberton, Ohio and at our various manufacturing plants and engineering and design offices. Our Barberton facility is a world-class institution for the advancement and development of energy conversion and combustion systems, environmental emissions control processes, materials selection and manufacturing technologies for the power generation industry. Our research and development activities are related to the development and improvement of new and existing products and equipment, as well as conceptual and engineering evaluation for translation into practical applications. We charge to cost of operations the costs of research and development unrelated to specific contracts as incurred. Substantially all of these costs are in our Power Generation Systems segment and include costs related to the development of carbon capture and sequestration technology and our modular and scalable nuclear reactor business, B&W mPowerTM. Our research and development activities cost approximately $53.2 million, $38.5 million and $34.8 million in the years ended December 31, 2009, 2008 and 2007, respectively. We expect to continue significant spending on research and development projects, as we continue development of our carbon capture and sequestration technology and the B&W mPowerTM reactor technology and other commercial nuclear projects. Contractual arrangements for customer-sponsored research and development can vary on a case-by-case basis and include contracts, cooperative agreements and grants. Of our total research and development expenses, our customers paid for approximately $28.1 million, $20.8 million and $18.3 million in the years ended December 31, 2009, 2008 and 2007, respectively.

Hazard Risks and Insurance

Our operations present risks of injury to or death of people, loss of or damage to property, and damage to the environment. We have created loss control systems to assist us in the identification and treatment of the hazard risks presented by our operations, and we endeavor to make sure these systems are effective.

As loss control measures will not always be successful, we seek to establish various means of funding losses and liability related to incidents or occurrences. We primarily seek to do this through contractual protections, including waivers of consequential damages, indemnities, caps on liability, liquidated damage provisions, and access to the insurance of other parties. We also procure insurance, operate our own captive insurance company and/or establish funded or unfunded reserves. However, none of these methods will eliminate all risks.

Depending on competitive conditions, the nature of the work, industry custom and other factors, we may not be successful in obtaining adequate contractual protection from our customers and other parties against losses and liabilities arising out of or related to the performance of our work. The scope of the protection may be limited, may be subject to conditions and may not be supported by adequate insurance or other means of financing. In addition, we sometimes have difficulty enforcing our contractual rights with others following a material loss.

Similarly, insurance for certain potential loses or liabilities may not be available or may only be available at a cost or on terms we consider not to be economical. Insurers frequently react to market losses by ceasing to write or severely limiting coverage for certain exposures. Risks that we have frequently found difficult to cost-effectively insure against include, but are not limited to, business interruption, property losses from wind, flood and earthquake events, nuclear hazards, war and confiscation or seizure of property in some areas of the world, pollution liability, liabilities related to occupational health exposures (including asbestos), liability related to our executives participating in the management of certain outside entities, professional liability/errors and omissions coverage, the failure or unavailability of our information systems, and liability related to risk of loss of our work in progress and customer-owned materials in our care, custody and control. In cases where we place insurance, we are subject to the credit worthiness of the relevant insurer(s), the available limits of the coverage, our retention under the relevant policy, exclusions in the policy and gaps in coverage.

Our operations in designing, engineering, manufacturing, constructing and servicing nuclear power equipment and components for our commercial nuclear utility customers subject us to various risks, including, without limitation, damage to our customers’ property and third-party claims for personal injury, death and property damage. To protect against liability for damage to a customer’s property, we endeavor to obtain waivers of liability and subrogation from the customer and its insurer and are usually named as an additional insured under the utility customer’s nuclear property policy. We also attempt to cap our overall liability in our contracts. To protect against liability from claims brought by third parties, we are insured under the utility customer’s nuclear liability policies and have the benefit of the indemnity and limitation of any applicable liability provision of the Price-Anderson Act. The Price-Anderson Act limits the public liability of manufacturers and operators of licensed nuclear facilities and other parties who may be liable in respect of, and indemnifies them against, all claims in excess of a certain amount. This amount is determined by the sum of commercially available liability insurance plus certain retrospective premium assessments payable by operators of commercial nuclear reactors. For those sites where we provide environmental remediation services, we seek the same protection from our customers as we do for our other nuclear activities. The Price-Anderson Act, as amended, includes a sunset provision and requires renewal each time that it expires. Contracts that were entered into during a period of time that Price-Anderson was in full force and effect continue to receive the benefit of the Price-Anderson Act’s nuclear indemnity. The Price-Anderson Act is set to expire on December 31, 2025. We also provide nuclear fabrication and other services to the nuclear power industry in Canada. Canada’s Nuclear Liability Act generally conforms to international conventions and is conceptually similar to the Price-Anderson Act in the United States. Accordingly, indemnification protections and the possibility of exclusions under Canada’s Nuclear Liability Act are similar to those under the Price-Anderson Act in the United States.

Although we currently do not own or operate any nuclear reactors, we have some coverage under commercially available nuclear liability and property insurance for our facilities that are currently licensed to possess special nuclear materials. Substantially all of our Government Operations segment contracts involving nuclear materials are covered by and subject to the nuclear indemnity provisions of either the Price-Anderson Act or Public Law 85-804. However, to the extent the value of the nuclear materials in our care, custody or control exceeds the commercially available limits of our insurance, we potentially have underinsured risk of loss for such nuclear material.

Our Government Operations segment participates in the management and operation of various U.S. Government facilities. This participation is customarily accomplished through the participation in joint ventures with other contractors for any given facility. These activities involve, among other things, handling nuclear devices and their components from the aging stockpile of the U.S. Government. Insurable liabilities arising from these sites are rarely protected by our corporate insurance program. Instead, we rely on government contractual agreements, insurance purchased specifically for a site and certain specialized self-insurance programs funded by the U.S. Government. The U.S. Government has historically fulfilled its contractual agreement to reimburse its contractors for covered claims, and we expect it to continue this process during our participation in the administration of these facilities. However, in most of these situations in which the U.S. Government is contractually obligated to pay, the payment obligation is subject to the availability of authorized government funds. The reimbursement obligation of the U.S. Government is also conditional, and provisions of the relevant contract or applicable law may preclude reimbursement.

Our wholly owned captive insurance subsidiary provides workers’ compensation, employer’s liability, commercial general liability and automotive liability insurance to support our operations. We may also have business reasons in the future to have our insurance subsidiary accept other risks which we cannot or do not wish to transfer to outside insurance companies. These risks may be considerable in any given year or cumulatively. Our insurance subsidiary has not provided significant amounts of insurance to unrelated parties. Claims as a result of our operations could adversely impact the ability of our insurance subsidiary to respond to all claims presented.

Additionally, upon the February 22, 2006 effectiveness of the settlement relating to the Chapter 11 proceedings involving several of our subsidiaries, most of our subsidiaries contributed substantial insurance rights to the asbestos personal injury trust, including rights to (1) certain pre-1979 primary and excess insurance coverages and (2) certain of our 1979-1986 excess insurance coverage. These insurance rights provided coverage for, among other things, asbestos and other personal injury claims, subject to the terms and conditions of the policies. The contribution of these insurance rights was made in exchange for the agreement on the part of the representatives of the asbestos claimants, including the representative of future claimants, to the entry of a permanent injunction, pursuant to Section 524(g) of the U.S. Bankruptcy Code, to channel to the asbestos trust all asbestos-related claims against our subsidiaries and former subsidiaries arising out of, resulting from or attributable to their operations, and the implementation of related releases and indemnification provisions protecting those subsidiaries and their affiliates from future liability for such claims. Although we are not aware of any significant, unresolved claims against our subsidiaries and former subsidiaries that are not subject to the channeling injunction and that relate to the periods during which such excess insurance coverage related, with the contribution of these insurance rights to the asbestos personal injury trust, it is possible that we could have underinsured or uninsured exposure for non-derivative asbestos claims or other personal injury or other claims that would have been insured under these coverages had the insurance rights not been contributed to the asbestos personal injury trust.

Governmental Regulations and Environmental Matters

General

Many aspects of our operations and properties are affected by political developments and are subject to both domestic and foreign governmental regulations, including those relating to:

•	constructing and equipping electric power and other industrial facilities;

•	possessing and processing special nuclear materials;

•	workplace health and safety;

•	currency conversions and repatriation;

•	taxation of foreign earnings and earnings of expatriate personnel; and

•	protecting the environment.

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. The kinds of permits, licenses and certificates required in our operations depend upon a number of factors.

We cannot determine the extent to which new legislation, new regulations or changes in existing laws or regulations may affect our future operations.

Environmental

Our operations and properties are subject to a wide variety of increasingly complex and stringent foreign, federal, state and local environmental laws and regulations, including those governing discharges into the air and water, the handling and disposal of solid and hazardous wastes, the remediation of soil and groundwater contaminated by hazardous substances and the health and safety of employees. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Some environmental laws provide for strict, joint and several liability for remediation of spills and other releases of hazardous substances, as well as damage to natural resources. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Such laws and regulations may also expose us to liability for the conduct of or conditions caused by others or for our acts that were in compliance with all applicable laws at the time such acts were performed.

These laws and regulations include the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”), the Clean Air Act, the Clean Water Act, the Resource

Conservation and Recovery Act and similar laws that provide for responses to, and liability for, releases of hazardous substances into the environment. These laws and regulations also include similar foreign, state or local counterparts to these federal laws, which regulate air emissions, water discharges, hazardous substances and waste and require public disclosure related to the use of various hazardous substances. Our operations are also governed by laws and regulations relating to workplace safety and worker health, primarily, in the United States, the Occupational Safety and Health Act and regulations promulgated thereunder.

We are currently in the process of investigating and remediating some of our operating sites. We have recorded a total reserve for these sites of $50.3 million. The sites include our manufacturing facilities at Lynchburg, Virginia ($11.6 million reserve, primarily relating to the decommissioning at a nuclear analytical laboratory) and Erwin, Tennessee ($37.8 million reserve for decontamination and decommissioning of legacy operations conducted prior to our acquisition of Nuclear Fuel Services, Inc.). Additional sites include our research center at Alliance, Ohio ($0.3 million reserve), as well as discontinued operations at Canmore Mine, Alberta, Canada ($0.4 million reserve), Kiski Valley, Pennsylvania ($0.1 million reserve) and Maxey Flats, Kentucky ($0.1 million reserve). Each of these sites either used or possessed hazardous materials in a manner that required remediation. Although we have recorded reserves in connection with certain of these matters, due to the uncertainties associated with environmental remediation, we cannot assure you that the actual costs resulting from these remediation matters will not exceed the recorded reserves.

Our compliance with U.S. federal, state and local environmental control and protection regulations resulted in pretax charges of approximately $11.1 million in the year ended December 31, 2009. In addition, compliance with existing environmental regulations necessitated capital expenditures of $0.7 million in the year ended December 31, 2009. We expect to spend another $5.5 million on such capital expenditures over the next five years. We cannot predict all of the environmental requirements or circumstances that will exist in the future but anticipate that environmental control and protection standards will become increasingly stringent and costly. Based on our experience to date, we do not currently anticipate any material adverse effect on our business or financial condition as a result of future compliance with existing environmental laws and regulations. However, future events, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws and regulations, may require additional expenditures by us, which may be material. Accordingly, we can provide no assurance that we will not incur significant environmental compliance costs in the future.

We have been identified as a potentially responsible party at various cleanup sites under CERCLA. CERCLA and other environmental laws can impose liability for the entire cost of cleanup on any of the potentially responsible parties, regardless of fault or the lawfulness of the original conduct. Generally, however, where there are multiple responsible parties, a final allocation of costs is made based on the amount and type of wastes disposed of by each party and the number of financially viable parties, although this may not be the case with respect to any particular site. We have not been determined to be a major contributor of wastes to any of these sites. On the basis of our relative contribution of waste to each site, we expect our share of the ultimate liability for the various sites will not have a material adverse effect on our financial condition, results of operations or cash flows in any given year.

Environmental remediation projects have been and continue to be undertaken at certain of our current and former plant sites. During the fiscal year ended March 31, 1995, one of our subsidiaries decided to close its nuclear manufacturing facilities in Parks Township, Armstrong County, Pennsylvania (the “Parks Facilities”) and proceeded to decommission the facilities in accordance with its then-existing license from the NRC. The facilities were subsequently transferred to another subsidiary of ours in the fiscal year ended March 31, 1998, and, during the fiscal year ended March 31, 1999, that subsidiary reached an agreement with the NRC on a plan that provided for the completion of facilities dismantlement and soil restoration by 2001 and license termination in 2003. An application to terminate the NRC license for the Parks Township facility was filed, and the NRC terminated the license in 2004 and released the facility for unrestricted use. For a discussion of certain civil litigation we are involved in concerning the Parks Facilities, see “—Legal Proceedings—“PADEP Notice.”

We perform significant amounts of work for the U.S. Government under both prime contracts and subcontracts and operate certain facilities that are licensed to possess and process special nuclear materials. As a result of these activities, we are subject to continuing reviews by governmental agencies, including the EPA and the NRC.

The NRC’s decommissioning regulations require our Government Operations segment to provide financial assurance that it will be able to pay the expected cost of decommissioning each of its facilities at the end of its service life. We will continue to provide financial assurance aggregating $33.7 million during the year ending December 31, 2010 with existing letters of credit for the ultimate decommissioning of all of these licensed facilities, except two. These two facilities, which represent the largest portion of our eventual decommissioning costs, have provisions in their government contracts pursuant to which substantially all of our decommissioning costs and financial assurance obligations are covered by the DOE, including the costs to complete the decommissioning projects underway at the Erwin facility.

The demand for power generation products and services can be influenced by state and federal governmental legislation setting requirements for utilities related to operations, emissions and environmental impacts. The legislative process is unpredictable and includes a platform that continuously seeks to increase the restrictions on power producers. Potential legislation limiting emissions from power plants, including carbon dioxide, could affect our markets and the demand for our products and services in our Power Generation Systems segment.

At December 31, 2009 and 2008, we had total environmental reserves, including provisions for the facilities discussed above, of $50.3 million and $38.0 million, respectively. Of our total environmental reserves at December 31, 2009 and 2008, $2.5 million and $5.0 million, respectively, were included in current liabilities. Inherent in the estimates of those reserves and recoveries are our expectations regarding the levels of contamination, decommissioning costs and recoverability from other parties, which may vary significantly as decommissioning activities progress. Accordingly, changes in estimates could result in material adjustments to our operating results, and the ultimate loss may differ materially from the amounts we have provided for in our combined financial statements.

Legal Proceedings

PADEP Notice

The Department of Environmental Protection of the Commonwealth of Pennsylvania (“PADEP”) advised us in March 1994 that it would seek monetary sanctions and remedial and monitoring relief related to the Parks Facilities. The relief sought is related to potential groundwater contamination resulting from previous operations at the facilities. These facilities are currently owned by a subsidiary in our Government Operations segment. PADEP has advised us that it does not intend to assess any monetary sanctions, provided our Government Operations segment continues its remediation program for the Parks Facilities. Whether additional nonradiation contamination remediation will be required at the Parks Facility remains unclear. Results from sampling completed by our Government Operations segment have indicated that such remediation may not be necessary. Our Government Operations segment continues to evaluate closure of the groundwater issues pursuant to applicable Pennsylvania law.

Apollo and Parks Township Litigation

Since January 2010, five suits involving approximately 25 plaintiffs have been filed against B&W PGG, Babcock & Wilcox Technical Services Group, Inc., formerly known as B&W Nuclear Environmental Services, Inc. (together with B&W PGG, the “B&W Parties”) and Atlantic Richfield Company (“ARCO”) in the United States District Court for the Western District of Pennsylvania (the “Apollo and Parks Township Litigation”). The plaintiffs in the Apollo and Parks Township Litigation allege, among other things, that they suffered personal injuries and property damage as a result of alleged radioactive and non-radioactive releases relating to the operation, remediation and/or decommissioning of two former nuclear fuel processing facilities located in Apollo and Parks Township, Pennsylvania. Those facilities previously were owned by Nuclear Materials and Equipment Company, a former subsidiary of ARCO (“NUMEC”) which was acquired by B&W PGG. The plaintiffs in the Apollo and Parks Township Litigation seek compensatory and punitive damages. It is possible that additional, similar lawsuits will be filed.

At the time of ARCO’s sale of NUMEC to B&W PGG, B&W PGG received an indemnity and hold harmless agreement from ARCO from claims or liabilities arising as a result of pre-closing NUMEC or ARCO actions.

We intend to vigorously defend these matters, and believe that in the event of liability, if any, the claims alleged in the Apollo and Parks Township Litigation will be resolved within the limits of coverage of our insurance policies and/or the ARCO indemnity.

B&W PGG settled approximately 245 personal injury and wrongful death claims, as well as approximately 125 property damage claims, alleging injury and damage as a result of alleged releases relating to these two facilities. The aggregate settlement amount for these claims was $52.5 million, which was paid during 2009, all of which had been previously accrued. In connection with that settlement, the B&W Parties are pursuing recovery in the matter of The Babcock & Wilcox Company et al. v. American Nuclear Insurers et al. (the “ANI Litigation”) from their insurer, American Nuclear Insurers and Mutual Atomic Energy Liability Underwriters, of the amounts paid in settlement of that prior action. The ANI Litigation is pending before the Court of Common Pleas of Allegheny County, Pennsylvania.   No trial date has been set in the matter.

Iroquois Falls Litigation

An action entitled Iroquois Falls Power Corp. v. Jacobs Canada Inc., et al., was filed in the Superior Court of Justice, in Ontario, Canada, on June 1, 2005. Iroquois Falls Power Corp. (“Iroquois”) seeks damages of approximately $14 million (Canadian) as a result of an alleged breach by one of our former subsidiaries in connection with the supply and installation of heat recovery steam generators. McDermott Incorporated, an indirect, wholly owned subsidiary of McDermott, or MI, provided a guarantee to certain obligations of the former subsidiary. MI and two bonding companies with whom McDermott entered into an indemnity arrangement were also named as defendants. In March 2007, the Superior Court granted summary judgment in favor of all defendants and dismissed all claims of Iroquois, which appealed the ruling. Subsequently, the Court of Appeals for Ontario upheld the summary judgment, but sent the case back to the Superior Court of Justice to allow Iroquois an opportunity to amend its complaint to assert new claims. The Superior Court of Justice, however, denied Iroquois’ request to amend its complaint and assert new claims against the defendants based on a breach of contractual warranty. Iroquois appealed the Superior Court’s decision and, in June 2009, the Court of Appeals for Ontario reversed the decision and sent the case back to the Superior Court for Iroquois to file an amended complaint on those new claims. In January 2010, our notice to appeal the Court of Appeals’ decision was dismissed by the Supreme Court.

Chapter 11 Proceedings

In February 2000, several of B&W’s subsidiaries filed for voluntary Chapter 11 protection, due to mounting asbestos-related claims tied to asbestos-containing commercial and utility boilers and other products they sold, installed or serviced in prior decades. From the date of the filing of the Chapter 11 petition until their emergence from Chapter 11 in 2006, McDermott treated those subsidiaries as deconsolidated subsidiaries for financial reporting purposes. The final settlement with representatives of asbestos claimants in the Chapter 11 proceedings, which was effected in a plan of reorganization consummated as of February 22, 2006, involved McDermott’s and B&W’s contribution of rights under various insurance policies, cash and a promissory note, with an aggregate value of approximately $2 billion, to a settlement trust, the channeling of asbestos-related personal injury claims to that trust and McDermott’s retention of the ownership of the B&W subsidiaries involved in the Chapter 11 proceedings.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with the spin-off, we have entered into several agreements with McDermott to define our ongoing relationship with McDermott after the spin-off. These agreements, among other things, allocate responsibility for obligations arising before and after the distribution date, including, among others, obligations relating to our employees, various transition services and taxes. For more information about those agreements and our historical relationship with McDermott, see “Relationship with McDermott After the Spin-Off.”

Ms. Salomone served as the President and Chief Executive Officer of Marine Mechanical Corporation (“MMC”) before we acquired MMC in 2007. Prior to our acquisition, the shares of Class A common stock of MMC were owned by an employee stock ownership trust (the “ESOP”), and Ms. Salomone was a participant in the ESOP. In addition, among other former MMC employees, Ms. Salomone owned shares of Class B common stock of MMC and certain options to purchase shares of Class B common stock of MMC. In connection with the acquisition, we deposited a portion of the acquisition price for the Class A shares, the Class B shares and the options in an escrow account, as a means of providing a fund for resolution of any post-closing claims under the indemnification provisions of the acquisition agreement. As of March 31, 2010, the balance of the escrow account was approximately $5.6 million. Under the terms of the escrow arrangement, and subject to certain exceptions, any remaining balance in the escrow account as of May 2011 is scheduled to be released to the ESOP participants and former holders of the Class B shares and the options, including Ms. Salomone, after such date. Ms. Salomone has an approximate 5.2% interest in the funds in the escrow account based on her participation interest in the ESOP and her former ownership of Class B shares and options.

Related Person Transactions Policies and Procedures

We expect that our board will adopt a policy, which will be made available on our website, that will require all employees (including our Named Executive Officers) who have, or whose immediate family members have, any direct or indirect financial or other participation in any business that competes with, supplies goods or services to, or is a customer of ours, to disclose to us and receive written approval from our Corporate Ethics and Compliance department prior to transacting such business. We refer to any such transaction as a related person transaction.

Our employees are expected to make reasoned and impartial decisions in the workplace. As a result, approval of certain business will be denied if we believe that the employee’s interest in such business could influence decisions relative to our business, or have the potential to adversely affect our business or the objective performance of the employee’s work.

Our Corporate Ethics and Compliance department implements our Code of Business Conduct and related policies and the Governance Committee of our Board is responsible for overseeing our Ethics and Compliance Program, including compliance with our Code of Business Conduct. Our Code of Business Conduct provides that all employees (including Named Executive Officers) must ensure that business decisions they make and actions they take on behalf of our company are not influenced by personal considerations or personal relationships and will require appropriate disclosures of potential conflicts of interest.

Additionally, our Governance Committee is responsible for reviewing the professional occupations and associations of our Board members and reviews transactions between B&W and other companies with which our Board members are affiliated.

RELATIONSHIP WITH MCDERMOTT AFTER THE SPIN-OFF

Historical Relationship with McDermott

We are currently a wholly owned subsidiary of McDermott. As a result of this historic parent-subsidiary relationship, in the ordinary course of our business, we and our subsidiaries have received various services provided by McDermott and some of its other subsidiaries, including accounting, treasury, tax, legal, risk management, public affairs, human resources, procurement, information technology and other services. Our historical financial statements include allocations by McDermott of a portion of its overhead costs related to those services. These cost allocations have been determined on a basis that we and McDermott consider to be reasonable reflections of the use of those services.

McDermott’s Distribution of Our Stock

McDermott will be our sole stockholder until completion of the spin-off. In the spin-off, McDermott is distributing its entire equity interest in us to its stockholders in a transaction that is intended to be tax free to McDermott and its U.S. stockholders. The spin-off will be subject to a number of conditions, some of which are more fully described above under “The Spin-Off—Spin-Off Conditions and Termination.”

Agreements Between McDermott and Us

In the discussion that follows, we have described the material provisions of agreements we have entered into with McDermott. The description of those agreements is not complete and is qualified by reference to the terms of the agreements, the forms of which have been filed as exhibits to the registration statement on Form 10 of which this information statement is a part. We encourage you to read the full text of those agreements. Those agreements were developed under the oversight of the Restructuring Committee of the McDermott board of directors, which was formed to oversee an orderly and appropriate separation of our company from McDermott. Because the terms of our separation from McDermott and these agreements are being entered into in the context of a related-party transaction, these terms may not be comparable to terms that would be obtained in a transaction between unaffiliated parties.

Master Separation Agreement

The master separation agreement between McDermott and us governs the separation of our businesses from McDermott, the subsequent distribution of our shares to McDermott stockholders and other matters related to McDermott’s relationship with us.

The Separation. To effect the separation, McDermott will effect a series of transactions which will cause us to succeed to the assets of our business as described in this information statement (which assets may include stock or other equity interests of McDermott subsidiaries). We will also succeed to, and have agreed to perform and fulfill, the liabilities described below. In particular, the master separation agreement generally provides that, upon completion of the separation:

•	we will directly or indirectly hold:

•

all of the assets owned by McDermott or any of its subsidiaries which are reflected on our most recent pro forma combined balance sheet set forth in this information statement, or subsequently-acquired or created assets that would have been reflected on a later-dated balance sheet, and

•

all other assets held by us, McDermott, or any of our respective subsidiaries used primarily in or that primarily relate to our business on or prior to the date of the spin-off, subject to certain exceptions;

•	we will be subject to:

•

all outstanding liabilities reflected on our most recent pro forma, as adjusted combined balance sheet set forth in this information statement, or subsequently-incurred or accrued liabilities that would have been reflected on a later-dated balance sheet,

•	liabilities to the extent relating to, arising out of or resulting from our post-spin-off operations, or any assets owned by us or our subsidiaries as of or after the spin-off, and

•	liabilities we have assumed under the master separation agreement and other ancillary agreements.

The master separation agreement provides that capital stock, assets or liabilities that cannot legally be transferred or assumed prior to the spin-off will be transferred or assumed as soon as practicable following receipt of all necessary consents of third parties and regulatory approvals. In any such case, the master separation agreement provides that the party retaining such capital stock, assets or liabilities will hold the capital stock or assets in trust for the use and benefit of, or retain the liabilities for the account of, the party entitled to the capital stock, assets or liabilities (at the expense of that party), until the transfer or assumption can be completed. The party retaining the capital stock, assets or liabilities will also take any action reasonably requested by the other party in order to place the other party in the same position as would have existed if the transfer or assumption had been completed. Based on the third-party consents and approvals we have already received, we do not anticipate that these provisions will be relied on for any material items.

Except as set forth in the master separation agreement, no party is making any representation or warranty as to the companies, capital stock, assets or liabilities transferred or assumed as a part of the separation and any assets that may be transferred will be transferred on an “as is, where is” basis. As a result, we and McDermott each have agreed to bear the economic and legal risks that any conveyances of capital stock or assets are insufficient to vest good and marketable title to such capital stock or assets, as the case may be, in the party who should have title under the master separation agreement. The master separation agreement also provides that the spin-off is subject to the conditions described under “The Spin-Off—Spin-Off Conditions and Termination.”

Surety Instruments and Guarantees. The master separation agreement requires that we and McDermott use our commercially reasonable efforts to terminate (or have us or one of our subsidiaries substituted for McDermott, or McDermott or one of its subsidiaries substituted for us, as applicable, under) all existing guarantees by one party of obligations relating to the business of the other party, including financial, performance and other guarantee obligations. We also have agreed with McDermott that we will use our commercially reasonable efforts to have us or one of our subsidiaries substituted for McDermott under letters of credit or other surety instruments issued by third parties for the account of McDermott or any of its subsidiaries but on behalf of our business. In the event we are unable to be substituted under existing surety instruments or issue replacement surety instruments, we will otherwise reach agreement with McDermott prior to the spin-off to satisfy any requirements for surety instruments and will indemnify McDermott for the value of the applicable instruments.

Insurance. The master separation agreement provides that, to the extent permitted by the terms of the applicable policy, we and our directors, officers and employees will continue to have (as successors-in-interest) all rights we and they had immediately prior to the spin-off, with respect to events that occurred prior to the spin-off, as a subsidiary, affiliate, division, director, officer or employee of McDermott under any McDermott insurance policy with a third-party carrier. McDermott will have no liability if any insurance policy is terminated, is not renewed or extended, or is insufficient or unavailable.

Intellectual Property. In connection with the separation, we will generally assign to McDermott all intellectual property rights to the extent not exclusively used in our business, and McDermott will grant us a perpetual, nonexclusive, royalty-free license in all such intellectual property. We will retain all rights in our trademarks, and in intellectual property exclusively used in our business and other specified intellectual property.

Access to Information. Subject to applicable confidentiality provisions and other restrictions, we and McDermott will each give each other any information in our possession that the requesting party reasonably needs (1) to comply with requirements imposed on the requesting party by a governmental authority, (2) for use in any proceeding to satisfy audit, accounting, insurance claims, regulatory, litigation or other similar requirements, (3) to comply with its obligations under the master separation agreement and other ancillary agreements or (4) for any other significant business need as mutually determined in good faith by the parties.

Indemnification and Release. In general, under the master separation agreement, we have agreed to indemnify McDermott and its representatives and affiliates against certain liabilities from third-party claims to the extent relating to, arising out of or resulting from:

•	our failure to discharge any of our liabilities or any of our agreements;

•	the operation of our business, whether before or after the spin-off; and

•

any untrue statement or alleged untrue statement of a material fact or material omission or alleged material omission in the registration statement of which this information statement is a part, other than certain information relating to McDermott.

We have also agreed to indemnify McDermott and its representatives and affiliates against 50% of the amount of liabilities from any third-party claims asserted after the distribution date to the extent relating to certain discontinued operations conducted prior to the distribution date that are not directly attributable or related to either McDermott’s offshore oil and gas construction business or our business.

In general, under the master separation agreement, McDermott has agreed to indemnify us and our representatives and affiliates against certain liabilities from third-party claims to the extent relating to, arising out of or resulting from:

•	the failure of McDermott to discharge any liability of McDermott or any McDermott agreement that is not transferred to us;

•	the operation of McDermott’s business (other than our business), whether before or after the spin-off; and

•

any untrue statement or alleged untrue statement of a material fact or material omission or alleged material omission in the registration statement of which this information statement is part, only for certain information relating to McDermott.

McDermott has also agreed to indemnify us and our representatives and affiliates against 50% of the amount of liabilities from any third-party claims asserted after the distribution date to the extent relating to certain discontinued operations conducted prior to the distribution date that are not directly attributable or related to either McDermott’s offshore oil and gas construction business or our business.

Under the master separation agreement, we generally release McDermott and its affiliates, agents, successors and assigns, and McDermott generally releases us and our affiliates, agents, successors and assigns, from any liabilities between us or our subsidiaries on the one hand, and McDermott or its subsidiaries on the other hand, arising from acts or events occurring on or before the spin-off, including acts or events occurring in connection with the separation or distribution. This release will include the release of a net intercompany payable in an approximate amount of $200 million as of December 31, 2009 currently owed to B&W by certain subsidiaries of ours that will be transferred to McDermott in connection with the spin-off. One of our subsidiaries also owes approximately $320 million under a promissory note to another subsidiary of McDermott (and, as a result of certain pre-spin restructuring transactions, including the transfer of that subsidiary to McDermott, our consolidated group will be effectively relieved of any continuing obligations relating to that promissory note). The general release does not apply to obligations under the master separation agreement or any ancillary agreement or to specified ongoing contractual arrangements.

Termination. The master separation agreement provides that it may be terminated at any time before the spin-off by McDermott in its sole discretion.

Tax Sharing Agreement

We and a subsidiary of McDermott (the “McDermott Party”) have entered into a tax sharing agreement that will govern the respective rights, responsibilities and obligations of McDermott and its subsidiaries, and us with respect to taxes and tax benefits, the filing of tax returns, the control of audits and other tax matters. References in this summary description of the tax sharing agreement to the terms “tax” or “taxes” mean taxes as well as any interest, penalties, additions to tax or additional amounts in respect of such taxes.

The results of U.S. operations of McDermott and/or certain of its subsidiaries are currently reflected in our consolidated return for U.S. federal income tax purposes and/or certain consolidated, combined and unitary returns for state, local and foreign tax purposes. However, for periods (or portions thereof) beginning after the transaction in which McDermott and its subsidiaries are separated from us (the “Separation Transaction”), McDermott and its subsidiaries generally will not join with us in the filing of any federal, state, local or foreign consolidated, combined or unitary tax returns.

Under the tax sharing agreement, for any tax period (or portion thereof), we will generally be responsible for paying all U.S. federal, state, local and foreign income taxes that are imposed on us and our subsidiaries, and the McDermott Party will be responsible for paying all U.S. federal, state, local and foreign income taxes that are imposed on McDermott and its subsidiaries. However, for tax periods (or portions thereof) ending on or prior to the date of the Separation Transaction, we will also be responsible for paying all U.S. federal, state, local and foreign income taxes relating to an intercompany borrowing by one of our affiliates.

We and the McDermott Party generally will not be required to reimburse one another for the use by one party or its affiliates of tax benefits attributable to the other party or its affiliates. However, we will have an obligation to reimburse the McDermott Party, and the McDermott Party will have an obligation to reimburse us, for:

•

tax benefits arising as a result of an audit or other required adjustment occurring after the date of the Separation Transaction that are attributable to one party or its affiliates and used by the other party or its affiliates during tax periods (or portions thereof) ending on or prior to the date of the Separation Transaction; and

•

tax benefits arising after the date of the Separation Transaction that are attributable to one party or its affiliates and that are carried back under applicable tax law and used by the other party or its affiliates during tax periods (or portions thereof) ending on or prior to the date of the Separation Transaction.

Notwithstanding the tax sharing agreement, under U.S. Treasury Regulations, each member of a U.S. consolidated group is severally liable for the U.S. federal income tax liability of each other member of such consolidated group. Accordingly, with respect to periods in which certain subsidiaries of McDermott have been included in our U.S. consolidated group, we and our subsidiaries could be liable to the U.S. Government for any U.S. federal income tax liability incurred, but not discharged, by those McDermott subsidiaries. However, if any such liability were imposed, we would generally be entitled to be indemnified by the McDermott Party for tax liabilities attributable to it under the tax sharing agreement.

We will be responsible for preparing and filing all consolidated, combined and unitary tax returns that include us or our subsidiaries and McDermott or its subsidiaries (regardless of when the tax period ends), or that include solely us or our subsidiaries, and the McDermott Party will be responsible for preparing and filing all consolidated, combined and unitary tax returns that include solely McDermott or its subsidiaries. The party that files a tax return will have the authority to respond to and appear in all tax proceedings, including tax audits, involving any taxes or any deemed adjustment to taxes reported on such tax return, except with respect to (1) those portions of such return that relate exclusively to the other party and (2) certain specified issues over which we will have exclusive audit control. The tax sharing agreement further provides for cooperation between us and the McDermott Party with respect to tax matters, the exchange of information and the retention of records that may affect the tax liabilities of the parties to the agreement.

To the extent permitted by applicable tax law, we and the McDermott Party will treat any payments made under the tax sharing agreement as a capital contribution or distribution (as applicable) immediately prior to the Separation Transaction, and accordingly, as not includible in the taxable income of the recipient.

In the event that the Separation Transaction and/or certain related transactions were to fail to qualify for tax-free treatment, we would generally be responsible for all of the tax imposed on us or McDermott and its subsidiaries resulting from such failure. However, if such failure resulted from actions or failures to act by McDermott or its subsidiaries, the McDermott Party would be responsible for such tax.

THIS SUMMARY IS QUALIFIED BY REFERENCE TO THE FULL TEXT OF THE TAX SHARING AGREEMENT, A FORM OF WHICH HAS BEEN FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT ON FORM 10 OF WHICH THIS INFORMATION STATEMENT IS A PART.

Employee Matters Agreement

We and McDermott have entered into an employee matters agreement, which provides that each of McDermott and B&W will have responsibility for its own employees and compensation plans. The agreement contains provisions concerning benefit protection for McDermott employees, treatment of holders of McDermott stock options, restricted stock, restricted stock units, deferred stock units and performance shares, and cooperation between us and McDermott in the sharing of employee information and maintenance of confidentiality.

Treatment of Retirement, Health and Welfare Plans. In general, our employees currently participate in various retirement, health and welfare, and other employee benefit plans. Following the spin-off, we anticipate that our employees will generally continue to participate in the same plans or will participate in similar plans and arrangements that we will establish and maintain. Pursuant to the employee matters agreement, effective as of the distribution date, we and McDermott will each retain responsibility for our respective employees and compensation plans.

In several locations outside the United States, it likely will not be feasible to establish retirement or welfare plans due to the small number of employees at those locations. In those situations, we will establish alternative compensation or benefit programs to comply with our obligations to affected employees.

Treatment of Stock-Based Awards. The employee matters agreement also provides for the adjustments and replacement awards to be made with respect to options to purchase shares of McDermott common stock, McDermott shares of restricted stock, restricted stock units, deferred stock units and performance shares, as described under “The Spin-Off—Treatment of Stock-Based Awards.”

Entitlement to Tax Deductions. We will be entitled to claim all tax deductions for compensation arising after the spin-off from the exercise of substitute B&W options, the vesting of B&W restricted stock, restricted stock unit, deferred stock unit and performance share awards held by current or former employees of ours, and McDermott will not claim any such deduction. McDermott will be entitled to claim all tax deductions for compensation arising after the spin-off from the exercise of adjusted McDermott options or substitute B&W options, the vesting of McDermott restricted stock, restricted stock unit, deferred stock unit and performance share awards or B&W restricted stock, restricted stock unit, deferred stock unit and performance share awards held by current or former McDermott employees, and we will not claim any such deduction.

Transition Services Agreements

We and McDermott have entered into transition services agreements under which we and McDermott will provide and/or make available various administrative services and assets to each other, for specified periods beginning on the distribution date. The services McDermott will provide us will include:

•	accounting services;

•	executive consulting services;

•	human resources services;

•	information technology services;

•	investor relations services;

•	legal services;

•	risk management services;

•	tax services; and

•	treasury services.

The services we will provide to McDermott will include:

•	accounting services;

•	human resources services;

•	information technology services;

•	legal services;

•	risk management services;

•	tax services; and

•	treasury services.

In consideration for such services, we and McDermott will each pay fees to the other for the services provided, and those fees will generally be in amounts intended to allow the party providing services to recover all of its direct and indirect costs incurred in providing those services.

The personnel performing services under the transition services agreements will be employees and/or independent contractors of the party providing the service and will not be under the direction or control of the party to whom the service is being provided.

The transition services agreements will also contain customary mutual indemnification provisions.

Any extension or renewal of services under any transition services agreement beyond the period specified with respect to such service will be subject to the mutual agreement of McDermott and us.

MANAGEMENT

Directors and Executive Officers

Under Delaware law, the business and affairs of B&W will be managed under the direction of its board of directors. The B&W certificate of incorporation and bylaws provide that the number of directors may be fixed by the board from time to time. As of the distribution date, the board of directors of B&W is expected to consist of the individuals listed below (with their ages as of June 30, 2010). The present principal occupation or employment and five-year employment history of each individual (other than Mr. Bethards, our President and Chief Executive Officer, whose employment history follows the list of our executive officers below) follows the list below. Each of the individuals listed below is a citizen of the United States.

Name	Age
Brandon C. Bethards	62
John A. Fees.	52
Robert W. Goldman	68
Stephen G. Hanks	60
Oliver D. Kingsley, Jr.	67
D. Brad McWilliams	68
Richard W. Mies	66

Mr. Fees has been Chief Executive Officer of McDermott since October 2008. He joined McDermott in 1979 and served as President and Chief Executive Officer of B&W from January 2007 to October 2008; President and Chief Operating Officer of BWX Technologies, Inc., a subsidiary of B&W, from September 2002 to January 2007; and President, General Manager of BWXT Services, Inc., a subsidiary of BWX Technologies, Inc., from September 1997 to November 2002. His earlier positions at subsidiaries of B&W include Vice President and General Manager. Mr. Fees has been a director of McDermott since October 2008.

Since October 2002, Mr. Goldman has served as an independent financial consultant. Previously, Mr. Goldman worked for Conoco Inc., an international, integrated energy company and predecessor to ConocoPhillips, from 1988 to 2002, most recently as Senior Vice President, Finance and Chief Financial Officer from 1998 to 2002. He formerly served as the Vice President, Finance of the World Petroleum Council from 2002 to 2008. He has also served as a director of El Paso Corporation since 2003, Parker Drilling Company since 2005 and Tesoro Corporation since 2004. Mr. Goldman has been a director of McDermott since November 2005.

From November 2007 until his retirement in January 2008, Mr. Hanks was President of the Washington Division of URS Corporation, an engineering, construction and technical services company, and he also served as a member of URS Corporation’s Board of Directors during that time. Previously, from June 2001 to November 2007 he was President and CEO of Washington Group International, Inc., an integrated engineering, construction and management services company which was acquired by URS Corporation in 2007, and also served on its Board of Directors. Mr. Hanks has also served as a director of Lincoln Electric Holdings, Inc. since 2006. Mr. Hanks has been a director of McDermott since May 2009.

Until his retirement in November 2004, Mr. Kingsley served as President and Chief Operating Officer of Exelon Corporation, an integrated utility company, from May 2003, Senior Executive Vice President from February 2002 and President and Chief Nuclear Officer from October 2000. Mr. Kingsley also served as President and Chief Executive Officer of Exelon’s subsidiary, Exelon Generation, from February 2000 to November 2004 and as President and Chief Nuclear Officer of Unicom Corporation, an integrated electric utility company, from November 1997 to October 2000. Mr. Kingsley has also served as a director of FPL Group, Inc. since 2007 and is the Associate Dean for Special Projects at the Sam Ginn College of Engineering, Auburn University. Mr. Kingsley has been a director of McDermott since November 2004.

From April 1995 until his retirement in April 2003, Mr. McWilliams was Senior Vice President and Chief Financial Officer of Cooper Industries Ltd., a worldwide manufacturer of electrical products, tools and hardware. He was Vice President of Cooper Industries from 1982 until April 1995. Mr. McWilliams previously served as a director of Kronos Incorporated from 1993 to 2005. Mr. McWilliams has been a director of McDermott since July 2003.

Admiral Mies is a Retired Admiral, United States Navy. He served in the U.S. Navy for 35 years, including most recently as Commander in Chief of the U.S. Strategic Command for the U.S. Air Force and U.S. Navy strategic nuclear forces from 1998 until his retirement from the Navy in 2002. Following his retirement from the Navy until 2007, he served as Senior Vice President of Science Applications International Corporation, a provider of scientific and engineering applications for national security, energy, environment, critical infrastructure and health. Since 2007, he has been Chief Executive Officer and President of The Mies Group, Ltd. (a consulting firm). He has also served as a director of Exelon Corporation since 2009 and Mutual of Omaha Insurance Company since 2002. Mr. Mies has been a director of McDermott since August 2008.

We expect that Messrs. Hanks and McWilliams will continue to serve on the board of directors of McDermott after the completion of the spin-off, while the other persons named above are expected to resign from the McDermott board of directors upon completion of the spin-off.

The individuals listed below (with their ages as of June 30, 2010) are expected to be executive officers of B&W as of the distribution date. The business address of each of the individuals listed below is c/o The Babcock & Wilcox Company, The Harris Building, 13024 Ballantyne Corporate Place, Suite 700, Charlotte, North Carolina 28277. Each of the individuals listed below is a citizen of the United States.

Name	Age	Position
Vangel Athanas	54	Vice President of Human Resources
Brandon C. Bethards	62	President and Chief Executive Officer
David S. Black	48	Chief Accounting Officer
James D. Canafax	39	Senior Vice President, General Counsel and Corporate Secretary
S. Robert Cochran	57	President of Babcock & Wilcox Technical Services Group, Inc.
Richard L. Killion	62	President and Chief Operating Officer of Babcock & Wilcox Power Generation Group, Inc.
Christofer M. Mowry	48	President of Babcock & Wilcox Nuclear Energy, Inc.
Winfred D. Nash	66	President of Babcock & Wilcox Nuclear Operations Group, Inc.
Mary P. Salomone	50	Chief Operating Officer
Michael S. Taff	48	Senior Vice President and Chief Financial Officer

Vangel Athanas has served as our Vice President of Human Resources since joining B&W in August 2008. Prior to joining B&W, Mr. Athanas served with Computer Sciences Corporation, an information technology outsourcing and services provider, from 1995 until August 2008, including his most recent position as the Vice President Human Resources of World Sourcing Services from April 2007 to August 2008. Mr. Athanas previously served as the Director Human Resources, Global Transformation Solutions of Computer Sciences Corporation from April 2004 to April 2007. Prior to that, Mr. Athanas was employed by the Electric Boat Division of General Dynamics from 1979 to 1995 in increasingly responsible human resources roles.

Brandon C. Bethards has served as our President and Chief Executive Officer since November 2008, having previously served as Interim Chief Executive Officer since September 2008. He joined Babcock & Wilcox Power Generation Group, Inc. (“B&W PGG”) in the early 1970s and served most recently as President of B&W PPG from January 2007 to October 2008 and Senior Vice President and General Manager of B&W PPG’s Fossil Power Division from February 2001 to January 2007. His earlier positions with B&W PPG included Vice President of Business Development, General Manager, District Engineer and Field Service Engineer.

David S. Black will serve as our Chief Accounting Officer upon the effectiveness of the spin-off. Mr. Black has served as our Vice President and Controller since January 2007 and Vice President and Controller of BWXT from September 2003 to January 2007. He joined BWXT in 1991 as General Accounting Manager for the Nuclear Environmental Services Division. Other positions he held with B&W include Financial Services Manager for the ASD Service Center Division, Controller for B&W Federal Services, Inc., and Controller for BWXT Services, Inc.

James D. Canafax will serve as our Senior Vice President, General Counsel and Corporate Secretary upon the effectiveness of the spin-off. Mr. Canafax has been an Assistant General Counsel of McDermott since January 2007. Mr. Canafax joined McDermott in July 2001 as Counsel and Contracts Manager for J. Ray McDermott, Inc. In July 2004, he was named Senior Counsel, Legal Manager and Assistant Secretary for J. Ray McDermott, Inc. and served in this position through December 2006. Prior to joining J. Ray McDermott, Inc., he was with Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P.

S. Robert Cochran has served as President of Babcock & Wilcox Technical Services Group, Inc. since July 2006. He joined our company as Senior Vice President of Strategic Development for BWXT, in which position he served from June 2005 through July 2006. Prior to joining B&W, Mr. Cochran served as Senior Vice President of Tyco Infrastructure and President of Kaiser Group International, Inc.

Richard L. Killion was named President and Chief Operating Officer of B&W PGG in November 2008. He previously served as Interim President of B&W PGG since September 2008. He joined B&W in 1970 and previously served as Vice President and General Manager of B&W PGG’s Fossil Power Division, where he served from May 2007 to September 2008, Vice President of B&W’s Fossil Steam Generating Systems from June 2006 to May 2007 and Director of Global Joint Ventures from May 2002 to June 2006. His earlier positions with B&W PGG include General Manager of Babcock & Wilcox Beijing Company Ltd.

Christofer M. Mowry has served as President of Babcock & Wilcox Nuclear Energy, Inc. since April 2010. From June 2009 until April 2010 he served as President of Babcock & Wilcox Modular Nuclear Energy, LLC, which is now a subsidiary of Babcock & Wilcox Nuclear Energy, Inc. He joined B&W in August 2008, serving as Senior Vice President and Chief Business Development Officer until June 2009. Prior to joining B&W, Mr. Mowry served as President and Chief Operating Officer of Welding Services, Inc., an energy services company located in Atlanta, Georgia, from January 2005 through June 2008. Previously, he held various global management positions with GE Energy from June 1995 until January 2005, after spending 11 years with the utility PECO Energy.

Winfred D. Nash has served as President of Babcock & Wilcox Nuclear Operations Group, Inc. (“B&W NOG”) since November 2007. He joined B&W in the late 1960s and previously served as President of our Nuclear Operations Division from September 2006 to November 2007 and as Vice President and General Manager of BWXT from March 2001 to September 2006. His earlier positions within our Nuclear Government Operations group included a major leadership role with Operations, Quality Control and Program Management.

Mary P. Salomone has served as our Chief Operating Officer since January 2010. Most recently she served as Manager of Business Development for B&W NOG from January 2009 until January 2010. She also served as Manager of Strategic Acquisitions for B&W NOG from January 2008 to January 2009. From 1998 through December 2007, Ms. Salomone served as an officer of Marine Mechanical Corporation, which was acquired by us in May 2007, including as President and Chief Executive Officer from 2001 through December 2007. Ms. Salomone previously served with two of B&W’s operating divisions, Nuclear Equipment Division and Fossil Power Division, from 1982 until 1998, in a variety of positions. These positions included Manager of Navy Contracts, Project Manager and Manager of Quality Assurance Engineering.

Michael S. Taff will serve as our Senior Vice President and Chief Financial Officer upon the effectiveness of the spin-off. Mr. Taff has served as Senior Vice President and Chief Financial Officer of McDermott since April 2007. He joined McDermott in June 2005 as its Vice President and Chief Accounting Officer. Prior to joining McDermott, Mr. Taff served as Vice President and Chief Financial Officer of HMT Inc., an engineering and construction company, from June 2004 to June 2005 and as Vice President and Corporate Controller of Philip Services Corporation, a provider of industrial, environmental, transportation and container services, from September 1994 to May 2004.

Board of Directors

As of the distribution date, we expect that our board of directors will consist of 7 directors. The New York Stock Exchange requires that a majority of our board of directors qualify as “independent” according to the rules and regulations of the SEC and the New York Stock Exchange. We intend to comply with those requirements.

Upon completion of the spin-off, our directors will be divided into three classes serving staggered three-year terms. Class I directors will have an initial term expiring in 2011, Class II directors will have an initial term expiring in 2012 and Class III directors will have an initial term expiring in 2013. Class I will be comprised of Messrs. Bethards, Kingsley and McWilliams, Class II will be comprised of Messrs. Goldman and Hanks, and Class III will be comprised of Mr. Fees and Admiral Mies.

At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. Following this classification of the board, in general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Committees of Our Board of Directors

Upon completion of the spin-off, the committees of our board of directors are expected to consist of an Audit Committee, a Governance Committee, a Compensation Committee and an Environmental, Health and Safety Committee.

Each of the Audit, Governance and Compensation Committees will be comprised entirely of independent nonmanagement directors. Our board of directors will adopt a written charter for each committee, which will be posted on our Web site prior to the distribution date. The expected members of the committees are identified in the following table.

Board Committee
Director	Audit	Compensation	Governance	Environmental, Health and Safety
John A. Fees				✓
Robert W. Goldman	✓	✓	✓	✓
Stephen G. Hanks	✓	✓	✓	✓
Oliver D. Kingsley, Jr.	✓	✓	✓	✓
D. Brad McWilliams	✓	✓	✓	✓
Richard W. Mies	✓	✓	✓	✓

We expect that Mr. Goldman will be the chairman of the Audit Committee; Mr. Kingsley will be the chairman of the Compensation Committee; Mr. McWilliams will be the chairman of the Governance Committee; and Admiral Mies will be the chairman of the Environmental, Health and Safety Committee.

Audit Committee. The Audit Committee’s role will be financial oversight. Our management will be responsible for preparing financial statements, and our independent registered public accounting firm will be responsible for auditing those financial statements. The Audit Committee will not be providing any expert or special assurance as to our financial statements or any professional certification as to the independent registered public accounting firm’s work.

The Audit Committee will be directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The committee, among other things, will also review and discuss our audited financial statements with management and the independent registered public accounting firm.

Our board has determined that Messrs. Goldman, Hanks, Kingsley and McWilliams and Admiral Mies each qualify as an “audit committee financial expert” within the definition established by the SEC.

Compensation Committee. The Compensation Committee will have overall responsibility for our officer compensation plans, policies and programs and will have the authority to engage and terminate any compensation consultant or other advisors to assist the committee in the discharge of its responsibilities. Please see the “Executive Compensation—Compensation Discussion and Analysis” for information about our executive officer compensation.

Governance Committee. The Governance Committee, in addition to other matters, will recommend to our board of directors: (1) the qualifications, term limits and nomination and election procedures relating to our directors; (2) nominees for election to our board of directors; and (3) compensation of nonmanagement directors.

The Governance Committee has determined that a candidate for election to our board of directors must meet specific minimum qualifications. The Governance Committee considers each candidate’s:

•	record of integrity and ethics in his/her personal and professional life;

•	record of professional accomplishment in his/her field;

•	preparedness to represent the best interests of our stockholders;

•	personal, financial or professional interest in any competitor of ours; and

•

preparedness to participate fully in board activities, including active membership on at least one board committee and attendance at, and active participation in, meetings of the board and the committee(s) of which he or she is a member, and lack of other personal or professional commitments that would, in the Governance Committee’s sole judgment, interfere with or limit his or her ability to do so.

In addition, the Governance Committee also considers it desirable that candidates possess the following qualities or skills:

•	each candidate should contribute positively to the collaborative culture among board members; and

•	each candidate should possess professional and personal experiences and expertise relevant to our businesses and industries.

While B&W does not have a specific policy addressing board diversity, the board recognizes the benefits of a diversified board and believes that any search for potential director candidates should consider diversity as to gender, ethnic background and personal and professional experiences.

The Governance Committee will solicit ideas for possible candidates from a number of sources—including members of the board, our senior level executives and individuals personally known to the members of the board.

Any stockholder may nominate one or more persons for election as one of our directors at an annual meeting of stockholders if the stockholder complies with the notice, information and consent provisions contained in our bylaws.

The Governance Committee will consider candidates identified through the processes described above and will evaluate each of them, including incumbents, based on the same criteria. The Governance Committee will also take into account the contributions of incumbent directors as board members and the benefits to us arising from their experience on the board. Although the Governance Committee will consider candidates identified by stockholders, the Governance Committee has sole discretion whether to recommend those candidates to the board.

Each expected B&W director brings a strong and unique background and set of skills to the Board, giving the Board as a whole competence and experience in a wide variety of areas. The following experiences and qualifications were considered in concluding each individual would be an appropriate member of the board of directors of B&W:

Mr. Bethards has been affiliated with B&W for 36 years, having started with the predecessor to B&W PGG in the early 1970s. He has held a number of management positions within the B&W organization, including most recently as President and Chief Executive Officer. His tenure with the company, experience in the power industry and in depth knowledge of the operations and culture of B&W make him highly qualified to serve our stockholders.

Mr. Fees’ service as Chief Executive Officer of McDermott and member of McDermott’s board of directors makes him well qualified to serve as Chairman of the Board of B&W. Prior to becoming McDermott’s Chief Executive Officer in 2008, Mr. Fees led a distinguished career at B&W for nearly 30 years. During his time with B&W, Mr. Fees held numerous management positions within B&W’s Government Operations segment, including President and Chief Operating Officer, and served as B&W’s President and Chief Executive Officer. Mr. Fees’ experiences provide him with extensive knowledge of B&W’s businesses and strong leadership skills. Mr. Fees also currently serves on the Board of Directors of the Nuclear Energy Institute.

Mr. Goldman has an extensive background in corporate finance. While serving as Chief Financial Officer of Conoco, Inc., Mr. Goldman played vital roles in the initial public offering and split-off of Conoco, Inc. from DuPont and the subsequent merger of Conoco and Phillips Petroleum. Mr. Goldman chairs the finance committee of El Paso Corporation and the governance committee of Tesoro Corporation while serving on the audit committees of both companies and the compensation committee of Parker Drilling Company. He is a member of the Executive Committee of the Board of Trustees of Kenyon College and chairs its Budget, Finance and Audit Committee. He also chaired McDermott’s Finance Committee and served as a member of its Audit Committee. This experience will benefit him as the expected Chairman of B&W’s Audit Committee and as a member of the Audit Committee.

Mr. Hanks served as Chief Executive Officer and a member of the board of Washington Group International for eight years. That company was acquired by URS Corporation, a publicly traded engineering, construction and technical services firm and one of the companies in our Custom Peer Group. He has extensive financial experience, having served as Chief Financial Officer of Morrison Knudsen Corporation, and he currently serves on the audit committee of Lincoln Electric Holdings, Inc.

Mr. Kingsley brings vast knowledge of the nuclear power generation business to the board of B&W. He serves on the board of FPL, Inc., a provider of electricity related services, and previously served as President and Chief Operating Officer of Exelon Corporation, an integrated utility company and a customer and supplier to one of our principal operating subsidiaries. He previously served as President of the World Association of Nuclear Operators. Throughout his career, Mr. Kingsley has had direct operating and oversight responsibility for major U.S. nuclear power plants. He is a member of the National Academy of Engineering and has received numerous awards given in the United States for nuclear excellence and achievement. His experience in the field of nuclear power operations, maintenance and engineering is valuable to us as a strategic resource for our operations. He currently serves on the nuclear and audit committees of FPL, Inc.

Mr. McWilliams has an extensive background in public accounting and is a Certified Public Accountant and licensed attorney. He served as Chief Financial Officer of Cooper Industries for nine years and in other financial and legal functions for over 22 years. In addition, he served for 12 years as chairman of the audit committee of another public company.

Admiral Mies’ distinguished career as a nuclear submariner in the U.S. Navy and as a former Senior Vice President of Science Applications International Corporation has provided him with extensive experience in nuclear operations, executive leadership and U.S. Government procurement activities. He served as the Senior Operations Commander of the U.S. Submarine Force and as the Commander in Chief of U.S. Strategic Command. He brings to the Board an extensive understanding of the U.S. Government, the single largest customer of B&W. He serves on the boards of Exelon Corporation and Mutual of Omaha and has extensive audit and governance committee experience.

Our Governance Committee will have primary oversight responsibility for our compliance and ethics program, excluding certain oversight responsibilities assigned to the Audit Committee. In conjunction with the Compensation Committee, the Governance Committee will oversee the annual evaluation of our Chief Executive Officer.

Director Compensation

Our nonemployee directors will receive compensation for their service on the board. We expect the cash compensation for our nonemployee directors will consist of the following:

•	an annual retainer of $45,000 (prorated for partial terms); and

•	a fee of $2,500 for each board meeting personally attended, $1,750 for each committee meeting personally attended and $1,000 for each board and committee meeting attended by telephone.

We expect the chairs of board committees, the Non-Executive Chairman and the Lead Director will receive additional annual retainers as follows (pro-rated for partial terms):

•	the chair of the Audit Committee: $20,000;

•	the chair of the Compensation Committee: $15,000;

•	the chair of the Governance Committee: $10,000;

•	the chair of the Environmental, Health and Safety Committee: $15,000;

•	the Non-Executive Chairman: $175,000; and

•	the Lead Director: $10,000.

In addition, we also expect our nonemployee directors will receive annual stock-based awards with a value of $110,000, subject to future adjustments as the Governance Committee and our board of directors may approve. In addition, Mr. Fees will receive a grant of stock-based awards with a value of $110,000 following the completion of the spin-off.

Our nonemployee directors will also be reimbursed for any expenses associated with attending board or committee meetings.

Executive Compensation

Our executive compensation program is described in “Executive Compensation—Compensation Discussion and Analysis.”

Compensation Policies and Practices and Risk

The McDermott Compensation Committee has concluded that risks arising from McDermott’s compensation policies and practices for McDermott employees (including our employees) are not reasonably likely to have a materially adverse effect on McDermott. In reaching this conclusion, the McDermott Compensation Committee considered the policies and practices in the following paragraph.

The McDermott Compensation Committee regularly reviews the design of significant compensation programs with the assistance of its compensation consultant. We believe these compensation programs motivate and retain our employees while allowing for appropriate levels of business risk through the following features:

•

Reasonable Compensation Programs—Using the elements of total direct compensation, the McDermott Compensation Committee seeks to provide compensation opportunities for employees targeted at or near the median compensation of comparable positions in the market. As a result, we believe the total direct compensation of employees provides a reasonable and appropriate mix of cash and equity, annual and longer-term incentives, and performance metrics.

•

Emphasize Long-Term Incentive Over Annual Incentive Compensation—Long-term incentive compensation typically makes up a larger percentage of a participating employee’s target total direct compensation than annual incentive compensation. Incentive compensation helps drive performance and align the interests of employees with those of shareholders. However, tying a significant portion of an employee’s total direct compensation to long-term incentives (which typically vest over a period of three or more years) also helps to promote longer-term perspectives regarding company performance.

•

Long-Term Incentive Compensation Subject to Forfeiture—The McDermott Compensation Committee may terminate any outstanding stock award if the recipient (1) is convicted of a misdemeanor involving fraud, dishonesty or moral turpitude or a felony, or (2) engages in conduct that adversely affects or may reasonably be expected to adversely affect McDermott’s business reputation or economic interests.

•

Linear and Capped Incentive Compensation Payouts—The McDermott Compensation Committee establishes financial performance goals which are used to plot a linear payout formula for annual and long-term incentive compensation, eliminating payout “cliffs” between the established performance goals. The maximum payout for both the annual and long-term incentive compensation is capped at 200% percent of target.

•

Use of Multiple and Appropriate Performance Metrics—Utilizing diversified performance measures helps prevent compensation opportunities from being overly weighted toward the performance result of a single measure. In general, McDermott’s incentive programs are historically based on a mix of financial and individual goals. Additionally, McDermott’s primary financial performance metric has been a mix of consolidated and segment operating income. Compared to other financial metrics, operating income is a measure of the profitability of McDermott’s business, which helps drive accountability at McDermott’s operating segments, thereby reducing risks related to incentive compensation by putting the focus on quality of revenues not quantity.

•

Stock Ownership Guidelines—McDermott’s executive officers and directors are subject to share ownership guidelines, which also helps promote longer-term perspectives and align the interests of McDermott’s executive officers and directors with those of McDermott’s shareholders.

We expect that the B&W Compensation Committee will establish similar policies and practices.

Compensation Committee Interlocks and Insider Participation

None of our executive officers have served as members of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

Security Ownership of Executive Officers and Directors

We are currently wholly owned by McDermott. Immediately following the spin-off, McDermott will not own any shares of our common stock. None of our officers or directors own any shares of our common stock, but those who own unrestricted shares of McDermott common stock will be treated the same as any other holder of McDermott common stock in any distribution by McDermott and, accordingly, will receive shares of our common stock in the spin-off. As described under “—Treatment of Stock-Based Awards,” our executive officers and directors will receive stock options, shares of restricted stock, restricted stock units and deferred stock units in respect of our common stock following the closing of the spin-off.

The following table sets forth the McDermott common stock, stock options, shares of restricted stock, restricted stock units and deferred stock units held by our directors and our executive officers, as of [            ], and the number of shares of our common stock that will be held by our directors and our executive officers immediately upon completion of the spin-off, assuming there are no changes in each person’s holdings of McDermott securities since [            ] and based on our estimates as of [            ] assuming the distribution of one share of our common stock for every [            ] shares of McDermott common stock, with no fractional shares:

Name	Shares of McDermott Common Stock Owned(1)	McDermott Stock Options(2)	McDermott Restricted Stock, Restricted Stock Units and Deferred Stock Units(3)	Shares of B&W Common Stock(4)
John A. Fees
Robert W. Goldman
Stephen G. Hanks
Oliver D. Kingsley, Jr.
D. Brad McWilliams
Richard W. Mies
Brandon C. Bethards
Michael S. Taff
Richard L. Killion
Christofer M. Mowry
Winfred D. Nash
All directors and executive officers (16 individuals)

(1)	Each director and executive officer holds less than 1% of McDermott’s outstanding common stock.
(2)	Reflects shares of McDermott common stock that can be acquired within 60 days upon the exercise of stock options.
(3)	Reflects shares of restricted stock. Also includes shares underlying restricted stock units and deferred stock units that can be acquired within 60 days.
(4)

The number of B&W shares listed in the table reflects the substitution of B&W equity awards in the spin-off in respect of options to purchase shares of McDermott stock, McDermott shares of restricted stock, restricted stock units and deferred stock units, in each case as described in “—Treatment of Stock-Based Awards.” The numbers include: shares of common stock; shares of common stock that can be acquired within 60 days upon the exercise of stock options; shares of restricted stock; and shares underlying restricted stock units and deferred stock units that can be acquired within 60 days.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis, or CD&A, provides information relevant to understanding the 2009 compensation of our executive officers identified in the Summary Compensation Table below under the caption “Compensation of Executive Officers,” whom we refer to as our Named Executives. The following discussion also contains statements regarding future individual and company performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management’s expectations or estimates of results or other guidance. We caution investors not to apply these statements to other contexts.

Summary

The Babcock & Wilcox Company is currently a wholly owned subsidiary of McDermott, which will, following the spin-off, own the subsidiaries that currently conduct the operations of McDermott’s Power Generation Systems and Government Operations segments. For purposes of this CD&A, unless the context otherwise indicates or requires, we use “B&W” to refer to McDermott’s Power Generation Systems and Government Operations segments, collectively. Our executive compensation program has been designed by the Compensation Committee of McDermott’s Board of Directors (“McDermott’s Compensation Committee”). Historically, including during 2009, McDermott’s senior management, in consultation with our senior management, has supported McDermott’s Compensation Committee in administering the compensation matters related to our Named Executives. Following the spin-off, our executive compensation program will be administered by the Compensation Committee of our Board of Directors (the “B&W Compensation Committee”). The responsibilities of the B&W Compensation Committee are described in “Management—Committees of Our Board of Directors” above.

For purposes of this CD&A, we refer to the following persons as our Named Executives:

•	Brandon C. Bethards, President and Chief Executive Officer, B&W

•	Michael S. Taff, Senior Vice President and Chief Financial Officer, McDermott and B&W

•	Richard L. Killion, President and Chief Operating Officer, Babcock & Wilcox Power Generation Group, Inc.

•	Christofer M. Mowry, President, B&W Nuclear Energy, Inc.

•	Winfred D. Nash, President, Babcock & Wilcox Nuclear Operations Group, Inc.

Prior to the spin-off, all of our Named Executives except for Mr. Taff have been employees of B&W. Mr. Taff is an employee of McDermott Incorporated, a wholly owned subsidiary of McDermott, and serves as the Senior Vice President and Chief Financial Officer of both McDermott and B&W. In connection with the spin-off, he is expected to become an employee of B&W and continue as its Senior Vice President and Chief Financial Officer. Since this CD&A focuses primarily on B&W’s compensation programs and decisions affecting 2009 compensation of our Named Executives, compensation information for Mr. Taff relates to his role as an officer of McDermott.

Overview of Compensation Programs and Objectives

Philosophy and Objectives. Our compensation programs are based on McDermott’s belief that the ability to attract, retain and motivate qualified employees to develop, expand and execute sound business opportunities throughout McDermott and its subsidiaries, including B&W, is essential to its success. To that end, McDermott’s Compensation Committee, with the assistance of its compensation consultant, designs and administers compensation programs with the participation of McDermott’s and our management that generally seek to provide compensation that:

•	incentivizes and rewards short- and long-term performance, continuity of service and individual contributions; and

•	promotes retention of well-qualified executives, while aligning the interests of our executives with those of McDermott’s shareholders.

For 2009, McDermott’s Compensation Committee targeted reasonable and competitive compensation for our Named Executives, with a significant portion of that compensation being performance-based. Specifically, for our Named Executives:

•	2009 target total direct compensation was within 10%-15% of the median compensation of officers in comparable positions in the market applicable to them;

•	60% of target long-term incentive compensation for 2009 was performance-based; and

•	performance-based compensation accounted for over 50% of 2009 target total direct compensation.

The performance-based compensation that paid out in 2009 also reflected the commitment of McDermott’s Compensation Committee to pay for performance. B&W’s cumulative operating income of over $1.1 billion for the three-year period ended December 31, 2009 represents the largest amount of operating income in any three-year period since B&W was acquired by McDermott in 1978. As a result, our Named Executives earned payments at the maximum level under performance shares granted in 2006, which vested in 2009. Our Named Executives were also eligible to earn near the maximum annual incentive compensation payout based on McDermott’s consolidated and combined Power Generation Systems and Government Operations segments, as applicable, operating income for 2009. As designed by McDermott’s Compensation Committee, individual performance helped differentiate among the Named Executives’ annual incentive compensation payouts for 2009.

Compensation Consultant. In designing its executive compensation program, McDermott’s Compensation Committee engaged an outside compensation consultant, Hewitt Associates, LLC, or Hewitt. Hewitt has served as the consultant to McDermott’s Compensation Committee on executive and director compensation since October 2007. During 2009, Hewitt advised McDermott’s Compensation Committee on all principal elements of McDermott’s compensation programs and attended meetings of McDermott’s Compensation Committee and participated in executive sessions without members of McDermott’s management present. In 2009, Hewitt provided advice and analysis on the design, structure and level of executive and director compensation. It also provided McDermott’s Governance Committee and its Board advice and analysis regarding nonmanagement director compensation. In connection with Hewitt’s services to McDermott’s Compensation Committee, in 2009 Hewitt sought and received input from McDermott’s executive management on various matters and worked with McDermott’s executive management to formalize proposals for McDermott’s Compensation Committee. In 2009, Hewitt did not perform any other services for McDermott or us, other than assisting McDermott’s management in preparing the performance graph included in McDermott’s annual report on Form 10-K. Hewitt had been providing that service to McDermott’s management for several years prior to serving as McDermott’s Compensation Committee’s consultant, and the fees for that service amounted to less than $2,000 in 2009. Following the spin-off, we expect that our senior management will continue to support the administration of the compensation programs on behalf of B&W’s Compensation Committee in a manner and scope similar to that which has been provided by McDermott’s management.

On February 1, 2010, Hewitt spun-off its executive compensation business into a separate company known as Meridian Compensation Partners LLC. Since the spin-off, Meridian, rather than Hewitt, has been advising McDermott’s Compensation Committee with respect to the matters described above.

Elements. With the objectives outlined above in mind, McDermott’s Compensation Committee approves annual compensation for Named Executives principally consisting of the following three elements:

•	annual base salary;

•	annual incentives; and

•	long-term incentives.

Collectively, we refer to these elements as the “total direct compensation” of a Named Executive.

Annual base salary provides a fixed level of compensation that helps attract and retain highly qualified executives. Annual incentive and long-term incentive compensation are the principal performance-based components of a Named Executive’s compensation. The annual incentive element is cash-based compensation generally designed to incentivize a Named Executive to achieve performance goals relative to the then-current fiscal year. Historically, long-term incentives have generally been in the form of McDermott equity-based awards and were designed to retain and closely align the interests of Named Executives with McDermott’s shareholders. Similar to annual incentive compensation, performance-based long-term incentive compensation is designed to promote the achievement of performance goals, only over a longer period—typically of three or more years.

As we discuss in more detail below, McDermott’s Compensation Committee also administers several plans as part of our post-employment compensation arrangements designed to reward long-term service and performance.

Target Total Direct Compensation. McDermott’s Compensation Committee seeks to provide reasonable and competitive compensation. As a result, it targets the elements of total direct compensation for our Named Executives generally within 10%-15% of the median compensation of our market for comparable positions. Throughout this CD&A, we refer to compensation that is within 10%-15% of market median as “market range” compensation.

McDermott’s Compensation Committee may set elements of total direct compensation above or below the market range to account for a Named Executive’s performance and experience, and other factors or situations that are not typically captured by looking at standard market data and practices that McDermott’s Compensation Committee deems relevant to the appropriateness and/or competitiveness of a Named Executive’s compensation.

When making decisions regarding individual compensation elements, McDermott’s Compensation Committee also considers the effect on the Named Executive’s target total direct compensation and target total cash-based compensation (annual base salary and annual incentives), as applicable. The goal of McDermott’s Compensation Committee is to establish target compensation for each element it considers appropriate to support the compensation objectives that, when combined, create a target total direct compensation award for each Named Executive that is reasonable and competitive.

Defining Market Range Compensation—Benchmarking. To identify median compensation for each element of total direct compensation, McDermott’s Compensation Committee relies on “benchmarking”—reviewing the compensation of our Named Executives relative to the compensation paid to similarly situated executives at companies we consider our peers. As a result, the annual base salary, target annual incentive compensation and target long-term incentive compensation as a whole for each of the Named Executives is benchmarked. However, the specific performance metrics and performance levels used within elements of annual and long-term incentive compensation are designed for the principal purpose of supporting our strategic and financial goals and/or driving the creation of shareholder value, and, as a result, are not generally benchmarked.

At the request of McDermott’s Compensation Committee, Hewitt conducted a market compensation analysis and provided advice regarding the median compensation of the three elements of total direct compensation for McDermott’s officers, including the Named Executives. Using 2008 survey data from its proprietary compensation database (adjusted approximately 2.9% upwards by Hewitt for the purpose of bringing the market data current), Hewitt collected information from companies generally reflecting the size, scope and complexity of the business and executive talent at McDermott and B&W. To account for the size of our operations relative to peer companies, Hewitt used regression analysis to adjust the market information on peer companies based on revenue. To account for the diversity of geography and industry among McDermott’s operations, Hewitt analyzed information from two principal peer groups, the Corporate Group and the Babcock & Wilcox Group. In this CD&A references to “market” or “our market” are references to the compensation of companies within the Corporate Group or Babcock & Wilcox Group, as applicable.

Babcock & Wilcox Group. With assistance from McDermott’s management, Hewitt compiled this group as the primary benchmark for McDermott’s executives at its Power Generation Systems and Government Operations segments, including Messrs. Bethards, Killion, Mowry and Nash. The group consisted of 31 engineering, construction and/or governments operations companies that are representative of our Power Generation Systems and Government Operations segments. The component companies within this group included:

Ameron International Corporation	Honeywell International, Inc.	The Shaw Group Inc.
Chicago Bridge & Iron Company N.V.	Hubbell, Inc.	Terex Corporation
Cooper Industries Plc	Illinois Tool Works Inc.	Textron, Inc.
Curtiss-Wright Corporation	Ingersoll-Rand Co. Ltd.	Thomas & Betts Corporation
Dover Corporation	ITT Corporation	USG Corporation
Eaton Corporation	Joy Global, Inc.	Valmont Industries, Inc.
ESCO Technologies Inc.	Lockheed Martin Corporation	Vulcan Materials Company
Flowserve Corporation	Martin Marietta Materials, Inc.	Walter Industries Inc.
Foster Wheeler AG	Northrop Grumman Corporation	Washington Group International Inc.
General Dynamics Corporation	Raytheon Company
Granite Construction, Inc.	Rockwell Collins, Inc.

Corporate Group. With assistance from our management, Hewitt compiled this group as the primary benchmark for McDermott’s executives at its corporate segment, including Mr. Taff. The group consisted of the companies comprising the Babcock & Wilcox Group in addition to 13 additional companies with operations in engineering, construction, and/or energy that constitute a mixture of companies that are representative of McDermott’s three operating segments: Offshore Oil & Gas Construction, Power Generation Systems and Government Operations. The component companies of this group included:

Alliant Techsystems Inc.	Flowserve Corporation	Noble Corporation
Ameron International Corporation	FMC Technologies, Inc.	Northrop Grumman Corporation
Anadarko Petroleum Corporation	Foster Wheeler AG	Pioneer Natural Resources Company
Baker Hughes, Inc.	General Dynamics Corporation	Raytheon Company
BJ Services Company	Granite Construction Incorporated	Rockwell Collins, Inc.
Cameron International, Inc.	Halliburton Company	The Shaw Group Inc.
Chesapeake Energy Corporation.	Honeywell International, Inc.	The Williams Companies, Inc.
Chicago Bridge & Iron Company N.V.	Hubbell Inc.	Terex Corporation
Cooper Industries Plc	Illinois Tool Works Inc.	Textron Inc.
Curtiss-Wright Corporation	Ingersoll-Rand Plc	Thomas & Betts Corporation
Devon Energy Corporation	ITT Corporation	USG Corporation
Dover Corporation	Joy Global Inc.	Valmont Industries, Inc.
Eaton Corporation	KBR, Inc.	Vulcan Materials Company
El Paso Corporation	Lockheed Martin Corporation	Walter Industries, Inc.
ESCO Technologies Inc.	Martin Marietta Materials, Inc.

In addition to these peer groups, Hewitt supplemented the market data with other publicly available compensation information related to companies in a peer group identified by McDermott’s management and Hewitt in October 2007, which we refer to as the “Custom Peer Group.” The Custom Peer Group consists of nine engineering and construction companies and is the same group McDermott uses in the performance graph included in its annual report on Form 10-K. The Custom Peer Group is comprised of the following companies: Cal Dive International, Inc.; Chicago Bridge & Iron Company N.V.; Fluor Corporation; Foster Wheeler AG; Jacobs Engineering Group Inc.; KBR, Inc.; Oceaneering International, Inc.; The Shaw Group Inc.; and URS Corporation. Of the Custom Peer Group companies, Chicago Bridge & Iron Company N.V., Foster Wheeler AG and The Shaw Group Inc. are also companies within the Corporate Group and Babcock & Wilcox Group, while KBR, Inc. is also a member of the Corporate Group. Compensation information for Custom Peer Group companies was based on information reported by those companies in publicly available Securities and Exchange Commission filings. The information available was largely limited to the five highest paid positions at the company and generally based on 2007 compensation. As a result, in 2009, the Custom Peer Group was not weighted in the calculation to determine median compensation, except to the extent any of its component companies was also a component company in the Babcock & Wilcox Group or the Corporate Group. Accordingly, McDermott’s Compensation Committee relied on the Corporate Group and the Babcock & Wilcox Group, as applicable, to determine the market range of 2009 compensation for our Named Executives, and the Custom Peer Group had no effect on the market range of compensation.

Total Direct Compensation

2009 Overview. The 2009 target total direct compensation for each of our Named Executives was within the market range of target total direct compensation. The chart below shows the 2009 target total direct compensation by element for each Named Executive. Because some compensation elements are performance-based, Named Executives are capable of earning compensation above or below the market range for similarly situated executives in our market.

2009 Target Total Direct Compensation Summary

Named Executive	Annual Base Salary	Annual Incentive* (% of Salary)	Long-Term Incentive* (% of Salary)	Total Direct Compensation* (% of Market**)
B.C. Bethards	$526,200	70%	286%	98%
M.S. Taff	$505,000	70%	348%	102%
R. L. Killion	$330,000	55%	168%	99%
C.M. Mowry	$355,000	45%	100%	108%
W.D. Nash	$348,000	50%	144%	111%

*

When making decisions as to the elements of a Named Executive’s total direct compensation, McDermott’s Compensation Committee considers the dollar value of annual incentive and long-term incentive compensation, but typically awards these elements as percentages of annual base salary. This is primarily because McDermott’s market generally targets these elements on a percentage-of-salary basis. See “—Long-Term Incentive Compensation—Analysis of 2009 Equity Grants” below for a discussion of how equity grants are valued.

**	Market = Median target annual incentive compensation based on the benchmark applicable to the executive. 100% represents median compensation.

While McDermott’s Compensation Committee does not set a specific target allocation among the elements of total direct compensation, it believes that a significant portion of a Named Executive’s total direct compensation should be performance-based. On average, performance-based compensation accounted for approximately 51% of a Named Executive’s 2009 target total direct compensation and 60% of his long-term incentive compensation.

Annual Base Salary

2009 Base Salaries. In January 2009, McDermott’s Compensation Committee was provided with (1) the recommendation of McDermott’s Chief Executive Officer as to 2009 base salaries for Messrs. Bethards and Taff,

(2) the recommendation of Mr. Bethards, made in consultation with McDermott’s Chief Executive Officer, as to the 2009 base salaries for Messrs. Killion, Mowry and Nash, and (3) Hewitt’s analysis of market compensation (as adjusted by Hewitt to January 2009). Hewitt’s market analysis compared the recommended base salary and the target total direct compensation of each officer (assuming 2009 salary recommendations were approved) to the median compensation of the applicable market.

The 2009 base salaries for our Named Executives were as follows:

Named Executive	2009 Annual Base Salary	Percent of Market(1)
B.C. Bethards	$526,200	100%
M.S. Taff	$505,000	88%
R.L. Killion	$330,000	95%
C.M. Mowry	$355,000	108%
W.D. Nash	$348,000	110%

(1)	Market = Median annual base salary based on the benchmark applicable to the executive. 100% represents median compensation.

McDermott’s Compensation Committee sought to, and we expect B&W’s Compensation Committee will continue to, position each Named Executive in the market range (+/- 10-15%) of median base salaries indicated by market data. In addition to market data, in response to the slowdown in global economic conditions that began in 2008, McDermott’s Compensation Committee sought to limit increases in 2009 base salaries for its officers, including our Named Executives, to an average increase of 3-4%, with limited exceptions based on individual circumstances, in line with the median increase among companies in our market. Mr. Bethards’ base salary did not change because he received a substantial increase in October 2008 in connection with his promotion and McDermott’s Compensation Committee believed his salary was appropriate relative to the market. Mr. Taff, whose base salary was substantially below market in 2008, received an above-average increase in base salary to bring his base salary within the market range for his position. Messrs. Killion and Nash each received a slightly higher than average increase in base salary to reflect, in Mr. Killion’s case, internal pay equity among officers, and, in Mr. Nash’s case, the increased scope of operations for which he was responsible as a result of B&W’s acquisition of Nuclear Fuel Services, Inc. in December 2008.

Annual Incentive Compensation

2009 Overview and Target Compensation. McDermott’s Compensation Committee administers the annual incentive compensation program under its Executive Incentive Compensation Plan, which we refer to as the EICP.

The EICP is a cash incentive plan designed to motivate and reward officers and key employees of McDermott and its subsidiaries, including our Named Executives, for their contributions to business goals and other factors that McDermott believes drive its earnings and/or creates shareholder value.

The 2009 target EICP compensation for our Named Executives was as follows:

Named Executive	Target EICP (% of annual base salary)	Percent of Market(1)
B.C. Bethards	70%	86%
M.S. Taff	70%	89%
R.L. Killion	55%	92%
C.M. Mowry	45%	105%
W.D. Nash	50%	94%

(1)	Market = Median target annual incentive compensation based on the benchmark applicable to the executive. 100% represents median compensation.

McDermott’s Compensation Committee set 2009 target EICP compensation for our Named Executives at the same percentage of base salary as it established for 2008 target EICP compensation, with the exception of

Messrs. Taff and Nash. The 2008 target EICP percentage for those two executives was below or at the limit of the 2009 market range of competitive compensation. As a result, Mr. Taff’s 2009 target EICP compensation was increased from 55% of his annual base salary to bring him within the 2009 market range and was set at a level commensurate with other McDermott executive officers. Similarly, Mr. Nash’s 2009 target EICP compensation was increased from 45% of his annual base salary to more closely align his 2009 EICP target with market-median annual incentive compensation. Additionally, for Mr. Nash, consideration was also given to the increased scope of operations for which he was responsible as a result of B&W’s acquisition of Nuclear Fuel Services, Inc. in December 2008.

2009 EICP Performance Goals. EICP compensation consists of a financial performance component and an individual performance component. The 2009 target EICP was split between these two components as follows:

•	70% of target EICP was attributable to financial performance; and

•	30% of target EICP was attributable to individual performance.

Financial performance is the largest factor in determining EICP compensation because McDermott’s Compensation Committee generally considers it to be more objective and to more directly influence the creation of shareholder value, as compared to individual performance. McDermott’s Compensation Committee, however, recognizes that individual performance can serve an important role in helping promote the achievement of strategic, non-financial goals. To reward significant individual contributions, McDermott’s Compensation Committee increased the representation of the individual component from 15% to 30% of target EICP for 2009, as compared to 2008. However, to maintain the emphasis on financial performance, financial results determined the amount eligible to be paid under EICP compensation (irrespective of the level of individual performance attained). For example, if target financial performance was attained, then a Named Executive would be eligible to receive up to a target payout under the financial component and individual component. No EICP compensation would be earned (including for individual performance) unless the threshold level of financial performance was attained and the maximum EICP compensation a Named Executive could earn in 2009 was 200% of target EICP.

2009 Financial Goals. The 2009 financial goals consisted of operating income levels related to McDermott and/or B&W operations relevant to each Named Executive. In some instances a Named Executive may have operating income goals for more than one operation, in which case the financial goals were weighted toward the operations over which the Named Executive had primary responsibility. McDermott’s Compensation Committee considers operating income an appropriate financial measure to use for compensation purposes, because it is the primary driver of net income, which McDermott’s Compensation Committee expects to drive McDermott’s stock price. In comparison to net income, however, operating income is more directly influenced by the revenues generated and costs incurred as a result of management action and is more readily attributable to McDermott’s operating segments.

Within the financial performance component, McDermott’s Compensation Committee historically established three levels of operating income goals. These levels would determine the threshold, target and maximum amounts that would be paid under the financial component of the EICP, with target level being based on management’s internal projections of operating income and threshold and maximum levels set as a percentage of the target level. McDermott’s Compensation Committee designs incentive plans to drive target level performance and does not believe that compensation should be earned for performance substantially below that level. As a result, no EICP compensation would be earned (including for individual performance) unless a threshold level of financial performance was attained. McDermott’s Compensation Committee believes that Named Executives should be rewarded for superior financial performance. It therefore establishes a maximum level performance goal to incentivize higher performance, but caps the payout to maximize returns to shareholders for performance above the maximum payout level and reduce risk related to incentive compensation.

The performance range between the threshold level and the maximum level was relatively narrow prior to 2009. For instance, in 2008, the operating income goals ranged between 75% of target operating income at the threshold payout level and 108% of target operating income at the maximum payout level. With operating income goals set within a range of 33% determining a payout range of 200%, relatively small changes in performance results produced large variations in EICP payouts.

For 2009, McDermott’s Compensation Committee sought to increase the performance range between threshold and maximum level goals, making the maximum payment more difficult relative to target and reducing the minimum performance required to be attained before any EICP compensation would be earned. In addition, McDermott’s Compensation Committee established a range for target level performance comprised of three separate operating income goals. The intended effect of these changes was to reduce the significance of the impact of minor variations in financial results, thereby reducing the risk related to the EICP.

McDermott’s Compensation Committee considered a number of performance goals recommended by management, including threshold level goals as low as 50% of target operating income and maximum level goals as high as 150% of target operating income. With the advice of Hewitt, McDermott’s Compensation Committee set the threshold level operating income goal at 70% of target and the maximum level operating income goal at 120% of target. The operating income goals at the target level ranged from 95% of the target goal to 105% of the target goal.

As a result, a Named Executive would have been eligible to earn the following amounts under the 2009 EICP based on attaining the following levels of operating income:

•	25% of target EICP compensation at threshold level operating income;

•	92.5% of target EICP compensation at target (min) level operating income;

•	100% of target EICP compensation at target level operating income;

•	107.5% of target EICP compensation at target (max) level operating income; and

•	200% of target EICP compensation at maximum level operating income.

For other levels of operating income between threshold and maximum, the percentage paid would have been determined by linear interpolation using the two neighboring pre-established performance levels and percentage payout. No payment would have been earned under the EICP for 2009 if operating income results had been below the threshold level.

In 2009, the B&W operating units produced operating income of approximately $312.4 million, which exceeded the target level performance goal but not the maximum level. B&W’s 2009 operating income included expense relating to the mPower™ modular nuclear reactor initiative. Relative to annual/incentive compensation, the mPower™ initiative is longer-term in nature. To avoid adversely impacting a Named Executive’s EICP compensation for strategic investments, the performance was adjusted to exclude approximately $13 million of the mPower™ expenses. As a result, for purposes of calculating 2009 EICP payments, B&W’s operating income was approximately $325.7 million, which exceeded the target level performance goal but not the maximum level.

2009 Individual Goals. Individual goals established for each Named Executive were tailored to the individual’s position and focused on supporting strategic initiatives and achieving common goals. McDermott’s Chief Executive Officer established the individual goals for Messrs. Bethards and Taff, while the remaining Named Executives proposed their respective individual goals which were approved by Mr. Bethards in consultation with McDermott’s Chief Executive Officer. The Named Executives’ individual goals and target weightings are set forth in the tables below.

2009 Annual Incentive Compensation. The following is a description of the performance goals and the evaluation relating to each Named Executive’s 2009 annual incentive compensation:

Brandon C. Bethards

•

Financial Goals. McDermott’s Compensation Committee believed that as an executive officer of McDermott during 2009, a portion of Mr. Bethards’ annual incentive compensation should be based on McDermott’s consolidated financial results. However, as Chief Executive Officer of B&W, he was directly responsible for the operations of McDermott’s Power Generation Systems and Government Operations segments. As a result, 50% of his 2009 target EICP was based on the operating income from those two segments and 20% was based on McDermott’s consolidated operating income. The financial goals and payout percentage for 2009 are outlined in the table below.

Performance Measures ($ in millions)	Target EICP %	Threshold 25%	92.5%	Target 100%	107.5%	Maximum 200%	2009 Result	Payout Percentage
Operating Income (B&W)	50%	$191.7	$260.2	$273.9	$287.6	$328.7	$325.7	195%
Operating Income (McDermott(1))	20%	$241.9	$328.2	$345.5	$362.8	$414.6	$546.5	200%

(1)	Consolidated operating income levels equal the sum of McDermott’s segment operating income less unallocated corporate operating expenses.

•	Individual Goals. The individual goals and target weighting for Mr. Bethards were as follows:

•	achieve specific levels of health, safety and environmental performance averages relating to three metrics at our Power Generation Systems and Government Operations segments (10%);

•	successfully manage the completion of the initial phase of a strategic global financial implementation project as it relates to B&W entities (10%); and

•	achieve successful integration of a specified acquisition as defined by the integration plan milestones (10%).

•

Evaluation of 2009 Performance and Payment of 2009 EICP Compensation. For purposes of evaluating B&W financial performance for 2009, B&W’s operating income results for 2009 excluded approximately $13 million of expense related to B&W’s mPowerTM initiative. Mr. Bethards earned a 195% payout on the financial component related to B&W operating income and a 200% payout on the financial component related to McDermott operating income, or a weighted blended payout percentage of 196%. Based on these financial results, he was eligible to receive 2009 annual incentive compensation up to 196% of his 2009 target compensation, depending on individual performance. Mr. Bethards met or exceeded his individual goals, except with respect to two goals which in each case were only partially achieved, resulting in the achievement of 21.67% of the 30% target EICP attributable to individual performance. As a result, Mr. Bethards earned 180% of his 2009 target EICP compensation, or $663,012.

Michael S. Taff

•

Financial Goals. The financial performance component of Mr. Taff’s 2009 annual incentive compensation was based entirely on McDermott’s consolidated operating income. The financial goals and payout percentage for 2009 are outlined in the table below.

Performance Measure ($ in millions)	Target EICP %	Threshold 25%	92.5%	Target 100%	107.5%	Maximum 200%	2009 Actual	Payout Percentage
Operating Income (McDermott(1))	70%	$241.9	$328.2	$345.5	$362.8	$414.6	$546.5	200%

(1)	Consolidated operating income levels equal the sum of McDermott’s segment operating income less unallocated corporate operating expenses.

•	Individual Goals. The individual goals and target weighting for Mr. Taff were as follows:

•	achieve specific levels of consolidated health, safety and environmental performance averages relating to three metrics at McDermott (10%);

•	develop and implement a plan to address the BWXT credit facility, which was scheduled to mature in 2010 (10%); and

•	develop a strategic multi-year plan regarding information technology (10%).

•

Evaluation of 2009 Performance and Payment of 2009 EICP Compensation. Mr. Taff earned a 200% payout on the financial component related to consolidated McDermott operating income and, depending on his individual performance, was eligible to receive 2009 annual incentive compensation up to 200% of his 2009 target compensation. Mr. Taff met or exceeded all of his individual goals. As a result, he earned 200% of his 2009 target EICP compensation, or $707,000.

Richard L. Killion

•

Financial Goals. Mr. Killion is President and Chief Operating Officer of Babcock & Wilcox Power Generation Group, Inc. (“B&W PGG”), our principal subsidiary under which our Power Generation Systems segment is organized. As an executive officer of B&W, a portion of Mr. Killion’s annual incentive compensation was based on B&W’s consolidated financial results. However, as President of B&W PGG, he is directly responsible for the operations of B&W’s Power Generation Systems segment and, as a result, 40% of his 2009 target EICP was based on that segment’s operating income and 30% was based on B&W’s combined operating income. The financial goals and payout percentage for 2009 are outlined in the table below.

Performance Measures ($ in millions)	Target EICP %	Threshold 25%	92.5%	Target 100%	107.5%	Maximum 200%	2009 Result	Payout Percentage
Operating Income (B&W PGG)	40%	$113.9	$143.0	$150.5	$158.0	$176.4	$183.3	200%
Operating Income (B&W)	30%	$191.7	$260.2	$273.9	$287.6	$328.7	$325.7	195%

•	Individual Goals. The individual goals and target weighting for Mr. Killion were as follows:

•	achieve specific levels of health, safety and environmental performance averages relating to three metrics at our Power Generation Systems segment (10%);

•	successfully complete the design and implementation plan for enterprise accounting and purchasing software at B&W PGG (10%); and

•	complete two acquisitions for B&W PGG (10%).

•

Evaluation of 2009 Performance and Payment of 2009 EICP Compensation. For purposes of evaluating B&W financial performance for 2009, B&W’s operating income results for 2009 excluded approximately $13 million of expense related to B&W’s mPowerTM initiative. Mr. Killion earned a 200% payout on the financial component related to B&W PGG operating income and a 195% payout on the financial component related to B&W’s combined operating income, or a weighted blended payout percentage of 198%. Based on these financial results, he was eligible to receive 2009 annual incentive compensation up to 198% of his 2009 target compensation, depending on individual performance. Mr. Killion met or exceeded his individual goals, except with respect to one goal which was only partially achieved, resulting in the achievement of 26.67% of the 30% target EICP attributable to individual performance. As a result, Mr. Killion earned 191.3% of his 2009 target EICP compensation, or $347,210.

Christofer M. Mowry

•

Financial Goals. At the time financial and individual performance goals were set for 2009, Mr. Mowry served as Senior Vice President, Business Development for B&W. As a result, his financial performance component of 2009 EICP consisted entirely of B&W’s combined operating income. The financial goals and payout percentage for 2009 are outlined in the table below.

Performance Measures ($ in millions)	Target EICP %	Threshold 25%	92.5%	Target 100%	107.5%	Maximum 200%	2009 Result	Payout Percentage
Operating Income (B&W)	70%	$191.7	$260.2	$273.9	$287.6	$328.7	$325.7	195%

•	Individual Goals. The individual goals and target weighting for Mr. Mowry were as follows:

•	achieve specific levels of health, safety and environmental performance averages relating to three metrics at our Power Generation Systems and Government Operations segments (10%);

•	operate B&W’s business development department within approved budget (5%);

•	successfully implement process for B&W’s strategic plan (5%); and

•	provide business development leadership to strategic initiatives (10%).

•

Evaluation of 2009 Performance and Payment of 2009 EICP Compensation. For purposes of evaluating B&W financial performance for 2009, B&W’s operating income results for 2009 excluded approximately $13 million of expense related to B&W’s mPowerTM initiative. Mr. Mowry earned a 195% payout on the financial component related to B&W combined operating income and, depending on individual performance, was eligible to receive 2009 annual incentive compensation up to 195% of his 2009 target compensation. Mr. Mowry met or exceeded his individual goals, except with respect to one goal which was only partially achieved, resulting in the achievement of 26.67% of the 30% target EICP attributable to individual performance. As a result, Mr. Mowry earned 188.5% of his 2009 target EICP compensation, or $301,129.

Winfred D. Nash

•

Financial Goals. Mr. Nash is President of Babcock & Wilcox Nuclear Operations Group, Inc. (“B&W NOG”), one of the principal subsidiaries under which our Government Operations segment is organized. As an executive officer of B&W, a portion of Mr. Nash’s annual incentive compensation was based on B&W’s combined financial results. However, as President of B&W NOG, he is directly responsible for B&W NOG’s operations and, as a result, 40% of his 2009 target EICP was based on B&W NOG’s operating income and 30% on B&W’s combined operating income. The financial goals and payout percentage for 2009 are outlined in the table below.

Performance Measures ($ in millions)	Target EICP %	Threshold 25%	92.5%	Target 100%	107.5%	Maximum 200%	2009 Result	Payout Percentage
Operating Income (B&W NOG)	40%	$94.4	$118.6	$124.8	$131.0	$143.6	$145.5	200%
Operating Income (B&W)	30%	$191.7	$260.2	$273.9	$287.6	$328.7	$325.7	195%

•	Individual Goals. The individual goals and target weighting for Mr. Nash were as follows:

•	achieve specific levels of health, safety and environmental performance averages relating to three metrics at B&W NOG (10%);

•	successfully develop a financial modeling tool for acquisition analysis (10%); and

•	achieve successful integration of a specified acquisition as defined by the integration plan milestones (10%).

•

Evaluation of 2009 Performance and Payment of 2009 EICP Compensation. For purposes of evaluating B&W financial performance for 2009, B&W’s operating income results for 2009 excluded approximately $13 million of expense related to B&W’s mPowerTM initiative. Mr. Nash earned a 200% payout on the financial component related to B&W NOG operating income and a 195% payout on the financial component related to B&W’s combined operating income, or a weighted blended payout percentage of 198%. Based on these financial results, he was eligible to receive 2009 annual incentive compensation up to 198% of his 2009 target compensation, depending on individual performance. Mr. Nash met or exceeded his individual goals, except with respect to two goals which were only partially achieved, resulting in the achievement of 15% of the 30% target EICP attributable to individual performance. As a result, Mr. Nash earned 168.2% of his 2009 target EICP compensation, or $292,668.

Long-Term Incentive Compensation

McDermott’s Compensation Committee believes that the interests of its shareholders are best served when a significant percentage of compensation is comprised of equity and other long-term incentives that appreciate in value contingent upon increases in the value of McDermott’s common stock and other performance measures that reflect improvements in McDermott’s business fundamentals. Therefore, long-term incentive compensation represents the single largest element of our Named Executives’ total direct compensation.

Analysis of 2009 Equity Grants

Mix of 2009 Equity. In 2006 and 2007, the long-term incentive compensation of our officers, including the Named Executives, consisted entirely of performance shares. These performance shares generally provided for vesting three years from the date of grant in an amount between 0% and 150% of the number of shares granted, depending on the level of cumulative consolidated operating income achieved during the vesting period. In 2008, McDermott’s Compensation Committee, with the advice of Hewitt, incorporated time-vested restricted stock into long-term incentive compensation, to promote retention. However, performance shares still constituted 75% of our Named Executives’ long-term incentive compensation for 2008. As a result, at the time the Compensation Committee considered 2009 long-term incentive compensation, performance shares dominated the outstanding long-term incentive compensation of Named Executives.

In addition, Hewitt’s 2009 market analysis of long-term incentive compensation indicated that many companies were reexamining their long-term incentive mix. Specifically, Hewitt noted that more companies were using stock options for rewarding performance based on absolute stock price improvement, restricted stock for retention and performance-based stock to encourage a focus on financial or operational drivers.

As a result, John A. Fees, Chief Executive Officer of McDermott, recommended changing the mix and allocation of equity award types used in connection with 2009 long-term incentive compensation. With the advice of Hewitt and to maintain the competitiveness of each Named Executive’s compensation, McDermott’s Compensation Committee approved the use of a mix of performance shares, restricted stock units and stock options in 2009 for officers, including our Named Executives. To drive performance, McDermott’s Compensation Committee determined to issue at least a majority of long-term incentive compensation in the form of performance-based compensation. For 2009, the performance-based long-term compensation consisted of performance shares and stock options. McDermott’s Compensation Committee allocated 2009 target long-term incentive compensation as follows:

•	20% performance shares;

•	40% stock options; and

•	40% restricted stock units.

Similar to prior years, the 2009 performance shares generally vest three years from the date of grant. However, McDermott’s Compensation Committee made two principal changes in the 2009 performance shares. First, to be consistent with annual incentive compensation, the 2009 performance shares vest in an amount between 0% and 200% of the target shares granted. Second, McDermott’s Compensation Committee added the concept of relative shareholder return as a performance condition, in addition to McDermott’s consolidated operating income. McDermott’s Compensation Committee continues to believe that operating income is an appropriate financial metric for use in both annual and long-term incentive compensation because of its potential to drive stock price and accountability at operating segments; however, in 2008 McDermott witnessed a disconnect in performance results. With approximately $570 million of operating income, McDermott produced its second highest level of operating income in at least a decade, although the price of its stock declined. To tie performance shares more directly with shareholder return, McDermott’s Compensation Committee designed the 2009 performance shares to vest (1) one-half based on the level of McDermott’s cumulative operating income attained over the three-year period ending December 31, 2011 and (2) one-half based on the total shareholder return of our stock relative to the Custom Peer Group over the same period.

On the recommendation of McDermott’s management and with the advice of Hewitt, the McDermott Compensation Committee set cumulative operating income for the target and maximum vesting levels at amounts that represent 6% and 10% annual growth from the target operating income goal for McDermott used in connection with 2009 annual incentive compensation. Consistent with annual incentive compensation, no performance shares will vest based on operating income if the performance results are below 70% of the target three-year cumulative operating income goal. In addition, the performance shares that vest based on shareholder return will vest as follows:

•	25% will vest if McDermott’s total shareholder return is at the 25th percentile (threshold level) relative to the total shareholder return of the Custom Peer Group;

•	100% will vest if McDermott’s total shareholder return is at the 50th percentile (target level) relative to the total shareholder return of the Custom Peer Group; and

•	200% will vest if McDermott’s total shareholder return is at the 100th percentile (maximum level) relative to the total shareholder return of the Custom Peer Group.

The percentage that would vest between threshold, target and maximum levels is interpolated based on those performance levels. However, regardless of percentile, 200% would vest if McDermott’s total shareholder return for the three-year period ranks either first or second relative to the total shareholder return of the Custom Peer Group over the same period. No performance shares would vest based on shareholder return if McDermott’s total shareholder return relative to the Custom Peer Group falls below the 25% threshold performance level.

For more information regarding the 2009 performance shares, restricted stock units and stock options, see the Grants of Plan-Based Awards table under “Compensation of Executive Officers” below and disclosures under “Compensation of Executive Officers—Estimated Future Payouts Under Equity Incentive Plan Awards.” For information regarding how McDermott’s outstanding equity-base compensation awards will be treated in connection with the spin-off, see “The Spin-Off—Treatment of Stock-Based Awards” above.

Value of 2009 Long-Term Incentive Compensation. The 2009 target long-term incentive compensation for our Named Executives was as follows:

Named Executive	Target LTI (% of annual base salary)	Percent of Market(1)
B.C. Bethards	286%	100%
M.S. Taff	348%	125%
R.L. Killion	168%	106%
C.M. Mowry	100%	108%
W.D. Nash	144%	116%

(1)	Market = Median target long-term incentives based on the benchmark applicable to the executive.

As a result of market conditions in 2008, the value of Named Executives’ outstanding long-term incentive compensation dropped considerably. In February 2009, the expected value of the long-term incentive compensation granted between 2006 and 2008 was approximately 35% of the target grant date value. For certain officers, including one Named Executive (Mr. Taff), the expected value of their outstanding long-term incentive compensation was even lower due to the particular mix of their respective equity following recent promotions within McDermott. McDermott’s Compensation Committee was concerned that long-term incentive compensation would not effectively promote its intended purpose at values substantially below target. McDermott’s Compensation Committee therefore increased the target 2009 long-term incentive compensation of Mr. Taff by 9% over the amount initially recommended to be granted in 2009. As a result, Mr. Taff’s target 2009 long-term incentive compensation exceeded the market range; however, his total direct compensation was within the market range.

Sizing Long-Term Incentive Compensation. McDermott’s Compensation Committee generally determines the size of equity-based grants as a percentage of a Named Executive’s annual base salary, rather than granting a targeted number of shares. The number of performance shares, restricted stock units and stock options granted can be expressed through the following formula:

value of target long-term incentive($)/FMV($).

The dollar value of the target equity award for each Named Executive was derived by multiplying the Named Executive’s target percentage by his 2009 base salary. The fair market value of one performance share, restricted stock unit and stock option was determined by Hewitt near the time of grant and generally reflected a discount from the market price of McDermott’s common stock as a result of the vesting conditions and restrictions on transfer. Hewitt used a Black Scholes model to value stock options. For the long-term incentive compensation granted in February 2009, the fair market value of McDermott’s common stock as of the date the grants were calculated (based on the closing price of McDermott’s common stock on the New York Stock Exchange) was $13.21, compared to the discounted value of $10.52 for one performance share, $12.177 for one restricted stock unit and $8.581 for an option to acquire one share of McDermott common stock. Because the long-term incentive compensation grants vest over three years, the number of shares calculated were rounded down to the nearest multiple of three. To illustrate, consider the 28,611 performance shares granted to our Chief

Executive Officer in 2009. The dollar value of Mr. Bethards’ target 2009 long-term incentive compensation was $1,504,932 ($526,200 base salary multiplied by 286% target long-term incentive). Performance shares accounted for 20% of his target long-term incentive compensation granted in 2009, or $300,986. At a fair market value of $10.52/share, 20% of Mr. Bethards’ target long-term compensation grant amounted to 28,611 performance shares.

Timing of Equity Grants

To avoid timing equity grants ahead of the release of material nonpublic information, McDermott’s Compensation Committee generally approves stock option and other equity awards effective as of the first day of the next open trading window following the meeting at which the grants are approved, which is generally the third day following the filing of McDermott’s annual report on Form 10-K or quarterly report on Form 10-Q with the Securities and Exchange Commission. This practice was followed for all long-term incentive compensation grants to Named Executives in 2009.

Perquisites

Perquisites are not factored into the determination of the total direct compensation of our Named Executives, because they are typically provided to Named Executives on an exception basis.

McDermott owns a fractional interest in two aircraft through an aircraft management company, which McDermott uses for business purposes and makes available to our Named Executives for limited personal use. When McDermott permits the personal use of aircraft by a Named Executive, McDermott has a choice regarding the amount of income tax imputed to the Named Executive for that use. Under current Internal Revenue Service rules, McDermott may impute to the Named Executive the actual cost incurred by McDermott for the flight or an amount based on Standard Industry Fare Level (“SIFL”) rates set by the U.S. Department of Transportation. Imputing income based on SIFL rates usually results in less income tax liability to the Named Executive but higher income taxes to McDermott due to limitations on deducting aircraft expenses that exceed the income imputed to employees. To minimize McDermott’s cost of permitting the personal use of the aircraft, McDermott imputes income for personal use of aircraft to our Named Executives in an amount that results in the least amount of tax burden for McDermott.

As required by applicable Securities and Exchange Commission rules, McDermott calculates compensation in respect of personal use of corporate aircraft based on its “incremental cost.” McDermott computes incremental cost for personal use of aircraft based on the actual cost incurred by McDermott for the flight, including:

•	the cost of fuel;

•	a usage charge equal to the hourly rate charged by McDermott’s flight operator multiplied by the flight time;

•	“dead head” costs, if applicable, of flying aircraft without passengers to and from locations; and

•	the dollar amount of increased income taxes McDermott incurs as a result of disallowed deductions under IRS rules.

Since the aircraft are used primarily for business travel, incremental costs generally exclude fixed costs such as the purchase price of our interests in the aircraft, aircraft management fees, depreciation, maintenance and insurance. McDermott’s cost for flights, whether business or personal, is not affected by the number of passengers. As a result, McDermott does not assign any amount, other than the amount of any disallowed deduction, when computing incremental costs for the presence of guests accompanying a Named Executive on such flights. While McDermott does not generally incur any additional cost, this travel may result in imputed income to the Named Executive and disallowed deductions on McDermott’s income taxes. McDermott will reimburse the Named Executive for the travel expenses of a guest accompanying a Named Executive, including the provision of a gross-up for any imputed income, when the presence of that guest is related to the underlying business purpose of the trip. McDermott also provides our Named Executives with a tax gross-up for income incurred in connection with a relocation with McDermott or one of its affiliated companies.

Post-Employment Compensation

Retirement Plans

Overview. McDermott provides retirement benefits through a combination of qualified defined benefit pension plans, which we refer to as the “Retirement Plans,” and a qualified defined contribution 401(k) Plan, which we refer to as the “Thrift Plan,” for most of our U.S. employees, including our Named Executives. McDermott maintains four Retirement Plans, including the following three which are relevant to our Named Executives:

•	the Commercial Operations Retirement Plan for the benefit of the U.S. employees of McDermott’s Power Generation Systems segment;

•	the Government Operations Retirement Plan for the benefit of the employees of McDermott’s Government Operations segment; and

•	the McDermott Retirement Plan for the benefit of the employees of MI.

We sponsor the Commercial Operations Retirement Plan through B&W PGG. McDermott sponsors the Government Operations and McDermott Retirement Plans through MI. In connection with the spin-off, we will assume the Government Operations Retirement Plan and certain assets and liabilities of the McDermott Retirement Plan.

In addition to the broad-based qualified plans described above, McDermott maintains unfunded, nonqualified excess retirement plans, which we refer to as the “Excess Plans.” The Excess Plans cover a small group of highly compensated employees, including some of our Named Executives (Messrs. Bethards, Killion and Nash), whose ultimate benefits under the applicable Retirement Plan are reduced by Internal Revenue Code limits on the amount of benefits which may be provided under qualified plans, and on the amount of compensation which may be taken into account in computing benefits under qualified plans. Benefits under the excess plans are paid from McDermott’s general assets. We sponsor the Commercial Operations Excess Plan through B&W PGG and the Government Operations Excess Plan through our subsidiary, Babcock & Wilcox Investment Company. McDermott sponsors the McDermott Excess Plan through MI. In connection with the spin-off, we will assume certain liabilities of the McDermott Excess Plan. See the “Pension Benefits” table under “Compensation of Executive Officers” below for more information regarding the Retirement Plans.

Recent Changes to Retirement Plans. Over the past several years, McDermott has reassessed its retirement plans due to the volatility, cost and complexity associated with defined benefit plans and evolving employee preferences. As a result, McDermott has taken steps to shift away from traditional defined benefit plans and toward a defined contribution approach. In 2006, McDermott closed the McDermott Commercial Operations and Government Operations Retirement Plans to new salaried participants and froze benefit accruals for existing salaried participants with less than five years of credited service as of March 31, 2006, subject to specific annual cost-of-living increases. In lieu of future defined benefit plan accruals under those plans, McDermott further amended the Thrift Plan to provide an automatic cash contribution to the Thrift Plan accounts of affected employees and new hires in an amount between 3% and 8% of the employee’s base pay, plus overtime pay, expatriate pay and commissions, based on their length of service. Messrs. Mowry and Taff were affected by these changes. Neither Mr. Mowry nor Mr. Taff participate in a Retirement Plan or an Excess Plan because neither executive met the eligibility requirements at the time that the plan applicable to the executive was closed to new participants. In 2007, McDermott offered salaried participants in the McDermott Commercial Operations and Government Operations Retirement Plans with between five and 10 years of credited service as of January 1, 2007 the one-time irrevocable choice between (1) continuing to accrue future benefits under the Retirement Plan or (2) freezing their Retirement Plan accrued benefit as of March 31, 2007, subject to annual cost-of-living increases, and receiving an automatic service-based cash contribution to their Thrift Plan account instead. No Named Executives were affected by the changes in 2007.

Supplemental Plans. In 2005, as part of McDermott’s determination to move away from defined benefit plans, McDermott’s management recommended that McDermott’s Board of Directors and McDermott’s Compensation Committee terminate its then-existing nonqualified, defined benefit supplemental executive retirement plan. In its place, McDermott’s Board of Directors and Compensation Committee established a new supplemental executive retirement plan, which we refer to as the “SERP,” to help maintain the competitiveness of its post-employment compensation as compared to the market. The SERP is an unfunded, nonqualified defined contribution plan that provides participants with benefits based on the participant’s notional account balance at the time of retirement or termination. Employees must generally be an officer of McDermott or one of its subsidiaries for two to three years before being eligible to participate in the SERP. As a result, Messrs. Bethards, Taff and Nash are participants in the SERP, but Messrs. Killion and Mowry are not.

Annually, McDermott credits a participant’s notional account with an amount equal to 5% of the participant’s prior-year base salary and annual bonus paid in the prior year. McDermott’s Compensation Committee has designated deemed mutual fund investments to serve as indices for the purpose of determining notional investment gains and losses to each participant’s account. Each participant allocates the annual notional contribution among the various deemed investments. SERP benefits are based on the participant’s vested notional account balance at the time of retirement or termination. In order to take advantage of grandfathering provisions in Internal Revenue Code Section 457A, in 2009, the Compensation Committee amended the SERP to vest each participant’s account as of December 31, 2008. Of the Named Executives with a SERP account balance as of the end of 2008, only Mr. Taff’s account was not fully vested. At the time of the amendment, Mr. Taff was 80% vested in his SERP balance. See the Nonqualified Deferred Compensation table under “Compensation of Executive Officers” below for more information regarding the SERP and McDermott’s contributions to our Named Executives’ SERP accounts. In connection with the spin-off, we expect our Board or Directors will adopt a nonqualified supplemental executive retirement plan substantially similar to McDermott’s SERP.

Employment and Severance Arrangements

Employment and Separation Agreements. Except for change-in-control agreements and retention agreements, we do not currently have any employment or severance agreements with any of our Named Executives.

Change-in-Control Agreements. McDermott believed that providing change-in-control agreements to key executives protects shareholders’ interests by helping to assure management continuity and focus through and beyond a change in control. Accordingly, McDermott’s Compensation Committee has offered change-in-control agreements to its senior management since 2005. Two of our Named Executives, Messrs. Bethards and Taff, have change-in-control agreements with McDermott. These agreements generally provide a cash severance payment of two times the sum of the Named Executive’s annual base salary and target EICP, a cash payment equal to two years of medical benefits and an additional tax gross-up in the event of any excise tax liability. Additionally, McDermott’s change-in-control agreements contain what is commonly referred to as a “double trigger,” that is, they provide benefits only upon an involuntary termination or constructive termination of the executive officer within one year following a change in control. See the “Potential Payments Upon Termination or Change in Control” tables under “Compensation of Executive Officers” below and the accompanying disclosures for more information regarding the change-in-control agreements with our Named Executives, as well as other plans and arrangements that have different trigger mechanisms that relate to a change in control.

In connection with the spin-off, the change-in-control agreements between McDermott and Messrs. Bethards and Taff will terminate immediately following the distribution date.

Retention Agreements. In connection with McDermott’s announcement to spin off B&W as an independent, publicly traded company, McDermott entered into retention agreements with 17 key members of its management, including Messrs. Bethards and Taff, to retain key employees and executives through the completion of the separation of B&W from McDermott.

Generally, the retention agreements provide either a retention or severance payment to the Named Executives in connection with the spin-off. The retention agreements generally provide a retention payment in the form of a restricted stock grant made near the time of the spin-off, that would vest one year following the separation, equal to 100% of the sum of the Named Executive’s annual base salary plus target annual incentive compensation. That amount represented one-half of the severance payment that otherwise would be provided under each Named Executive’s retention agreement in the event of a qualifying termination. With respect to Mr. Taff, one-third of his retention payment will be payable in cash on the effective date of the separation, in recognition of his agreement to serve as the Chief Financial Officer of B&W following the spin-off.

Although the spin-off would not constitute a change in control for purposes of the Change-in-Control Agreements discussed above or other McDermott compensation plans, McDermott’s Compensation Committee determined that the need to maintain continuity of management and personnel that exists under a change in control scenario equally exists in connection with the planned spin-off of B&W. As a result, the retention agreements provide for severance payments that would generally be the same as the severance payments that would be made in connection with a qualifying termination on or following a change in control (other than tax gross-ups). Accordingly, the retention agreements provide for a cash severance payment of two times the sum of the Named Executive’s annual base salary and target EICP, prorated target annual incentive compensation and a cash payment equal to two years of medical benefits as well as the full vesting of outstanding long-term incentive grants and SERP balance. The only payment provided for under the retention agreement not otherwise payable in a change in control is the potential early vesting of the Named Executive’s Thrift Plan account. Under the terms of the Thrift Plan, unvested balances would become vested in the event a participant is involuntarily terminated in connection with a reduction in force. Because involuntary terminations for reasons other than cause in connection with the proposed separation generally would be considered to be associated with a reduction in force, McDermott’s Compensation Committee determined to add the vesting of Thrift Plan accounts to the severance benefits to avoid any ambiguity on that point. The Thrift Plan normally vests after three years of service. All of our Named Executives who are party to a retention agreement are fully vested in their Thrift Plan accounts.

We will assume McDermott’s obligations under the retention agreements with our Named Executives as of the distribution date, and those retention agreements will terminate one year following the spin-off, among other reasons.

See the “Potential Payments Upon Termination or Change in Control” tables under “Compensation of Executive Officers—Retention Agreements” below and the accompanying disclosures for more information regarding the retention agreements with our Named Executives.

Compensation of Executive Officers

The following table summarizes the prior three years’ compensation of our Chief Executive Officer, our Chief Financial Officer and our three highest paid executive officers who did not serve as our CEO and CFO during 2009. We refer to these persons as our Named Executives. All of the information included in these tables reflects compensation earned by the individuals for service with McDermott. All references in the following tables to stock relate to awards of stock granted by McDermott. Such amounts do not necessarily reflect the compensation such persons will receive following the spin-off, which could be higher or lower, because historical compensation was determined by McDermott and future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our compensation committee.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(5)	All Other Compensation(6)	Total
B.C. Bethards	2009	$526,200	$0	$840,544	$473,450	$663,012	$305,160	$65,693	$2,874,059
President & Chief Executive Officer	2008	$438,675	$10,000	$1,207,512	$0	$509,298	$158,014	$54,831	$2,378,330
	2007	$390,000	$0	$999,148	$0	$460,278	$186,071	$43,249	$2,078,746

M.S. Taff	2009	$505,000	$0	$980,544	$552,314	$707,000	N/A	$59,315	$2,804,173
Senior Vice President & Chief Financial Officer	2008	$440,000	$110,000	$1,671,638	$0	$141,207	N/A	$45,757	$2,408,602
	2007	$374,999	$0	$742,610	$0	$387,563	N/A	$34,211	$1,539,383

R.L. Killion	2009	$330,000	$0	$309,627	$174,413	$347,210	$305,071	$7,546	$1,473,867
President & Chief Operating Officer, B&W Power Generation Group	2008	$272,850	$0	$551,098	$0	$256,350	$182,469	$6,957	$1,269,724
	2007	$219,600	$0	$337,550	$0	$168,790	$151,738	$6,594	$884,272

C.M. Mowry(7)	2009	$355,000	$0	$198,286	$111,686	$301,129	N/A	$12,921	$979,022
President, B&W Nuclear Energy, Inc.	2008	$137,880	$0	$400,649	$0	$156,161	N/A	$4,759	$699,499
	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

W.D. Nash	2009	$348,000	$0	$279,320	$157,324	$292,668	$76,599	$37,872	$1,191,783
President, B&W Nuclear Operations Group	2008	$330,800	$0	$673,920	$0	$292,808	$6,272	$33,271	$1,337,071
	2007	$315,000	$0	$465,819	$0	$276,413	$28,297	$30,546	$1,116,075

(1)	See “Bonus” below for a discussion of the amounts included in this column.
(2)	See “Stock Awards” below for a discussion of the amounts included in this column.
(3)	See “Option Awards” below for a discussion of the amounts included in this column.
(4)	See “Non-Equity Incentive Plan Compensation” below for a discussion of the amounts included in this column.
(5)	See “Change in Pension Value and Nonqualified Deferred Compensation Earnings” below for a discussion of the amounts included in this column.
(6)	See “All Other Compensation” below for a discussion of the amounts included in this column.
(7)	No compensation information is provided for Mr. Mowry for 2007 because he joined our company in August 2008. The information for 2008 reflects his compensation from August 2008 through December 2008.

Bonus. The amounts reported in the “Bonus” column are attributable to discretionary bonus awards.

Stock Awards. The amounts reported in the “Stock Awards” column represent the aggregate grant date fair value of stock awards granted in the applicable year and computed in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 718. Under FASB ASC Topic 718, the fair value of the stock awards is determined on the date of grant and is not remeasured. Grant date fair values were determined using the closing price of McDermott’s common stock on the date of grant for restricted stock, restricted stock units and performance shares. The grant date fair value of performance shares included in the stock awards is based on target-

level performance, which McDermott determined was the probable outcome of performance conditions at the time of grant. Assuming the maximum performance levels were probable, the aggregate grant date fair values of the stock awards would be as follows:

Grant Date Fair Value Assuming Maximum Performance

Name	Year	Grant Date Fair Value Assuming Maximum Performance Level
B.C. Bethards	2009	$1,148,685
	2008	$1,580,801
	2007	$1,498,722

M.S. Taff	2009	$1,339,993
	2008	$2,326,078
	2007	$1,113,915

R.L. Killion	2009	$423,132
	2008	$728,002
	2007	$506,325

C.M. Mowry	2009	$270,984
	2008	$400,649
	2007	N/A

W.D. Nash	2009	$381,710
	2008	$937,697
	2007	$698,729

See the “Grants of Plan-Based Awards” table for more information regarding the stock awards McDermott granted in 2009.

Option Awards. The amounts reported in the “Option Awards” column represent the aggregate grant date fair value of all option awards granted in the applicable year computed in accordance with FASB ASC Topic 718. Under FASB ASC Topic 718, the fair value of stock options is determined on the date of grant using an option-pricing model and is not remeasured. McDermott used a Black-Scholes option-pricing model for measuring the fair value of stock options. The determination of the fair value of an award on the date of grant using an option-pricing model requires various assumptions, such as the expected life of the award and stock price volatility. For a discussion of the valuation assumptions, please see the information set forth under the heading “Stock Options” in Note 8, “Stock Plans,” to our combined financial statements for the years ended December 31, 2009, 2008 and 2007 included in this information statement.

See the “Grants of Plan-Based Awards” table for more information regarding the option awards McDermott granted in 2009.

Non-Equity Incentive Plan Compensation. The amounts reported in the “Non-Equity Incentive Plan Compensation” column are attributable to the McDermott annual incentive awards earned in fiscal years 2007, 2008 and 2009, but paid in 2008, 2009 and 2010, respectively. See the “Grants of Plan-Based Awards” table for more information regarding the annual incentive awards earned in 2009.

Change in Pension Value and Nonqualified Deferred Compensation Earnings. The amounts reported in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column represent the changes in actuarial present values of the accumulated benefits under McDermott’s defined benefit plans, determined by comparing the prior completed fiscal year-end amount to the covered fiscal year-end amount.

All Other Compensation. The amounts reported for 2009 in the “All Other Compensation” column are attributable to the following:

All Other Compensation

	SERP Contribution	Thrift Match	Service-Based Thrift Contribution	Tax Gross-Ups	Perquisites
B.C. Bethards	$44,948	$4,906	—	$1,144	$14,695
M.S. Taff	$41,378	$7,358	$7,358	$3,221	—
R.L. Killion	—	$7,311	—	$235	—
C.M. Mowry	—	$4,903	$7,354	$664	—
W.D. Nash	$30,361	$6,641	—	$870	—

SERP. See the “Nonqualified Deferred Compensation” table for more information regarding the McDermott SERP contributions made in 2009.

Thrift Match and Service-Based Thrift Contribution. We refer to McDermott’s defined contribution plan as the Thrift Plan. For information regarding the Thrift Plan matching contributions and service-based Thrift Plan contributions, see “Compensation Discussion and Analysis—Post-Employment Compensation—Retirement Plans” above.

Tax Gross-Ups. The tax gross-ups reported for 2009 under “All Other Compensation” are attributable to the following:

•

Mr. Bethards: Mr. Bethards received tax gross-ups associated with income imputed to him as a result of his spouse accompanying him on business travel and as a result of a gift received at a management meeting.

•	Mr. Taff: Mr. Taff received tax gross-ups associated with income imputed to him as a result of his spouse accompanying him on business travel.

•	Mr. Killion: Mr. Killion received a tax gross-up associated with income imputed to him as a result of a gift received at a management meeting.

•

Mr. Mowry: Mr. Mowry received tax gross-ups associated with income imputed to him as a result of his spouse accompanying him on business travel and as a result of a gift received at a management meeting.

•

Mr. Nash: Mr. Nash received tax gross-ups associated with income imputed to him as a result of his spouse accompanying him on business travel and as a result of a gift received at a management meeting and a Christmas gift basket.

Perquisites. Perquisites and other personal benefits received by a Named Executive are not included if their aggregate value does not exceed $10,000. For Mr. Bethards, the values of the perquisites and other personal benefits reported for 2009 are as follows:

•

Mr. Bethards: $12,474 is attributable to the costs of providing him relocation assistance in connection with his move from Ohio to Virginia following his appointment as Chief Executive Officer of B&W. The remainder is attributable to the cost of club dues and the cost of promotional merchandise in connection with a board of directors meeting.

Grants of Plan-Based Awards

The following Grants of Plan-Based Awards table provides additional information about stock awards and equity and non-equity incentive plan awards granted by McDermott to our Named Executives during the year ended December 31, 2009.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(3)	All Other Option Awards: Number of Securities Underlying Options(4)	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards(5)
Name	Grant Date	Committee Action Date	Threshold	Target	Maximum	Threshold (#)	Target (#)	Maximum (#)
B.C. Bethards	02/26/09	02/26/09	$64,460	$368,340	$736,680							—
	03/05/09	02/26/09				7,152	28,611	57,222	—	—	—	$308,140
	03/05/09	02/26/09				—	—	—	49,434	—	—	$532,404
	03/05/09	02/26/09				—	—	—	—	70,149	$10.93	$473,450

M.S. Taff	02/26/09	02/26/09	$61,863	$353,500	$707,000							—
	03/05/09	02/26/09				8,343	33,375	66,750	—	—	—	$359,449
	03/05/09	02/26/09				—	—	—	57,669	—	—	$621,095
	03/05/09	02/26/09				—	—	—	—	81,834	$10.93	$552,314

R.L. Killion	02/26/09	02/26/09	$31,763	$181,500	$363,000							—
	03/05/09	02/26/09				2,634	10,539	21,078	—	—	—	$113,505
	03/05/09	02/26/09				—	—	—	18,210	—	—	$196,122
	03/05/09	02/26/09				—	—	—	—	25,842	$10.93	$174,413

C.M. Mowry	02/26/09	02/26/09	$27,956	$159,750	$319,500							—
	03/05/09	02/26/09				1,687	6,750	13,500	—	—	—	$72,698
	03/05/09	02/26/09				—	—	—	11,661	—	—	$125,589
	03/05/09	02/26/09				—	—	—	—	16,548	$10.93	$111,686

W.D. Nash	02/26/09	02/26/09	$30,450	$174,000	$348,000
	03/05/09	02/26/09				2,376	9,507	19,014	—	—	—	$102,390
	03/05/09	02/26/09				—	—	—	16,428	—	—	$176,930
	03/05/09	02/26/09				—	—	—	—	23,310	$10.93	$157,324

(1)	See “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards” below for a discussion of the amounts included in this column.
(2)	See “Estimated Future Payouts Under Equity Incentive Plan Awards” below for a discussion of the amounts included in this column.
(3)	See “All Other Stock Awards” below for a discussion of the amounts included in this column.
(4)	See “All Other Option Awards” below for a discussion of the amounts included in this column.
(5)	See “Grant Date Fair Value of Stock and Option Awards” below for a discussion of the amounts included in this column.

Estimated Possible Payouts Under Non-Equity Incentive Plan Awards

McDermott’s compensation committee administers the Executive Incentive Compensation Plan, an annual cash incentive program, which we refer to as the EICP. The payment amount, if any, of an EICP award is determined based on: (1) the attainment of short-term financial goals; (2) the attainment of short-term individual goals; and (3) the exercise of the McDermott compensation committee’s discretionary authority. Each year, McDermott’s compensation committee establishes financial goals. McDermott’s Chief Executive Officer established the individual goals for our Named Executives.

The financial goals contain threshold, target and maximum performance levels which, if achieved, result in payments of 25%, 100% and 200% of the financial component, respectively. If the threshold financial goal is not achieved, no amount is paid on an EICP award under the financial component. For purposes of evaluating McDermott’s performance under the financial performance component, McDermott’s compensation committee may adjust McDermott’s results prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for unusual, nonrecurring or other items in the McDermott compensation committee’s discretion. Payment is made on an EICP award under the individual component based on the attainment of the Named Executive’s individual goals as determined and evaluated by McDermott’s Chief Executive Officer. In addition, the McDermott compensation committee may decrease an EICP award in its discretion. The maximum EICP award a Named Executive can earn is 200% of his target EICP award.

The amounts shown reflect grants of 2009 EICP awards made by McDermott. The McDermott compensation committee established target EICP awards expressed as a percentage of the Named Executive’s 2009 base salary. The amount shown in the “target” column represents the value of the target EICP award determined by multiplying the target percentage established for each Named Executive by the Named Executive’s 2009 base salary. For 2009, the target percentage of base salary for each Named Executive was as follows: 70% for Mr. Bethards, 70% for Mr. Taff, 55% for Mr. Killion, 45% for Mr. Mowry and 50% for Mr. Nash. The amount shown in the “maximum” column represents the maximum amount payable under the EICP, which is 200% of the target amount shown. The amount shown in the “threshold” column represents the amount payable under the EICP assuming the threshold level of the financial goals, but no individual goal, is attained and the McDermott compensation committee did not exercise any discretion over the EICP award. The financial goal represents 70% of the target EICP award. Attaining only the threshold level, or 25%, of the financial goal results in an EICP payment of 17.50% of the target EICP award. See “Compensation Discussion and Analysis—Annual Incentive Compensation” above for more information about the 2009 EICP awards and performance goals.

In connection with the spin-off, we expect our Board of Directors will adopt an annual incentive compensation plan substantially similar to McDermott’s EICP. Assuming that is the case, for the 2010 EICP compensation of each current officer of B&W who will be an officer of B&W immediately following the spin-off, including Messrs. Bethards, Killion, Mowry and Nash, the officer’s 2010 EICP compensation would be attributable to individual and financial performance. The financial performance would be based on pre-established levels of operating income related to B&W operations relevant to the officer. For the 2010 EICP compensation of each of the McDermott officers who are not current officers of B&W but who will be officers of B&W immediately following the spin-off, including Mr. Taff, the officer’s 2010 EICP compensation would be divided based on the officer’s service with McDermott prior to the effective date of the spin-off and the officer’s service with B&W following the effective date of the spin-off. In respect of an officer’s service with McDermott during 2010, the officer would earn the target amount of his or her 2010 EICP compensation for the annual base salary earned through the distribution date. In respect of the officer’s service with B&W during 2010, the officer would earn additional 2010 EICP compensation based on his or her annual base salary earned following the distribution date through the end of 2010 attributable to individual and financial performance. Similar to current B&W officers, the financial performance with respect to these officers would also be based on pre-established levels of operating income related to B&W operations relevant to the officer.

Estimated Future Payouts Under Equity Incentive Plan Awards

The amounts shown reflect grants of performance shares under McDermott’s 2001 D&O Plan made by McDermott. Each grant represents a right to receive one share of McDermott common stock for each vested performance share. The amount of performance shares that vest, if any, is scheduled to be determined on the third anniversary of the date of grant based (1) one-half on McDermott’s cumulative operating income between January 1, 2009 and December 31, 2011, and (2) one-half on McDermott’s total shareholder return relative to its custom peer group during the same period. For purposes of evaluating McDermott’s cumulative operating income, McDermott’s compensation committee may adjust McDermott’s results prepared in accordance with GAAP for unusual, non-recurring or other items in the McDermott compensation committee’s discretion. The amounts shown in the “target” column represent the number of performance shares granted, which will vest if both the target level of cumulative operating income is attained and McDermott’s total shareholder return ranks in the 50th percentile relative to McDermott’s custom peer group. The amounts shown in the “maximum” column represent the number of performance shares that will vest, which is 200% of the amount granted, if both the maximum level of cumulative operating income is attained and McDermott’s total shareholder return ranks first or second in total shareholder return relative to McDermott’s custom peer group. The amounts shown in the “threshold” column represent the number of performance shares that will vest, which is 25% of the amount granted, if both the minimum level of cumulative operating income is attained and McDermott’s total shareholder return ranks in the 25th percentile relative to McDermott’s custom peer group. No amount of performance shares will vest if the cumulative operating income achieved is less than the minimum performance level and McDermott’s total shareholder return ranks in less than the 25th percentile relative to McDermott’s custom peer group. See “The Spin-Off—Treatment of Stock-Based Awards” for a description of how the McDermott performance shares will be treated in connection with the spin-off.

All Other Stock Awards

The amounts shown reflect grants of restricted stock units made by McDermott under McDermott’s 2001 D&O Plan. Each restricted stock unit represents the right to receive one share of McDermott common stock and generally is scheduled to vest in one-third increments on the first, second and third anniversaries of the date of grant. Upon vesting, the restricted stock units are converted into shares of McDermott common stock. See “The Spin-Off—Treatment of Stock-Based Awards” for a description of how the McDermott restricted stock units will be treated in connection with the spin-off.

All Other Option Awards

The amounts shown reflect grants of stock options made by McDermott under McDermott’s 2001 D&O Plan. Each grant represents the right to purchase at the exercise price shares of McDermott common stock over a period of seven years. The stock options are generally scheduled to vest and become exercisable in one-third increments on the first, second and third anniversaries of the date of grant. See “The Spin-Off—Treatment of Stock-Based Awards” for a description of how the options to purchase McDermott stock will be treated in connection with the spin-off.

Grant Date Fair Value of Stock and Option Awards

The amounts included in the “Grant Date Fair Value of Stock and Option Awards” column represent the full grant date fair values of the equity awards computed in accordance with FASB ASC Topic 718. Under FASB ASC Topic 718, the fair value of equity awards is determined on the date of grant and is not remeasured. Grant date fair values are determined using the closing price of McDermott’s common stock on the date of grant for restricted stock, restricted stock units and performance shares, and an option-pricing model for stock options. McDermott used a Black-Scholes option-pricing model for measuring the fair value of stock options granted. The determination of the fair value of an award on the date of grant using an option-pricing model requires various assumptions, such as the expected life of the award and stock price volatility. For more information regarding the compensation expense related to the awards, and a discussion of valuation assumptions utilized in option pricing, see the information set forth under the heading “Stock Options” in Note 8, “Stock Plans,” to our combined financial statements for the years ended December 31, 2009, 2008 and 2007 included in this information statement.

Outstanding Equity Awards at Fiscal Year-End

The following Outstanding Equity Awards at Fiscal Year-End table summarizes the equity awards McDermott has made to our Named Executives which were outstanding as of December 31, 2009.

		Option Awards(1)					Stock Awards(2)
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(3)
B.C. Bethards
Stock Options	03/05/09	—	70,149	—	$10.9300	03/05/16
Performance Shares	05/10/07						44,400	$1,066,044	—	—
Restricted Stock	03/03/08						2,620	$62,906	—	—
Performance Shares	03/03/08						—	—	3,545	$85,115
Restricted Stock	11/10/08						17,333	$416,165	—	—
RSU	03/05/09						49,434	$1,186,910	—	—
Performance Shares	03/05/09								57,222	$1,373,900

M.S. Taff
Stock Options	06/08/05	23,000	—		$7.1933	06/08/15
Stock Options	03/05/09	—	81,834	—	$10.9300	03/05/16
DSU	06/08/05						4,500	$108,045
Performance Shares	05/10/07						33,000	$792,330
Restricted Stock	03/03/08						4,593	$110,278
Performance Shares	03/03/08						—	—	6,215	$149,222
RSU	03/05/09						57,669	$1,384,633	—	—
Performance Shares	03/05/09								66,750	$1,602,668

R.L. Killion
Stock Options	03/20/00	320	—	—	$3.1354	03/20/10
Stock Options	03/05/09	—	25,842	—	$10.9300	03/05/16
Performance Shares	05/10/07						15,000	$360,150
Restricted Stock	03/03/08						1,240	$29,772
Performance Shares	03/03/08						—	—	1,680	$40,337
Restricted Stock	11/10/08						6,780	$162,788	—	—
Restricted Stock	03/03/08						18,210	$437,222	—	—
Performance Shares	03/05/09								21,078	$506,083

C.M. Mowry
Stock Options	03/05/09	—	16,548	—	$10.9300	03/05/16
Restricted Stock	08/14/08						7,513	$180,387
RSU	03/05/09						11,661	$279,981
Performance Shares	03/05/09								13,500	$324,135

W.D. Nash
Stock Options	03/05/09	—	23,310	—	$10.9300	03/05/16
DSU	05/12/05						2,634	$63,242
Performance Shares	05/10/07						20,700	$497,007
Restricted Stock	03/03/08						1,853	$44,491	—	—
Performance Shares	03/03/08						—	—	2,505	$60,145
RSU	03/05/09						16,428	$394,436	—	—
Performance Shares	03/05/09								19,014	$456,526

(1)	See “Option Awards” below for a discussion of the amounts reported in this column including the vesting dates of unexercisable option awards.
(2)	See “Stock Awards” below for a discussion of the amounts reported in this column including the vesting dates of outstanding stock awards.
(3)	Market values in these columns are based on the closing price of McDermott’s common stock as of December 31, 2009 ($24.01), as reported on the New York Stock Exchange.

Option Awards. Information presented in the “Option Awards” columns relates to options to purchase shares of McDermott common stock held by our Named Executives as of December 31, 2009. All unexercisable options generally vest in three equal installments on the first, second and third anniversaries of the grant date, as follows:

Grant Date	One-third of grant vests on:
03/05/09	March 5, 2010, 2011 and 2012

See “The Spin-Off—Treatment of Stock-Based Awards” for a description of how the options to purchase McDermott stock will be treated in connection with the spin-off.

Stock Awards. Information presented in the Stock Awards columns relates to awards of restricted stock, restricted stock units, deferred stock units and performance shares made by McDermott and held by our Named Executives as of December 31, 2009. The awards reported in the “Equity Incentive Plan Awards” columns consist entirely of stock awards subject to performance-based conditions as of December 31, 2009. The awards reported in the “Number of Shares or Units of Stock that have not Vested” column reflect stock awards subject to service-based vesting, including performance shares whose performance conditions have been satisfied as of December 31, 2009.

Restricted Stock Awards. Shares of restricted stock are generally scheduled to vest in one-third increments on the first, second and third anniversaries of the grant date. The vesting schedule of the restricted stock outstanding as of December 31, 2009 is as follows:

Grant Date	One-third of grant vests on:
03/03/08	March 3, 2010 and 2011
08/14/08	August 14, 2010 and 2011
11/10/08	November 10, 2010 and 2011

See “The Spin-Off—Treatment of Stock-Based Awards” for a description of how shares of McDermott restricted stock will be treated in connection with the spin-off.

Restricted Stock Units. Restricted stock units represent the right to receive one share of McDermott common stock for each vested restricted stock unit. Restricted stock units outstanding as of December 31, 2009 are generally scheduled to vest in one-third increments on the first, second and third anniversaries of the grant date, as follows:

Grant Date	One-third of grant vests on:
03/05/09	March 5, 2010, 2011 and 2012

See “The Spin-Off—Treatment of Stock-Based Awards” for a description of how the McDermott restricted stock units will be treated in connection with the spin-off.

Deferred Stock Units. Deferred stock units are settled in cash in an amount equal to the number of vested units multiplied by the average of the highest and lowest price of McDermott’s common stock on the date of vesting. Deferred stock units are generally scheduled to vest in five equal installments on each anniversary of the date of grant. The vesting schedule of the deferred stock units outstanding as of December 31, 2009 is as follows:

Grant Date	One-fifth of grant vests on:
05/12/05	May 12, 2010
06/08/05	June 8, 2010
08/09/05	August 9, 2010

See “The Spin-Off—Treatment of Stock-Based Awards” for a description of how McDermott deferred stock units will be treated in connection with the spin-off.

Performance Shares. Performance shares represent the right to receive one share of McDermott common stock for each performance share that vests. The number of performance shares that vest depends on the attainment of specified performance goals. The number and value of performance shares reported is based on achieving threshold performance levels, unless the previous year’s performance level exceeds threshold, in which case the number and value of performance shares reported is based on attaining the next higher performance level. The number and value of the 2007 performance shares reported are based on attaining the maximum performance level, or 150% of the performance shares granted. The number and value of the 2008 performance shares reported are based on attaining the threshold performance level, or 25% of the performance shares granted. The number and value of the 2009 performance shares reported are based on attaining the maximum performance level, or 200% of the performance shares granted. See the “Grants of Plan-Based Awards” table for more information about performance shares. Performance shares are generally scheduled to vest on the third anniversary of the date of grant, as follows:

Grant Date	Vests per attainment of performance levels on:
05/10/07	May 10, 2010
03/03/08	March 3, 2011
03/05/09	March 5, 2012

See “The Spin-Off—Treatment of Stock-Based Awards” for a description of how the McDermott performance shares will be treated in connection with the spin-off.

Option Exercises and Stock Vested

The following Option Exercises and Stock Vested table provides additional information about the value realized by our Named Executives on exercises of McDermott option awards and vesting of McDermott stock awards during the year ended December 31, 2009.

	Option Awards		Stock Awards
Name	Shares Acquired on Exercise (#)	Value Realized on Exercise	Shares Acquired on Vesting (#)	Value Realized on Vesting
B.C. Bethards	0	N/A	32,477	$631,050.07
M.S. Taff	0	N/A	31,547	$567,563.97
R.L. Killion	1,000	$19,774.70	8,105	$162,762.85
C.M. Mowry	0	N/A	3,757	$88,327.07
W.D. Nash	0	N/A	41,061	$825,452.24

Option Awards. Each stock option exercise reported in the Option Exercises and Stock Vested table was effected as a simultaneous exercise and sale. The value realized on exercise was calculated based on the difference between the exercise prices of the stock options and the prices at which the shares were sold.

Stock Awards. For each Named Executive, the number of shares acquired on vesting reported in the Option Exercises and Stock Vested table represents the aggregate number of shares that vested during 2009 in connection with awards of McDermott performance shares, restricted stock, restricted stock units and/or deferred stock units. The awards of deferred stock units reflected in this table are payable entirely in cash. As a result, no shares of McDermott stock were actually acquired upon the vesting of these deferred stock units. See the “Outstanding Equity Awards at Fiscal Year End” table for more information on the settlement of deferred stock unit awards. The following table sets forth the amount of McDermott shares attributable to McDermott performance shares, restricted stock, restricted stock units and deferred stock units, for each Named Executive:

	Performance Shares		Restricted Stock		Deferred Stock Units
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting	Number of Shares Acquired on Vesting	Value Realized on Vesting	Number of Shares Acquired on Vesting	Value Realized on Vesting
B.C. Bethards	22,500	$407,025	9,977	$224,025	0	N/A
M.S. Taff	24,750	$447,728	2,297	$22,614	4,500	$97,223
R.L. Killion	4,095	$74,079	4,010	$88,684	0	N/A
C.M. Mowry	0	N/A	3,757	$88,327	0	N/A
W.D. Nash	37,500	$765,938	927	$9,126	2,634	$50,388

The number of McDermott shares acquired in connection with the vesting of McDermott performance shares, restricted stock awards and restricted stock units includes 11,160, 7,298, 2,630, 1,219 and 12,938 shares withheld by McDermott at the election of Messrs. Bethards, Taff, Killion, Mowry and Nash, respectively, to satisfy the minimum statutory withholding tax due upon vesting.

Pension Benefits

The following Pension Benefits table shows the present value of accumulated benefits payable to each of our Named Executives under McDermott’s qualified and nonqualified pension plans.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During 2009
B.C. Bethards	B&W Governmental Operations Qualified Retirement Plan	36.000	$1,148,331	$0
	B&W Governmental Operations Excess Plan	36.000	$1,307,901	$0
M.S. Taff	N/A	N/A	N/A	N/A
	N/A	N/A	N/A	N/A
R.L. Killion	B&W Commercial Operations Qualified Retirement Plan	39.583	$1,278,742	$0
	B&W Commercial Operations Excess Plan	39.583	$318,609	$0
C.M. Mowry	N/A	N/A	N/A	N/A
	N/A	N/A	N/A	N/A
W.D. Nash	B&W Governmental Operations Qualified Retirement Plan	40.333	$1,195,345	$0
	B&W Governmental Operations Excess Plan	40.333	$941,030	$0

Overview of Qualified Plans. McDermott maintains retirement plans that are funded by trusts and cover certain eligible regular full-time employees of McDermott and its subsidiaries, described below in the section entitled “Participation and Eligibility,” except certain nonresident alien employees who are not citizens of a European Community country or who do not earn income in the United States, Canada or the United Kingdom.

•

Mr. Bethards and Mr. Nash participate in the Retirement Plan for Employees of Babcock & Wilcox Government Operations (the “B&W Government Operations Qualified Retirement Plan”) for the benefit of the eligible employees of The Babcock & Wilcox Company and our Governmental Operations segment;

•

Mr. Killion participates in the Retirement Plan for Employees of Babcock & Wilcox Commercial Operations (the “B&W Commercial Operations Qualified Retirement Plan”) for the benefit of eligible employees of Babcock & Wilcox Power Generation Group, Babcock & Wilcox Nuclear Generation Group and our Power Generation Systems segment; and

•

Due to their respective employment dates, Messrs. Taff and Mowry do not participate in our defined benefit plans. For more information on our retirement plans, see “Compensation Discussion and Analysis—Post-Employment Compensation—Retirement Plans.”

We sponsor the Commercial Operations Retirement Plan through B&W PGG. McDermott sponsors the Government Operations and McDermott Retirement Plans through MI. In connection with the spin-off, we will assume the Government Operations Retirement Plan and certain assets and liabilities of the McDermott Retirement Plan.

Participation and Eligibility. Generally, employees over the age of 21 years, who were hired before April 1, 2005, are eligible to participate in the B&W Governmental Operations Qualified Retirement Plan or the B&W Commercial Operations Qualified Retirement Plan.

•

For participants with less than five years of service as of March 31, 2006—Benefit accruals were frozen as of that date. Affected employees now receive annual service-based company cash contributions to their Thrift Plan account.

•

For participants with more than five but less than ten years of service as of January 1, 2007—If a participant made an election to do so, benefit accruals were frozen as of March 31, 2007, with the electing participants now receiving annual service-based company cash contributions to their Thrift Plan accounts.

•

Frozen accrued benefits of affected employees under these plans will increase annually in line with increases in the Consumer Price Index, up to a maximum of 8% and a minimum of 1%, for each year the employee remains employed. For further discussion on the service-based company cash contributions under the Thrift Plan, see “Compensation Discussion and Analysis—Post-Employment Compensation—Retirement Plans.”

Benefits. Benefits under these plans are calculated under one of two formulas:

(1)

For participating employees originally hired by McDermott’s Power Generation Systems or Government Operations segment (“Tenured Employees”) before April 1, 1998—benefits are based on years of credited service and final average cash compensation (including bonuses and commissions); and

(2)

For participating employees hired before April 1, 1998 who are not Tenured Employees, and for participating employees hired on or after April 1, 1998—benefits are based on years of credited service, final average cash compensation (excluding bonuses and commissions) and anticipated social security benefits. Final average cash compensation is based on each employee’s average annual earnings during the 60 successive months out of the 120 successive months before retirement in which such earnings were highest.

The present value of accumulated benefits reflected in the “Pension Benefits” table above is based on a 6.00% discount rate and the 1994 Group Annuity Mortality Table projected to 2005.

Retirement and Early Retirement. Under each of these plans, normal retirement is age 65. The normal form of payment is a single-life annuity or a 50% joint and survivor annuity, depending on the employee’s marital status when payments are scheduled to begin. Early retirement eligibility and benefits under these plans depend on the employee’s date of hire. Messrs. Bethards, Killion and Nash are each currently eligible for early retirement.

For Tenured Employees hired before April 1, 1998 (which includes Messrs. Bethards, Killion and Nash):

•	an employee is eligible for early retirement if the employee has completed at least 15 years of credited service and attained the age of 50; and

•

early retirement benefits are based on the same formula as normal retirement, but the pension benefit is unreduced if the sum of the employee’s age and years of service equals 75 or greater at the date benefits commence; otherwise the pension benefit is reduced 4% for each “point” less than 75.

For employees hired on or after April 1, 1998:

•	an employee is eligible for early retirement after completing at least 15 years of credited service and attaining the age of 55; and

•	early retirement benefits are based on the same formula as normal retirement, but the pension benefit is generally reduced 0.4% for each month that benefits commence before age 62.

Overview of Nonqualified Plans. To the extent benefits payable under these qualified plans are limited by Section 415(b) or 401(a)(17) of the Internal Revenue Code, pension benefits will be paid directly by McDermott’s applicable subsidiaries under the terms of unfunded excess benefit plans (the “Excess Plans”) maintained by them. Effective January 1, 2006, the Excess Plans were amended to limit the annual bonus payments taken into account in calculating the Tenured Employees’ Excess Plan benefits to the lesser of the actual bonus paid or 25% of the prior year’s base salary.

•	Messrs. Bethards and Nash participate in the Restoration of Retirement Income Plan for Certain Participants in the Retirement Plan for Employees of Babcock & Wilcox Governmental Operations; and

•	Mr. Killion participates in the Restoration of Retirement Income Plan for Certain Participants in the Retirement Plan for Employees of Babcock & Wilcox Commercial Operations.

We sponsor the Commercial Operations Excess Plan through B&W PGG and the Government Operations Excess Plan through our subsidiary, Babcock & Wilcox Investment Company. McDermott sponsors the McDermott Excess Plan through MI. In connection with the spin-off, we will assume certain liabilities of the McDermott Excess Plan.

Nonqualified Deferred Compensation

The following Nonqualified Deferred Compensation table summarizes our Named Executives’ compensation under McDermott’s nonqualified supplemental retirement plan. The compensation shown in this table is entirely attributable to the McDermott International, Inc. New Supplemental Employee Retirement Plan, or SERP, established January 1, 2005.

Name	Executive Contributions in 2009	Registrant Contributions in 2009	Aggregate Earnings in 2009	Aggregate Withdrawals/ Distributions	Aggregate Balance at 12/31/09
B.C. Bethards	$0	$44,948.00	$51,718.71	$0	$446,531.52
M.S. Taff	$0	$41,378.00	$34,000.95	$0	$139,978.13
R.L. Killion(1)	N/A	N/A	N/A	N/A	N/A
C.M. Mowry(1)	N/A	N/A	N/A	N/A	N/A
W.D. Nash	$0	$30,361.00	$89,855.65	$0	$291,636.80

(1)	No information is provided for Messrs. Killion or Mowry because neither is a participant in the SERP.

McDermott’s SERP is an unfunded, defined contribution retirement plan for officers of McDermott and its operating segments selected to participate by McDermott’s compensation committee. Benefits under the SERP are based on the participating officer’s vested percentage in his notional account balance at the time of retirement or termination. An officer generally vests in his SERP account 20% each year, subject to accelerated vesting for death, disability and termination without cause or termination within 24 months following a change in control.

In connection with the spin-off, we expect our Board of Directors will adopt a nonqualified supplemental executive retirement plan substantially similar to McDermott’s SERP.

Executive Contributions in 2009. Employee contributions are not permitted under McDermott’s SERP.

Employer Contributions in 2009. McDermott makes annual contributions to participating employees’ notional accounts equal to a percentage of the employee’s prior-year compensation. Under the terms of the SERP, the contribution percentage does not need to be the same for each participant. Additionally, McDermott’s compensation committee may make a discretionary contribution to a participant’s account at any time.

For 2009, McDermott’s contributions equaled 5% of the Named Executives’ base salaries and annual incentive compensation awards paid in 2008. No discretionary contributions were made in 2009. All of McDermott’s 2009 contributions are included in the Summary Compensation Table above as “All Other Compensation.”

Aggregate Earnings in 2009. The amount reported in this table as earnings represents hypothetical accrued gains during 2009 on each Named Executive’s account. The accounts are “participant-directed” in that each participating officer personally directs the investment of contributions made on his behalf. As a result, any accrued gains or losses are attributable to the performance of the Named Executive’s notional mutual fund investments.

No amount of the earnings shown is reported as compensation in the Summary Compensation Table.

Aggregate Balance at 12/31/09. The balance of a participating officer’s account consists of contributions made by McDermott and hypothetical accrued gains or losses. The balances shown represent the accumulated account values (including gains and losses) for each Named Executive as of December 31, 2009.

The balances shown include contributions from previous years which have been reported as compensation to the Named Executives in the Summary Compensation Table for those years—to the extent a Named Executive was included in the Summary Compensation Table during those years. The amounts and years reported are as follows:

Named Executive	Year	Amount Reported
B.C. Bethards	2008	$31,042.00
	2007	N/A
M.S. Taff	2008	$31,125.00
	2007	$20,705.85

In May 2009, McDermott’s compensation committee amended the SERP to vest SERP balances unvested on December 31, 2008 (including future gains and losses thereon). Amounts allocated on or after January 1, 2009 vest pursuant to the participant’s vested percentage based upon years of service. Accordingly, as of January 1, 2010, each Named Executive who participates in the SERP is 100% vested in his SERP balance shown, except Mr. Taff. Mr. Taff, who did not begin participating in McDermott’s SERP until 2006, is 92.19% vested in his SERP balance shown (100% vested in amounts allocated to his SERP account as of December 31, 2008 and 80% vested in amounts allocated to his SERP account during 2009).

Potential Payments Upon Termination or Change in Control

The following tables show potential payments to our Named Executives under existing contracts, agreements, plans or arrangements, whether written or unwritten, for various scenarios under which a payment would be due (assuming each is applicable) involving a change in control or termination of employment of each of our Named Executives, assuming a December 31, 2009 termination date and, where applicable, using the closing price of McDermott’s common stock of $24.01 (as reported on the New York Stock Exchange) as of December 31, 2009. These tables do not reflect amounts that would be payable to the Named Executives pursuant to benefits or awards that are already vested.

The amounts reported in the below tables for McDermott stock options, restricted stock, restricted stock units, deferred stock units and performance shares represent the value of unvested and accelerated shares or units, as applicable, calculated by:

•

for stock options: multiplying the number of accelerated options by the difference between the exercise price and $24.01 (the closing price of McDermott’s common stock on December 31, 2009, as reported on the New York Stock Exchange);

•

for restricted stock, restricted stock units and performance shares: multiplying the number of accelerated shares or units by $24.01 (the closing price of McDermott’s common stock on December 31, 2009, as reported on the New York Stock Exchange); and

•

for deferred stock units (which represent a right to receive a cash payment equal to the product of the number of vested units and the average of the highest and lowest sales price of McDermott’s common stock on the vesting date): multiplying the number of accelerated units by $24.17 (the average of the highest and lowest price of McDermott’s common stock on December 31, 2009, as reported on the New York Stock Exchange).

Estimated Value of Benefits to Be Received Upon Involuntary Termination Without Cause

The following table shows the estimated value of payments and other benefits due the Named Executives assuming their involuntary termination without cause as of December 31, 2009.

	B.C. Bethards	M.S. Taff	R.L. Killion	C.M. Mowry	W.D. Nash
Severance Payments	$1,789,080.00	$1,717,000.00	$88,846.15	$10,240.38	$93,692.31
EICP	$368,340.00	$353,500.00	—	—	—
Supplemental Executive Retirement Plan (SERP)	—	$10,934.53	N/A	N/A	—
Benefits	$21,738.24	$35,837.50	—	—	—
Thrift Plan	—	—	—	—	—
Stock Options	$917,548.92	$1,070,388.72	—	—	—
(unvested and accelerated)
Restricted Stock	$479,071.53	$110,277.93	—	—	—
(unvested and accelerated)
Restricted Stock Units	$1,186,910.34	$1,384,632.69	—	—	—
(unvested and accelerated)
Deferred Stock Units	—	—	—	—	—
(unvested and accelerated)
Performance Shares	$1,027,411.91	$1,398,222.35	—	—	—
(unvested and accelerated)
Tax Gross-Up	—	—	—	—	—

Total	$5,790,100.94	$6,080,793.72	$88,846.15	$10,240.38	$93,692.31

Severance Payment. With the exception of Messrs. Bethards and Taff, the amounts reported represent payments under the Severance Plan for Employees of McDermott Incorporated and Participating Subsidiary and Affiliated Companies assuming the Named Executives’ involuntary termination without cause. Through this severance plan, full-time employees of McDermott and participating subsidiaries are entitled to receive a severance benefit in the event their employment is terminated because of the elimination of a previously required position or previously required service, or due to the consolidation of departments, abandonment of plants or offices, or technological change or declining business activities, where such termination is intended to be permanent. The amount of severance benefit is determined based on the length of service and the employee’s base salary. In general, an eligible employee is entitled to a severance benefit of one half week of base salary for each year of service, subject to a maximum of 14 weeks of pay. For more information on the amounts paid to Messrs. Bethards and Taff, see “Retention Agreements” below.

SERP. The amount reported represents Mr. Taff’s SERP balance as of December 31, 2009 that would become vested on an involuntary termination not for cause. As discussed under “Compensation Discussion & Analysis—Post-Employment Compensation—Retirement Plans—Supplemental Plans,” Mr. Taff was 100% vested in amounts allocated to his account as of December 31, 2008, and was 80% vested in amounts allocated to his account during 2009. Messrs. Bethards and Nash were 100% vested in their SERP balance. Messrs. Killion and Mowry do not participate in the SERP. Under the SERP, termination for “cause” means:

•

the overt and willful disobedience of orders or directives issued to a person who participates in the SERP (a “Participant”) that are within the scope of his duties, or any other willful and continued failure of a Participant to perform substantially his duties with McDermott (occasioned by reason other than physical or mental illness or disability) after a written demand for substantial performance is delivered to the Participant by McDermott’s compensation committee or the Chief Executive Officer of McDermott which specifically identifies the manner in which McDermott’s compensation committee or the Chief Executive Officer of McDermott believes that the Participant has not substantially performed his or her duties, after which the Participant will have 30 days to defend or remedy such failure to substantially perform his or her duties;

•	the willful engaging by the Participant in illegal conduct or gross misconduct which is materially and demonstrably injurious to McDermott; or

•	the conviction of the Participant with no further possibility of appeal, or plea of nolo contendere by the Participant to, any felony or crime of falsehood.

For more information on the amount reported for Mr. Taff, see “Retention Agreements” below.

Retention Agreements

The amounts reported for Messrs. Bethards and Taff assume the Named Executive was terminated on December 31, 2009 in connection with our separation from McDermott. In contemplation of the spin-off, on December 10, 2009, McDermott entered into retention agreements with certain key members of our management, including Messrs. Bethards and Taff (the “Retention Agreements”). The Retention Agreements provide either a retention or severance payment to these employees in connection with the disposition of all or substantially all of the stock or assets of B&W or J. Ray McDermott, S.A. (whether by a spin-off, sale or otherwise), which are referred to as a “restructuring transaction” in the Retention Agreements. In the event the applicable employee is terminated prior to the first anniversary of the effective date of the restructuring transaction, either (1) by the employer company for any reason other than cause or disability or (2) by the employee for good reason, the employer company is required to pay the Named Executive a cash severance payment, an EICP payment, 200% of the annual cost of coverage for medical, dental and vision benefits, and an amount equal to the unvested portion of the Named Executive’s Thrift Plan account. The Named Executive will also receive accelerated vesting with respect to his outstanding equity awards.

Under the Retention Agreements, “cause” is defined as:

•

the willful and continued failure of the employee to perform substantially the employee’s duties (occasioned by reason other than physical or mental illness or disability of the employee) after a written demand for substantial performance is delivered to the employee by the compensation committee of the employer or the Chief Executive Officer of the employer which specifically identifies the manner in which the compensation committee or the Chief Executive Officer believes that employee has not substantially performed his or her duties, after which the employee will have 30 days to defend or remedy such failure to substantially perform his or her duties;

•	the willful engaging by employee in illegal conduct or gross misconduct which is materially and demonstrably injurious to the employer; or

•	the conviction of the employee with no further possibility of appeal, or plea of nolo contendere by the employee to, any felony or crime of falsehood.

Severance Payment. The severance payment that may be made to each Named Executive in connection with his termination of employment following a restructuring transaction is a cash payment equal to 200% of the sum of his annual base salary prior to termination and his EICP target award applicable to the year in which the termination occurs. Severance payments under a restructuring transaction are in lieu of any payment under any severance policy generally applicable to the salaried employees of McDermott. For a hypothetical termination as of December 31, 2009, the severance payment would have been calculated based on the following base salary and target EICP awards:

•	Mr. Bethards: $526,200 base salary and $368,340 target EICP (70% of his base salary); and

•	Mr. Taff: $505,000 base salary and $353,500 target EICP (70% of his base salary).

EICP Payment. The EICP is an annual cash-based performance incentive plan under which payments are made in the year following the year in which performance is measured. For example, 2009 EICP awards are paid in 2010 for performance achieved in 2009. As a result, depending on the timing of the termination relative to the payment of an EICP award, a Named Executive could receive up to two EICP payments in connection with termination resulting from a restructuring transaction, as follows:

•

If an EICP award for the year prior to termination is paid to other EICP participants after the date of the Named Executive’s termination, the Named Executive would be entitled to a cash payment equal to the product of the Named Executive’s EICP target percentage and the Named Executive’s annual base salary for the applicable period. No such payment would have been due a named Executive on a December 31, 2009 termination, because the 2008 EICP awards had already been paid prior to the Named Executive’s termination date.

•

The Named Executive would be entitled to a prorated EICP payment based upon the Named Executive’s target award for the year in which the termination occurs and the number of days in which the executive was employed with McDermott during that year. Based on a hypothetical December 31, 2009 termination, each Named Executive would have been entitled to an EICP payment equal to 100% of his 2009 target EICP. Mr. Bethards’ 2009 target EICP was $368,340 and Mr. Taff’s 2009 target EICP was $353,500.

SERP. The Retention Agreements provide for full vesting in a Named Executive’s SERP account balance upon termination under a restructuring transaction. The amount reported represents Mr. Taff’s SERP balance as of December 31, 2009 that would become vested upon his termination under a restructuring transaction. Mr. Bethards was 100% vested in his SERP balance as of December 31, 2009.

Benefits. The amounts reported represent two times the full annual cost of coverage for medical, dental and vision benefits provided to the Named Executive and the Named Executive’s covered dependents for the year ended December 31, 2009.

Equity Awards. The amounts reported for McDermott stock options, restricted stock, restricted stock units and performance shares represent the value of unvested and accelerated stock options, shares or units, as applicable, for the 2008 and 2009 grants of such awards. The amounts reported for the 2008 and 2009 performance share grants represent the value of such grants calculated as to the initial grant of the shares.

Estimated Value of Benefits to Be Received Upon Normal Retirement

The following table shows the estimated value of payments and other benefits due the Named Executives assuming their retirement as of December 31, 2009. This table does not reflect amounts that would be payable to the Named Executives pursuant to benefits or awards that are already vested (for example, pension benefits). See the “Pension Benefits” table above for more information on pension benefits.

	B.C. Bethards	M.S. Taff	R.L. Killion	C.M. Mowry	W.D. Nash
Severance Payments	—	—	—	—	—
EICP	—	—	—	—	—
Supplemental Executive Retirement Plan (SERP)	—	—	N/A	N/A	—
Stock Options	—	—	—	—	—
(unvested and accelerated)
Restricted Stock	$119,767.88	—	$48,140.05	—	$11,122.63
(unvested and accelerated)
Restricted Stock Units	—	—	—	—	—
(unvested and accelerated)
Deferred Stock Units	—	—	—	—	$63,663.78
(unvested and accelerated)
Performance Shares	$467,700.39	—	$173,294.58	—	$245,060.47
(unvested and accelerated)
Tax Gross-Up	—	—	—	—	—

Total	$587,468.27	$0.00	$221,434.63	$0.00	$319,846.88

SERP. Under the terms of the SERP, participants are eligible for retirement upon attaining age 65. Mr. Nash is eligible for retirement under the terms of the SERP, but was 100% vested as of December 31, 2009.

Equity Awards. Generally, the terms of McDermott stock and option award grants define retirement as a voluntary termination of employment after attaining age 60 and completing 10 years of service with McDermott. Under this definition, the Named Executives eligible for retirement as of a December 31, 2009 were Messrs. Bethards, Killion and Nash. The outstanding grants of restricted stock and restricted stock units and the unvested grants of stock options provide for accelerated vesting of a percentage of the Named Executive’s outstanding shares and units if his retirement date is on or after the first anniversary of the grant date, and a greater percentage of accelerated vesting if his retirement date is on or after the second anniversary of the grant date. The outstanding grants of deferred stock units vest 100% upon termination due to normal retirement under a funded or unfunded retirement plan of McDermott or any subsidiary. Mr. Nash is eligible for accelerated vesting of deferred stock units.

Estimated Value of Benefits to Be Received Upon Termination Due to Death or Disability

The following table shows the value of payments and other benefits due the Named Executives assuming their death or disability as of December 31, 2009.

	B.C. Bethards	M.S. Taff	R.L. Killion	C.M. Mowry	W.D. Nash
Severance Payments	—	—	—	—	—
EICP	—	—	—	—	—
Supplemental Executive Retirement Plan (SERP)	—	$10,934.53	N/A	N/A	—
Stock Options	$917,548.92	$1,070,388.72	$338,013.36	$216,447.84	$304,894.80
(unvested and accelerated)
Restricted Stock	$479,071.53	$110,277.93	$192,560.20	$180,387.13	$44,490.53
(unvested and accelerated)
Restricted Stock Units	$1,186,910.34	$1,384,632.69	$437,222.10	$279,980.61	$394,436.28
(unvested and accelerated)
Deferred Stock Units	—	$108,765.00	—	—	$63,663.78
(unvested and accelerated)
Performance Shares	$1,738,107.91	$1,926,442.35	$654,488.59	$162,067.50	$800,181.27
(unvested and accelerated)
Tax Gross-Up	—	—	—	—	—

Total	$4,321,638.70	$4,611,441.22	$1,622,284.25	$838,883.08	$1,607,666.66

SERP. The amount reported represents Mr. Taff’s SERP balance as of December 31, 2009 that would become vested on death or disability. Mr. Bethards and Mr. Nash were 100% vested in their SERP balance as of December 31, 2009. Messrs. Killion and Mowry do not participate in the SERP.

Equity Awards. Under the terms of the McDermott awards outstanding for each Named Executive as of December 31, 2009, all unvested stock awards become vested and all unvested option awards become vested and exercisable on death or disability.

Estimated Value of Benefits to Be Received Upon Change in Control

The following table shows the estimated value of payments and other benefits due the Named Executives assuming a change in control and termination as of December 31, 2009.

	B.C. Bethards	M.S. Taff	R.L. Killion	C.M. Mowry	W.D. Nash
Severance Payments	$1,789,080.00	$1,717,000.00	—	—	—
EICP	$368,340.00	$353,500.00	—	—	—
Supplemental Executive Retirement Plan (SERP)	—	$10,934.53	N/A	N/A	—
Benefits	$21,738.24	$35,837.50	—	—	—
Stock Options	$917,548.92	$1,070,388.72	$338,013.36	$216,447.84	$304,894.80
(unvested and accelerated)
Restricted Stock	$479,071.53	$110,277.93	$192,560.20	$180,387.13	$44,490.53
(unvested and accelerated)
Restricted Stock Units	$1,186,910.34	$1,384,632.69	$437,222.10	$279,980.61	$394,436.28
(unvested and accelerated)
Deferred Stock Units	—	$108,765.00	—	—	$63,663.78
(unvested and accelerated)
Performance Shares	$2,780,406.02	$2,991,886.10	$1,027,579.98	$324,135.00	$1,194,113.34
(unvested and accelerated)
Tax Gross-Up	$2,164,376.03	$2,002,180.42	—	—	—

Total	$9,707,471.08	$9,785,402.89	$1,995,375.64	$1,000,950.58	$2,001,598.73

McDermott has change-in-control agreements with various officers, including Messrs. Bethards and Taff. Generally, under these agreements, if a Named Executive is terminated within one year following a change in control either (1) by McDermott for any reason other than cause or death or disability; or (2) by the Named Executive for good reason, McDermott is required to pay the Named Executive a cash severance payment, an EICP payment and, if applicable, a tax gross-up payment. In addition to these payments, the Named Executive would be entitled to various accrued benefits earned through the date of termination, such as earned but unpaid salary, earned but unused vacation and reimbursements.

Under these agreements, a “change in control” occurs if:

•

a person (other than a McDermott employee benefit plan or a corporation owned by McDermott stockholders in substantially the same proportion as their ownership of McDermott voting shares) becomes the beneficial owner of 30% or more of the combined voting power of McDermott’s then outstanding voting stock;

•

during any period of two consecutive years, individuals who at the beginning of such period constitute McDermott’s Board of Directors, and any new director whose election or nomination by McDermott’s Board was approved by at least two-thirds of the directors of McDermott’s Board then still in office who either were directors at the beginning of the period or whose election or nomination was previously approved, cease to constitute a majority of McDermott’s Board;

•

McDermott’s stockholders approve: (1) a merger or consolidation of McDermott with another company, other than a merger or consolidation which would result in McDermott’s voting securities outstanding immediately prior thereto continuing to represent at least 50% of the voting stock of McDermott or such surviving entity outstanding immediately after such merger or consolidation; (2) a plan of complete liquidation of McDermott; or (3) an agreement for the sale or disposition by McDermott of all or substantially all of McDermott’s assets; or

•	any other set of circumstances is deemed by McDermott’s Board in its sole discretion to constitute a change in control.

Severance Payment. The severance payment made to each Named Executive in connection with a change in control is a cash payment equal to 200% of the sum of his annual base salary prior to termination and his EICP target award applicable to the year in which the termination occurs. For a hypothetical termination as of December 31, 2009, the severance payment following a change-in-control event would have been calculated the same as a termination under a restructuring transaction. For more information, see “Retention Agreements” above.

EICP Payment. The amounts reported represent the EICP payments made to the Named Executives in connection with a change in control. The amount paid is calculated the same as a termination under a restructuring transaction. For more information, see “Retention Agreements” above.

SERP. The amount reported represents Mr. Taff’s SERP balance as of December 31, 2009 that would become vested in connection with a termination of employment following a change in control. Mr. Taff was 100% vested in amounts allocated to his account as of December 31, 2008 and was 80% vested in amounts allocated to his account during 2009. The amount shown would be due to Mr. Taff if he was terminated without cause within one year after a change in control. Messrs. Bethards and Nash are 100% vested in their SERP balance. Messrs. Killion and Mowry do not participate in the SERP. Under the SERP, a “change in control” occurs under the same circumstances described above with respect to McDermott’s change in control agreements.

Benefits. The amounts reported represent two times the full annual cost of coverage for medical, dental and vision benefits provided to the Named Executive and the Named Executive’s covered dependents for the year ended December 31, 2009.

Tax Gross-Up. If any payment is subject to the excise tax imposed by section 4999 of the Internal Revenue Code of 1986, as amended, McDermott would reimburse the affected Named Executive for all excise taxes imposed under section 4999 and any income and excise taxes that are payable as a result of such reimbursement. The calculation of the section 4999 gross-up amount in the above table is based upon a section 4999 excise tax rate of 20%, a 35% federal income tax rate, a 1.45% Medicare tax rate and a state income tax rate of 7.75% for Mr. Bethards.

Equity Awards. Under the terms of the McDermott awards outstanding, all unvested restricted stock, restricted stock units and deferred stock units would become vested on a change in control, regardless of whether there is a subsequent termination of employment. All unvested stock options would become vested and exercisable on a change in control, regardless of whether there is a subsequent termination of employment. Performance shares are subject to accelerated vesting on a change in control, regardless of whether there is a subsequent termination of employment. Under McDermott’s 2001 D&O Plan, a “change in control” occurs under the same circumstances described above with respect to McDermott’s change-in-control agreements.

New Compensation Plans

2010 Long-Term Incentive Plan of The Babcock & Wilcox Company

We intend to adopt the 2010 Long-Term Incentive Plan of The Babcock & Wilcox Company (the “2010 LTIP”), which is expected to be approved by McDermott as our sole shareholder before the spin-off. The following is a general description of the 2010 LTIP.

Administration. The 2010 LTIP will be administered by the Compensation Committee of our Board of Directors. The Compensation Committee will select the participants and determine the type or types of awards and the number of shares, units or options to be granted to each participant under the 2010 LTIP. All or part of an award may be subject to conditions established by the Compensation Committee, which may include continued

service with our company, achievement of specific business objectives, increases in specified indices, attainment of specified growth rates or other measures of performance. The Compensation Committee will have full and final authority to implement the 2010 LTIP and may, from time to time, adopt rules and regulations in order to carry out the terms of the 2010 LTIP. As permitted by law, the Compensation Committee may delegate its duties under the 2010 LTIP to our chief executive officer and other senior officers.

Eligibility. Members of the Board of Directors and employees of our company and its subsidiaries (including former employees of subsidiaries and their respective subsidiaries), as well as consultants, will be eligible to participate in the 2010 LTIP. The Compensation Committee will select the participants for the 2010 LTIP. Any participant may receive more than one award under the 2010 LTIP.

Shares Available for Issuance through the 2010 LTIP. 10,000,000 shares have been approved for issuance under the 2010 LTIP, including shares to be issued in connection with the spin-off.

The 2010 LTIP provides for a number of forms of stock-based compensation, as further described below. The 2010 LTIP also permits the reuse or reissuance under the 2010 LTIP of shares of common stock underlying canceled, expired, terminated or forfeited awards granted under the 2010 LTIP. The Compensation Committee shall make appropriate adjustments in the number and kind of shares that may be issued, the number and kind of shares subject to outstanding awards, the exercise or other applicable price and other value determinations applicable to outstanding awards under the 2010 LTIP to reflect any amendment to the 2010 LTIP, stock split, stock dividend, recapitalization, merger, consolidation, reorganization, combination or exchange of shares or other similar event.

Types of Awards Under the 2010 LTIP. The Compensation Committee may award to participants incentive and nonqualified stock options, restricted stock, restricted stock units, performance shares and performance units. The forms of awards are described in greater detail below.

Stock Options. The Compensation Committee will have discretion to award incentive stock options and nonqualified stock options. A stock option is a right to purchase a specified number of shares of common stock at a specified exercise price. An incentive stock option is intended to qualify as such under Section 422 of the Code. Under the 2010 LTIP, no participant may be granted options during any fiscal year that are exercisable for more than 1,200,000 shares of our common stock. The exercise price of an option may not be less than the fair market value of a share of our common stock on the date of grant. Subject to the specific terms of the 2010 LTIP, the Compensation Committee will have discretion to determine the number of shares, the exercise price, the terms and conditions of exercise and such additional limitations on and terms of option grants as it deems appropriate.

Options granted to participants under the 2010 LTIP will expire at such times as the Compensation Committee determines at the time of the grant, but no option will be exercisable later than seven years after the date of grant. Each option award agreement will set forth the extent to which the participant will have the right to exercise the option following termination of the participant’s employment. The termination provisions will be determined within the discretion of the Compensation Committee, need not be uniform among all participants and may reflect distinctions based on reasons for termination of employment.

Upon the exercise of an option granted under the 2010 LTIP, the exercise price is payable in full to us (1) in cash; (2) if permitted, by tendering shares of our common stock having a fair market value at the time of exercise equal to the total option price; (3) if permitted, by a combination of (1) and (2); or (4) by any other method approved by the Compensation Committee in its sole discretion.

Restricted Stock. The Compensation Committee also is authorized to award restricted shares of common stock under the 2010 LTIP on such terms and conditions as it shall establish. Although recipients will own and have the right to vote restricted shares from the date of grant, they will not have the right to sell or otherwise transfer the shares during the applicable period of restriction or until earlier satisfaction of other conditions imposed by the Compensation Committee in its sole discretion. The award agreement will specify the periods of restriction, any restrictions based on achievement of specific performance objectives, restrictions under applicable federal or state securities laws and such other terms it deems appropriate. Unless the Compensation Committee otherwise determines, participants will receive dividends on their shares of restricted stock. The Compensation Committee in its discretion may apply any restrictions to the dividends that it deems appropriate.

Each award agreement for restricted stock will set forth the extent to which the participant will have the right to retain unvested shares of restricted stock following termination of the participant’s employment. These provisions will be determined in the sole discretion of the Compensation Committee, need not be uniform among all participants and may reflect distinctions based on reasons for termination of employment.

Restricted Stock Units. An award of a restricted stock unit constitutes an agreement by us to deliver shares of our common stock or to pay an amount equal to the fair market value of a share of our common stock for each restricted stock unit to a participant in the future. Restricted stock units may be granted by the Compensation Committee on such terms and conditions as it may establish. The restricted stock unit award agreement will specify the vesting period or periods, any specific performance objectives and such other conditions as may apply to the award. During the applicable vesting period, participants will have no voting rights with respect to the shares of common stock underlying a restricted stock unit grant. However, participants shall, unless the Compensation Committee otherwise determines, receive dividend equivalents on the shares underlying their restricted stock unit grant in the form of cash or additional restricted stock units if a dividend is paid with respect to shares of our common stock.

Each award agreement for restricted stock units will set forth the extent to which the participant will have the right to retain unvested restricted stock units following termination of employment. These provisions will be determined in the sole discretion of the Compensation Committee, need not be uniform among all participants and may reflect distinctions based on reasons for termination of employment.

No more than 1,200,000 shares of common stock may be granted in the form of awards of restricted stock and restricted stock units to any participant in any fiscal year.

Performance Units and Performance Shares. Performance units and performance shares are forms of performance awards that are subject to the attainment of one or more pre-established performance goals during a designated performance period. Performance units and performance shares may be granted by the Compensation Committee at any time in such amounts and on such terms as the Compensation Committee determines. Each performance unit will have an initial value that is established by the Compensation Committee at the time of grant.

Each performance unit and performance share will have an initial value equal to the fair market value of a share of our common stock on the date of grant. The Compensation Committee in its discretion will determine the applicable performance period and will establish performance goals for any given performance period. When the performance period expires, the holder of performance units or performance shares will be entitled to receive a payout on the performance units or performance shares earned over the performance period based on the extent to which the performance goals have been achieved.

Participants holding performance units or performance shares are not entitled to receive dividend units for dividends declared with respect to shares of our common stock underlying such awards. Payment of performance units and performance shares may be made in cash or in shares of common stock that have an aggregate fair market value equal to the earned performance units or performance shares on the last day of the applicable performance period. Each award agreement will set forth the extent to which the participant will have the right to receive a payout of these performance units or performance shares following termination of the participant’s employment. The termination provisions will be determined in the sole discretion of the Compensation Committee, need not be uniform among all participants and may reflect distinctions based on reasons for termination of employment.

No more than 1,200,000 shares of common stock may be granted in the form of awards of performance shares to any participant in any fiscal year. No more than $6,000,000 may be paid in cash to any participant with respect to performance units granted in any fiscal year, as valued on the date of each grant.

Performance Measures. The Compensation Committee may grant awards under the 2010 LTIP to eligible employees subject to the attainment of specified performance measures. The number of performance-based awards granted to an employee in any year will be determined by the Compensation Committee in its sole discretion, subject to the limitations set forth in the 2010 LTIP. The value of each performance-based award will be determined based on the achievement of pre-established, objective performance goals during each performance period. The duration of a performance period is set by the Compensation Committee. A new performance period may begin every year, or at more frequent or less frequent intervals, as determined by the Compensation Committee.

The Compensation Committee will establish the objective performance goals applicable to the valuation of performance-based awards granted in each performance period, the performance measures that will be used to determine the achievement of those performance goals and any formulas or methods to be used to determine the value of the performance-based awards.

Performance measures will be defined by the Compensation Committee on a consolidated, segment, group or division basis and/or in comparison to one or more peer groups or indices. Performance measures selected by the Compensation Committee will be based on one or more of the following: cash flow; cash flow return on capital; cash flow return on assets; cash flow return on equity; net income; return on capital; return on assets; return on equity; share price; earnings per share; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; total and relative shareholder return; operating income; return on net assets; gross or operating margins; safety and economic value added. Following the end of a performance period, the Compensation Committee will determine the value of the performance-based awards granted for the period based on its determination of the degree of attainment of the pre-established objective performance goals. The Compensation Committee will also have discretion to reduce (and, if intended to qualify as performance-based compensation under Section 162(m) of the Code, not to increase) the value of a performance-based award to “Covered Employees,” as defined in Section 162(m) of the Code.

Deferrals. The Compensation Committee will have the discretion to provide for the deferral of an award or to permit participants to elect to defer payment of some or all types of awards in a manner consistent with the requirements of Section 409A of the Code.

Change in Control. The treatment of outstanding awards upon the occurrence of a change in control (as defined in the 2010 LTIP) will be determined in the sole discretion of the Compensation Committee and will be described in the applicable award agreements and need not be uniform among all awards granted under the 2010 LTIP.

Amendments. The 2010 LTIP may be modified, altered, suspended or terminated by the Board of Directors at any time and for any purpose that the Board of Directors deems appropriate, but no amendment to the 2010 LTIP shall adversely affect any outstanding awards without the affected participant’s consent, and stockholder approval may be required by applicable law, regulation or stock exchange requirements.

Transferability. Except as otherwise specified in a participant’s award agreement, no award granted pursuant to, and no right to payment under, the 2010 LTIP will be assignable or transferable by a 2010 LTIP participant except by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, and any right granted under the 2010 LTIP will be exercisable during a participant’s lifetime only by the participant or by the participant’s guardian or legal representative.

Duration of the 2010 LTIP. The 2010 LTIP will remain in effect until all options and rights granted thereunder have been satisfied or terminated pursuant to the terms of the 2010 LTIP and all performance periods for performance-based awards granted thereunder have been completed. However, in no event will any award be granted under the 2010 LTIP on or after [  ], 2020.

The foregoing description of the 2010 LTIP does not purport to be complete and is qualified by reference to the 2010 LTIP.

The Babcock & Wilcox Company Executive Compensation Plan

We intend to adopt The Babcock & Wilcox Company Executive Incentive Compensation Plan (the “B&W EICP”) before the spin-off. The following is a general description of the B&W EICP.

The B&W EICP will be a cash incentive plan administered by the Compensation Committee of our Board of Directors. Except as prohibited by law, the Compensation Committee may generally delegate its duties under the B&W EICP to our chief executive officer and other executive officers.

All of our full-time salaried employees will be eligible to participate in the B&W EICP. Our Chief Executive Officer will automatically participate. Actual participation in the EICP by other employees will be based upon recommendations by our Chief Executive Officer, subject to approval by the Compensation Committee.

The Compensation Committee will establish, for each plan year, performance goals and award opportunities, in writing, which correspond to various levels of achievement of the preestablished performance goals based upon any combination of corporate, segment, group, divisional or individual goals. The award opportunity for any participant who is included in the group of “covered employees” (as defined in Section 162(m) of the Code) will be based on the following performance criteria:

•	the award to be paid upon meeting preestablished targeted performance results;

•	the potential final award in relation to the various levels of achievement of the preestablished performance goals; and

•	company, segment, group or division performance in relation to the preestablished performance goals.

Performance measures that may be used to determine award opportunities for Named Executive Officers are generally limited to cash flow, cash flow return on capital, cash flow return on equity, net income, operating income, return on capital, return on assets, return on equity and economic value added (each as defined in the B&W EICP) and other measures consistent with deductibility under Code Section 162(m). Once established, performance goals normally cannot be changed during the plan year. However, the Compensation Committee may adjust performance goals to account for changes in accounting principles, unusual, nonrecurring events and extraordinary items, to the extent not inconsistent with Code Section 162(m). The Compensation Committee shall have the authority to reduce or eliminate final awards, based upon any criteria it deems appropriate. In addition, the Compensation Committee may use such other performance measures, including subjective measures, and make adjustments to performance goals during the plan year, if the Compensation Committee determines that it is advisable for an award not to qualify for the performance-based exception from the deductibility limitations of Code Section 162(m).

Following the end of each plan year, awards will be computed for each plan participant. Final individual awards may vary above or below the target award, based on the level of achievement of the preestablished performance goal. The B&W EICP will place a limit of $3,000,000 on payouts to any one plan participant in any given plan year for tax deductibility reasons but grant authority to the Compensation Committee to exceed those limits in its discretion. The Board of Directors may amend the B&W EICP from time to time.

The foregoing description of the B&W EICP does not purport to be complete and is qualified by reference to the B&W EICP.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the spin-off, all of the outstanding shares of our common stock are and will be owned beneficially and of record by McDermott. The following table sets forth information with respect to the expected beneficial ownership of our common stock immediately following completion of the spin-off by:

•	each stockholder who is expected following the spin-off to beneficially own more than 5% of our common stock;

•	each executive officer named in the Summary Compensation Table;

•	each of our directors; and

•	all of our executive officers and directors as a group.

We have based the percentage of class amounts set forth below on each indicated person’s beneficial ownership of McDermott common stock as of [                    ], 2010, unless we indicate some other basis for the share amounts, and based on the distribution of one share of our common stock for every [            ] shares of McDermott common stock outstanding. To the extent our directors and executive officers own unrestricted shares of McDermott common stock at the time of the spin-off, they will participate in the distribution of shares of common stock in the spin-off on the same terms as other holders of McDermott common stock. Following the spin-off, we will have an aggregate of approximately [            ] million shares of common stock outstanding, based on approximately [            ] million shares of McDermott common stock outstanding on [                    ], 2010. The number of shares beneficially owned by each stockholder, director or officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. The mailing address for each of the directors and executive officers is c/o The Babcock & Wilcox Company, The Harris Building, 13024 Ballantyne Corporate Place, Suite 700, Charlotte, North Carolina 28277.

	Shares of Common Stock to be Beneficially Owned
Name of Beneficial Owner	Number	Percent
T. Rowe Price Associates, Inc.		12.44	%(1)
PRIMECAP Management Company		5.68	%(2)
BlackRock Inc.		5.17	%(3)
John A. Fees
Robert W. Goldman
Stephen G. Hanks
Oliver D. Kingsley, Jr.
D. Brad McWilliams
Richard W. Mies
Brandon C. Bethards
Michael S. Taff
Richard L. Killion
Christofer M. Mowry
Winfred D. Nash

All executive officers and directors as a group (16 persons)

(1)

As reported on Schedule 13G/A with respect to ownership of McDermott common stock filed with the SEC on February 12, 2010. The Schedule 13G/A reports beneficial ownership of 28,706,971 shares of McDermott’s common stock, sole voting power over 7,314,005 shares and sole dispositive power over 28,706,971 shares.

(2)

As reported on Schedule 13G/A with respect to ownership of McDermott common stock filed with the SEC on February 11, 2010. The Schedule 13G/A reports beneficial ownership of 13,114,160 shares of McDermott’s common stock and sole voting power over 7,472,760 shares and sole dispositive power over 13,114,160 shares.

(3)

As reported on Schedule 13G with respect to ownership of McDermott common stock filed with the SEC on January 29, 2010. The Schedule 13G reports beneficial ownership of 11,944,038 shares of McDermott’s common stock and sole voting power and sole dispositive power over 11,944,038 shares.

DESCRIPTION OF CAPITAL STOCK

Introduction

In the discussion that follows, we have summarized selected provisions of our certificate of incorporation and bylaws relating to our capital stock. This summary is not complete. This discussion is subject to the relevant provisions of Delaware law and is qualified in its entirety by reference to our restated certificate of incorporation and our amended and restated bylaws. You should read the provisions of our restated certificate of incorporation and our amended and restated bylaws as currently in effect for provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the registration statement on Form 10 of which this information statement forms a part. See “Where You Can Find More Information.”

Authorized Capital Stock

Our authorized capital stock consists of:

•	325,000,000 shares of common stock; and

•	75,000,000 shares of preferred stock, issuable in series.

Each authorized share of common stock has a par value of $0.01. The authorized shares of preferred stock have a par value of $0.01 per share. Immediately following the spin-off, we expect that approximately [            ] shares of our common stock will be outstanding, based on the distribution of one share of our common stock for every [            ] shares of McDermott common stock outstanding and the anticipated number of shares of McDermott common stock outstanding as of the record date. The actual number of shares of our common stock to be distributed in the spin-off will be determined based on the actual number of shares of McDermott common stock outstanding as of the record date. Immediately following the spin-off, no shares of our preferred stock will be issued and outstanding.

Common Stock

Each share of our common stock entitles its holder to one vote in the election of each director and on all other matters voted on generally by our stockholders, other than any matter that (1) solely relates to the terms of any outstanding series of preferred stock or the number of shares of that series and (2) does not affect the number of authorized shares of preferred stock or the powers, privileges and rights pertaining to the common stock. No share of our common stock affords any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. Our board of directors may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting our company.

Holders of our common stock will be entitled to dividends in such amounts and at such times as our board of directors in its discretion may declare out of funds legally available for the payment of dividends. We currently intend to retain our entire available discretionary cash flow to finance the growth, development and expansion of our business and do not anticipate paying any cash dividends on the common stock in the foreseeable future. Any future dividends will be paid at the discretion of our board of directors after taking into account various factors, including:

•	general business conditions;

•	industry practice;

•	our financial condition and performance;

•	our future prospects;

•	our cash needs and capital investment plans;

•	our obligations to holders of any preferred stock we may issue;

•	income tax consequences; and

•	the restrictions Delaware and other applicable laws and our credit arrangements then impose.

In addition, the credit agreement relating to our revolving credit facility restricts our ability to pay cash dividends.

If we liquidate or dissolve our business, the holders of our common stock will share ratably in all our assets that are available for distribution to our stockholders after our creditors are paid in full and the holders of all series of our outstanding preferred stock, if any, receive their liquidation preferences in full.

Our common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund. All shares of common stock to be distributed in connection with the spin-off will be fully paid and nonassessable.

Our shares of common stock have been approved for listing on the New York Stock Exchange under the symbol “BWC.”

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Preferred Stock

At the direction of our board of directors, without any action by the holders of our common stock, we may issue one or more series of preferred stock from time to time. Our board of directors can determine the number of shares of each series of preferred stock, the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.

Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of our common stockholders. For example, any preferred stock issued may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, may discourage an unsolicited acquisition proposal or bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

Limitation on Directors’ Liability

Delaware law authorizes Delaware corporations to limit or eliminate the personal liability of their directors to them and their stockholders for monetary damages for breach of a director’s fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations Delaware law authorizes, directors of Delaware corporations are accountable to those corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables Delaware corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to us and our stockholders to the fullest extent Delaware law permits. Specifically, no director will be personally liable for monetary damages for any breach of the director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	for any transaction from which the director derived an improper personal benefit.

This provision could have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter our stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders. Our bylaws provide indemnification to our officers and directors and other specified persons with respect to their conduct in various capacities. See “Indemnification of Directors and Officers.”

Statutory Business Combination Provision

As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a Delaware corporation’s outstanding voting stock or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years following the date that person became an interested stockholder unless:

•

before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which that person became an interested stockholder or approved the business combination;

•

on completion of the transaction that resulted in that person’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (1) directors who are also officers of the corporation or (2) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

following the transaction in which that person became an interested stockholder, both the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if a majority of the directors who were directors prior to any person’s becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws

Some of the provisions of our certificate of incorporation and bylaws discussed below may have the effect, either alone or in combination with Section 203 of the Delaware General Corporation Law, of making more difficult or discouraging a tender offer, proxy contest, merger or other takeover attempt that our board of directors opposes but that a stockholder might consider to be in its best interest.

Our certificate of incorporation provides that our stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. Our bylaws provide that only a majority of our board of directors or the chairman of our board of directors may call a special meeting of our board of directors or our stockholders.

Our certificate of incorporation provides for a classified board of directors. Except for directors that our preferred stockholders may elect, our board of directors is divided into three classes, with the directors of each class as nearly equal in number as possible. At each annual meeting of our stockholders, the term of a different class of our directors will expire. As a result, we contemplate that our stockholders will elect approximately one-third of our board of directors each year. Our board of directors believes that a classified board structure facilitates continuity and stability of leadership and policy by helping ensure that, at any given time, a majority of our directors will have prior experience as directors of our company and will be familiar with its business and operations. This will, in the view of our board of directors, permit more effective long-term planning and help create long-term value for our stockholders. Board classification could, however, prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual stockholders’ meeting following the date that party obtains that control. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Our certificate of incorporation provides that the number of directors will be fixed exclusively by, and may be increased or decreased exclusively by, our board of directors from time to time, but will not be less than three. Our certificate of incorporation provides that directors may be removed only with cause or upon a board determination (as such terms are defined in our certificate of incorporation) and, in either case, by a vote of at least 80% of the voting power of our outstanding voting stock. A vacancy on our board of directors may be filled by a vote of a majority of the directors in office, and a director appointed to fill a vacancy serves for the remainder of the term of the class of directors in which the vacancy occurred. These provisions will prevent our stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Our bylaws contain advance notice and other procedural requirements that apply to stockholder nominations of persons for election to our board of directors at any annual or special meeting of stockholders and to stockholder proposals that stockholders take any other action at any annual meeting. In the case of any annual meeting, a stockholder proposing to nominate a person for election to our board of directors or proposing that any other action be taken must give our corporate secretary written notice of the proposal not less than 90 days and not more than 120 days before the anniversary of the date of the immediately preceding annual meeting of stockholders. These stockholder proposal deadlines are subject to exceptions if the pending annual meeting date is more than 30 days prior to or more than 30 days after the anniversary of the immediately preceding annual meeting. If the chairman of our board of directors or a majority of our board of directors calls a special meeting of stockholders for the election of directors, a stockholder proposing to nominate a person for that election must give our corporate secretary written notice of the proposal not earlier than 120 days prior to that special meeting and not later than the last to occur of (1) 90 days prior to that special meeting or (2) the 10th day following the day we publicly disclose the date of the special meeting. Our bylaws prescribe specific information that any such stockholder notice must contain. These advance notice provisions may have the effect of precluding a contest for the election of our directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.

Our certificate of incorporation provides that our stockholders may adopt, amend and repeal our bylaws at any regular or special meeting of stockholders by a vote of at least 80% of the voting power of our outstanding voting stock, provided the notice of intention to adopt, amend or repeal the bylaws has been included in the notice of that meeting. Our certificate of incorporation also confers on our board of directors the power to adopt, amend or repeal our bylaws with the affirmative vote of a majority of the directors then in office.

As discussed above under “—Preferred Stock,” our certificate of incorporation authorizes our board of directors, without the approval of our stockholders, to provide for the issuance of all or any shares of our preferred stock in one or more series and to determine the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series. The issuance of shares of our preferred stock or rights to purchase shares of our preferred stock could discourage an unsolicited acquisition proposal. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of our common stockholders.

In addition to the purposes described above, these provisions of our certificate of incorporation and bylaws are also intended to increase the bargaining leverage of our board of directors, on behalf of our stockholders, in any future negotiations concerning a potential change of control of our company. Our board of directors has observed that certain tactics that bidders employ in making unsolicited bids for control of a corporation, including hostile tender offers and proxy contests, have become relatively common in modern takeover practice. Our board of directors considers those tactics to be highly disruptive to a corporation and often contrary to the overall best interests of its stockholders. In particular, bidders may use these tactics in conjunction with an attempt to acquire a corporation at an unfairly low price. In some cases, a bidder will make an offer for less than all the outstanding capital stock of the target company, potentially leaving stockholders with the alternatives of partially liquidating their investment at a time that may be disadvantageous to them or retaining an investment in the target company under substantially different management with objectives that may not be the same as the new controlling stockholder. The concentration of control in our company that could result from such an offer could deprive our remaining stockholders of the benefits of listing on the New York Stock Exchange and public reporting under the Exchange Act.

While our board of directors does not intend to foreclose or discourage reasonable merger or acquisition proposals, it believes that value for our stockholders can be enhanced by encouraging would-be acquirers to forego hostile or coercive tender offers and negotiate with the Board terms that are fair to all stockholders. Our board of directors believes that the provisions described above will (1) discourage disruptive tactics and takeover attempts at unfair prices or on terms that do not provide all stockholders with the opportunity to sell their stock at a fair price and (2) encourage third parties who may seek to acquire control of our company to initiate such an acquisition through negotiations directly with our board of directors. Our Board also believes these provisions will help give it the time necessary to evaluate unsolicited offers, as well as appropriate alternatives, in a manner that assures fair treatment of our stockholders. Our board of directors recognizes that a takeover might in some circumstances be beneficial to some or all of our stockholders, but, nevertheless, believes that the benefits of seeking to protect its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure our company outweigh the disadvantages of discouraging those proposals.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, such as a derivative action), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of any actions by or in the right of the corporation, except that indemnification only extends to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

Our certificate of incorporation provides that we will indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or a person for whom such person is the legal representative, is or was a director or officer of us or, while a director or officer of us, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to employee benefit plans, against all liability and losses suffered and expenses (including attorneys’ fees) incurred by such person in connection with such action, suit or proceeding. Our certificate of incorporation also provides that we will pay the expenses incurred by a director or officer in defending any such proceeding in advance of its final disposition, subject to such person providing us with specified undertakings. Notwithstanding the foregoing, our certificate of incorporation provides that we shall be required to indemnify or make advances to a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by our board of directors. These rights are not exclusive of any other right that any person may have or may acquire under any statute, provision of our certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise. No amendment, modification or repeal of those provisions will in any way adversely affect any right or protection under those provisions of any person in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Our certificate of incorporation also permits us to secure and maintain insurance on behalf of any of our directors, officers, employees or agents and each person who is, or was, serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise for any liability asserted against and incurred by such person in any such capacity. We intend to obtain directors’ and officers’ liability insurance providing coverage to our directors and officers.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The combined financial statements and financial statement schedules of The Babcock & Wilcox Operations of McDermott International, Inc. as of December 31, 2009 and 2008 and for the three years ended December 31, 2009 included in this information statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, which report expresses an unqualified opinion on the financial statements and financial statement schedules and includes an explanatory paragraph referring to the basis of presentation of the combined financial statements.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10 under the Exchange Act relating to the common stock being distributed in the spin-off. This information statement forms a part of that registration statement but does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information relating to us and the shares of our common stock, reference is made to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s Public Reference Room, located at 100 F Street, NE, Washington, D.C. 20549 or on the SEC’s Web site at http://www.sec.gov. You may obtain a copy of the registration statement from the SEC’s Public Reference Room upon payment of prescribed fees. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room.

As a result of the spin-off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Those periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s Public Reference Room and the SEC’s Web site at http://www.sec.gov.

We intend to furnish holders of our common stock with annual reports containing combined financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

We plan to make available free of charge on our Web site, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. All of these documents will be made available free of charge on our Web site, www.babcock.com. The information on our Web site is not, and shall not be deemed to be, a part of this information statement or incorporated into any other filings we make with the SEC.

No person is authorized to give any information or to make any representations with respect to the matters described in this information statement other than those contained in this information statement or in the documents incorporated by reference in this information statement and, if given or made, such information or representation must not be relied upon as having been authorized by us or McDermott. Neither the delivery of this information statement nor consummation of the spin-off shall, under any circumstances, create any implication that there has been no change in our affairs or those of McDermott since the date of this information statement, or that the information in this information statement is correct as of any time after its date.

INDEX TO FINANCIAL STATEMENTS

Page Number

Combined financial statements for The Babcock & Wilcox Operations of McDermott International, Inc. for the years ended December 31, 2009, 2008 and 2007.
Report of Independent Registered Public Accounting Firm	F-1
Combined Balance Sheets	F-2
Combined Statements of Income	F-4
Combined Statements of Comprehensive Income (Loss)	F-5
Combined Statements of Parent Equity (Deficit)	F-6
Combined Statements of Cash Flows	F-7
Notes to Combined Financial Statements	F-8
Condensed Combined financial statements for The Babcock & Wilcox Operations of McDermott International, Inc. for the three months ended March 31, 2010 and 2009 (Unaudited).
Condensed Combined Balance Sheets (Unaudited) (March 31, 2010 and December 31, 2009)	F-55
Condensed Combined Statements of Income (Unaudited)	F-57
Condensed Combined Statements of Comprehensive Income (Unaudited)	F-58
Condensed Combined Statements of Parent Equity (Deficit) (Unaudited)	F-59
Condensed Combined Statements of Cash Flows (Unaudited)	F-60
Notes to Condensed Combined Financial Statements (Unaudited)	F-61

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of McDermott International, Inc.:

We have audited the accompanying combined balance sheets of The Babcock & Wilcox Operations of McDermott International, Inc. (the “Company”) as of December 31, 2009 and 2008, and the related combined statements of income, comprehensive income (loss), parent equity (deficit), and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedules listed in the index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic combined financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the combined financial statements, the accompanying combined financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity. Portions of certain expenses include allocations of corporate items applicable to McDermott International, Inc. as a whole.

/S/ DELOITTE & TOUCHE LLP

Houston, Texas

March 12, 2010

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

COMBINED BALANCE SHEETS

	December 31,
	2009	2008
	(In thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$469,468	$279,646
Restricted cash and cash equivalents (Note 1)	15,305	7,116
Investments (Note 11)	14	50,642
Accounts receivable—trade, net	319,861	395,025
Accounts receivable—other	39,289	39,153
Contracts in progress	245,998	210,719
Inventories (Note 1)	98,644	125,560
Deferred income taxes (Note 4)	96,680	95,045
Other current assets	21,456	19,928

Total Current Assets	1,306,715	1,222,834

Property, Plant and Equipment	945,298	840,727
Less accumulated depreciation	515,237	469,902

Net Property, Plant and Equipment	430,061	370,825

Investments (Note 11)	73,540	68,442

Goodwill (Note 1)	262,866	263,152

Deferred Income Taxes (Note 4)	270,002	306,369

Investments in Affiliates (Note 3)	68,327	61,627

Note Receivable from Affiliate (Note 5)	42,573	36,619

Other Assets	149,775	176,973

TOTAL	$2,603,859	$2,506,841

See accompanying notes to combined financial statements.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

COMBINED BALANCE SHEETS

	December 31,
	2009	2008
	(In thousands)
LIABILITIES AND PARENT EQUITY (DEFICIT)
Current Liabilities:
Notes payable and current maturities of long-term debt	$6,432	$9,021
Accounts payable	178,350	261,507
Accounts payable to McDermott International, Inc. (Note 5)	112,053	60,831
Accrued employee benefits	198,195	174,538
Accrued liabilities—other	74,700	116,203
Advance billings on contracts	537,448	559,150
Accrued warranty expense	115,055	119,722
Income taxes payable	12,943	11,902

Total Current Liabilities	1,235,176	1,312,874

Long-Term Debt (Note 6)	4,222	6,109

Accumulated Postretirement Benefit Obligation (Note 7)	105,484	107,468

Environmental Liabilities (Note 9)	47,795	32,944

Pension Liability (Note 7)	699,117	665,871

Notes Payable to Affiliate (Note 5)	320,568	318,200

Other Liabilities	70,791	132,923

Commitments and Contingencies (Note 9)

Total Parent Equity (Deficit)	120,706	(69,548)

TOTAL	$2,603,859	$2,506,841

See accompanying notes to combined financial statements.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

COMBINED STATEMENTS OF INCOME

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
Revenues	$2,854,632	$3,398,574	$3,199,944

Costs and Expenses:
Cost of operations	2,235,377	2,677,935	2,620,013
Selling, general and administrative expenses	403,559	337,551	289,551
Losses (gains) on asset disposals and impairments—net	1,226	(9,603)	(1,606)

Total Costs and Expenses	2,640,162	3,005,883	2,907,958

Equity in Income of Investees	55,094	51,792	45,647

Operating Income	269,564	444,483	337,633

Other Income (Expense):
Interest income	3,439	15,286	25,220
Interest expense	(24,590)	(22,740)	(38,094)
Other expense—net	(16,112)	(4,290)	(10,411)

Total Other Expense	(37,263)	(11,744)	(23,285)

Income before Provision for Income Taxes	232,301	432,739	314,348
Provision for Income Taxes (Note 4)	84,381	108,885	99,018

Net Income	147,920	323,854	215,330

Less: Net Income attributable to Noncontrolling Interest	(156)	(88)	(80)

Net Income Attributable to The Babcock & Wilcox Operations of McDermott International, Inc.	$147,764	$323,766	$215,250

See accompanying notes to combined financial statements.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
Net Income	$147,920	$323,854	$215,330

Other Comprehensive Income (Loss):
Currency translation adjustments:
Foreign currency translation adjustments	22,103	(24,717)	13,471
Unrealized gains on derivative financial instruments:
Unrealized gains (losses) on derivative financial instruments	8,134	(14,702)	2,872
Reclassification adjustment for (gains) losses included in net income	(1,551)	752	(2,243)
Unrecognized gains on benefit obligations:
Unrecognized gains (losses) arising during the period	(36,872)	(325,846)	29,627
Amortization of losses included in net income	54,962	21,217	31,798
Amortization of losses included in retained earnings	—	—	704
Unrealized gains on investments:
Unrealized gains (losses) arising during the period	(339)	82	24
Reclassification adjustment for gains (losses) included in net income	30	(147)	(23)

Other Comprehensive Income (Loss)	46,467	(343,361)	76,230

Total Comprehensive Income (Loss)	194,387	(19,507)	291,560

Comprehensive Income attributable to Noncontrolling Interest	(199)	(80)	(80)

Comprehensive Income (Loss) Attributable to The Babcock & Wilcox Operations of McDermott International, Inc.	$194,188	$(19,587)	$291,480

See accompanying notes to combined financial statements.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

COMBINED STATEMENTS OF PARENT EQUITY (DEFICIT)

(In thousands)

	Accumulated Other Comprehensive (Loss)	Parent Equity	Non- Controlling Interest	Total Parent Equity (Deficit)
Balance December 31, 2006	$(325,875)	$49,752	$316	$(275,807)
Net income	—	215,250	80	215,330
Adoption of FASB Topic 740 (Note 5)	—	(13,015)	—	(13,015)
Adoption of FASB Topic 715 (Note 7)	704	(1,687)	—	(983)
Adoption of FASB Topic 360	—	96	—	96
Amortization of benefit plan costs	31,798	—	—	31,798
Unrealized gain on benefit obligations	29,627	—	—	29,627
Unrealized loss on investments	1	—	—	1
Foreign currency translation adjustments	13,471	—	—	13,471
Unrealized gain on derivatives	629	—	—	629
Stock-based compensation charges	—	(32,471)	—	(32,471)
Distributions to noncontrolling interests	—	—	(65)	(65)

Balance December 31, 2007	$(249,645)	$217,925	$331	(31,389)

Net income	—	323,766	88	323,854
Amortization of benefit plan costs	21,217	—	—	21,217
Unrecognized losses on benefit obligations	(325,846)	—	—	(325,846)
Unrealized gain on investments	(65)	—	—	(65)
Foreign currency translation adjustments	(24,709)	—	(8)	(24,717)
Unrealized loss on derivatives	(13,950)	—	—	(13,950)
Stock-based compensation charges	—	(18,601)	—	(18,601)
Distributions to noncontrolling interests	—	—	(51)	(51)

Balance December 31, 2008	$(592,998)	$523,090	$360	(69,548)

Net income	—	147,764	156	147,920
Amortization of benefit plan costs	54,962	—	—	54,962
Unrecognized losses on benefit obligations	(36,872)	—	—	(36,872)
Unrealized gain on investments	(309)	—	—	(309)
Foreign currency translation adjustments	22,060	—	43	22,103
Unrealized loss on derivatives	6,583	—	—	6,583
Stock-based compensation charges	—	(4,077)	—	(4,077)
Distributions to noncontrolling interests	—	—	(56)	(56)

Balance December 31, 2009	$(546,574)	$666,777	$503	$120,706

See accompanying notes to the combined financial statements.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$147,920	$323,854	$215,330
Non-cash items included in net income:
Depreciation and amortization	72,712	45,985	41,672
Income of investees, net of dividends	(4,450)	(2,117)	(3,142)
Losses (gains) on asset disposals and impairments—net	1,226	(9,603)	(1,606)
Provision for deferred taxes	29,535	23,730	11,881
Excess tax benefits from FAS 123(R) stock-based compensation	1,813	(13,381)	(22,228)
Amortization of pension and postretirement costs	86,637	33,735	47,370
Other, net	(6,586)	(527)	(3,524)
Changes in assets and liabilities, net of effects from acquisition and divestitures:
Accounts receivable	71,316	(12,901)	67,249
Accounts payable and other	(40,555)	(4,076)	(15,934)
Income tax receivable	11,619	43,024	254,329
Inventories	29,262	(21,760)	(14,315)
Net contracts in progress and advance billings	(63,879)	(234,648)	118,460
Income taxes	10,740	25,808	(6,894)
Accrued and other current liabilities	(52,556)	22,503	(14,763)
Pension liability, accumulated postretirement benefit obligation and accrued employee benefits	(378)	(154,743)	(70,844)
Other, net	(41,553)	(4,795)	77

NET CASH PROVIDED BY OPERATING ACTIVITIES	252,823	60,088	603,118

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in restricted cash and cash equivalents	(8,189)	(2,000)	3,111
Purchases of property, plant and equipment	(93,725)	(63,014)	(60,709)
Acquisition of businesses, net of cash acquired	(8,497)	(190,878)	(71,499)
(Increase) decrease in available-for-sale securities	45,230	(59,200)	(26,406)
Increase in note receivable from affiliate	—	—	(42,378)
Proceeds from asset disposals	245	9,978	3,033
Investments in affiliates	(2,700)	—	—
Other	1	551	(35)

NET CASH USED IN INVESTING ACTIVITIES	(67,635)	(304,563)	(194,883)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of short-term borrowings and long-term debt	(6,155)	(4,768)	(254,746)
Increase (decrease) in note payable to affiliate	2,368	49,950	(86,800)
Debt issuance costs	—	—	(2,123)
Increase in short-term borrowing	—	1,460	—
Excess tax benefits from FAS 123(R) stock-based compensation	(1,813)	13,381	22,228
Other	—	(1)	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(5,600)	60,022	(321,441)

EFFECTS OF EXCHANGE RATE CHANGES ON CASH	10,234	(9,867)	5,316

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	189,822	(194,320)	92,110

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	279,646	473,966	381,856

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$469,468	$279,646	$473,966

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid (received) during the period for:
Interest (net of amount capitalized)	$24,728	$27,520	$43,973
Income taxes (net of refunds)	$(29,663)	$12,256	$(242,828)

See accompanying notes to the combined financial statements.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company, Basis of Presentation and Principles of Combination

The Babcock & Wilcox Operations of McDermott International, Inc. (the “Company”) represent a combined reporting entity comprised of the assets and liabilities used in managing and operating the Power Generation Systems and Government Operations segments of McDermott International, Inc. (“MII”) in addition to two captive insurance companies which will be contributed to The Babcock & Wilcox Company in conjunction with the planned spin-off. On December 7, 2009, MII announced a plan to separate MII into two independent, publicly traded companies that will be effected through a spin-off transaction that is intended to be tax-free to MII.

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated in the combined financial statements. We use the equity method to account for investments in entities that we do not control, but over which we have significant influence. We generally refer to these entities as “joint ventures.” Income from investees net of dividends received reported on our combined statement of cash flows is different from equity in income of investees reported on our combined statement of income due to the timing of cash dividends received from our equity method investees. We record our share of proportionate income from our investees on a monthly basis based on the net income of our investees. Cash dividends are declared by these investees periodically and will usually not match our equity in income from investees in any given period. We present the notes to our combined financial statements on the basis of continuing operations, unless otherwise stated.

The combined results of operations, financial position and cash flows reflected in the accompanying combined financial statements may not be indicative of the future performance of the combined businesses and do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had the combined businesses operated as an independent public company during the periods presented, including changes in its operations and capitalization as a result of the separation and distribution from MII.

Certain corporate and general and administrative expenses, including those related to executive management, tax, accounting, legal and treasury services, and certain employee benefits, have been allocated based on a level of effort calculation. Level of effort is a methodology requiring employees to estimate time spent for each business segment on the various functions described above. We prepare budgets for the various departments and allocate costs from corporate to the appropriate segment based on the time factor calculated and departmental costs. Management believes such allocations are reasonable. However, the associated expenses reflected in the accompanying combined statements of income may not be indicative of the actual expenses that would have been incurred had the combined businesses been operating as an independent public company for the periods presented. Following the separation and distribution from MII, B&W will perform these functions using internal resources or purchased services, certain of which may be provided by MII during a transitional period pursuant to a transition services agreement. Refer to Note 5—Related Party Transactions for a detailed description of transactions with other affiliates of MII.

In presenting the combined financial statements, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates.

As used in these footnote disclosures, the following terms have the meanings set forth below:

•	MII (or McDermott) means McDermott International, Inc., a Panamanian corporation;

•	BHI means Babcock & Wilcox Holdings, Inc., a Delaware corporation;

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

•	MI means McDermott Incorporated, a Delaware corporation and a subsidiary of BHI, and its consolidated subsidiaries;

•	BWICO means Babcock & Wilcox Investment Company, a Delaware corporation and a subsidiary of MI, and its consolidated subsidiaries;

•	BWXT means BWX Technologies, Inc., a Delaware corporation and a subsidiary of BWICO, and its consolidated subsidiaries;

•	B&W PGG means Babcock & Wilcox Power Generation Group, Inc., a Delaware corporation and a subsidiary of BWICO, and its consolidated subsidiaries; and

•	JRM means J. Ray McDermott, S.A., a Panamanian corporation and a subsidiary of MII, and its consolidated subsidiaries.

Unless the context otherwise indicates, “we,” “us” and “our” mean The Babcock & Wilcox Operations of McDermott International, Inc.

We operate in two business segments: Power Generation Systems; and Government Operations.

Our Power Generation Systems segment includes the business and operations of Babcock & Wilcox Power Generation Group, Inc. (“B&W PGG”) and Babcock & Wilcox Nuclear Energy, Inc. and their respective subsidiaries. Through this segment, we supply boilers fired with fossil fuels, such as coal, oil and natural gas, or renewable fuels such as biomass, municipal solid waste and concentrated solar energy. In addition, we supply commercial nuclear steam generators and components, environmental equipment and components, and related services to customers in different regions around the world. We design, engineer, manufacture, supply, construct and service large utility and industrial power generation systems, including boilers used to generate steam in electric power plants, pulp and paper making, chemical and process applications and other industrial uses.

Our Government Operations segment includes the business and operations of Babcock & Wilcox Nuclear Operations Group, Inc., Babcock & Wilcox Technical Services Group, Inc. and their respective subsidiaries. Through this segment, we manufacture nuclear components and provide various services to the U.S. Government, including uranium processing, environmental site restoration services, and management and operating services for various U.S. Government-owned facilities. These services are provided to the DOE, including the NNSA, the Office of Nuclear Energy, the Office of Science and the Office of Environmental Management.

Use of Estimates

We use estimates and assumptions to prepare our financial statements in conformity with GAAP. These estimates and assumptions affect the amounts we report in our financial statements and accompanying notes. Our actual results could differ from these estimates. Variances could result in a material effect on our financial condition and results of operations in future periods.

Investments

Our investments, primarily government obligations and other highly liquid money market instruments, are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive loss. We classify investments available for current operations in the balance sheet as current assets, while we classify investments held for long-term purposes as noncurrent assets. We adjust the amortized cost of debt securities for amortization of premiums and accretion of discounts to maturity. That amortization is included in interest income. We include realized gains and losses on

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

our investments in other income (expense). The cost of securities sold is based on the specific identification method. We include interest on securities in interest income.

Foreign Currency Translation

We translate assets and liabilities of our foreign operations, other than operations in highly inflationary economies, into U.S. dollars at current exchange rates, and we translate income statement items at average exchange rates for the periods presented. We record adjustments resulting from the translation of foreign currency financial statements as a component of other comprehensive loss. We report foreign currency transaction gains and losses in income. We have included in other income (expense) transaction losses of $(5.4) million, $(0.5) million and $(1.3) million for the years ended December 31, 2009, 2008 and 2007, respectively.

Contracts and Revenue Recognition

We generally recognize contract revenues and related costs on a percentage-of-completion method for individual contracts or combinations of contracts based on work performed, man hours, or a cost-to-cost method, as applicable to the product or activity involved. Under this method, we recognize estimated contract revenue and resulting income based on costs incurred to date as a percentage of total estimated costs. Certain costs may be excluded from the cost-to-cost method of measuring progress, such as significant costs for materials and major third-party subcontractors, if it appears that such exclusion would result in a more meaningful measurement of actual contract progress and resulting periodic allocation of income. We include revenues and related costs so recorded, plus accumulated contract costs that exceed amounts invoiced to customers under the terms of the contracts, in contracts in progress. We include in advance billings on contracts billings that exceed accumulated contract costs and revenues and costs recognized under the percentage-of-completion method. Most long-term contracts contain provisions for progress payments. We expect to invoice customers for all unbilled revenues. We review contract price and cost estimates periodically as the work progresses and reflect adjustments proportionate to the percentage-of-completion in income in the period when those estimates are revised. For all contracts, if a current estimate of total contract costs indicates a loss on a contract, the projected loss is recognized in full when determined.

For contracts as to which we are unable to estimate the final profitability except to assure that no loss will ultimately be incurred, we recognize equal amounts of revenue and cost until the final results can be estimated more precisely. For these deferred profit recognition contracts, we recognize revenue and cost equally and only recognize gross margin when probable and reasonably estimable, which we generally determine to be when the contract is approximately 70% complete. We treat long-term construction contracts that contain such a level of risk and uncertainty that estimation of the final outcome is impractical, except to assure that no loss will be incurred, as deferred profit recognition contracts.

Our policy is to account for fixed-price contracts under the completed-contract method if we believe that we are unable to reasonably forecast cost to complete at start-up. Under the completed-contract method, income is recognized only when a contract is completed or substantially complete.

Variations from estimated contract performance could result in material adjustments to operating results for any fiscal quarter or year. We include claims for extra work or changes in scope of work to the extent of costs incurred in contract revenues when we believe collection is probable.

We are usually entitled to financial settlements relative to the individual circumstances of deferrals or cancellations of long-term contracts. We do not recognize those settlements or claims for additional compensation until we reach final settlements with our customers. In June 2006, B&W PGG was awarded separate contracts to supply eight supercritical, coal-fired boilers and selective catalytic reduction (“SCR”) systems as part of TXU

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Corp.’s (“TXU”) solid-fuel power generation program in Texas. TXU subsequently suspended activity on five of the eight boilers and SCR systems. The five suspended contracts were formally cancelled by execution of a termination and settlement agreement dated April 13, 2007. During the year ended December 31, 2007, B&W PGG received cash payments totaling $124 million from TXU, which completed the $243 million termination settlement obligation from TXU. See Note 6 regarding the performance guarantee provided by MII.

The following amounts represent retainages on contracts:

	December 31,
	2009	2008
	(In thousands)
Retainages expected to be collected within one year	$94,561	$96,686
Retainages expected to be collected after one year	16,919	31,007

Total Retainages	$111,480	$127,693

We have included in accounts receivable—trade retainages expected to be collected in 2010. Retainages expected to be collected after one year are included in other assets. Of the long-term retainages at December 31, 2009, we anticipate collecting $15.5 million in 2011, $1.2 million in 2012 and $0.2 million in 2013.

Comprehensive Loss

The components of accumulated other comprehensive loss included in parent equity (deficit) is as follows:

	December 31,
	2009	2008
	(In thousands)
Net unrealized loss on investments	$(375)	$(66)
Currency translation adjustments	31,728	9,668
Net unrealized loss on derivative financial instruments	(5,758)	(12,341)
Unrecognized losses on benefit obligations	(572,169)	(590,259)

Accumulated Other Comprehensive Loss	$(546,574)	$(592,998)

Warranty Expense

We accrue estimated expense to satisfy contractual warranty requirements when we recognize the associated revenue on the related contracts. In addition, we make specific provisions where we expect the actual warranty costs to significantly exceed the accrued estimates. Such specific provisions could have a material effect on our combined financial condition, results of operations and cash flows.

The following summarizes the changes in the carrying amount of accrued warranty:

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
Balance at beginning of period	$119,722	$100,650	$72,261
Additions and adjustments	13,475	27,031	40,472
Charges	(18,142)	(7,959)	(12,083)

Balance at end of period	$115,055	$119,722	$100,650

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Asset Retirement Obligations and Environmental Clean-up Costs

We accrue for future decommissioning of our nuclear facilities that will permit the release of these facilities to unrestricted use at the end of each facility’s life, which is a requirement of our licenses from the U.S. Nuclear Regulatory Commission (the “NRC”). In accordance with the FASB Topic Asset Retirement and Environmental Obligations, we record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When we initially record such a liability, we capitalize a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability, which is included in environmental liabilities on our combined balance sheets, is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of a liability, we will settle the obligation for its recorded amount or incur a gain or loss. This topic applies to environmental liabilities associated with assets that we currently operate and are obligated to remove from service. For environmental liabilities associated with assets that we no longer operate, we have accrued amounts based on the estimated costs of clean-up activities for which we are responsible, net of any cost-sharing arrangements. We adjust the estimated costs as further information develops or circumstances change. An exception to this accounting treatment relates to the work we perform at facilities for which the U.S. Government is obligated to pay all of the decommissioning costs.

Substantially all of our asset retirement obligations relate to the remediation of our nuclear analytical laboratory and the Nuclear Fuel Services, Inc. facilities. The following table reflects our asset retirement obligations:

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
Balance at beginning of period	$25,647	$9,328	$8,395
Acquisition of Nuclear Fuel Services, Inc. (Note 2)	1,627	15,281	—
Additions	300	—	—
Accretion	1,917	1,038	933

Balance at end of period	$29,491	$25,647	$9,328

Research and Development

Research and development activities are related to development and improvement of new and existing products and equipment and conceptual as well as engineering evaluation for translation into practical applications. We charge to cost of operations the costs of research and development unrelated to specific contracts as incurred. Research and development activities totaled $78.3 million, $56.2 million and $51.3 million in the years ended December 31, 2009, 2008 and 2007, respectively, which include $25.1 million, $17.7 million and $16.5 million, respectively, related to amounts paid for by our customers. Substantially all of these costs are in our Power Generation Systems segment and include costs related to the development of carbon capture and sequestration technologies and our modular and scalable reactor, B&W mPower™. The net expenses recognized in the years ended December 31, 2009, 2008 and 2007 totaled approximately $53.2 million, $38.5 million and $34.8 million, respectively.

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Inventories

We carry our inventories at the lower of cost or market. We determine cost principally on the first-in, first out basis, except for certain materials inventories of our Power Generation Systems segment, for which we use the last-in, first-out (“LIFO”) method. We determined the cost of approximately 17% of our total inventories using the LIFO method at December 31, 2009 and 2008, respectively, and our total LIFO reserve at December 31, 2009 and 2008 was approximately $6.6 million and $7.0 million, respectively. Inventories are summarized below:

	December 31,
	2009	2008
	(In thousands)
Raw Materials and Supplies	$71,207	$92,770
Work in Progress	6,381	12,157
Finished Goods	21,056	20,633

Total Inventories	$98,644	$125,560

Property, Plant and Equipment

We carry our property, plant and equipment at depreciated cost, less any impairment provisions.

We depreciate our property, plant and equipment using the straight-line method over estimated economic useful lives of eight to 40 years for buildings and two to 28 years for machinery and equipment. Our depreciation expense was $62.6 million, $41.3 million and $38.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

We expense costs of maintenance, repairs and renewals that do not materially prolong the useful life of an asset as we incur them.

Goodwill

The following summarizes the changes in the carrying amount of goodwill (in thousands):

	Power Generation Systems	Government Operations	Total
Balance at December 31, 2007	$77,079	$51,931	$129,010
Acquisition of Nuclear Fuel Services, Inc. (Note 2)	—	123,542	123,542
Acquisition of the Intech group of companies (Note 2)	8,151	—	8,151
Acquisition of Delta Power Services, LLC (Note 2)	3,683	—	3,683
Currency translation adjustments	(1,234)	—	(1,234)

Balance at December 31, 2008	$87,679	$175,473	$263,152

Adjustments related to the acquisition of Nuclear Fuel Services, Inc. (Note 2)	—	(8,066)	(8,066)
B&W de Monterrey asset acquisition (Note 2)	7,442	—	7,442
Currency translation adjustments	338	—	338

Balance at December 31, 2009	$95,459	$167,407	$262,866

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Other Intangible Assets

We report our other intangible assets in other assets. We amortize those intangible assets which have definite lives to operating expense, using the straight-line method.

Other assets include the following other intangible assets:

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
Amortized intangible assets:
Gross cost:
Customer relationships	30,950	31,150	19,790
Acquired backlog	18,720	17,280	9,540
Trade name	10,680	3,820	1,770
Unpatented technology	5,600	5,600	—
Patented technology	4,440	4,060	—
All other	8,585	10,983	7,737

Total	78,975	72,893	38,837

Accumulated amortization:
Customer relationships	(3,726)	(1,985)	(660)
Acquired backlog	(7,746)	(3,407)	(1,363)
Trade name	(2,371)	(683)	(236)
Unpatented technology	(837)	(277)	—
Patented technology	(888)	—	—
All other	(5,163)	(4,459)	(3,994)

Total	(20,731)	(10,811)	(6,253)

Net amortized intangible assets	$58,244	$62,082	$32,584

Unamortized intangible assets:
NRC category 1 license	$43,830	$42,370	$—
Trademarks and trade names	1,305	7,395	1,305

Total	$45,135	$49,765	$1,305

The following summarizes the changes in the carrying amount of other intangible assets:

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
Balance at beginning of period	$111,847	$33,889	$5,605
Business acquisitions (Note 2)	—	82,630	31,100
Amortization expense	(9,975)	(4,672)	(2,816)
Other	1,507	—	—

Balance at end of period	$103,379	$111,847	$33,889

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The estimated amortization expense for the next five fiscal years is as follows (in thousands):

Year Ending December 31,	Amount
2010	$9,906
2011	$9,736
2012	$7,364
2013	$4,951
2014	$3,863

Other Non-Current Assets

We have included deferred debt issuance costs in other assets. We amortize deferred debt issuance cost as interest expense over the life of the related debt. Following are the changes in the carrying amount of these assets:

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
Balance at beginning of period	$4,169	$6,440	$10,819
Additions	—	—	2,123
Interest expense—debt issuance costs	(2,271)	(2,271)	(6,502)

Balance at end of period	$1,898	$4,169	$6,440

Capitalization of Interest Cost

We capitalize interest in accordance with the FASB Topic Interest. We incurred total interest of $27.4 million, $24.7 million and $38.6 million in the years ended December 31, 2009, 2008 and 2007, respectively, of which we capitalized $2.8 million, $1.9 million and $0.5 million in the years ended December 31, 2009, 2008 and 2007, respectively.

Cash and Cash Equivalents

Our cash equivalents are highly liquid investments, with maturities of three months or less when we purchase them, which we do not hold as part of our investment portfolio.

We record current cash and cash equivalents as restricted when we are unable to freely use such cash and cash equivalents for our general operating purposes.

At December 31, 2009, we had restricted cash and cash equivalents totaling $15.3 million, $7.4 million of which was held in restricted foreign accounts, $3.5 million of which was held as cash collateral for letters of credit, $4.0 million of which was held for future decommissioning of facilities, and $0.4 million of which was held to meet reinsurance reserve requirements of our captive insurance companies. It is possible that a portion of restricted cash at December 31, 2009 will not be released within the next 12 months.

Derivative Financial Instruments

Our worldwide operations give rise to exposure to market risks from changes in foreign exchange rates. We use derivative financial instruments to reduce the impact of changes in foreign exchange rates on our operating results. We use these instruments primarily to hedge our exposure associated with revenues or costs on our long-

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

term contracts that are denominated in currencies other than our operating entities’ functional currencies. We do not hold or issue financial instruments for trading or other speculative purposes.

We enter into derivative financial instruments primarily as hedges of certain firm purchase and sale commitments denominated in foreign currencies. We record these contracts at fair value on our combined balance sheets. Depending on the hedge designation at the inception of the contract, the related gains and losses on these contracts are either deferred in parent equity (deficit) (as a component of accumulated other comprehensive loss) until the hedged item is recognized in earnings or offset against the change in fair value of the hedged firm commitment through earnings. Any ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. The gain or loss on a derivative financial instrument not designated as a hedging instrument is also immediately recognized in earnings. Gains and losses on derivative financial instruments that require immediate recognition are included as a component of other income (expense)—net in our combined statements of income.

Self-Insurance

We have certain wholly owned insurance subsidiaries that provide employer’s liability, general and automotive liability and workers’ compensation insurance and, from time to time, builder’s risk insurance (within certain limits) to our companies. We may also, in the future, have these insurance subsidiaries accept other risks that we cannot or do not wish to transfer to outside insurance companies. Included in other liabilities on our combined balance sheets are reserves for self-insurance totaling $56.8 million and $60.6 million at December 31, 2009 and 2008, respectively.

Loss Contingencies

We estimate liabilities for loss contingencies when it is probable that a liability has been incurred and the amount of loss is reasonably estimable. We provide disclosure when there is a reasonable possibility that the ultimate loss will exceed the recorded provision or if such loss is not reasonably estimable. We are currently involved in some significant litigation, as discussed in Note 9. We have accrued our estimates of the probable losses associated with these matters. However, our losses are typically resolved over long periods of time and are often difficult to estimate due to various factors, including the possibility of multiple actions by third parties. Therefore, it is possible future earnings could be affected by changes in our estimates related to these matters.

Stock-Based Compensation

We expense stock-based compensation in accordance with FASB Topic Compensation—Stock Compensation. Under this topic, the fair value of equity-classified awards, such as restricted stock, performance shares and stock options, is determined on the date of grant and is not remeasured. Grant date fair values for restricted stock and performance shares are determined using the closing price of MII’s common stock on the date of grant. Grant date fair values for stock options are determined using a Black-Scholes option-pricing model (“Black-Scholes”). The determination of the fair value of a share-based payment award on the date of grant using an option-pricing model requires the input of highly subjective assumptions, such as the expected life of the award and stock price volatility. For liability-classified awards, such as cash-settled deferred stock units and performance units, fair values are determined at grant date using the closing price of MII’s common stock and are remeasured at the end of each reporting period through the date of settlement.

Under the provisions of this topic, we recognize expense based on the grant date fair value, net of an estimated forfeiture rate, for all share-based awards granted on a straight-line basis over the requisite service

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

periods of the awards, which is generally equivalent to the vesting term. This topic requires compensation expense to be recognized, net of an estimate for forfeitures, such that compensation expense is recorded only for those awards expected to vest. We review the estimate for forfeitures periodically and record any adjustments deemed necessary for each reporting period. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

Additionally, this topic amended the FASB Topic Statement of Cash Flows to require excess tax benefits to be reported as a financing cash flow, rather than as a reduction of taxes paid. These excess tax benefits result from tax deductions in excess of the cumulative compensation expense recognized for options exercised and other equity-classified awards.

See Note 8 for a further discussion of stock-based compensation.

Recently Adopted Accounting Standards

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 168—The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162. SFAS No. 168 made the FASB Accounting Standards Codification (the “Codification”) the single source of U.S. GAAP used by nongovernmental entities in preparation of financial statements, except for rules and interpretive releases of the Securities and Exchange Commission (the “SEC”) under authority of federal securities laws, which are the sources of authoritative accounting guidance for SEC registrants. The Codification is meant to simplify user access to all authoritative accounting guidance by reorganizing U.S. GAAP pronouncements into roughly 90 accounting topics within a consistent structure; its purpose is not to create new accounting and reporting guidance. The Codification supersedes all existing non-SEC accounting and reporting standards and was effective for us beginning July 1, 2009. Following SFAS No. 168, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates. The FASB will not consider Accounting Standards Updates as authoritative in their own right; these updates will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification. In the discussion that follows, references in “italics” relate to Codification Topics and Subtopics, and their descriptive titles, as appropriate.

In May 2009, the FASB issued the Topic Subsequent Events. This section of the Codification incorporates specific accounting and disclosure requirements for subsequent events into U.S. generally accepted accounting principles. The adoption of these provisions did not have a material impact on our combined financial statements.

In April 2009, the FASB issued a revision to the Topic Business Combinations. This revision amends and clarifies the Topic Business Combinations to address subsequent measurement and accounting for, and disclosure of, assets and liabilities arising from contingencies in a business combination. On January 1, 2009, we adopted the provisions of this update. The adoption of these provisions did not have a material impact on our combined financial statements.

In April 2009, the FASB issued a revision to the Topic Financial Instruments. This revision requires disclosures about fair value of financial instruments in notes to interim financial statements as well as annual financial statements. The notes to our financial statements reflect this revision.

In April 2008, the FASB issued a revision to the Topic Intangibles—Goodwill and Other. This revision requires companies estimating the useful life of a recognized intangible asset to consider their historical

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

experience in renewing or extending similar arrangements or, in the absence of historical experience, to consider assumptions that market participants would use about renewals or extensions as adjusted for the entity-specific factors in this topic. On January 1, 2009, we adopted this revision. The adoption of these provisions did not have a material impact on our combined financial statements.

In March 2008, the FASB issued a revision to the Topic Derivatives and Hedging. This revision requires enhanced disclosures about derivative and hedging activities and is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. On January 1, 2009, we adopted this revision for our disclosures about derivative instruments and hedging activities. The notes to our combined financial statements reflect this revision.

In December 2007, the FASB issued a revision to the Topic Consolidation. This revision establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. It also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. On January 1, 2009, we adopted this revision. We have presented noncontrolling interest as a separate component of parent equity as of December 31, 2009 and 2008.

In December 2007, the FASB issued a revision to the Topic Business Combinations. This revision broadens the guidance of this Topic, extending its applicability to all transactions and events in which one entity obtains control over one or more other businesses. It broadens the fair value measurements and recognition of assets acquired, liabilities assumed and interests transferred as a result of business combinations. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of business combinations. On January 1, 2009, we adopted the provisions of this revision. The adoption of these provisions did not have a material impact on our combined financial statements.

New Accounting Standards

In June 2009, the FASB issued a revision to the Topic Consolidation. This revision expands the scope of this topic and amends guidance for assessing and analyzing variable interest entities. This revision will be effective for fiscal years beginning after November 15, 2009. We do not expect this revision to have a material impact on our combined financial statements.

NOTE 2—BUSINESS ACQUISITIONS

Instrumentacion y Mantenimiento de Calderas, S.A.

In September 2009, our Power Generation Systems segment acquired certain assets of Instrumentacion y Mantenimiento de Calderas, S.A. In connection with this acquisition, we recorded goodwill of $7.4 million and property, plant and equipment of $4.2 million. We accounted for this acquisition as a business combination.

Nuclear Fuel Services, Inc.

On December 31, 2008, our Government Operations segment completed its acquisition of Nuclear Fuel Services, Inc. (“NFS”) for $157.1 million, net of cash acquired. NFS is a provider of specialty nuclear fuels and related services and is a leader in the conversion of Cold War-era government stockpiles of highly enriched

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

uranium into commercial-grade nuclear reactor fuel. NFS also owns and operates a nuclear fuel fabrication facility licensed by the NRC in Erwin, Tennessee and has approximately 790 employees. In connection with the acquisition of NFS, we initially recorded goodwill of $123.5 million, none of which will be deductible for tax purposes. We also initially recorded other intangible assets of $63.4 million. Those intangible assets now consist of the following (dollar amounts in thousands):

	Amount	Amortization Period
NRC category 1 license	$43,830	Indefinite
Backlog	$9,180	4 years
Tradename	$6,860	6 years
Patented technology	$4,440	5 years
Non-compete agreement	$610	5 years

During 2009, we finalized our purchase price allocation for the Nuclear Fuel Services, Inc. acquisition, which we completed on December 31, 2008. The purchase price adjustments included a reduction in goodwill of $8.1 million, an increase in property, plant and equipment of $16.2 million and an increase in environmental reserves of $13.5 million.

The Intech Group of Companies

On July 15, 2008, our Power Generation Systems segment completed its acquisition of the Intech group of companies (“Intech”) for $20.2 million. Intech consists of Intech, Inc., Ivey-Cooper Services, L.L.C. and Intech International Inc. Intech, Inc. provides nuclear inspection and maintenance services, primarily for the U.S. market. Ivey-Cooper Services, L.L.C. provides non-destructive inspection services to fossil-fueled power plants, as well as chemical, pulp and paper, and heavy fabrication facilities. Intech International Inc. provides non-destructive testing, field engineering and repair and specialized tooling services, primarily for the Canadian nuclear power generation industry. In connection with the acquisition of Intech, we recorded goodwill of $8.2 million. We also recorded other intangible assets of $10.0 million. Those intangible assets consist of the following (dollar amounts in thousands):

	Amount	Amortization Period
Unpatented technology	$5,600	10 years
Customer relationships	$2,600	10 years
Tradename	$1,800	10 years

Delta Power Services, LLC

On August 1, 2008, our Power Generation Systems segment completed its acquisition of Delta Power Services, LLC (“DPS”) for $13.5 million. DPS is a provider of operation and maintenance services for the U.S. power generation industry. Headquartered in Houston, Texas, DPS has approximately 190 employees at eight gas, biomass or coal-fired power plants in Virginia, California, Texas, Florida and Michigan. In connection with the acquisition of DPS, we recorded goodwill of $3.7 million. We also recorded other intangible assets of $9.3 million. Those intangible assets consist of the following (dollar amounts in thousands):

	Amount	Amortization Period
Customer relationships	$8,760	1.4 - 20 years
Tradename	$250	25 years
Non-compete agreement	$240	3 years

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Marine Mechanical Corporation

On May 1, 2007, our Government Operations segment completed its acquisition of Marine Mechanical Corporation (“MMC”) for $71.5 million in cash. We recorded goodwill of $39.0 million in connection with this acquisition, none of which will be deductible for tax purposes. Headquartered in Euclid, Ohio, MMC designs, manufactures and supplies electro-mechanical equipment used by the U.S. Government. In addition to the goodwill, we recorded identifiable intangible assets of $31.1 million. Those intangible assets consist of the following (amounts in thousands):

	Amount	Amortization Period
Customer relationships	$19,790	20 years
Backlog	$9,540	4.7 years
Tradename	$1,770	5 years

NOTE 3—EQUITY METHOD INVESTMENTS

We have investments in entities that we account for using the equity method. The undistributed earnings of our equity method investees were $44.2 million and $37.6 million at December 31, 2009 and 2008, respectively.

Summarized below is combined balance sheet and income statement information, based on the most recent financial information, for investments in entities we accounted for using the equity method:

	December 31,
	2009	2008
	(In thousands)
Current assets	$360,992	$254,503
Noncurrent assets	78,559	124,357

Total Assets	$439,551	$378,860

Current liabilities	$234,451	$158,266
Noncurrent liabilities	65,223	73,855
Owners’ equity	139,877	146,739

Total Liabilities and Owners’ Equity	$439,551	$378,860

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
Revenues	$2,199,032	$2,083,809	$1,887,132
Gross profit	$180,205	$182,120	$156,527
Income before provision for income taxes	$131,530	$139,197	$121,859
Provision for income taxes	13,504	15,947	15,916

Net Income	$118,026	$123,250	$105,943

Revenues of equity method investees include $1,551.9 million, $1,584.6 million and $1,519.9 million of reimbursable costs recorded by limited liability companies in which our Government Operations segment owns an interest at December 31, 2009, 2008 and 2007, respectively. Our investment in equity method investees was $0.8 million less than our underlying equity in net assets of those investees based on stated ownership

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

percentages at December 31, 2009. These differences were primarily related to the timing of distribution of dividends and various adjustments under GAAP.

The provision for income taxes is based on the tax laws and rates in the countries in which our investees operate. There is no expected relationship between the provision for income taxes and income before provision for income taxes. The taxation regimes vary not only by their nominal rates, but also by the allowability of deductions, credits and other benefits. For some of our U.S. investees, U.S. income taxes are the responsibility of the respective owners.

Reconciliation of net income per combined income statement information to equity in income from investees per our combined statements of income is as follows:

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
Equity income based on stated ownership percentages	$56,286	$56,420	$50,620
All other adjustments due to amortization of basis differences, timing of GAAP adjustments and other adjustments	(1,192)	(4,628)	(4,973)

Equity in income from investees net of tax	$55,094	$51,792	$45,647

Our transactions with affiliates included the following:

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
Sales to	$35,802	$23,096	$9,404
Purchases from	$12,222	$39,963	$42,536
Dividends received	$50,644	$49,676	$41,844

Our accounts receivable-trade, net includes receivables from these affiliates of $4.8 million and $1.3 million at December 31, 2009 and 2008, respectively. Accounts payable includes payables to these affiliates of $0.4 million and $3.3 million, respectfully, at December 31, 2009 and 2008.

NOTE 4—INCOME TAXES

We conduct business globally, and as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world, including such major jurisdictions as Canada and the United States. With few exceptions, we are no longer subject to non-U.S. tax examinations for years prior to 2006.

The IRS has completed audits of the years 2001 through 2006 for the combined group that includes BWICO, and these years are awaiting review by the Joint Committee on Taxation. We anticipate review by the Joint Committee on Taxation of the group’s tax years ended 2001 through 2006 to be resolved within the next 12 months.

State income tax returns are generally subject to examination for a period of three to five years after filing the respective returns. With few exceptions, we do not have any state returns under examination for years prior to 2002.

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Effective January 1, 2007, we adopted the provisions of FASB Topic Income Taxes regarding the treatment of uncertain tax positions. As a result of this adoption, we recognized a charge of approximately $13.0 million to our accumulated deficit component of parent equity at January 1, 2007. A reconciliation of unrecognized tax benefits for the years ended December 31, 2009, 2008 and 2007 was as follows (in thousands):

	Year Ended December 31,
	2009	2008	2007
Balance at beginning of year	$14,521	$28,858	$41,108
Increases based on tax positions taken in the current year	1,322	3,688	391
Increases based on tax positions taken in the prior years	216	353	2,922
Decreases based on tax positions taken in the prior years	(91)	(4,525)	(13,250)
Decreases due to settlements with tax authorities	(4,126)	(13,441)	(2,313)
Decrease due to lapse of applicable statute of limitations	—	(412)	—

Balance at end of year	$11,842	$14,521	$28,858

Approximately $10.6 million of the balance of unrecognized tax benefits at December 31, 2009 would reduce our effective tax rate if recognized. The remaining balance relates to positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

During 2009, we attempted to settle several years of outstanding audits with the Commonwealth of Virginia by making payments under a special tax amnesty program. The payments approximated the unrecognized tax benefits, resulting in no adjustment to tax expense. We have not yet received formal notification that the audits are closed.

As part of the adoption of FASB Topic Income Taxes, we began to recognize interest and penalties related to unrecognized tax benefits in our provision for income taxes. During the year ended December 31, 2009, we recorded additional accruals of $0.4 million and made payments of $3.2 million, resulting in a year-end liability of approximately $3.6 million for the payment of tax-related interest and penalties. At December 31, 2008 and 2007, we recorded liabilities of approximately $6 million and $11.6 million, respectively, for the payment of tax-related interest and penalties. The $5.2 million change during the year ended December 31, 2008 was attributable to the settlement of certain audits and the reassessment of related tax positions.

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the financial and tax bases of assets and liabilities. Significant components of deferred tax assets and liabilities as of December 31, 2009 and 2008 were as follows:

	December 31,
	2009	2008
	(In thousands)
Deferred tax assets:
Pension liability	$206,757	$226,802
Accrued warranty expense	41,324	44,662
Accrued vacation pay	11,843	11,935
Accrued liabilities for self-insurance (including postretirement health care benefits)	53,121	53,862
Accrued liabilities for executive and employee incentive compensation	35,363	43,959
Net operating loss carryforward	6,273	4,619
Environmental and products liabilities	11,655	31,272
Long-term contracts	19,334	18,303
State tax net operating loss carryforward	44,781	40,876
Foreign tax credit carryforward	16,062	19,178
Other	13,143	19,253

Total deferred tax assets	459,656	514,721
Valuation allowance for deferred tax assets	(28,701)	(32,227)

Deferred tax assets	430,955	482,494

Deferred tax liabilities:
Property, plant and equipment	28,503	27,839
Investments in joint ventures and affiliated companies	3,528	3,822
Intangibles	32,351	35,011
Other	4,651	4,786

Total deferred tax liabilities	69,033	71,458

Net deferred tax assets	$361,922	$411,036

Income from continuing operations before provision for income taxes was as follows:

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
U.S.	$164,347	$351,398	$256,319
Other than U.S.	67,954	81,341	58,029

Income from continuing operations before provision for income taxes	$232,301	$432,739	$314,348

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The provision for income taxes consisted of:

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
Current:
U.S.—federal	$26,689	$53,691	$64,160
U.S.—state and local	14,749	16,063	7,304
Other than U.S.	13,408	15,401	15,673

Total current	54,846	85,155	87,137

Deferred:
U.S.—Federal	32,330	49,965	12,163
U.S.—State and local	(4,489)	(29,815)	687
Other than U.S.	1,694	3,580	(969)

Total deferred	29,535	23,730	11,881

Provision for income taxes	$84,381	$108,885	$99,018

The following is a reconciliation of the U.S. statutory federal tax rate (35%) to the combined effective tax rate:

	Year Ended December 31,
	2009	2008	2007
U.S. federal statutory (benefit) rate	35.0%	35.0%	35.0%
State and local income taxes	3.4	3.8	0.8
Non-U.S. operations	(4.1)	(2.5)	(1.0)
Non-deductible business expense	—	0.5	1.0
Valuation allowance for deferred tax assets	(0.3)	(7.0)	0.1
Audit settlements	0.3	(4.7)	(4.0)
Other	2.0	0.1	(0.4)

Effective tax rate attributable to continuing operations	36.3%	25.2%	31.5%

At December 31, 2009, we had a valuation allowance of $28.7 million for deferred tax assets, which we expect cannot be realized through carrybacks, future reversals of existing taxable temporary differences and our estimate of future taxable income. We believe that our remaining deferred tax assets are realizable through carrybacks, future reversals of existing taxable temporary differences and our estimate of future taxable income. Any changes to our estimated valuation allowance could be material to our combined financial statements.

We have foreign net operating loss carryforwards of approximately $13.8 million available to offset future taxable income in foreign jurisdictions. The foreign net operating losses have a valuation allowance of $1.4 million against the related deferred taxes. We have U.S. federal net operating loss carryforwards of approximately $6.9 million, which carry a $1.4 million valuation allowance. These net operating loss carryforwards are scheduled to expire in years 2010 to 2026. We have state net operating losses of approximately $1 billion available to offset future taxable income in various states. The state net operating loss carryforwards begin to expire in the year 2010. We are carrying a valuation allowance of $19.5 million against the deferred tax asset related to the state loss carryforwards.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

We would be subject to withholding taxes if we were to distribute earnings from certain of our foreign subsidiaries. For the year ended December 31, 2009, the undistributed earnings of these subsidiaries is $239.0 million. Unrecognized deferred income tax liabilities, including withholding taxes, of approximately $15.5 million would be payable upon distribution of these earnings. We have provided $0.7 million of taxes on earnings we intend to remit. All other earnings are considered permanently reinvested.

NOTE 5—RELATED PARTY TRANSACTIONS

We are a party to transactions with subsidiaries, divisions and controlled joint ventures of MII and other MII subsidiaries in the normal course of operations. These transactions include the following:

	Year Ended December 31,
	2009	2008
	(In thousands)
Purchases	$251	$404
Interest income	$1,217	$2,604
Interest expense	$23,590	$19,645
Corporate administrative expense allocated to MII and JRM	$52,142	$34,967

Our accounts payable to McDermott International, Inc. consist of items of a normal recurring nature, including, but not limited to, the items disclosed above. These balances are generally settled within 60 days of the invoice date.

At December 31, 2009, MII had an outstanding performance guarantee for a contract executed by B&W PGG with TXU. The total contract value of this project was approximately $138.5 million.

Our note receivable from an affiliate is a 2007 loan agreement between Babcock & Wilcox Canada, Ltd., a subsidiary of B&W PGG, as lender, and J. Ray McDermott Canada Holding, Ltd. (“JRMCHL”), as borrower, for up to 60 million Canadian Dollars. The actual amount funded to JRMCHL under this agreement was $45.2 million. Interest is set at the Canadian Prime Rate and is due quarterly. The loan agreement terminates on June 30, 2011, and the entire amount outstanding under the loan agreement, including accrued interest, is scheduled to become due and payable at that time. Either party may terminate the loan agreement by providing 30 days’ written notice to the other party, in which case the entire amount outstanding under the loan agreement, including accrued interest, will become due and payable at the end of that 30-day period. JRMCHL may repay the loan at any time, without penalty. During the year ended December 31, 2007, JRMCHL made a principal payment of $2.9 million to Babcock & Wilcox Canada, Ltd. No subsequent principal payments have been made. We expect this loan to be settled in connection with the proposed spin-off.

Our note payable to an affiliate relates to a 2006 loan agreement with McDermott Kft., Budapest, Zug branch, the registered branch of McDermott Group Financing Limited Liability Company, whereby we borrowed $355 million. The loan bears interest at a rate of 7.28% per annum at December 31, 2009 and is payable quarterly. The loan is scheduled to mature on December 21, 2011. Principal is due in full on the maturity date but may be paid in whole or in part in advance without penalty. During the year ended December 31, 2009, we had no borrowings or repayments under this facility. We expect this loan to be settled in connection with the proposed spin-off.

On September 17, 2009, we entered into a loan agreement with MII, whereby we can borrow up to $5.0 million in connection with the acquisition of Instrumentacion y Mantenimiento de Calderas, S.A. Interest is set at the Eurodollar deposit rate and is due quarterly. The loan agreement is scheduled to terminate on December 31, 2014, and the entire amount outstanding under the loan agreement, including the accrued interest, is scheduled to

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

become due and payable at that time. Either party may terminate the loan agreement by providing 30 days’ written notice to the other party, in which case the entire amount outstanding under the loan agreement, including the accrued interest, will become due and payable at the end of that 30-day period. During the year ended December 31, 2009, we had $2.4 million in borrowings under this facility. We expect this loan to be settled in connection with the proposed spin-off.

NOTE 6—LONG-TERM DEBT AND NOTES PAYABLE

	December 31,
	2009	2008
	(In thousands)
Long-term debt consists of:
Unsecured Debt:
Other notes payable through 2012	$5,916	$11,548
Secured Debt:
Power Generation Systems—various notes payable	1,659	1,945
Other	13	177

	7,588	13,670
Less: Amounts due within one year	3,366	7,561

Long-term debt	4,222	$6,109

Notes payable and current maturities of long-term debt consist of:
Short-term lines of credit	3,066	$1,460
Current maturities of long-term debt	3,366	7,561

Total	6,432	$9,021

Weighted average interest rate on short-term borrowing	5.3%	7.2%

Our short-term lines of credit represent borrowings by one of our subsidiaries. We have included this amount in notes payable and current maturities of long-term debt on our combined balance sheets. This facility is renewable annually and the interest rate associated with this line of credit was 5.3% per annum at December 31, 2009.

Maturities of long-term debt during the three years subsequent to December 31, 2009 are as follows: 2010, $3.4 million; 2011, $0.1 million; 2012, $4.2 million.

Power Generations Systems Credit Facility

On February 22, 2006, B&W PGG entered into a senior secured credit facility with a syndicate of lenders (the “B&W PGG Credit Facility”). As amended to date, this facility provides for borrowings and issuances of letters of credit in an aggregate amount of up to $400 million and matures on February 22, 2011. The proceeds of the B&W PGG Credit Facility are available for working capital needs and other similar corporate purposes of B&W PGG.

B&W PGG’s obligations under the B&W PGG Credit Facility are unconditionally guaranteed by all of our domestic subsidiaries included in B&W PGG and secured by liens on substantially all the assets of those subsidiaries, excluding cash and cash equivalents.

The B&W PGG Credit Facility only requires interest payments on a quarterly basis until maturity. Amounts outstanding under the B&W PGG Credit Facility may be prepaid at any time without penalty.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Loans outstanding under the revolving credit subfacility bear interest at either the Eurodollar rate plus a margin ranging from 1.00% to 1.75% per year or the base rate plus a margin ranging from 0.00% to 0.75% per year. The applicable margin for revolving loans varies depending on credit ratings of the B&W PGG Credit Facility. B&W PGG is charged a commitment fee on the unused portion of the B&W PGG Credit Facility, and that fee varies between 0.25% and 0.375% per year depending on credit ratings of the B&W PGG Credit Facility. Additionally, B&W PGG is charged a letter of credit fee of between 1.00% and 1.75% per year with respect to the amount of each letter of credit issued under the B&W PGG Credit Facility. An additional 0.125% per year fee is charged on the amount of each letter of credit issued under the B&W PGG Credit Facility.

The B&W PGG Credit Facility contains customary financial covenants, including maintenance of a maximum leverage ratio and a minimum interest coverage ratio within B&W PGG and covenants that, among other things, restrict the ability of B&W PGG to incur debt, create liens, make investments and acquisitions, sell assets, pay dividends, prepay subordinated debt, merge with other entities, engage in transactions with affiliates and make capital expenditures. The capital expenditure annual limits allow us to roll forward amounts not spent under the limits from one year to the next. However, the amount rolled forward must be spent entirely in the next year and may not be rolled forward again to future years. At December 31, 2009, B&W PGG was in compliance with all of the covenants set forth in the B&W PGG Credit Facility.

As of December 31, 2009, there were no outstanding borrowings, but letters of credit issued under the B&W PGG Credit Facility totaled $199.2 million. At December 31, 2009, there was $200.8 million available for borrowings or to meet letter of credit requirements under the B&W PGG Credit Facility. If there had been borrowings under this facility, the applicable interest rate at December 31, 2009 would have been 3.25% per year.

Bank Guarantees (Foreign Operations)

Certain foreign subsidiaries of B&W PGG had credit arrangements with various commercial banks for the issuance of bank guarantees. The aggregate value of all such bank guarantees as of December 31, 2009 was $16.5 million.

Surety Bonds

In June 2008, MII, B&W PGG and BHI jointly executed a general agreement of indemnity in favor of a surety underwriter relating to surety bonds that underwriter issued in support of the contracting activity of our Power Generation Systems segment. As of December 31, 2009, surety bonds issued under this arrangement totaled approximately $98.5 million. Any claim successfully asserted against the surety by one or more of the bond obligees would likely be recoverable from any of MII, B&W PGG and BHI under the indemnity agreement.

Government Operations Credit Facility

On December 9, 2003, BWXT entered into a senior unsecured credit facility with a syndicate of lenders (the “BWXT Credit Facility”), which is currently scheduled to mature March 18, 2010. This facility provides for borrowings and issuances of letters of credit in an aggregate amount of up to $135 million. The proceeds of the BWXT Credit Facility are available for working capital needs and other general corporate purposes of BWXT. We believe we will be successful in obtaining an extension on this facility until we enter into a new, replacement credit facility. If we are not able to obtain an extension, we would consider other alternatives, which could include cash collateralizing letters of credit outstanding under this facility.

The BWXT Credit Facility only requires interest payments on a quarterly basis until maturity. Amounts outstanding under the BWXT Credit Facility may be prepaid at any time without penalty.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Loans outstanding under the BWXT Credit Facility bear interest at either the Eurodollar rate plus a margin ranging from 1.25% to 1.75% per year or the base rate plus a margin ranging from 0.25% and 0.75% per year. The applicable margin for revolving loans varies depending on the leverage ratio of BWXT as of the last day of the preceding fiscal quarter. BWXT is charged an annual commitment fee of 0.375%, which is payable quarterly. Additionally, BWXT is charged a letter of credit fee of between 1.25% and 1.75% per year with respect to the amount of each letter of credit issued, depending on the leverage ratio of BWXT as of the last day of the preceding fiscal quarter. An additional 0.125% per year fee is charged on the amount of each letter of credit issued.

The BWXT Credit Facility contains customary financial and nonfinancial covenants and reporting requirements. The financial covenants require maintenance of a maximum leverage ratio, a minimum fixed charge coverage ratio and a maximum debt to capitalization ratio within BWXT. At December 31, 2009, BWXT was in compliance with all of the covenants set forth in the BWXT Credit Facility.

At December 31, 2009, there were no borrowings outstanding, but letters of credit issued under the BWXT Credit Facility totaled $59.0 million. At December 31, 2009, there was $76.0 million available for borrowings or to meet letter of credit requirements under the BWXT Credit Facility. If there had been borrowings under this facility, the applicable interest rate at December 31, 2009 would have been 3.50% per year.

Letters of Credit (Nuclear Fuel Services, Inc.)

At December 31, 2009, NFS, had approximately $3.7 million in letters of credit issued by various commercial banks on its behalf. The obligations to the commercial banks issuing such letters of credit are secured by cash, short-term certificates of deposit and certain real and intangible assets.

NOTE 7—PENSION PLANS AND POSTRETIREMENT BENEFITS

We have historically provided defined benefit retirement benefits, primarily through noncontributory pension plans, for most of our regular employees. As of 2006, our retirement plans for U.S.-based employees were closed to new entrants for our corporate employees and were closed to new salaried plan entrants for salaried employees of BWXT and B&W PGG and their respective subsidiaries. Effective December 31, 2007, the salaried retirement plan acquired with MMC in May 2007 was closed to new entrants and benefit accruals were frozen for existing participants who were not vested as of December 31, 2007. Effective October 31, 2008, the salaried and hourly retirement plans acquired with MMC were merged into the retirement plan for employees of BWXT. Effective December 31, 2008, we acquired the retirement plans and postretirement benefit plans of our subsidiary NFS. Effective December 31, 2009, the salaried retirement plan acquired with NFS was closed to new entrants and benefit accruals were frozen for existing participants who were not vested as of December 31, 2009.

We do not provide retirement benefits to certain non-resident alien employees of foreign subsidiaries. Retirement benefits for salaried employees who accrue benefits in a defined benefit plan are based on final average compensation and years of service, while benefits for hourly paid employees are based on a flat benefit rate and years of service. Our funding policy is to fund the plans as recommended by the respective plan actuaries and in accordance with the Employee Retirement Income Security Act of 1974, as amended, or other applicable law. The Pension Protection Act of 2006 replaces the current funding provisions for single-employer defined benefit plans. Funding provisions under the Pension Protection Act accelerate funding requirements to ensure full funding of benefits accrued. The Pension Protection Act became effective in 2008 and had no impact on our combined financial condition or cash flows for 2008.

Effective December 31, 2009, we adopted the disclosure provisions of FASB Topic 715, Compensation—Retirement Benefits. In accordance with the provisions of this topic, we have disclosed additional information about our assets set aside to fund our pension and postretirement benefit obligations.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Effective December 31, 2007, we adopted the measurement date provision of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, for our plans that were not on a calendar year measurement. In accordance with this provision, we recorded a reduction in retained earnings of $1.7 million, net of a related tax benefit of $0.8 million.

We make available other benefits which include postretirement health care and life insurance benefits to certain salaried and union retirees based on their union contracts. Certain subsidiaries provide these benefits to unionized and salaried future retirees.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Obligations and Funded Status

	Pension Benefits Year Ended December 31,		Other Benefits Year Ended December 31,
	2009	2008	2009	2008
	(In thousands)
Change in benefit obligation:
Benefit obligation at beginning of period	$2,398,965	$2,355,231	$141,864	$103,476
Service cost	36,565	35,651	958	282
Interest cost	147,910	140,169	8,713	5,562
Acquisitions	—	94,082	—	45,080
Plan participants’ contributions	287	283	120	—
Amendments	6,141	100	—	—
Settlements	(2,054)	(1,216)	—	—
Actuarial (gain) loss	80,860	(56,357)	2,463	1,971
Foreign currency exchange rate changes	23,154	(36,882)	964	(1,447)
Benefits paid	(139,641)	(132,096)	(9,488)	(13,060)

Benefit obligation at end of period	$2,552,187	$2,398,965	$145,594	$141,864

Change in plan assets:
Fair value of plan assets at beginning of period	$1,695,445	$2,040,794	$27,079	$—
Actual return on plan assets	168,558	(399,896)	3,346	—
Acquisitions	—	67,321	—	27,079
Plan participants’ contributions	287	283	120	—
Company contributions	49,475	157,787	9,736	13,060
Foreign currency exchange rates	24,324	(38,748)	—	—
Benefits paid	(139,641)	(132,096)	(9,488)	(13,060)

Fair value of plan assets at the end of period	$1,798,448	$1,695,445	$30,793	$27,079

Funded status	$(753,739)	$(703,520)	$(114,801)	$(114,785)

Amounts recognized in the balance sheet consist of:
Accrued employee benefits	$(58,000)	$(43,530)	$(9,317)	$(7,317)
Accumulated postretirement benefit obligation	—	—	(105,484)	(107,468)
Pension liability	(696,584)	(663,146)	—	—
Intangible asset	845	3,156	—	—

Net amount recognized	$(753,739)	$(703,520)	(114,801)	$(114,785)

Amounts recognized in accumulated other comprehensive loss:
Net actuarial loss	$776,128	$814,486	$13,182	$14,844
Prior service cost	21,746	13,113	473	399
Unrecognized transition obligation	—	—	1,055	889

Total before taxes	$797,874	$827,599	$14,710	$16,132

Supplemental information:
Plans with accumulated benefit obligation in excess of plan assets
Projected benefit obligation	$2,448,685	$2,323,021	N/A	N/A
Accumulated benefit obligation	$2,341,477	$2,213,377	$145,594	$141,864
Fair value of plan assets	$1,694,101	$1,616,345	$30,793	$27,079
Plans with plan assets in excess of accumulated benefit obligation
Projected benefit obligation	$103,502	$75,944	N/A	N/A
Accumulated benefit obligation	$92,812	$67,798	$—	$—
Fair value of plan assets	$104,347	$79,100	$—	$—

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

	Pension Benefits Year Ended December 31,			Other Benefits Year Ended December 31,
	2009(1)	2008	2007	2009	2008	2007
	(In thousands)
Components of net periodic benefit cost:
Service cost	$36,565	$35,651	$36,679	$958	$282	$331
Interest cost	147,910	140,169	135,893	8,713	5,562	5,988
Expected return on plan assets	(136,211)	(170,866)	(154,939)	(1,504)	—	—
Amortization of transition obligation	—	—	—	257	281	273
Amortization of prior service cost	3,119	2,757	3,085	66	73	71
Recognized net actuarial loss	81,484	29,177	42,224	1,711	1,447	1,717

Net periodic benefit cost	$132,867	$36,888	$62,942	$10,201	$7,645	$8,380

(1)	Excludes approximately $2.1 million of income attributable to settlement of previously recorded unfunded pension liabilities.

Additional Information

	Pension Benefits Year Ended December 31,		Other Benefits Year Ended December 31,
	2009	2008	2009	2008
	(In thousands)
Increase in accumulated other comprehensive loss due to actuarial losses—before taxes	$54,875	$513,477	$612	$1,971

We have recognized in the current fiscal year, and expect to recognize in the next fiscal year, the following amounts in other comprehensive loss as components of net periodic benefit cost:

	Recognized in the Year Ended December 31, 2009		To Be Recognized in the Year Ending December 31, 2010
	Pension	Other	Pension	Other
	(In thousands)
Pension cost in accumulated other comprehensive loss:
Net actuarial loss	$81,484	$1,711	$81,612	$1,460
Prior service cost	3,119	66	3,486	73
Transition obligation	—	257	—	281

	$84,603	$2,034	$85,098	$1,814

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Assumptions

	Pension Benefits		Other Benefits
	2009	2008	2009	2008
Weighted average assumptions used to determine net periodic benefit obligations at December 31:
Discount rate	6.03%	6.32%	5.57%	6.15%
Rate of compensation increase	3.77%	3.96%	—	—
Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:
Discount rate	6.32%	6.21%	6.11%	5.74%
Expected return on plan assets	8.19%	8.32%	—	—
Rate of compensation increase	4.20%	3.94%	—	—

The expected rate of return on plan assets assumption is based on the long-term expected returns for the investment mix of assets currently in the portfolio. In setting this rate, we use a building-block approach. Historic real return trends for the various asset classes in the plan’s portfolio are combined with anticipated future market conditions to estimate the real rate of return for each class. These rates are then adjusted for anticipated future inflation to determine estimated nominal rates of return for each class. The expected rate of return on plan assets is determined to be the weighted average of the nominal returns based on the weightings of the classes within the total asset portfolio. We have been using an expected return on plan assets assumption of 8.5% for the majority of our existing pension plan assets which is consistent with the long-term asset returns of the portfolio.

Our existing other benefit plans are unfunded, with the exception of the NFS postretirement benefit plans. These plans provide health benefits to certain salaried and hourly employees, as well as retired employees, of NFS. Approximately 84% of total assets for these postretirement benefit plans are contributed into a Voluntary Employees’ Beneficiary Association (“VEBA”) trust.

	2009(1)	2008(1)
Assumed health-care cost trend rates at December 31
Health-care cost trend rate assumed for next year	8.30%-8.50%	8.50%-8.60%
Rates to which the cost trend rate is assumed to decline (ultimate trend rate)	4.50%	4.50%
Year that the rate reaches ultimate trend rate	2016-2028	2016-2028

(1)	Assumed health-care cost trend rates and years that the ultimate trends are reached vary among our postretirement benefit arrangements.

Assumed health-care cost trend rates have a significant effect on the amounts we report for our health-care plan. A one-percentage-point change in our assumed health-care cost trend rates would have the following effects:

	One-Percentage- Point Increase	One-Percentage- Point Decrease
	(In thousands)
Effect on total of service and interest cost	$718	$(623)
Effect on postretirement benefit obligation	$10,616	$(9,281)

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Investment Goals

General

The overall investment strategy of the pension trusts is to achieve long-term growth of principal, while avoiding excessive risk and to minimize the probability of loss of principal over the long term. The specific investment goals that have been set for the pension trusts in the aggregate are (1) to ensure that plan liabilities are met when due and (2) to achieve an investment return on trust assets consistent with a reasonable level of risk.

Allocations to each asset class for both domestic and foreign plans are reviewed periodically and rebalanced, if appropriate, to assure the continued relevance of the goals, objectives and strategies. The pension trusts for both our domestic and foreign plans employ a professional investment advisor and a number of professional investment managers whose individual benchmarks are, in the aggregate, consistent with the plan’s overall investment objectives. The goals of each investment manager are (1) to meet (in the case of passive accounts) or exceed (for actively managed accounts) the benchmark selected and agreed upon by the manager and the trust and (2) to display an overall level of risk in its portfolio that is consistent with the risk associated with the agreed upon benchmark.

The investment performance of total portfolios, as well as asset class components, is periodically measured against commonly accepted benchmarks, including the individual investment manager benchmarks. In evaluating investment manager performance, consideration is also given to personnel, strategy, research capabilities, organizational and business matters, adherence to discipline and other qualitative factors that may impact the ability to achieve desired investment results.

Domestic Plans

We sponsor the following domestic defined benefit plans:

•	Retirement Plan for Employees of McDermott Incorporated and Participating Subsidiary and Affiliated Companies;

•	Retirement Plan for Employees of Babcock & Wilcox Commercial Operations;

•	Retirement Plan for Employees of Babcock & Wilcox Government Operations; and

•	Nuclear Fuel Services, Inc. Retirement Plan for Salaried Employees and Nuclear Fuel Services, Inc. Retirement Plan for Hourly Employees acquired with NFS (the “NFS Plans”).

With the exception of the NFS Plans, the assets of the domestic pension plans were commingled for investment purposes and held by the Trustee, The Bank of New York Mellon, in the McDermott Incorporated Master Trust (the “Master Trust”) through December 31, 2009. Effective January 1, 2010, the NFS Plans have been merged into the Master Trust. For the years ended December 31, 2009 and 2008, the investment return (loss) on domestic plan assets of the Master Trust (before deductions for management fees) was approximately 9.3% and (19.8)%, respectively. These percentages exclude the NFS Plans.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The following is a summary of the domestic pension plans’ asset allocations at December 31, 2009 and 2008 by asset category.

	2009	2008
Asset Category:
Equity Securities	28%	16%
Fixed Income	27%	32%
Commingled and Mutual Funds	17%	13%
U.S. Government Securities	10%	17%
Partnerships with Security Holdings	11%	11%
Real Estate	4%	6%
Other	3%	5%

Total	100%	100%

The target allocation for 2010 for the domestic plans, by asset class, is as follows:

Asset Class:
Public Equity	42.5%
Private Equity	10.0%
Fixed Income	38.0%
Real Estate	5.0%
Other	4.5%

Foreign Plans

B&W PGG sponsors foreign plans through certain foreign subsidiaries. These plans are the plans of Babcock & Wilcox Canada, Ltd. (the “Canadian Plans”) and the Diamond Power Specialty Limited Retirement Benefits Plan (the “Diamond UK Plan”).

The weighted average asset allocations of these plans at December 31, 2009 and 2008 by asset category were as follows:

	2009	2008
Asset Category:
Fixed Income	77%	53%
Equity Securities	17%	45%
Other	6%	2%

Total	100%	100%

The target allocation for 2010 for the foreign plans, by asset class, is as follows:

	Canadian Plans	Diamond UK Plan
Asset Class:
U.S. Equity	15%	10%
Global Equity	50%	45%
Fixed Income	35%	45%

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Fair Value

Effective December 31, 2009 with the additional disclosure provisions of FASB Topic 715, Compensation—Retirement Benefits, the following is a summary of total investments for our plans measured at fair value at December 31, 2009. See Note 13 for a detailed description of fair value measurements and the hierarchy established for valuation inputs.

	12/31/09	Level 1	Level 2	Level 3
	(In thousands)
Pension and Other Benefits:
Fixed Income	$519,313	$15,690	$503,468	$155
Equities	476,709	476,500	—	209
Commingled and Mutual Funds	377,242	74,438	93,905	208,899
U.S. Government Securities	155,832	155,832	—	—
Partnerships with Security Holdings	179,358	—	2,318	177,040
Real Estate	70,048	—	—	70,048
Cash and Accrued Items	50,739	50,152	493	94

Total Assets	$1,829,241	$772,612	$600,184	$456,445

The following is a summary of the changes in the plans’ Level 3 instruments measured on a recurring basis for the year ended December 31, 2009 (in thousands):

Balance at beginning of period	$483,153
Issuances and acquisitions	29,758
Dispositions	(64,124)
Realized loss	(2,348)
Unrealized gain	10,006

Balance at end of period	$456,445

Our pension plan assets are included in a master trust. The master trust invests in certain entities that do not have a quoted market price but calculate net asset value per share or its equivalent. We review these net asset values to determine if any adjustments are required. Our review considers available market data, relevant index returns, preliminary estimates from investees, directional guidance from investees and other data obtained through research, consultation with third-party advisors and direct inquiry to our investees. Based on these factors and any other relevant information we are able to obtain through consultation with third-party advisors, we estimate the value of each investment, including all level 3 investments. If using such estimated values rather than the latest investee net asset values results in a material reduction in the total value of the trust assets, we adjust the reported net asset values to the revised estimated values. For our purposes, a material reduction is 5% or more.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Cash Flows

	Domestic Plans		Foreign Plans
	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits
Expected employer contributions to trusts of defined benefit plans:
2010	$57,419	N/A	$581	N/A
Expected benefit payments:
2010	$141,387	$14,331	$13,941	$699
2011	$149,199	$14,203	$14,126	$738
2012	$157,658	$13,758	$11,924	$712
2013	$164,723	$13,335	$12,657	$703
2014	$171,382	$13,009	$13,897	$706
2015-2019	$918,338	$52,133	$87,944	$3,419

The expected employer contributions to trusts for 2010 are included in current liabilities at December 31, 2009.

Defined Contribution Plans

We participate in the McDermott International, Inc. Supplemental Executive Retirement Plan (“SERP Plan”), which is a defined contribution plan. We recorded income (expense) related to the SERP Plan of approximately $0.8 million, $(1.0) million and $0.9 million in the years ended December 31, 2009, 2008 and 2007, respectively.

We also have provided benefits under the Thrift Plan for Employees of McDermott Incorporated and Participating Subsidiary and Affiliated Companies (“Thrift Plan”). The Thrift Plan generally provides for matching employer contributions of 50% of participants’ contributions up to 6 percent of compensation. These matching employer contributions are typically made in shares of MII common stock. In lieu of benefit accruals under the respective retirement plans, the Thrift Plan also provides for service-based contributions to some of our employees. Amounts charged to expense for employer contributions under the Thrift Plan totaled $17.6 million, $15.3 million and $12.5 million in the years ended December 31, 2009, 2008 and 2007, respectively.

Multiemployer Plans

One of our subsidiaries contributes to various multiemployer plans. The plans generally provide defined benefits to substantially all unionized workers in this subsidiary. Amounts charged to pension cost and contributed to the plans were $20.6 million, $30.4 million and $32.6 million in the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 8—STOCK PLANS

At December 31, 2009, certain of our officers and employees participated in benefit plans of MII, which involve the issuance of MII common stock. Where required, disclosures have been adjusted for MII’s stock splits effected in the form of a stock dividend in September 2007 and May 2006.

2009 McDermott International, Inc. Long-Term Incentive Plan

In May 2009, MII’s shareholders approved the 2009 McDermott International, Inc. Long-Term Incentive Plan (the “2009 LTIP”). Executive officers, key employees and consultants are eligible to participate in the plan.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The Compensation Committee of MII’s Board of Directors selects the participants for the plan. The plan provides for a number of forms of stock-based compensation, including incentive and non-qualified stock options, restricted stock, restricted stock units and performance shares and performance units, subject to satisfaction of specific performance goals. Shares approved under MII’s 2001 Directors and Officers Long-Term Incentive Plan (the “2001 LTIP”) that were not awarded as of the date of approval of the 2009 LTIP, or shares that are subject to awards that are cancelled, terminated, forfeited, expired or settled in cash in lieu of shares, are available for issuance under the 2009 LTIP. Options to purchase shares are granted at not less than 100% of the fair market value (average of the high and low trading price) on the date of grant, become exercisable at such time or times as determined when granted and expire not more than seven years after the date of grant.

2001 Directors and Officers Long-Term Incentive Plan

In May 2009, MII’s shareholders approved the 2009 LTIP. As a result, no further awards will be issued under the 2001 LTIP. Executive officers, key employees and consultants were eligible to participate in the 2001 LTIP. The Compensation Committee of MII’s Board of Directors selected the participants for the plan. The plan provided for a number of forms of stock-based compensation, including nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, deferred stock units, performance shares and performance units, subject to satisfaction of specific performance goals. Options to purchase shares were granted at not less than 100% of the fair market value (average of the high and low trading price) on the date of grant, became exercisable at such time or times as determined when granted and expire not more than seven years after the date of the grant. Options granted prior to May 2009 expire not more than ten years after the date of the grant. Shares of common stock available to be awarded under the 2001 LTIP are available under the terms of the 2009 LTIP and have been included in the amount available for grant discussed above.

In the event of a change in control of MII, all of these stock-based compensation programs have provisions that may cause restrictions to lapse and accelerate the exercisability of outstanding options.

Total compensation expense recognized for the years ended December 31, 2009, 2008 and 2007 was as follows:

	Compensation Expense	Tax Benefit	Net Impact
	(In thousands)
	Year Ended December 31, 2009
Stock options	$2,799	$(999)	$1,800
Restricted stock	3,052	(1,106)	1,946
Restricted stock units	3,870	(1,392)	2,478
Performance shares	14,248	(5,162)	9,086
Performance and deferred stock units	1,922	(686)	1,236

TOTAL	$25,891	$(9,345)	$16,546

	Year Ended December 31, 2008
Stock options	$498	$(178)	$320
Restricted stock	2,202	(805)	1,397
Performance shares	20,404	(7,244)	13,160
Performance and deferred stock units	1,732	(618)	1,114

TOTAL	$24,836	$(8,845)	$15,991

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

	Compensation Expense	Tax Benefit	Net Impact
	(In thousands)
	Year Ended December 31, 2007
Stock options	$1,569	$(560)	$1,009
Restricted stock	47	(17)	30
Performance shares	14,028	(4,957)	9,071
Performance and deferred stock units	5,122	(1,825)	3,297

TOTAL	$20,766	$(7,359)	$13,407

As of December 31, 2009, total unrecognized estimated compensation expense related to nonvested awards was $21.5 million, net of estimated tax benefits of $12.0 million. The components of the total gross unrecognized estimated compensation expense of $33.5 million and their expected weighted-average periods for expense recognition are as follows (amounts in millions; periods in years):

	Amount	Weighted- Average Period
Stock options	$8.7	1.1
Restricted stock	$3.9	1.1
Restricted stock units	$8.0	1.3
Performance shares	$12.7	0.6
Performance and deferred stock units	$0.2	0.4

Stock Options

The following table summarizes activity for MII’s stock options for the year ended December 31, 2009 (share data in thousands):

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding, beginning of year	576	$3.99
Granted	1,213	11.73
Exercised	(202)	3.85
Cancelled/expired/forfeited	(5)	22.69
Transferred to affiliate	(0)	—

Outstanding, end of year	1,582	$9.92	5.4 Years	$22.6

Exercisable, end of year	374	$4.07	2.7 Years	$7.6

The aggregate intrinsic value included in the table above represents the total pretax intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2009. The intrinsic value is calculated as the total number of option shares multiplied by the difference between the closing price of MII’s common stock on the last trading day of each period and the exercise price of the options. This amount changes based on the fair market value of MII’s common stock.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The weighted average fair value of stock options granted in the year ended December 31, 2009 was $11.73. There were no stock options granted in the years ended December 31, 2008 and 2007. The total fair value of options vested was $1.3 million and $2.6 million during the years ended December 31, 2008 and 2007, respectively. No options vested during the year ended December 31, 2009.

During the years ended December 31, 2009, 2008 and 2007, the total intrinsic value of stock options exercised was $3.8 million, $54.5 million and $105.6 million, respectively. The actual tax benefits realized related to stock options exercised during the years ended 2009 and 2008 was $1.7 million and $11.6 million, respectively.

Restricted Stock

Non-vested restricted stock awards as of December 31, 2009 and changes during the year ended December 31, 2009 were as follows (share data in thousands):

	Number of Shares	Weighted- Average Grant Date Fair Value
Non-vested, beginning of year	243	$37.86
Granted	—	—
Restrictions lapsed	(82)	15.55
Cancelled/forfeited	(2)	52.65
Transferred to affiliate	3	56.25

Nonvested, end of year	162	$37.86

Restricted Stock Units

Non-vested restricted stock awards as of December 31, 2009 and changes during the year ended December 31, 2009 were as follows (share data in thousands):

	Number of Shares	Weighted- Average Grant Date Fair Value
Non-vested, beginning of year	—	$—
Granted	1,114	11.40
Restrictions lapsed	—	—
Cancelled/forfeited	(9)	21.54
Transferred to affiliate	—	—

Nonvested, end of year	1,105	$11.36

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Performance Shares

Non-vested performance share awards as of December 31, 2009 and changes during the year ended December 31, 2009 were as follows (share data in thousands):

	Number of Shares	Weighted- Average Grant Date Fair Value
Non-vested, beginning of year	1,615	$33.06
Granted	708	15.00
Vested	(977)	23.12
Cancelled/forfeited	(5)	43.68
Transferred to affiliate	9	32.08

Non-vested, end of year	1,350	$30.72

For awards made in 2007 and 2008, the actual number of shares earned by each participant is dependent upon achievement of certain consolidated operating income targets over the three-year performance periods. The awards actually earned will range from zero to 150% of the targeted number of performance shares, to be determined upon completion of the three-year performance period.

For awards made in 2009, the actual number of shares earned by each participant is dependent upon (1) achievement of certain consolidated operating income targets and (2) total shareholder return relative to our peers over the three-year performance periods. The awards actually earned will range from zero to 200% of the targeted number of performance shares, to be determined upon completion of the three-year performance period.

The intrinsic value of performance shares vested during the year ended December 31, 2009 was $18.0 million. No performance shares vested during the years ended December 31, 2008 and 2007.

Performance and Deferred Stock Units

Nonvested performance and deferred stock unit awards as of December 31, 2009 and changes during the year ended December 31, 2009 were as follows (share data in thousands):

	Number of Units	Aggregate Intrinsic Value (in millions)
Nonvested, beginning of year	157
Granted	—
Vested	(84)
Cancelled/forfeited	(1)
Transferred to Affiliate	—

Nonvested, end of year	72	$1.7

The aggregate intrinsic value included in the table above represents the total pretax intrinsic value recorded as a liability at December 31, 2009 in the combined balance sheets. During the years ended December 31, 2009, 2008 and 2007, we paid $1.5 million, $4.1 million and $3.3 million, respectively, for the settlement of vested performance and deferred stock units.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NOTE 9—COMMITMENTS AND CONTINGENCIES

Investigations and Proceedings

On January 29, 2010, Michelle McMunn, Cara D. Steele and Yvonne Sue Robinson filed suit against B&W PGG, Babcock & Wilcox Technical Services Group, Inc., formerly known as B&W Nuclear Environmental Services, Inc. (together with B&W PGG, the “B&W Parties”) and Atlantic Richfield Company (“ARCO”) in the United States District Court for the Western District of Pennsylvania (the “McMunn Litigation”). The plaintiffs in the McMunn Litigation allege, among other things, that they suffered personal injuries and property damage as a result of alleged radioactive and non-radioactive releases relating to the operation, remediation and/or decommissioning of two former nuclear fuel processing facilities located in Apollo and Parks Township, Pennsylvania. Those facilities previously were owned by Nuclear Materials and Equipment Company, a former subsidiary of ARCO (“NUMEC”) which was acquired by B&W PGG. The plaintiffs in the McMunn Litigation seek compensatory and punitive damages.

At the time of ARCO’s sale of NUMEC to B&W PGG, B&W PGG received an indemnity and hold harmless agreement from ARCO from claims or liabilities arising as a result of pre-closing NUMEC or ARCO actions.

We intend to vigorously defend this matter, and believe that in the event of liability, if any, the claims alleged in the McMunn Litigation will be resolved within the limits of coverage of our insurance policies and/or the ARCO indemnity.

B&W PGG settled approximately 245 personal injury and wrongful death claims, as well as approximately 125 property damage claims, alleging injury and damage as a result of alleged releases relating to these two facilities. The aggregate settlement amount for these claims was $52.5 million, which was paid during 2009, all of which had been previously accrued. In connection with that settlement, the B&W Parties are pursuing recovery in the matter of The Babcock & Wilcox Company et al. v. American Nuclear Insurers et al. (the “ANI Litigation”) from their insurer, American Nuclear Insurers and Mutual Atomic Energy Liability Underwriters, of the amounts paid in settlement of that prior action. The ANI Litigation is pending before the Court of Common Pleas of Allegheny County, Pennsylvania. No trial date has been set in the matter.

An action entitled Iroquois Falls Power Corp. v. Jacobs Canada Inc., et al., was filed in the Superior Court of Justice, in Ontario, Canada, on June 1, 2005. Iroquois Falls Power Corp. (“Iroquois”) seeks damages of approximately $14 million (Canadian) as a result of an alleged breach by one of our former subsidiaries in connection with the supply and installation of heat recovery steam generators. MI, which provided a guarantee to certain obligations of the former subsidiary, and two bonding companies with whom MII entered into an indemnity arrangement, were also named as defendants. In March 2007, the Superior Court granted summary judgment in favor of all defendants and dismissed all claims of Iroquois, which appealed the ruling. Subsequently, the Court of Appeals for Ontario upheld the summary judgment, but sent the case back to the Superior Court of Justice to allow Iroquois an opportunity to amend its complaint to assert new claims. The Superior Court of Justice, however, denied Iroquois’ request to amend its complaint and assert new claims against the defendants based on a breach of contractual warranty. Iroquois appealed the Superior Court’s decision and, in June 2009, the Court of Appeals for Ontario reversed the decision and sent the case back to the Superior Court for Iroquois to file an amended complaint on those new claims. In January 2010, our notice to appeal the Court of Appeals’ decision was dismissed by the Supreme Court.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Other

Warranty Claim

One of our Canadian subsidiaries has received notice of a warranty claim on one of its projects on a contract executed in 1998. This situation relates to technical issues concerning components associated with nuclear steam generators. Data collection and analysis can only be performed at specific time periods when the power plant is scheduled to be off-line for maintenance. We also received a notice from the customer during October 2008, and, during November 2008, we responded to the notice by disagreeing with the matters stated in the claim and disputing the claim. This project included a limited-term performance bond totaling approximately $140 million for which we entered into an indemnity arrangement with the surety underwriters. It is possible that our subsidiary may incur warranty costs in excess of amounts provided for as of December 31, 2009. It is also possible that a claim could be initiated by our subsidiary’s customer against the surety underwriter should certain events occur. If such a claim were successful, the surety could seek to recover from our subsidiary the costs incurred in satisfying the customer claim. If the surety seeks recovery from our subsidiary, we believe that our subsidiary would have adequate liquidity to satisfy its obligations. However, the ultimate resolution of this possible claim is uncertain, and an adverse outcome could have a material adverse impact on our combined financial condition, results of operations and cash flows.

Suspended Operations

In December 2009, our subsidiary Nuclear Fuel Services, Inc., which we acquired in December 2008, implemented a suspension of some operations at its Erwin, Tennessee manufacturing facility while implementing organizational, facility and management changes to enhance safety controls and processes. We suspended the operations in consultation with the NRC following the occurrence of two separate incidents that we reported to the NRC in October and November 2009. The October 2009 incident involved the generation of excessive heat and a hazardous gas at a specialized cleaning station. The incident was caused by the processing of a small amount of uranium-aluminum material in nitric acid. This incident resulted in some damage to piping, but did not result in any injuries to personnel or offsite releases of chemical or radioactive material. The November 2009 incident involved a fire in a glovebox enclosure. The incident was caused by a reaction between fluorine gas in a cylinder of uranium and the fiberglass backing of the teflon lining of a vent hose attached to the cylinder within the glovebox enclosure. This incident resulted in damage to a hose and a faceplate within the glove box enclosure, but did not result in any injuries to personnel or offsite releases of chemical or radioactive material. Inspections conducted separately by the NRC, our existing nuclear liability underwriter and us revealed specific modifications necessary to improve Nuclear Fuel Services, Inc.’s overall safety performance. Although the NRC did not issue any directive or order to us to suspend these operations, we believe the NRC likely would have done so had we not voluntarily suspended the operations. Although we were already in the process of implementing safety, cultural and procedural improvements at NFS, we have refined and accelerated those changes and have developed other specific enhancements in consultation with the NRC, as confirmed in the NRC’s January 7, 2010 confirmatory action letter to Nuclear Fuel Services, Inc.

The suspended operations include production operations, the commercial development line and the highly enriched uranium down-blending facility. There can be no assurance that we will not have to suspend our operations in the future to implement additional changes to enhance our safety controls and processes in order to comply with applicable laws and regulations.

Additionally, due to the nature of our business, we are, from time to time, involved in routine litigation or subject to disputes or claims related to our business activities, including, among other things:

•	performance- or warranty-related matters under our customer and supplier contracts and other business arrangements; and

•	workers’ compensation claims, premises liability claims and other claims.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Based upon our prior experience, we do not expect that any of these other litigation proceedings, disputes and claims will have a material adverse effect on our combined financial condition, results of operations or cash flows.

Environmental Matters

We have been identified as a potentially responsible party at various cleanup sites under the Comprehensive Environmental Response, Compensation, and Liability Act, as amended (“CERCLA”). CERCLA and other environmental laws can impose liability for the entire cost of cleanup on any of the potentially responsible parties, regardless of fault or the lawfulness of the original conduct. Generally, however, where there are multiple responsible parties, a final allocation of costs is made based on the amount and type of wastes disposed of by each party and the number of financially viable parties, although this may not be the case with respect to any particular site. We have not been determined to be a major contributor of wastes to any of these sites. On the basis of our relative contribution of waste to each site, we expect our share of the ultimate liability for the various sites will not have a material adverse effect on our financial condition, results of operations or cash flows in any given year.

The Department of Environmental Protection of the Commonwealth of Pennsylvania (“PADEP”) advised us in March 1994 that it would seek monetary sanctions and remedial and monitoring relief related to the Parks Facilities. The relief sought is related to potential groundwater contamination resulting from previous operations at the facilities. These facilities are currently owned by a subsidiary in our Government Operations segment. PADEP has advised us that it does not intend to assess any monetary sanctions, provided our Government Operations segment continues its remediation program for the Parks Facilities. Whether additional nonradiation contamination remediation will be required at the Parks Facility remains unclear. Results from sampling completed by our Government Operations segment have indicated that such remediation may not be necessary. Our Government Operations segment continues to evaluate closure of the groundwater issues pursuant to applicable Pennsylvania law.

We perform significant amounts of work for the U.S. Government under both prime contracts and subcontracts and operate certain facilities that are licensed to possess and process special nuclear materials. As a result of these activities, we are subject to continuing reviews by governmental agencies, including the U.S. Environmental Protection Agency and the NRC.

The NRC’s decommissioning regulations require our Government Operations segment to provide financial assurance that it will be able to pay the expected cost of decommissioning each of its facilities at the end of its service life. We will continue to provide financial assurance aggregating $33.7 million during the year ending December 31, 2010 with existing letters of credit for the ultimate decommissioning of all of these licensed facilities, except two. These two facilities, which represent the largest portion of our eventual decommissioning costs, have provisions in their government contracts pursuant to which substantially all of our decommissioning costs and financial assurance obligations are covered by the U.S. Department of Energy, including the costs to complete the decommissioning projects underway at the facility in Erwin, Tennessee.

At December 31, 2009 and 2008, we had total environmental reserves (including provisions for the facilities discussed above) of $50.3 million and $38.0 million, respectively. Of our total environmental reserves at December 31, 2009 and 2008, $2.5 million and $5.0 million, respectively, were included in current liabilities. Inherent in the estimates of those reserves and recoveries are our expectations regarding the levels of contamination, decommissioning costs and recoverability from other parties, which may vary significantly as decommissioning activities progress. Accordingly, changes in estimates could result in material adjustments to our operating results, and the ultimate loss may differ materially from the amounts that we have provided for in our combined financial statements.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Operating Leases

Future minimum payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at December 31, 2009 are as follows (in thousands):

Fiscal Year Ending December 31,	Amount
2010	$5,577
2011	$3,955
2012	$2,961
2013	$1,351
2014	$977
Thereafter	—

Total rental expense for the years ended December 31, 2009, 2008 and 2007 was $9.8 million, $9.2 million and $8.9 million respectively. These expense amounts include contingent rentals and are net of sublease income, neither of which is material.

Surety Bonds

In June 2008, MII, B&W PGG and BHI jointly executed a general agreement of indemnity in favor of a surety underwriter relating to surety bonds that underwriter issued in support of B&W PGG’s contracting activity. As of December 31, 2009, bonds issued under this arrangement totaled approximately $98.5 million. Any claim successfully asserted against the surety by one or more of the bond obligees would likely be recoverable from MII, B&W PGG and BHI under the indemnity agreement.

Proposed Unfavorable Tax Adjustments

We were advised in 2006 by the IRS of proposed unfavorable tax adjustments related to the 2001 through 2003 tax years. We reviewed the IRS positions and disagreed with certain proposed adjustments. Accordingly, we filed a protest with the IRS regarding the resolution of these issues, and the process has proceeded through an appeals hearing with an IRS appellate conferee. We have provided for any amounts that we believe will ultimately be payable for these proposed adjustments. However, the ultimate resolution of these proposed adjustments are uncertain, and an adverse outcome could have a material adverse impact on our combined financial condition, results of operations and cash flows.

We perform significant amounts of work for the U.S. Government under both prime contracts and subcontracts. As a result, various aspects of our operations are subject to continuing reviews by governmental agencies.

We maintain liability and property insurance against such risk and in such amounts as we consider adequate. However, certain risks are either not insurable or insurance is available only at rates that we consider uneconomical.

NOTE 10—FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

Our primary customers are the U.S. Government and companies in the electric power generation industry (including several government-owned utilities and independent power producers). These concentrations of customers may impact our overall exposure to credit risk, either positively or negatively, in that our customers may be similarly affected by changes in economic or other conditions. In the years ended December 31, 2009 and 2008, the U.S. Government accounted for approximately 33% and 22%, respectively, of our total revenues.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

We and some of our customers operate worldwide and are therefore exposed to risks associated with the economic and political forces of various countries and geographic areas. Approximately 16% of our trade receivables at December 31, 2009 are due from foreign customers. See Note 14 for additional information about our foreign operations. We generally do not obtain any collateral for our receivables.

We believe that our provision for possible losses on uncollectible accounts receivable is adequate for our credit loss exposure. At December 31, 2009 and 2008, the allowance for possible losses that we deducted from accounts receivable—trade on the accompanying balance sheet was $3.3 million and $2.7 million, respectively.

NOTE 11—INVESTMENTS

The following is a summary of our available-for-sale securities at December 31, 2009:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
U.S. Treasury securities and obligations of U.S. Government agencies	$63,997	$44	$(4)	$64,037
Money market instruments and short-term investments	461	2	—	463
Asset-backed securities and collateralized mortgage obligations	1,169	—	(429)	740
Corporate and foreign government bonds and notes	8,302	14	(2)	8,314

Total	$73,929	$60	$(435)	$73,554

The following is a summary of our available-for-sale securities at December 31, 2008:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
U.S. Treasury securities and obligations of U.S. Government agencies	$72,858	$658	$—	$73,516
Money market instruments and short-term investments	28,003	77	—	28,080
Asset-backed securities and collateralized mortgage obligations	1,501	—	(548)	953
Corporate and foreign government bonds and notes	16,788	—	(253)	16,535

Total	$119,150	$735	$(801)	$119,084

Proceeds, gross realized gains and gross realized losses on sales of available-for-sale securities were as follows:

	Proceeds	Gross Realized Gains	Gross Realized Losses
Year Ended December 31, 2009	$140,203	$—	$30
Year Ended December 31, 2008	$367,109	$148	$—

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NOTE 12—DERIVATIVE FINANCIAL INSTRUMENTS

Our worldwide operations give rise to exposure to market risks from changes in foreign exchange rates. We use derivative financial instruments (primarily foreign currency forward-exchange contracts) to reduce the impact of changes in foreign exchange rates on our operating results. We use these instruments primarily to hedge our exposure associated with revenues or costs on our long-term contracts and other cash flow exposures that are denominated in currencies other than our operating entities’ functional currencies. We do not hold or issue financial instruments for trading or other speculative purposes.

We enter into derivative financial instruments primarily as hedges of certain firm purchase and sale commitments denominated in foreign currencies. We record these contracts at fair value on our combined balance sheets. Depending on the hedge designation at the inception of the contract, the related gains and losses on these contracts are either deferred in parent equity (deficit) as a component of accumulated other comprehensive loss, until the hedged item is recognized in earnings, or offset against the change in fair value of the hedged firm commitment through earnings. The ineffective portion of a derivative’s change in fair value and any portion excluded from the assessment of effectiveness are immediately recognized in earnings. The gain or loss on a derivative instrument not designated as a hedging instrument is also immediately recognized in earnings. Gains and losses on derivative financial instruments that require immediate recognition are included as a component of other income (expense) – net in our combined statements of income.

We have designated all of our forward contracts as cash flow hedges. The hedged risk is the risk of changes in functional-currency-equivalent cash flows attributable to changes in spot exchange rates of firm commitments related to long-term contracts. We exclude from our assessment of effectiveness the portion of the fair value of the forward contracts attributable to the difference between spot exchange rates and forward exchange rates. Ineffective portions of our forward contracts are recorded in other income (expense) – net on our combined statements of income. At December 31, 2009, we had deferred approximately $5.8 million of net losses on these derivative financial instruments in accumulated other comprehensive loss. We expect to recognize approximately $3.5 million of this amount in the next 12 months.

At December 31, 2009, all of our derivative financial instruments consisted of foreign currency forward-exchange contracts, and foreign currency options. The notional value of our forward contracts totaled $120.4 million at December 31, 2009, with maturities extending to December 2011. These instruments consist primarily of contracts to purchase or sell Euros or Canadian Dollars. The fair value of these contracts totaled ($1.8) million, all of which are Level 2 in nature (See Note 13). The fair value of our foreign currency option contracts totaled $4.7 million at December 31, 2009, and is included in other current assets on our combined balance sheets. We are exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. However, when possible, we enter into International Swaps and Derivative Association, Inc. agreements with our hedge counterparties to mitigate this risk. We also attempt to mitigate this risk by using major financial institutions with high credit ratings and limit our exposure to hedge counterparties based on their credit ratings. The counterparties to all of our derivative financial instruments are financial institutions included in our credit facilities. Our hedge counterparties have the benefit of the same collateral arrangements and covenants as described under these facilities.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The following tables summarize our derivative financial instruments at December 31, 2009:

	Asset Derivatives December 31, 2009		Liability Derivatives December 31, 2009
	Balance Sheet Account	Fair Value	Balance Sheet Account	Fair Value
	(In thousands)
Derivatives designated as hedging instruments:
Foreign-exchange contracts	Accounts receivable-other	$1,582	Accounts payable	$3,350
Derivatives not designated as hedging instruments:
Foreign currency options	Other current assets	$4,747	Accounts payable	$—

The Effect of Derivative Instruments on the Statements of Financial Performance December 31, 2009
(In thousands)
Twelve Months Ended December 31, 2009
Derivatives Designated as Hedges:
Cash Flow Hedges:
Foreign Exchange Contracts:
Amount of gain recognized in other comprehensive income	$10,979

Income (loss) reclassified from accumulated other comprehensive loss into income: effective portion

Location
Revenues	$71
Cost of operations	$1,499
Other—net	$624

Gain (loss) recognized in income: portion excluded from effectiveness testing

Location
Other—net	$(4,335)

NOTE 13—FAIR VALUES OF FINANCIAL INSTRUMENTS

As discussed in Note 1, we adopted FASB Topic, Fair Value Measurements and Disclosure, January 1, 2008 for fair value measurement of financial instruments and recurring fair value measurements of nonfinancial assets and liabilities. This topic defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

This topic defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. This topic also sets forth the disclosure requirements regarding fair value and establishes a hierarchy for valuation inputs that emphasizes the use of observable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy established by this topic is broken down as follows:

•	Level 1—inputs are based upon quoted prices for identical instruments traded in active markets.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

•

Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for similar or identical instruments in inactive markets and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets and liabilities.

•

Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar valuation techniques.

The following sections describe the valuation methodologies we use to measure the fair values of our available-for-sale securities and derivatives.

Derivatives

Level 2 derivative assets and liabilities primarily include over-the-counter forwards. These currently consist of foreign exchange rate derivatives. Where applicable, the value of these derivative assets and liabilities is computed by discounting the projected future cash flow amounts to present value using market-based observable inputs, including foreign exchange forward and spot rates, interest rates and counterparty performance risk adjustments.

At December 31, 2009, we had forward contracts outstanding to purchase or sell foreign currencies, primarily Euros and Canadian Dollars, with a total notional value of $120.4 million and a total fair value of $(1.8) million. In addition, we had foreign currency options outstanding at December 31, 2009 with a total fair value of $4.7 million.

Available-for-Sale Securities

Investments other than derivatives primarily include U.S. Government and agency securities, money market funds, mortgage-backed securities, corporate notes and bonds and certificates of deposit.

In general, and where applicable, we use a pricing service that principally uses a composite of observable prices and quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to our Level 2 investments.

Fair Value Measurements

The following is a summary of our available-for-sale securities measured at fair value at December 31, 2009:

	12/31/09	Level 1	Level 2	Level 3
	(In thousands)
Certificates of deposit	$463	$—	$463	$—
U.S. Government and agency securities	64,037	63,005	1,032	—
Asset-backed/mortgage-backed securities	740	—	572	168
Corporate notes and bonds	8,314	—	8,314	—

Total	$73,554	$63,005	$10,381	$168

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The following is a summary of our available-for-sale securities measured at fair value at December 31, 2008:

	12/31/08	Level 1	Level 2	Level 3
	(In thousands)
Commercial paper	$19,080	$—	$19,080	$—
Certificates of deposit	9,000	—	9,000	—
U.S. Government and agency securities	73,516	68,452	5,064	—
Asset-backed/mortgage-backed securities	953	—	786	167
Foreign government bonds	839	—	839	—
Corporate notes and bonds	15,696	—	15,696	—

Total	$119,084	$68,452	$50,465	$167

Changes in Level 3 Instrument

The following is a summary of the changes in our Level 3 instrument measured on a recurring basis for the years ended December 31, 2009 and 2008 (in thousands):

	Year ended December 31,
	2009	2008
Balance at beginning of period	$167	$386
Total realized and unrealized gains (losses):	54	(150)
Included in other income (expense)	—	1
Included in other comprehensive income	54	(151)
Purchases, issuances, and settlements	—	—
Principal repayments	(53)	(69)

Balance at end of period	$168	$167

Other Financial Instruments

We used the following methods and assumptions in estimating our fair value disclosures for financial instruments:

Cash and cash equivalents and restricted cash and cash equivalents: The carrying amounts that we have reported in the accompanying combined balance sheets for cash and cash equivalents approximate their fair values.

Investments: We estimate the fair values of investments based on quoted market prices. For investments for which there are no quoted market prices, we derive fair values from available yield curves for investments of similar quality and terms.

Long- and short-term debt: We base the fair values of debt instruments on quoted market prices. Where quoted prices are not available, we base the fair values on the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments or on estimated prices based on current yields for debt issues of similar quality and terms.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The estimated fair values of our financial instruments are as follows:

	December 31, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Balance Sheet Instruments
Cash and cash equivalents	$469,468	$469,468	$279,646	$279,646
Restricted cash and cash equivalents	$15,305	$15,305	$7,116	$7,116
Investments	$73,554	$73,554	$119,084	$119,084
Debt	$10,654	$10,782	$15,130	$15,221
Forward contracts	$(1,769)	$(1,769)	$(17,000)	$(17,000)
Foreign currency options	$4,747	$4,747	$—	$—

NOTE 14—SEGMENT REPORTING

Our reportable segments are Power Generation Systems and Government Operations, as described in Note 1. The operations of our segments are managed separately and each has unique technology, services and customer class.

We account for intersegment sales at prices that we generally establish by reference to similar transactions with unaffiliated customers. Reportable segments are measured based on operating income exclusive of general corporate expenses, contract and insurance claims provisions, legal expenses and gains (losses) on sales of corporate assets. Other reconciling items to income before provision for income taxes are interest income, interest expense, minority interest and other income (expense)—net.

Segment Information for the Years Ended December 31, 2009, 2008 and 2007

1. Information about Operations in our Different Industry Segments:

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
REVENUES(1) :
Power Generation Systems	$1,824,450	$2,548,855	$2,506,814
Government Operations	1,032,023	851,019	694,029
Adjustments and Eliminations	(1,841)	(1,300)	(899)

	$2,854,632	$3,398,574	$3,199,944

(1) Segment revenues are net of the following intersegment transfers and other adjustments:

Power Generation Systems Transfers	$2	$55	$123
Government Operations Transfers	1,839	1,245	776

	$1,841	$1,300	$899

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
OPERATING INCOME:
Power Generation Systems	$157,869	$315,397	$234,066
Government Operations	154,542	150,232	122,941

	$312,411	$465,629	$357,007

Unallocated Corporate(1)	(42,847)	(21,146)	(19,374)

Total Operating Income(2)	$269,564	$444,483	$337,633

Other Income (Expense):
Interest income	3,439	15,286	25,220
Interest expense	(24,590)	(22,740)	(38,094)
Other expense—net	(16,112)	(4,290)	(10,411)

Total Other Expense	(37,263)	(11,744)	(23,285)

Income before Provision for Income Taxes	232,301	432,739	314,348

(1)	Unallocated corporate includes general corporate overhead not allocated to segments.
(2)	Included in operating income is the following:

Gains (Losses) on Asset Disposal and Impairments—Net:
Power Generation Systems	$(272)	$9,606	$(25)
Government Operations	(171)	—	1,631
Unallocated Corporate	(783)	(3)	—

	$(1,226)	$9,603	$1,606

Equity in Income of Investees:
Power Generation Systems	$14,043	$10,411	$14,359
Government Operations	41,051	41,381	31,288

	$55,094	$51,792	$45,647

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
SEGMENT ASSETS:
Power Generation Systems	$1,429,475	$1,523,488	$1,483,704
Government Operations	945,806	711,628	479,026

Total Segment Assets	2,375,281	2,235,116	1,962,730
Corporate Assets	228,578	271,725	186,906

Total Assets	$2,603,859	$2,506,841	$2,149,636

CAPITAL EXPENDITURES:
Power Generation Systems	$32,148	$33,896	$40,218
Government Operations	45,062	16,348	14,117

Segment Capital Expenditures	77,210	50,244	54,335
Corporate Capital Expenditures	16,515	12,770	6,374

Total Capital Expenditures	$93,725	$63,014	$60,709

DEPRECIATION AND AMORTIZATION:
Power Generation Systems	$17,859	$22,080	$21,266
Government Operations	51,588	22,445	19,269

Segment Depreciation and Amortization	69,447	44,525	40,535
Corporate Depreciation and Amortization	3,265	1,460	1,137

Total Depreciation and Amortization	$72,712	$45,985	$41,672

INVESTMENT IN AFFILIATES:
Power Generation Systems	$64,666	$57,701	$50,919
Government Operations	3,661	3,926	3,983

Total Investment in Affiliates	$68,327	$61,627	$54,902

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

2. Information about our Product Lines:

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
REVENUES:
Power Generation Systems:
Original Equipment Manufacturers’ Operations	673,920	1,185,305	1,371,427
Aftermarket Goods and Services	778,075	974,730	829,185
Nuclear Equipment Operations	174,785	187,312	137,864
Boiler Auxiliary Equipment	124,363	138,192	115,855
Operations and Maintenance	70,444	60,171	54,854
Eliminations/Other	2,863	3,145	(2,371)

	1,824,450	2,548,855	2,506,814

Government Operations:
Nuclear Component Program	$885,507	$705,442	$619,154
Commercial Operations	98,189	89,857	3,853
Nuclear Environmental Services	33,702	40,352	51,703
Management & Operation Contracts of U.S. Government Facilities	13,174	15,779	18,776
Contract Research	—	46	1,877
Other Government Operations	833	821	708
Eliminations	618	(1,278)	(2,042)

	1,032,023	851,019	694,029

Eliminations	(1,841)	(1,300)	(899)

	$2,854,632	$3,398,574	$3,199,944

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

3. Information about our Operations in Different Geographic Areas:

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
REVENUES(3) :
United States	$2,300,039	$2,819,616	$2,746,834
Canada	267,567	317,422	227,233
China	54,192	50,197	32,595
Sweden	40,852	42,576	41,754
Japan	26,904	2,007	3,362
Denmark	21,965	31,333	36,382
Belgium	2,666	20,423	17,416
Germany	15,734	12,893	8,815
Ireland	10,336	1,083	251
Norway	21,996	11,467	1,457
United Kingdom	6,746	10,899	7,050
Indonesia	8,834	7,090	25,056
India	5,229	5,794	2,556
France	8,351	5,323	9,595
Brazil	2,131	4,199	4,536
Other Countries	61,090	56,252	35,052

	$2,854,632	$3,398,574	$3,199,944

(3) We allocate geographic revenues based on the location of the customer’s operations.

PROPERTY, PLANT AND EQUIPMENT, NET:
United States	$360,076	$313,006	$235,274
Canada	40,058	33,524	41,146
United Kingdom	11,234	10,661	14,587
Denmark	8,852	8,549	8,943
Other Countries	9,841	5,085	4,792

	$430,061	$370,825	$304,742

4. Information about our Major Customers:

In the years ended December 31, 2009, 2008 and 2007, the U.S. Government accounted for approximately 33%, 22% and 21%, respectively, of our total revenues. We have included these revenues in our Government Operations segment.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

CONDENSED COMBINED BALANCE SHEETS (UNAUDITED)

	March 31, 2010	December 31, 2009

	(In thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$401,124	$469,468
Restricted cash and cash equivalents (Note 1)	17,821	15,305
Investments	14	14
Accounts receivable—trade, net	302,506	319,861
Accounts receivable—other	42,496	39,289
Contracts in progress	299,166	245,998
Inventories (Note 1)	95,009	98,644
Deferred income taxes	99,109	96,680
Other current assets	25,259	21,456

Total Current Assets	1,282,504	1,306,715

Property, Plant and Equipment	953,715	945,298
Less accumulated depreciation	522,504	515,237

Net Property, Plant and Equipment	431,211	430,061

Investments	70,909	73,540

Goodwill (Note 1)	269,950	262,866

Deferred Income Taxes	265,048	270,002

Investments in Unconsolidated Affiliates	77,965	68,327

Note Receivable from Affiliate	43,835	42,573

Other Assets	147,347	149,775

TOTAL	$2,588,769	$2,603,859

See accompanying notes to condensed combined financial statements.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

CONDENSED COMBINED BALANCE SHEETS (UNAUDITED)

	March 31, 2010	December 31, 2009

	(In thousands)
LIABILITIES AND PARENT EQUITY
Current Liabilities:
Notes payable and current maturities of long-term debt	$4,993	$6,432
Accounts payable	183,360	178,350
Accounts payable to McDermott International, Inc.	142,967	112,053
Accrued employee benefits	299,026	198,195
Accrued liabilities—other	85,468	74,700
Advance billings on contracts	494,579	537,448
Accrued warranty expense	119,531	115,055
Income taxes payable	4,020	12,943

Total Current Liabilities	1,333,944	1,235,176

Long-Term Debt	5,343	4,222

Accumulated Postretirement Benefit Obligation	106,329	105,484

Environmental Liabilities	48,523	47,795

Pension Liability	550,562	699,117

Notes Payable to Affiliate	320,588	320,568

Other Liabilities	69,841	70,791

Commitments and Contingencies
Total Parent Equity	153,639	120,706

TOTAL	$2,588,769	$2,603,859

See accompanying notes to condensed combined financial statements.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

CONDENSED COMBINED STATEMENTS OF INCOME (UNAUDITED)

	Three Months Ended March 31,
	2010	2009
	(In thousands)
Revenues	$662,388	$785,053

Costs and Expenses:
Cost of operations	544,951	610,914
Selling, general and administrative expenses	92,723	88,969
(Gains) losses on asset disposals and impairments—net	(13)	207

Total Costs and Expenses	637,661	700,090

Equity in Income of Investees	14,019	10,345

Operating Income	38,746	95,308

Other Income (Expense):
Interest income	449	1,239
Interest expense	(5,993)	(5,261)
Other expense—net	(3,090)	(2,040)

Total Other Expense	(8,634)	(6,062)

Income before Provision for Income Taxes	30,112	89,246
Provision for Income Taxes	13,256	35,710

Net Income	16,856	53,536

Less: Net Income attributable to Noncontrolling Interest	(13)	(52)

Net Income Attributable to The Babcock & Wilcox Operations of McDermott International, Inc.	$16,843	$53,484

See accompanying notes to condensed combined financial statements.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three Months Ended March 31,
	2010	2009
	(In thousands)
Net Income	$16,856	$53,536

Other Comprehensive Income (Loss):
Currency translation adjustments:
Foreign currency translation adjustments	728	(4,676)
Unrealized (losses) gains on derivative financial instruments:
Unrealized gains (losses) on derivative financial instruments	947	(1,545)
Realized gains (losses) on derivative financial instruments	609	(876)
Amortization of benefit plan costs	13,629	13,055
Unrealized gains (losses) on investments:
Unrealized gains (losses) arising during the period, net of taxes	16	(359)
Realized gains recognized during the period	115	—

Other Comprehensive Income	16,044	5,599

Total Comprehensive Income	32,900	59,135

Comprehensive Income attributable to Noncontrolling Interest	(16)	(43)

Comprehensive Income Attributable to The Babcock & Wilcox Operations of McDermott International, Inc.	$32,844	$59,092

See accompanying notes to condensed combined financial statements.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

CONDENSED COMBINED STATEMENTS OF PARENT EQUITY (DEFICIT) (UNAUDITED)

(In thousands)

	Accumulated Other Comprehensive Loss	Parent Equity	Non- Controlling Interest	Total Parent Equity (Deficit)
Balance December 31, 2009	$(546,574)	$666,777	$503	$120,706
Net income	—	16,843	13	16,856
Amortization of benefit plan costs	13,629	—	—	13,629
Unrealized gains on investments	131	—	—	131
Foreign currency translation adjustments	725	—	3	728
Unrealized gain on derivatives	1,556	—	—	1,556
Stock-based compensation charges	—	33	—	33

Balance March 31, 2010	$(530,533)	$683,653	$519	$153,639

Balance December 31, 2008	$(592,998)	$523,090	$360	$(69,548)
Net income	—	49,584	52	53,536
Amortization of benefit plan costs	13,055	—	—	13,055
Unrealized losses of investments	(359)	—	—	(359)
Foreign currency translation adjustments	(4,667)	—	(9)	(4,676)
Unrealized loss on derivatives	(2,421)	—	—	(2,421)
Stock-based compensation charges	—	(193)	—	(193)

Balance March 31, 2009	$(587,390)	$572,481	$403	$(10,606)

See accompanying notes to condensed combined financial statements.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

CONDENSED COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
	2010	2009
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$16,856	$53,536

Non-cash items included in net income:
Depreciation and amortization	16,812	16,263
Income of investees, net of dividends	(8,758)	(2,287)
(Gains) losses on asset disposals and impairments—net	(13)	207
Excess tax benefits from ASC 718 stock-based compensation	(1,908)	(123)
Amortization of pension and postretirement costs	21,420	20,602
Other, net	723	(1,027)
Changes in assets and liabilities, net of effects from acquisition and divestitures:
Accounts receivable	15,624	34,724
Accounts payable and other	36,836	(33,867)
Income tax receivable	(313)	(1,140)
Inventories	2,372	14,556
Net contracts in progress and advance billings	(96,575)	(43,230)
Income taxes	(12,053)	(2,488)
Accrued and other current liabilities	13,117	19,010
Pension liability, accumulated postretirement benefit obligation and accrued employee benefits	(47,139)	(46,548)
Other, net	(2,533)	12,307

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(45,532)	40,495

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in restricted cash and cash equivalents	(2,516)	(8,098)
Purchases of property, plant and equipment	(18,763)	(20,029)
Acquisition of businesses, net of cash acquired	(8,165)	—
Decrease in available-for-sale securities	2,739	27,095
Proceeds from asset disposals	79	25
Other	—	(39)

NET CASH USED IN INVESTING ACTIVITIES	(26,626)	(1,046)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of short-term borrowings and long-term debt	(150)	(4,825)
Increase in note payable to affiliate	20	—
Excess tax benefits from ASC 718 stock-based compensation	1,908	123
Other	—	(32)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,778	(4,734)

EFFECTS OF EXCHANGE RATE CHANGES ON CASH	2,036	(6,050)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(68,344)	28,655

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	469,468	279,646

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$401,124	$308,311

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid (received) during the period for:
Interest (net of amount capitalized)	$5,993	$5,380
Income taxes (net of refunds)	$5,502	$8,103

See accompanying notes to condensed combined financial statements.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company, Basis of Presentation and Principles of Combination

The Babcock & Wilcox Operations of McDermott International, Inc. (the “Company”) represent a combined reporting entity comprised of the assets and liabilities used in managing and operating the Power Generation Systems and Government Operations segments of McDermott International, Inc. (“MII”) in addition to two captive insurance companies which will be combined and contributed to The Babcock & Wilcox Company (“B&W”) in conjunction with the planned spin-off of B&W by MII. On December 7, 2009, MII announced a plan to separate B&W from MII through a spin-off transaction that is intended to be tax-free to MII.

The accompanying condensed combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. We have presented our condensed combined financial statements in U.S. Dollars in accordance with the interim reporting requirements of Form 10 and Rule 10-01 of Regulation S-X. We have included all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation. Financial information and disclosures normally included in our financial statements prepared annually in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. Readers of these financial statements should, therefore, refer to the combined financial statements for the years ended December 31, 2009, 2008 and 2007 included in this information statement. All intercompany balances and transactions have been eliminated in the condensed combined financial statements. We use the equity method to account for investments in entities that we do not control, but over which we have significant influence. We generally refer to these entities as “joint ventures.” We present the notes to our condensed combined financial statements on the basis of continuing operations, unless otherwise stated.

The combined results of operations, financial position and cash flows reflected in the accompanying condensed combined financial statements may not be indicative of the future performance of the combined businesses and do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had the combined businesses operated as an independent public company during the periods presented, including changes in its operations and capitalization as a result of the separation and distribution from MII.

Certain corporate and general and administrative expenses, including those related to executive management, tax, accounting, legal and treasury services, and certain employee benefits, have been allocated based on a level of effort calculation. Our management believes such allocations are reasonable. However, the associated expenses reflected in the accompanying combined statements of income may not be indicative of the actual expenses that would have been incurred had the combined businesses been operating as an independent public company for the periods presented. Following the separation and distribution from MII, B&W will perform these functions using internal resources or services provided by third parties, certain of which may be provided by MII during a transitional period pursuant to a transition services agreement.

In presenting the condensed combined financial statements, our management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates.

As used in these footnote disclosures, the following terms have the meanings set forth below:

•	MII (or McDermott) means McDermott International, Inc., a Panamanian corporation;

•	BHI means Babcock & Wilcox Holdings, Inc., a Delaware corporation;

•	MI means McDermott Incorporated, a Delaware corporation and a subsidiary of BHI, and its consolidated subsidiaries;

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

•	BWICO means Babcock & Wilcox Investment Company, a Delaware corporation and a subsidiary of MI, and its consolidated subsidiaries;

•	BWXT means BWX Technologies, Inc., a Delaware corporation and a subsidiary of BWICO, and its consolidated subsidiaries;

•	B&W PGG means Babcock & Wilcox Power Generation Group, Inc., a Delaware corporation and a subsidiary of BWICO, and its consolidated subsidiaries;

•	B&W NE means Babcock & Wilcox Nuclear Energy. Inc., a Delaware corporation and a subsidiary of BWICO, and its consolidated subsidiaries; and

•	JRM means J. Ray McDermott, S.A., a Panamanian corporation and a subsidiary of MII, and its consolidated subsidiaries.

Unless the context otherwise indicates, “we,” “us” and “our” mean The Babcock & Wilcox Operations of McDermott International, Inc.

We operate in two business segments: Power Generation Systems; and Government Operations.

Our Power Generation Systems segment includes the business and operations of B&W PGG and B&W NE. Through this segment, we supply boilers fired with fossil fuels, such as coal, oil and natural gas, or renewable fuels such as biomass, municipal solid waste and concentrated solar energy. In addition, we supply commercial nuclear steam generators and components, environmental equipment and components, and related services to customers in different regions around the world. We design, engineer, manufacture, supply, construct and service large utility and industrial power generation systems, including boilers used to generate steam in electric power plants, pulp and paper making, chemical and process applications and other industrial uses.

Our Government Operations segment includes the business and operations of Babcock & Wilcox Nuclear Operations Group, Inc., Babcock & Wilcox Technical Services Group, Inc. and their respective subsidiaries. Through this segment, we manufacture nuclear components and provide various services to the U.S. Government, including uranium processing, environmental site restoration services, and management and operating services for various U.S. Government-owned facilities. These services are provided to the DOE, including the National Nuclear Security Administration, the Office of Nuclear Energy, the Office of Science and the Office of Environmental Management.

Comprehensive Loss

The components of accumulated other comprehensive loss included in parent equity (deficit) are as follows:

	March 31, 2010	December 31, 2009
	(In thousands)
Net unrealized loss on investments	$(244)	$(375)
Currency translation adjustments	32,453	31,728
Net unrealized loss on derivative financial instruments	(4,202)	(5,758)
Unrecognized losses on benefit obligations	(558,540)	(572,169)

Accumulated Other Comprehensive Loss	$(530,533)	$(546,574)

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Inventories

The components of inventories are as follows:

	March 31, 2010	December 31, 2009
	(In thousands)
Raw Materials and Supplies	$64,308	$71,207
Work in Progress	7,925	6,381
Finished Goods	22,776	21,056

Total Inventories	$95,009	$98,644

Restricted Cash and Cash Equivalents

At March 31, 2010, we had restricted cash and cash equivalents totaling $17.8 million, $9.7 million of which was held in restricted foreign accounts, $3.8 million of which was held as cash collateral for letters of credit, $4.0 million of which was held for future decommissioning of facilities, and $0.3 million of which was held to meet reinsurance reserve requirements of our captive insurance companies.

Warranty Expense

We accrue estimated expense to satisfy contractual warranty requirements when we recognize the associated revenue on the related contracts. In addition, we make specific provisions where we expect the actual warranty costs to significantly exceed the accrued estimates. Such provisions could have a material effect on our combined financial condition, results of operations and cash flows.

The following summarizes the changes in the carrying amount of accrued warranty:

	Three Months Ended March 31,
	2010	2009
	(Unaudited)
	(In thousands)
Balance at beginning of period	$115,055	$119,722
Additions and adjustments	7,372	2,016
Charges	(2,896)	(2,530)

Balance at end of period	$119,531	$119,208

Research and Development

Research and development activities are related to the development and improvement of new and existing products and equipment as well as conceptual and engineering evaluation for translation into practical applications. We charge to cost of operations the costs of research and development unrelated to specific contracts as incurred. For the three months ended March 31, 2010 and 2009, our net research and development expense included in cost of operations totaled $17.1 million and $10.0 million, respectively. Substantially all of these costs are in our Power Generation Systems segment and include costs related to the development of carbon capture and sequestration technologies and our modular and scalable reactor, B&W mPower™.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Recently Adopted Accounting Standards

In January 2010, the Financial Accounting Standards Board (“FASB”) issued a revision to the topic Fair Value Measurements and Disclosures. This revision adds new fair value disclosures for certain transfers of investments between Level 1 and Level 2 measurements and clarifies existing disclosures regarding valuation techniques. On January 1, 2010, we adopted this revision. The adoption of this revision did not have an impact on our condensed combined financial statements.

In January 2010, the FASB issued a revision to the topic Consolidation. This revision clarifies the scope of partial sale and deconsolidation provisions related to acquisitions and noncontrolling interests. On January 1, 2010, we adopted this revision. The adoption of this revision did not have an impact on our condensed combined financial statements.

In June 2009, the FASB issued a revision to the topic Consolidation. This revision was subsequently amended in December 2009 and February 2010. These revisions expand the scope of this topic and amend guidance for assessing and analyzing variable interest entities. These revisions were effective on January 1, 2010 and had no impact on our condensed combined financial statements.

New Accounting Standards

In January 2010, the FASB issued a revision to the topic Fair Value Measurements and Disclosures. This revision sets forth new rules on providing enhanced information for Level 3 measurements. The disclosure provisions under this revision will be effective for fiscal years beginning after December 15, 2010, in both interim and annual disclosures. The adoption of this revision is not expected to have an impact on our condensed combined financial statements.

NOTE 2—BUSINESS ACQUISITIONS

In January 2010, B&W PGG acquired all the outstanding equity interests in Götaverken Miljö AB, a flue gas cleaning and energy recovery company based in Gothenburg, Sweden. In connection with this acquisition, we recorded goodwill of approximately $7.8 million. We accounted for this acquisition as a business combination.

NOTE 3—PENSION PLANS AND POSTRETIREMENT BENEFITS

Components of net periodic benefit cost included in net income are as follows:

	Pension Benefits Three Months Ended March 31,		Other Benefits Three Months Ended March 31,
	2010	2009	2010	2009
	(In thousands)
Service cost	$9,627	$9,020	$267	$231
Interest cost	37,342	36,745	1,963	2,168
Expected return on plan assets	(35,566)	(33,826)	(411)	(376)
Amortization of prior service cost	894	686	18	15
Amortization of transition obligation	—	—	70	59
Recognized net actuarial loss	20,098	19,438	341	403

Net periodic benefit cost	$32,395	$32,063	$2,248	$2,500

Included in accrued employee benefits on our condensed combined balance sheet at March 31, 2010 is $209.3 million of current liability related to our pension plans, which we expect to fund within the next 12 months.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

NOTE 4—COMMITMENTS AND CONTINGENCIES

On March 19, 2010, Jessi Ann Casella, William E. Uhing and Kenneth B. Cyphert filed suit against B&W PGG, Babcock & Wilcox Technical Services Group, Inc., formerly known as B&W Nuclear Environmental Services, Inc. and Atlantic Richfield Company in the United States District Court for the Western District of Pennsylvania (the “Casella Litigation”). The plaintiffs in the Casella Litigation allege, among other things, that they suffered personal injuries and property damage as a result of alleged radioactive and non-radioactive releases relating to the operation, remediation and/or decommissioning of the same two former nuclear fuel processing facilities located in Apollo and Parks Township, Pennsylvania involved in the McMunn Litigation described in our combined financial statements for the years ended December 31, 2009, 2008 and 2007.

NOTE 5—DERIVATIVE FINANCIAL INSTRUMENTS

Our worldwide operations give rise to exposure to market risks from changes in foreign exchange rates. We use derivative financial instruments (primarily foreign currency forward-exchange contracts) to reduce the impact of changes in foreign exchange rates on our operating results. We use these instruments primarily to hedge our exposure associated with revenues or costs on our long-term contracts and other cash flow exposures that are denominated in currencies other than our operating entities’ functional currencies. We do not hold or issue financial instruments for trading or other speculative purposes.

We enter into derivative financial instruments primarily as hedges of certain firm purchase and sale commitments denominated in foreign currencies. We record these contracts at fair value on our condensed combined balance sheets. Depending on the hedge designation at the inception of the contract, the related gains and losses on these contracts are either deferred in parent equity (deficit) as a component of accumulated other comprehensive loss until the hedged item is recognized in earnings, or offset against the change in fair value of the hedged firm commitment through earnings. The ineffective portion of a derivative’s change in fair value and any portion excluded from the assessment of effectiveness are immediately recognized in earnings. The gain or loss on a derivative instrument not designated as a hedging instrument is also immediately recognized in earnings. Gains and losses on derivative financial instruments that require immediate recognition are included as a component of other income (expense)—net in our condensed combined statements of income.

We have designated all of our forward contracts as cash flow hedges. The hedged risk is the risk of changes in functional-currency-equivalent cash flows attributable to changes in spot exchange rates of forecasted transactions related to long-term contracts and certain capital expenditures. We exclude from our assessment of effectiveness the portion of the fair value of the forward contracts attributable to the difference between spot exchange rates and forward exchange rates. Ineffective portions of our forward contracts are recorded in other income (expense)—net on our combined statements of income. At March 31, 2010, we had deferred approximately $4.2 million of net losses on these derivative financial instruments in accumulated other comprehensive loss. We expect to recognize substantially all of this amount in the next 12 months.

At March 31, 2010, all of our derivative financial instruments consisted of foreign currency forward-exchange contracts and foreign currency options. The notional value of our forward contracts totaled $143.2 million at March 31, 2010, with maturities extending to June 2013. These instruments consist primarily of contracts to purchase or sell Euros or Canadian Dollars. The fair value of these contracts was in a net liability position totaling $1.0 million at March 31, 2010 and was Level 2 in nature. The fair value of our foreign currency options totaled $4.8 million at March 31, 2010 and was included in other current assets on our combined balance sheets. The foreign currency options were Level 2 in nature (See Note 6).

We are exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. However, when possible, we enter into International Swaps and Derivative Association,

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Inc. agreements with our hedge counterparties to mitigate this risk. We also attempt to mitigate this risk by using major financial institutions with high credit ratings and limit our exposure to hedge counterparties based on their credit ratings. The counterparties to all of our derivative financial instruments are financial institutions included in our credit facilities described in Note 6 to our combined financial statements for the years ended December 31, 2009, 2008 and 2007. Our hedge counterparties have the benefit of the same collateral arrangements and covenants as those described with respect to our credit facilities.

The following tables summarize our derivative financial instruments:

	Asset and Liability Derivatives
	March 31, 2010	December 31, 2009
	(In thousands)
Derivatives Designated as Hedges:
Foreign Exchange Contracts:

Location
Accounts receivable-other	$668	$1,582
Accounts payable	$1,597	$3,350

The Effects of Derivative Instruments on our Financial Statements

	Three Months Ended March 31,
	2010	2009
	(In thousands)
Derivatives Designated as Hedges:
Cash Flow Hedges:
Foreign Exchange Contracts:
Amount of gain (loss) recognized in other comprehensive income	$1,226	$(2,562)
Loss reclassified from accumulated other comprehensive loss into income: effective portion

Location
Revenues	$459	$577
Cost of operations	$154	$(1,871)
Other-net	$331	$37
Gain (loss) recognized in income: portion excluded from effectiveness testing

Location
Other-net	$(1,564)	$(1,081)
Derivatives Not Designated as Hedges:
Currency Options:
Gain (loss) recognized in income

Location
Other-net	$34	$—

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

NOTE 6—FAIR VALUES OF FINANCIAL INSTRUMENTS

The following is a summary of our available-for-sale securities measured at fair value at March 31, 2010:

	03/31/10	Level 1	Level 2	Level 3
	(In thousands)
Certificates of deposit	$461	$—	$461	$—
U.S. Government and agency securities	65,581	65,380	201
Asset-backed/mortgage-backed securities	570	—	570
Corporate notes and bonds	4,311	—	4,311

Total	$70,923	$65,380	$5,543	$—

The following is a summary of our available-for-sale securities measured at fair value at December 31, 2009:

	12/31/09	Level 1	Level 2	Level 3
	(In thousands)
Certificates of deposit	$463	$—	$463	$—
U.S. Government and agency securities	64,037	63,005	1,032	—
Asset-backed/mortgage-backed securities	740	—	572	168
Corporate notes and bonds	8,314	—	8,314	—

Total	$73,554	$63,005	$10,381	$168

Changes in Level 3 Instrument

The following is a summary of the changes in our Level 3 instrument measured on a recurring basis for the three months ended March 31, 2010 (in thousands):

March 31, 2010
Balance at beginning of period	$168
Total realized and unrealized gains (losses):	119
Included in other income (expense)	—
Included in other comprehensive income	119
Purchases, issuances, and settlements	(283)
Principal repayments	(4)

Balance at end of period	$—

Other Financial Instruments

We used the following methods and assumptions in estimating our fair value disclosures for financial instruments:

Cash and cash equivalents and restricted cash and cash equivalents: The carrying amounts that we have reported in the accompanying combined balance sheets for cash and cash equivalents approximate their fair values.

Investments: We estimate the fair values of investments based on quoted market prices. For investments for which there are no quoted market prices, we derive fair values from available yield curves for investments of similar quality and terms.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Long- and short-term debt: We base the fair values of debt instruments on quoted market prices. Where quoted prices are not available, we base the fair values on the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments or on estimated prices based on current yields for debt issues of similar quality and terms.

The estimated fair values of our financial instruments are as follows:

	March 31, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Balance Sheet Instruments
Cash and cash equivalents	$401,124	$401,124	$469,468	$469,468
Restricted cash and cash equivalents	$17,821	$17,821	$15,305	$15,305
Investments	$70,923	$70,923	$73,554	$73,554
Debt	$10,336	$10,413	$10,654	$10,782
Forward contracts	$(929)	$(929)	$(1,769)	$(1,769)
Foreign currency options	$4,782	$4,782	$4,747	$4,747

NOTE 7—STOCK-BASED COMPENSATION

	Compensation Expense	Tax Benefit	Net Impact
	(In thousands)
	Three Months Ended March 31, 2010
Stock Options	$448	$(162)	$286
Restricted Stock	551	(202)	349
Performance Shares	2,284	(828)	1,456
Performance and Deferred Stock Units	541	(193)	348

Total	$3,824	$(1,385)	$2,439

	Three Months Ended March 31, 2009
Stock Options	$179	$(64)	$115
Restricted Stock	757	(274)	483
Performance Shares	4,598	(1,677)	2,921
Performance and Deferred Stock Units	406	(144)	262

Total	$5,940	$(2,159)	$3,781

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

NOTE 8—SEGMENT REPORTING

An analysis of our operations by segment is as follows:

	Three Months Ended March 31,
	2010	2009
	(In thousands)
REVENUES(1) :
Power Generation Systems	$409,731	$528,573
Government Operations	253,251	257,105
Adjustments and Eliminations	(594)	(625)

	$662,388	$785,053

(1) Segment revenues are net of the following intersegment transfers and other adjustments:

Power Generation Systems Transfers	$4	$—
Government Operations Transfers	590	625

	$594	$625

	2010	2009
OPERATING INCOME
Power Generation Systems	$9,300	$58,159
Government Operations	35,953	45,752

	$45,253	103,911

Unallocated Corporate(1)	(6,507)	(8,603)

Total Operating Income(2)	$38,746	$95,308

Other Income (Expense):
Interest income	449	1,239
Interest expense	(5,993)	(5,261)
Other expense—net	(3,090)	(2,040)

Total Other Expense	(8,634)	(6,062)

Income before Provision for Income Taxes	$30,112	$89,246

(1) Unallocated corporate includes general corporate overhead not allocated to segments.
(2) Included in operating income is the following:
Gains (Losses) on Asset Disposal and Impairments—Net:
Power Generation Systems	$(12)	$12
Government Operations	25	—
Unallocated Corporate	—	(219)

	$13	$(207)

Equity in Income of Investees:
Power Generation Systems	$4,541	$1,643
Government Operations	9,478	8,702

	$14,019	$10,345

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

NOTE 9—RELATED PARTY

We have transactions with MII and its other subsidiaries occurring in the normal course of operations. These transactions included the following:

	Three Months Ended March 31,
	2010	2009
	(In thousands)
Purchases	$357	$206
Interest income	$259	$358
Interest expense	$5,774	$5,057
Corporate administrative expense allocated to MII and JRM	$9,201	$11,274

Our accounts payable with MII consist of items of a normal recurring nature, including, but not limited to, the items disclosed above. The balances are generally settled within 60 days of the invoice date.

Our note receivable from affiliate is a loan executed by Babcock & Wilcox Canada, Ltd., a subsidiary of B&W PGG, with J. Ray McDermott Canada Holding, Ltd. (“JRMCHL”) for up to 60 million Canadian Dollars. The actual amount funded to JRMCHL under this agreement was $45.2 million. Interest is set at the Canadian Prime Rate and is due quarterly. The loan agreement is scheduled to terminate on June 30, 2011, and the entire amount outstanding under the loan agreement, including accrued interest, is scheduled to become due and payable at that time. Either party may terminate the loan agreement by providing 30 days’ written notice to the other party, in which case the entire amount outstanding under the loan agreement, including accrued interest, would be due and payable at the end of that 30-day period. JRMCHL may repay the loan at any time, without penalty. No payments were made during the three months ended March 31, 2010. We expect this loan will be settled in connection with the spin-off.

Our note payable relates to a loan agreement with McDermott Kft., Budapest, Zug branch, the registered branch of McDermott Group Financing Limited Liability Company, whereby we borrowed $355 million in connection with a reorganization of various subsidiaries of McDermott. The loan bears interest at a rate of 7.25% and is payable quarterly. The loan matures on December 21, 2011. The loan principal is due in full on the maturity date but may be paid in whole or in part in advance without penalty. During the three months ended March 31, 2010 we had no new borrowings or repayments under this facility. We expect this loan will be settled in connection with the spin-off.

On September 17, 2009, we entered into a loan agreement with MII whereby we may borrow up to $5.0 million in connection with the acquisition of Instrumentacion y Mantenimiento de Calderas, S.A. Interest is set at the Eurodollar deposit rate and is due quarterly. The loan agreement is scheduled to terminate on December 31, 2014, and the entire amount outstanding under the loan agreement, including the accrued interest, is scheduled to become due and payable at that time. Either party may terminate the loan agreement by providing 30 days’ written notice to the other party, in which case the entire amount outstanding under the loan agreement, including the accrued interest, will become due and payable at the end of that 30-day period. We expect this loan will be settled in connection with the proposed spin-off.

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

NOTE 10—CREDIT FACILITY

On May 3, 2010, BWICO entered into a credit agreement with a syndicate of lenders and credit issuers. The facility provides an aggregate outstanding amount of up to $700.0 million for revolving credit borrowings and issuances of letters of credit and expires on May 3, 2014. Upon completion of the spin-off, we will become the borrower under the credit agreement, and BWICO will become a guarantor under the credit agreement. The facility replaces our existing facilities.

Schedule II

THE BABCOCK & WILCOX OPERATIONS OF McDERMOTT INTERNATIONAL, INC.

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions		Balance at End of Period
		Charged to Costs and Expenses(1)	Charged to Other Accounts
Valuation Allowance for Deferred Tax Assets
Year Ended December 31, 2009	$(32,227)	$3,238	$288	$(28,701)
Year Ended December 31, 2008	$(85,384)	$53,496	$(339)	$(32,227)
Year Ended December 31, 2007	$(122,215)	$(36,831)	—	$(85,384)

(1)	Net of reductions and other adjustments, all of which are charged to costs and expenses.